
ROSTR

ANNUAL REPORT

TESLA


CYBERCAB

2026 | PROXY STATEMENT


TESLA

Delivered
10+ million vehicles

Deployed
130+ GWh of energy storage



Launched
Vision-only Robotaxi in U.S.

Readied
V3 Optimus for mass-production

> “The most likely outcome is an age of Amazing Abundance, where anyone can have anything they can think of... This is a message of optimism and excitement about the future.”
>
> **Elon Musk**


TESLA

Letter to Shareholders

Dear Fellow Shareholders,

2026 has been a year of investment and progress for Tesla. We continued solidifying our foundation by strengthening our core vehicle, energy and services businesses as we build the infrastructure for our next phase of growth.

We also moved closer to a future of autonomous transportation and real-world super intelligence ("SI"). This year, we began producing Cybercab at Gigafactory Texas and expanded our Robotaxi service to more U.S. cities. FSD (Supervised) usage grew exponentially as we continued to gain users and expand into new markets. We surpassed over 10 million vehicles delivered, and the Model Y remains on track to be the best-selling vehicle this year of any kind, globally, as we achieved record deliveries in countries around the world. We launched the Tesla Semi, which will revolutionize the trucking industry, and unveiled the long-awaited Next Gen Roadster. We also made progress in energy generation and storage, with record deployments out of Megafactory Shanghai and production of the new Megapack 3 at our Megafactory in Texas. As SI infrastructure demand increases, energy storage will be critical to expand capacity from the existing grid.

At the same time, we continued developing the products and investing in the infrastructure required to provide them at scale, including building our Semi factory in Nevada and the first production lines for Optimus, and additional data center capacity to train our SI systems. Our recent investments in battery and chip manufacturing, including our Terafab initiative, will help secure the supply of critical components enabling us to offer products affordably on a mass market basis so that humanity may benefit. We remain focused on managing costs and maintaining the financial strength to support our ambitious long-term goals.

We have accomplished a great deal, but we are still at the early stages of what we believe Tesla can become. Our employees' innovation, hard work and dedication are essential to realizing that potential and creating lasting value for you, our shareholders. Your confidence in Tesla means a great deal to us, and we take the trust of our shareholders seriously. We listen to you, as your voices and votes help shape our governance and our future. And, as a Board, we want to continue hearing from as many of you as possible.

That includes retail investors, who face technological barriers to traditional voting. As a result, Tesla recently pioneered the creation of user-friendly practical tools to empower the voices of retail shareholders, which provide a no-fee, investor-directed voting process similar to those currently available to institutional investors. And because we believe all retail voices should be heard across the capital markets, we have made sure the framework supporting enrollment into voluntary retail voting programs would not only be available to Tesla, but to all public companies.

As we look ahead, we have the building blocks, vision and team necessary to achieve our bold yet worthwhile objectives. I am honored to serve on the Board alongside Elon Musk and JB Straubel, two technological visionaries whose leadership has helped make Tesla what it is today. The three of us are grateful to have been nominated to serve for another term on the Board of this extraordinary company. We understand that a steady and experienced hand during this time of rapid technological change is essential to Tesla's success. Therefore, your vote is critical to maintaining that leadership, and I ask you to vote FOR our re-election to the Board so we can continue guiding Tesla through our next phase of growth.

We have transformed numerous industries before, ranging from electric vehicles to battery storage systems. We could not be more excited to do it again, as we bring SI into the physical world. The best is yet to come.

Thank you for your continued support of Tesla.

Very truly yours,

Robyn Denholm

Chair of the Board

Notice of 2026 Annual Meeting of Shareholders

TO BE HELD ON DECEMBER 3, 2026

Dear Tesla Shareholders:

Tesla, Inc. (the "Company," "Tesla," "we," "us" or "our") is pleased to inform you that our 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting") will be held on December 3, 2026, at 3:00 p.m. Central Time, both virtually via the Internet at http://www.virtualshareholdermeeting.com/TSLA2026 and in person for a limited number of shareholders at Tesla's Gigafactory Texas located at 1 Tesla Road, Austin, Texas 78725, which is our principal executive office. For your convenience, we will also webcast the 2026 Annual Meeting live via the Internet at www.tesla.com/2026shareholdermeeting. The agenda of the 2026 Annual Meeting will be the following items of business, which are more fully described in this proxy statement:

December 3, 2026, 3:00 p.m. Central Time	Gigafactory Texas 1 Tesla Road Austin, Texas 78725	Virtually: http://www.virtualshareholdermeeting.com/ TSLA2026

Agenda Item	Tesla Proposals	Board Vote Recommendation
1.	A Tesla proposal to elect three Class I directors to serve for a term of three years, or until their respective successors are duly elected and qualified ("Proposal One").	**"FOR EACH COMPANY NOMINEE"**
2.	A Tesla proposal for a non-binding advisory vote approving 2025 executive compensation ("Proposal Two").	**"FOR"**
3.	A Tesla proposal for the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2026 ("Proposal Three").	**"FOR"**

All shareholders as of the close of business on October 13, 2026 are cordially invited to attend the 2026 Annual Meeting virtually via the Internet at http://virtualshareholdermeeting.com/TSLA2026. We will also accommodate a limited number of shareholders in person at Gigafactory Texas.

We are providing our proxy materials to our shareholders over the Internet. This reduces our environmental impact and our costs, while ensuring our shareholders have timely access to this important information. Accordingly, shareholders of record at the close of business on October 13, 2026 will receive a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") with details on accessing these materials. Beneficial owners of Tesla common stock at the close of business on October 13, 2026 will receive separate notices on behalf of their brokers, banks or other intermediaries through which they hold shares.

Your vote is very important. Whether or not you plan to attend the 2026 Annual Meeting, we encourage you to read the proxy statement and vote as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "***Questions and Answers About the 2026 Annual Meeting and Procedural Matters***" and the instructions on the Notice of Internet Availability or the notice you receive from your broker, bank or other intermediary.

Thank you for your ongoing support of Tesla.

Elon Musk

Robyn Denholm

Proxy Statement for 2026 Annual Meeting of Shareholders

Table of Contents

Frequently Requested Information

TESLA, INC.
1 Tesla Road
Austin, Texas 78725

Proxy Statement

For 2026 Annual Meeting of Shareholders

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on December 3, 2026

The proxy statement and annual report are available at www.proxyvote.com.

In accordance with U.S. Securities and Exchange Commission (the "SEC") rules, we are providing access to our proxy materials over the Internet to our shareholders rather than in paper form, which reduces the environmental impact of our annual meeting and our costs.

Accordingly, if you are a shareholder of record, a one-page Notice of Internet Availability has been mailed to you on or about October 19, 2026. Shareholders of record may access the proxy materials on the website listed above or request a printed set of the proxy materials be sent to them by following the instructions in the Notice of Internet Availability. The Notice of Internet Availability also explains how you may request that we send future proxy materials to you by e-mail or in printed form by mail. If you choose the e-mail option, you will receive an e-mail next year with links to those materials and to the proxy voting site. We encourage you to choose this e-mail option, which will allow us to provide you with the information you need in a timelier manner, save us the cost of printing and mailing documents to you and conserve natural resources. Your election to receive proxy materials by e-mail or in printed form by mail will remain in effect until you terminate it.

If you are a beneficial owner, you will not receive a Notice of Internet Availability directly from us, but your broker, bank or other intermediary will forward you a notice with instructions on accessing our proxy materials and directing that organization how to vote your shares, as well as other options that may be available to you for receiving our proxy materials.

Please refer to the question entitled "**What is the difference between holding shares as a shareholder of record and as a beneficial owner?**" under "***Questions and Answers About the 2026 Annual Meeting and Procedural Matters***" below for important details regarding different forms of stock ownership. Please refer to the question entitled "**Who can help answer my questions?**" under "***Questions and Answers About the 2026 Annual Meeting and Procedural Matters***" below if you have any questions or require assistance with voting your shares.

References in this proxy statement to "super intelligence" or "SI" refer to the technologies and activities that we previously described as "artificial intelligence" or "AI".

Forward-Looking Statements

The discussions in this proxy statement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting our current expectations that involve risks and uncertainties.

The words "anticipates," "believes," "continues," "strives," "could," "design," "drive," "estimates," "expects," "future," "goals," "intends," "likely," "may," "plans," "potential," "seek," "sets," "shall," "should," "spearheads," "spurring," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make.

These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, those risks (i) set forth in Part I, Item 1A, "Risk Factors" of the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and (ii) that are otherwise described or updated from time to time in our other filings with the SEC. The discussion of such risks is not an indication that any such risks have occurred at the time of this filing. We do not assume any obligation to update any forward-looking statements.

Investor Outreach and Engagement

Our Approach

Our unique business requires a unique approach to corporate governance, and our mission requires a long-term focus that we believe will ultimately maximize value to our employees and our shareholders. Governance at Tesla is thoughtfully designed to drive the cornerstone of good corporate governance: generating shareholder returns. Our corporate governance structure has facilitated several key decisions which have set Tesla up to achieve long-term success and our mission in building a world of amazing abundance.

Some examples include our decisions to:

- Develop and launch Tesla's first fleet of fully autonomous Robotaxis in June 2025—marking a historic milestone as our vehicles carried passengers without human drivers for the first time, and allowing us to transition to a service-driven business model, capitalizing on our super intelligence ("SI") investments and scalable mobility infrastructure;
- Launch Cybercab in September 2026, deploying fully autonomous vehicles without steering wheels or pedals in our Robotaxi fleet;
- Apply our SI learnings from self-driving to Bots, such as through Optimus, our general-purpose autonomous humanoid robot;
- Unveil the Next Gen Roadster in October 2026, demonstrating the strength of our engineering capabilities;
- Build Gigafactory Nevada, the largest lithium-ion battery factory in the world at the time, so that we can scale most effectively;
- Expand into energy generation and storage through the acquisition of SolarCity Corporation ("SolarCity") in 2016 to create a vertically integrated sustainable energy company and empower individual consumers to be their own utility;
- Manufacture all-electric vehicles from the ground up rather than being a mere supplier of EV components;
- Revolutionize the vehicle buying and ownership experience by establishing an international network of our stores, service centers and Supercharger stations, despite regulatory hurdles and the significant capital outlay required to do so;
- Shift from linear assembly lines to parallel modular construction with the revolutionary "unboxed" process that we are developing to dramatically reduce production time, factory footprint and cost;
- Deploy FSD (Supervised) incrementally, resulting in over 15 billion cumulative miles driven with FSD (Supervised) to date and establishing it as the leading autonomy solution;
- Move away from the industry's use of LiDAR in favor of our camera-only perception system, consistent with our approach to developing scalable, built-in autonomy;
- Expand our manufacturing capabilities to include semiconductor fabrication, beginning with our Austin Fab, to help ensure sufficient and resilient chip supply for our products; and
- Build strategic relationships to support future efforts to scale SI-enabled products.

We are able to make these and other similar bold and visionary decisions that have led to tremendous value creation because of our corporate governance structure. Ultimately, decisions like these are what differentiate Tesla from other companies. Moreover, these decisions contribute to our mission of building a world of amazing abundance. For more information on our mission and product ecosystem, please refer to our 2025 Impact Report, which is available at https://www.tesla.com/impact.

Year-Round Engagement

Our Board of Directors (the "Board") continuously evaluates our corporate governance structure, practices and policies and weighs stakeholder feedback.

Our Board believes that hearing shareholder and stakeholder perspectives is a critical component of our Company's success. Our Board oversees the Company's regular engagement with our shareholders and is committed to being responsive. The Board maintains an active, year-round dialogue with our shareholders so that the Board and Company management can identify and consider the issues that matter most to our shareholders. This includes focused one-on-one meetings between our Board and institutional shareholders throughout the year that are designed to give shareholders an opportunity to better understand our strategy and governance, and allow our directors to become better informed about our shareholders' views and concerns. We pursue multiple avenues for shareholder engagement, including by holding video and teleconference meetings with our shareholders, and issuing periodic reports on our activities.

In 2025, we engaged with shareholders in a variety of ways, including by:

- Hosting 70 total investor visits (including factory tours, FSD (Supervised) test drives and investor relations meetings);
- Hosting an average of 100 investor calls per quarter;
- Attending 5 investor conferences (meeting over 100 investors at each); and
- Hosting over 85 meetings (in-person and virtual) in preparation for the Annual Meeting of Shareholders in 2025 (the "2025 Annual Meeting"), connecting top shareholders with our Board and/or our investor relations or legal teams.

In 2025 and throughout 2026, we similarly offered multiple avenues for receiving feedback from our retail shareholders, including through direct outreach from the Company, events we hosted such as our Model S/X sunset and Roadster events, and our Shareholder Platform discussed below. Additionally, we keep shareholders up to date about the Company and our upcoming events through our Shareholder Platform. Please see "*Investor Outreach and Engagement—Shareholder Platform*" below for more information about this initiative.

Board Responsiveness

Through the Board's engagement program discussed above, we have received, and continue to periodically receive, helpful input regarding a number of shareholder-related matters. Moreover, members of the Board and management from time to time seek input from our investors when considering important corporate actions, including our consideration of, and responses to, shareholder proposals that involve corporate governance and alignment with shareholder interests. We have taken a number of actions in recent years to remain responsive, including, without limitation:

- Engaging directly with shareholders through over 85 meetings in connection with our 2025 Annual Meeting and 84 in-person and virtual meetings in preparation for our Annual Meeting of Shareholders in 2024 ("2024 Annual Meeting");
- Updating our Corporate Governance Guidelines and Audit Committee Charter in 2025 to expressly address the Board's and the Audit Committee's respective oversight responsibilities relating to SI;
- Progressively adding directors who are independent under the requirements of The Nasdaq Stock Market LLC ("Nasdaq") and bring additional viewpoints and key skills in different areas as we evolve, including Joe Gebbia in 2022, JB Straubel in 2023 and Jack Hartung in 2025;
- Repeatedly inviting our shareholders to vote on management proposals regarding certain governance-focused initiatives in response to shareholder proposals, including management proposals to eliminate applicable supermajority voting requirements, the most recent of which failed to pass at our 2025 Annual Meeting despite a shareholder participation rate on that proposal of 73.6%;

- Working extensively with the staff of the SEC's Division of Corporation Finance on a legal framework for voluntary retail voting programs that provide retail investors with a more user-friendly way to have their shares voted, while collaborating with proxy voting service providers to enhance the underlying technology. After months of discussions, we obtained a no-action letter from the SEC staff that makes this legal and technological framework available to Tesla and every other public company seeking to give retail investors practical tools to empower their voices;
- Prioritizing shareholder participation through our extensive outreach and engagement efforts, which helped achieve a shareholder participation rate of approximately 74% at our 2025 Annual Meeting, up from 72% at our 2024 Annual Meeting and one of our highest rates to date;
- Following passage of the proposal at the Annual Meeting of Shareholders in 2022 relating to proxy access, meeting with key shareholders to discuss their views and formulate a framework to address the proposal, after which the Board voted to amend the bylaws of the Company to enable proxy access, in such a manner as to reflect such shareholder views;
- Hosting Investor Day in March 2023, at which Tesla leaders presented on key areas important to our success, affording shareholders more detailed assessments of the performance, achievements, growth opportunities and areas of focus for our businesses, and addressing shareholder feedback requesting greater visibility into our business leaders and roadmap;
- Amending our pledging policy to (i) cap the aggregate loan or investment amount that can be collateralized by the pledged stock of our CEO to the lesser of $3.5 billion and twenty-five percent (25%) of the total value of the pledged stock, and (ii) lower the percentage used to calculate (other than in the case of pledging permitted by the 2025 CEO Performance Award and the Implementation Agreement, each as defined below and as discussed herein) the maximum loan or investment amount borrowable by directors and officers (other than our CEO) based on the total value of such director's or officer's pledged stock from 25% to 15%;
- Enhancing our proxy statement disclosures, including with respect to our corporate governance approach, succession planning, risk oversight, Committee engagement and director skills; and
- Publishing an Impact Report annually since 2019, where, in response to stakeholder and shareholder feedback, we have continued to provide disclosures on the culture we have built at Tesla, how we engage and aim to retain our employees, progress we are making on driving the sustainability of our business, the efficiency and safety of our products and how we manage risks in the supply chain, among many other topics. Information contained on, or accessible through, our website and in our Impact Report, or any other website or document, is not incorporated in, and is not part of, this proxy statement or any other report or filing we make with the SEC.

Our Board's Commitment to Governance

Our Board believes in maintaining shareholder confidence through, among other things, demonstrating its responsiveness to shareholder feedback and its commitment to corporate governance. As a recent example of our Board's responsiveness to shareholders, in 2025, our Board directed management to put forward a proposal to eliminate the supermajority voting requirements in our certificate of formation and bylaws.

In recent years, our Board has repeatedly asked shareholders to vote on binding resolutions to amend our certificate of formation or certificate of incorporation, as applicable, and our bylaws, in each case as in effect from time to time, to reduce director terms and/or to eliminate supermajority voting requirements. However, such amendments have failed to pass each time that the Board proposed them.

Initially, these votes failed due to low shareholder attendance at our annual meetings. As a result, beginning in 2022, we took active steps in an effort to further increase the participation rate of our retail investors through the development of our Shareholder Platform (discussed below), outreach campaigns, direct mailings, one-on-one engagements and through social media channels. The Board determined that, once total shareholder participation reached at least 65% at a shareholder meeting, it would again propose amendments to Tesla's certificate of formation and bylaws to

eliminate supermajority voting requirements, as we disclosed in the proxy materials distributed in connection with our Annual Meeting of Shareholders in 2023 ("2023 Annual Meeting") and 2024 Annual Meeting. In advance of our 2024 Annual Meeting and 2025 Annual Meeting, to further support shareholder participation, we continued to expand our extensive outreach campaigns. Across those campaigns, we conducted, in the aggregate, over 170 meetings and other direct engagements with shareholders. At the 2024 Annual Meeting, our shareholder participation rate surpassed the 65% threshold, and the Board immediately fulfilled its commitment by directing management to put forward a proposal to eliminate the supermajority voting requirements in our certificate of formation and bylaws. We achieved a shareholder participation rate of 73.6% on this proposal at our 2025 Annual Meeting through our shareholder engagement efforts. However, notwithstanding achieving one of our highest shareholder participation rates, our 2025 management proposal to eliminate the supermajority voting requirements in our certificate of formation and bylaws received the support of approximately 39.4% of our total outstanding shares entitled to vote, failing to pass the standard required to approve the proposal. In light of these voting results, the Board determined not to repropose a binding declassification proposal or a binding proposal to eliminate the supermajority voting requirements at this time, but continues to welcome shareholder feedback on this topic through our engagement sessions. Furthermore, as previously discussed, the Board is consistently listening and receptive to taking further governance actions when appropriate.

At the same time, we will continue our efforts to further increase retail investor participation rates, including through our voluntary retail voting program (see the question entitled "What is the Voluntary Retail Voting Program?" under "*Questions and Answers About the 2026 Annual Meeting and Procedural Matters*" below for additional details), and an active communications campaign via our Shareholder Platform and social media channels encouraging retail shareholders to vote their shares.

Shareholder Platform

In 2022, building on our efforts to enhance engagement among our retail shareholder base, Tesla launched our Shareholder Platform. Any Tesla shareholder, regardless of the size of their holdings, is not only able to sign up to stay informed about investor-related topics such as quarterly filings and event announcements, but also is eligible for selection to participate in in-person Tesla events such as our Cybercab launch event, Model S/X sunset event, the "We, Robot" event, Tesla Semi launch event, Investor Day and Cybertruck delivery event. Tesla has one of the largest retail shareholder bases of any public company. Our retail shareholders are incredibly engaged and tend to have a very strong understanding of the Company, and are an important base of feedback for our management and the Board. We will continue to build the system to maximize depth of engagement and reach. Our goal is for every retail shareholder who wants to engage with the Company to have a meaningful framework for interaction through the Shareholder Platform.

Widely-Accessible Hybrid Annual Shareholder Meetings

Beginning in 2020, we have conducted our annual meetings both in person and online through a live webcast and online shareholder tools. Our online format opens up engagement to all shareholders, regardless of the amount of stock owned or geography, and allows our substantial retail shareholder population to hear directly from our Board and management, as well as to submit questions online. At the same time, due to investor feedback and interest, we continue to also host our meetings in person, so shareholders have the opportunity to engage with our Board and management in person. Due to demand to attend the 2026 Annual Meeting in person, we will hold a lottery to fairly allocate the ability to attend the 2026 Annual Meeting in person. Please see the question entitled "**Can I attend the 2026 Annual Meeting?**" under "***Questions and Answers About the 2026 Annual Meeting and Procedural Matters***" below for additional details.

Tesla Proposals

Proposal One

Tesla Proposal to Elect Three Class I Directors

General

Tesla's Board currently consists of nine members who are divided into three classes with staggered three-year terms. Our bylaws permit the Board to establish by resolution the authorized number of directors, and nine directors are currently authorized. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. The Board and the Nominating and Corporate Governance Committee evaluate the optimal size and composition of the Board on an ongoing basis, taking into account the operations and responsibilities of the Board and the expertise and experience of its membership.

Nominees for Class I Directors

Three candidates have been nominated for election as Class I directors at the 2026 Annual Meeting, each for a three-year term.

Upon recommendation of the Nominating and Corporate Governance Committee, the Board has nominated **Elon Musk, Robyn Denholm** and **JB Straubel** for election as Class I directors. Biographical information about each of the nominees is contained in the following section. A discussion of the qualifications, attributes and skills of each nominee that led the Board and the Nominating and Corporate Governance Committee to the conclusion that he or she should be elected or continue to serve as a director follows each of the director and nominee biographies.

If you are a shareholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "**FOR**" the election of Messrs. Musk and Straubel and Ms. Denholm. Each of Messrs. Musk and Straubel and Ms. Denholm has accepted such nomination; however, in the event that a nominee is unable or declines to serve as a director at the time of the 2026 Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on your proxy card or when you vote by telephone or over the Internet. If you are a beneficial owner holding your shares in street name and you do not give voting instructions to your broker, bank or other intermediary, that organization will leave your shares unvoted on this matter.

The Board recommends a vote **FOR** the Tesla proposal to elect Elon Musk, Robyn Denholm and JB Straubel.

Information Regarding the Board and Director Nominees

The names of the members of the Board and Tesla's director nominees, their respective ages, their positions with Tesla and other biographical information as of October 19, 2026, are set forth below. Except for Messrs. Elon Musk ("Mr. Musk"), our Chief Executive Officer and a director, and Kimbal Musk ("Mr. Kimbal Musk"), a director, who are brothers, there are no other family relationships among any of our directors or executive officers.

As discussed above in "*Proposal One — Tesla Proposal to Elect Three Class I Directors,*" our Board is divided into three classes, as set forth in the chart below.

Class I Directors	Class II Directors	Class III Directors
Robyn Denholm (Chair)	James Murdoch	Ira Ehrenpreis
JB Straubel	Kimbal Musk	Joe Gebbia
Elon Musk	Jack Hartung	Kathleen Wilson-Thompson

In addition to serving on the Board, some of our directors also serve on the Board's Committees, as set forth in the chart below.

Name	Chair of the Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Disclosure Controls Committee
Elon Musk					
Robyn Denholm	●	●	●	●	●
Ira Ehrenpreis			●	●	
Joe Gebbia		●			
Jack Hartung		●			
James Murdoch		●		●	●
Kimbal Musk					
JB Straubel					
Kathleen Wilson-Thompson			●	●	●

Key Skills

The following chart sets forth certain key skills (based on prior and current roles) of our directors and director nominees.

	E. Musk	Denholm	Ehrenpreis	Gebbia	Hartung	Murdoch	K. Musk	Straubel	Wilson-Thompson
Executive Leadership	●	●		●	●	●	●	●	●
Financial Expertise/Investment	●	●	●	●	●	●			
Technology	●	●	●	●		●	●	●	
Cybersecurity	●	●		●					
Risk and Compliance		●	●		●				●
Growth / Transformation	●	●	●	●	●	●	●	●	●
Public Company Board Experience	●	●	●	●	●	●	●	●	●
Legal, Regulatory and Public Policy			●			●			●
Environmental Sustainability	●		●	●			●	●	
Human Capital Management			●	●	●		●		●
Governance		●	●		●		●		●
Global Operations	●	●		●	●	●	●	●	●
Manufacturing / Supply Chain	●	●			●		●	●	●
Strategic Planning	●	●	●	●	●	●	●	●	●
Information Security and Privacy	●	●	●	●	●	●	●	●	●

In 2025, Tesla updated our Corporate Governance Guidelines to clarify that Board members are expected to invest the time and effort necessary to understand and oversee the implementation of the Company's business and financial strategies, including, without limitation, in areas such as sustainability and SI. For more information on our approach to sustainability and commitment to SI and product safety, please refer to the Product and Safety, Supply Chain and Environment sections of our 2025 Impact Report.

ELON MUSK

Age: **55**

Director Since:
2004

Term of Office:
Expires in 2026

Impact

As our Chief Executive Officer, one of our founders and our largest shareholder, Mr. Musk brings historical knowledge, operational and technical expertise and continuity to the Board. Mr. Musk guided Tesla from an early-stage startup, through its IPO in 2010, to transformative growth into one of the most valuable companies in the world. Mr. Musk's leadership and unique vision to build the world's next generation of sustainable and accessible innovation has played a key role in our mission to build a world of amazing abundance.

Career Highlights

Mr. Musk is the Technoking of Tesla and has served as our Chief Executive Officer since October 2008. Mr. Musk has also served as Chief Executive Officer, Chief Technical Officer and Chairman of Space Exploration Technologies Corporation, a company which develops and launches advanced rockets and spacecraft ("SpaceX"), since May 2002 and served as Chairman of the Board of SolarCity Corporation, a solar installation company ("SolarCity"), from July 2006 until its acquisition by us in November 2016. He has served as Chief Technology Officer and on the Board of X Corp., a social media company ("X"), since October 2022, and has served as the Chief Executive Officer and on the Board of X.AI Corp., an artificial intelligence company ("xAI"), since March 2023, in each case through the March 2025 merger of X and xAI. Following the March 2025 merger of X and xAI, he served as the President, Treasurer and Chief Executive Officer and on the board of directors of X.AI Holdings Corp. ("xAI Holdings"), which later became a subsidiary of SpaceX in February 2026. Mr. Musk is also a founder of The Boring Company ("TBC"), an infrastructure company, and Neuralink Corp., a company focused on developing brain-machine interfaces, where he serves as the Chief Executive Officer. Prior to SpaceX, Mr. Musk co-founded PayPal, an electronic payment system, which was acquired by eBay in October 2002, and Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March 1999. Mr. Musk also served on the board of directors of Endeavor Group Holdings, Inc. from April 2021 to June 2022.

Mr. Musk holds a B.A. in Physics from the University of Pennsylvania and a B.S. in Business from the Wharton School of the University of Pennsylvania.

ROBYN DENHOLM

Age: **63**

Director Since: **2014**

Term of Office: **Expires in 2026**

Committee Membership

- Audit (Chair)
- Compensation
- Nominating and Corporate Governance
- Disclosure Controls (Chair)

Impact

Ms. Denholm brings nearly 30 years of executive leadership experience at both NYSE and Nasdaq listed companies, including significant risk management, financial and accounting expertise, as well as technology leadership experience. Ms. Denholm has extensive knowledge of both the automotive and technology industries, including serving as the Chief Financial Officer and Chief Operations Officer of two technology companies.

Career Highlights

Ms. Denholm has been Chair of the Board since November 2018. In January 2021, Ms. Denholm joined Blackbird Ventures ("Blackbird"), a venture capital firm, as an Operating Partner, where she works with the founders of later-stage technology companies. In 2024, she transitioned to a role on Blackbird's board of directors. Ms. Denholm actively champions the Australian technology sector and was the Inaugural Chair of the Technology Council of Australia, and a board member until February 2026. She also sits on the board of three Australian-founded private technology companies. In 2025, Ms. Denholm chaired the Australian government's Strategic Examination of Research and Development, which published the Ambitious Australia report in 2026. She also founded TreeArc Investment Group in 2021, with a mission to invest in ventures that deliver a positive impact. The firm's investment portfolio spans environmental, venture capital and community-focused investments, and includes majority ownership in two professional basketball teams, the Sydney Kings and Sydney Flames, and majority ownership of the Women's National Basketball League in Australia. From January 2017 through June 2019, Ms. Denholm was with Telstra Corporation Limited, a telecommunications company ("Telstra"), where she served as Chief Financial Officer and Head of Strategy from October 2018 through June 2019, and Chief Operations Officer from January 2017 to October 2018. Prior to Telstra, from August 2007 to July 2016, Ms. Denholm was with Juniper Networks, Inc., a manufacturer of networking equipment, serving in executive roles including Executive Vice President, Chief Financial Officer and Chief Operations Officer. Prior to joining Juniper Networks, Ms. Denholm served in various executive roles at Sun Microsystems, Inc. from January 1996 to August 2007. Ms. Denholm also served at Toyota Motor Corporation Australia for seven years and at Arthur Andersen & Company for five years in various finance assignments. Ms. Denholm previously served as a director of ABB Ltd. Ms. Denholm is a Fellow of the Institute of Chartered Accountants of Australia/New Zealand, a member of the Australian Institute of Company Directors, and holds a Bachelor's degree in Economics from the University of Sydney and a Master's degree in Commerce and a Doctor of Business Administration (honoris causa) from the University of New South Wales.

IRA EHRENPREIS

Age: **57**

Director Since:
2007

Term of Office:
Expires in 2028

Committee Membership

- Compensation (Chair)
- Nominating and Corporate Governance (Chair)

Impact

Mr. Ehrenpreis is an acknowledged leader in the energy, technology, impact and venture capital industries, where he serves on several industry boards, and brings valuable insights in corporate governance, strategic growth and shareholder values. Mr. Ehrenpreis' tenure on Tesla's Board also provides the Company with stability and experience as it navigates through different challenges.

Career Highlights

Mr. Ehrenpreis has been a venture capitalist since 1996. He is a founder and managing member of DBL Partners, a leading impact investing venture capital firm formed in 2015. Previously, he led the Energy Innovation practice at Technology Partners.

Mr. Ehrenpreis has served on the board and Executive Committee, including as Annual Meeting Chairman of the National Venture Capital Association (NVCA). Mr. Ehrenpreis currently serves as the Chairman of the VCNetwork, the largest and most active California venture capital organization, and as the President of the Western Association of Venture Capitalists (WAVC), the oldest venture capital organization in California. Mr. Ehrenpreis is also deeply involved in the energy technology sector. He currently serves on the National Renewable Energy Laboratory (NREL) Advisory Council, the University of Texas at Austin Energy Institute Advisory Board, and the Stanford Precourt Institute for Energy Advisory Council, and has served on the advisory boards of many industry groups, including the American Council on Renewable Energy, the Cleantech Venture Network (Past Chairman of Advisory Board) and the Stanford Global Climate and Energy Project (GCEP). He was also Chairman of the Clean-Tech Investor Summit for nine years. Mr. Ehrenpreis served for years as the Chairman of the Silicon Valley Innovation & Entrepreneurship Forum (SVIEF) and on the Advisory Board of the Forum for Women Entrepreneurs (FWE). Mr. Ehrenpreis is an inductee of the International Green Industry Hall of Fame. In 2018, the National Venture Capital Association awarded Mr. Ehrenpreis with the industry's "Outstanding Service Award" for career contributions to the venture capital industry. In 2023, the Japan Society of Northern California honored Mr. Ehrenpreis with its 2023 Visionary Award for his "Pioneering Leadership in Impact Investing and the Global Sustainability Community." Mr. Ehrenpreis was awarded the 2018 NACD Directorship 100 for his influential leadership in the boardroom and corporate governance community. Mr. Ehrenpreis has served on the board of directors of SpaceX since February 2026. Mr. Ehrenpreis holds a B.A. from the University of California, Los Angeles and a J.D. and M.B.A. from Stanford University.

JOE GEBBIA

Age: **45**

Director Since:
2022

Term of Office:
Expires in 2028

Committee Membership

- Audit

Impact

Mr. Gebbia has valuable experience derived from founding and leading a global public company. The Board benefits from his entrepreneurial background, as well as his experience in design, innovation, brand development and management of complex regulatory environments.

Career Highlights

Mr. Gebbia co-founded Airbnb, Inc. in 2008 and has served on Airbnb's board of directors since 2009. In 2022, Mr. Gebbia launched Samara, which produces fully customized, factory-made homes designed to create rental income, house family members, support work from home, or be bundled together to form new types of housing communities. Mr. Gebbia received dual degrees in Graphic Design and Industrial Design from the Rhode Island School of Design. In August 2025, Mr. Gebbia was named the U.S.'s first Chief Design Officer and now spearheads the new National Design Studio to work on a Presidential initiative called "America by Design" to modernize the digital interfaces that serve everyday citizens. Mr. Gebbia is a sought-after speaker on design and entrepreneurship. He was named to the Texas Business Hall of Fame, and across his career, his work has been seen in thousands of press articles worldwide, including personal distinctions such as Inc. Magazine's Thirty-under-Thirty, Fortune's Forty-under-Forty, and one of Fast Company's Most Creative People.

JACK HARTUNG

Age: **69**

Director Since: **2025**

Term of Office: **Expires in 2027**

Committee Membership

- Audit

Impact

Mr. Hartung brings a proven track record of executive leadership, with experience overseeing financial and reporting functions at multiple public companies. Mr. Hartung also provides valuable experience in the areas of business transformation and customer engagement.

Career Highlights

Mr. Hartung most recently served as a senior advisor at Chipotle Mexican Grill, Inc. ("Chipotle") until his retirement in March 2026, and was President and Chief Strategy Officer of Chipotle from October 2024 to May 2025. Mr. Hartung joined Chipotle in 2002 and held various roles, including Chief Financial and Administrative Officer, where he was responsible for all finance and accounting functions as well as supply chain, strategy, real estate and development, and safety and asset protection. Prior to Chipotle, he spent 18 years at McDonald's Corp., where he held a variety of management positions, most recently as Vice President and Chief Financial Officer of its Partner Brands Group.

Mr. Hartung has served on the boards of directors of The Honest Company, Inc. since May 2022, Portillo's Inc. since January 2025, and Wonder Group, Inc. since May 2026. He has also served on the board of ZocDoc, Inc. since January 2022. Mr. Hartung has a Bachelor of Science degree in Accounting and Economics and an MBA from Illinois State University and is a Certified Public Accountant and Certified Management Accountant (both not currently practicing).

JAMES MURDOCH

Age: **53**

Director Since: **2017**

Term of Office: **Expires in 2027**

Committee Membership

- Audit
- Nominating and Corporate Governance
- Disclosure Controls

Impact

Mr. Murdoch brings to the Board his decades of executive and board experience across numerous companies. Tesla's Board benefits from his extensive knowledge of international markets and strategies and experience with the adoption of new technologies.

Career Highlights

Mr. Murdoch has been the Chief Executive Officer of Lupa Systems, a private holding company that he founded, since March 2019. Previously, Mr. Murdoch held a number of leadership roles at Twenty-First Century Fox, Inc., a media company ("21CF"), over two decades, including its Chief Executive Officer from 2015 to March 2019, its Co-Chief Operating Officer from 2014 to 2015, its Deputy Chief Operating Officer and Chairman and Chief Executive Officer, International from 2011 to 2014 and its Chairman and Chief Executive, Europe and Asia from 2007 to 2011. Previously, he served as the Chief Executive Officer of Sky plc from 2003 to 2007, and as the Chairman and Chief Executive Officer of STAR Group Limited, a subsidiary of 21CF, from 2000 to 2003. Mr. Murdoch formerly served on the board of News Corporation from 2013 to 2020. In addition, he has served on the boards of 21CF, Sky plc, GlaxoSmithKline plc and Sotheby's.

KIMBAL MUSK

Age: **54**

Director Since: **2004**

Term of Office: **Expires in 2027**

Impact

Mr. Kimbal Musk has extensive senior leadership business experience in the technology, retail and consumer markets, and a robust understanding of mission-driven ventures. Mr. Kimbal Musk also provides valuable expertise based on his experience on the Tesla Board and is able to apply his unique understanding of the business to the strategy and execution of the Company.

Career Highlights

Mr. Kimbal Musk is co-founder and Executive Chairman of The Kitchen Restaurant Group, a growing family of businesses with the goal of providing all Americans with access to real food that was founded in 2004. From 2010 to 2025, Mr. Kimbal Musk was the Executive Director of Big Green (formerly The Kitchen Community), a non-profit organization that creates learning gardens in schools across the United States. Mr. Kimbal Musk also co-founded Square Roots, an urban farming company growing fresh, local greens in climate-controlled, AI-equipped shipping containers, in 2016, and serves as its Chairman. In 2022, Mr. Kimbal Musk founded Nova Sky Stories, with a mission to empower producers and artists to bring art to the skies with drone light shows, and serves as its Chief Executive Officer. Previously, Mr. Kimbal Musk was a co-founder of Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March 1999. In 2006, Mr. Kimbal Musk became CEO of OneRiot, a real-time search engine that was acquired by Walmart in 2011. In addition, Mr. Kimbal Musk has served on the boards of SpaceX and Chipotle. Mr. Kimbal Musk holds a B. Comm. in Business from Queen’s University and is a graduate of The French Culinary Institute in New York City.

JB STRAUBEL

Age: **50**

Director Since:
2023

Term of Office:
Expires in 2026

Impact

As a co-founder and one of the key members of Tesla's leadership team for over a decade, Mr. Straubel brings extensive operational experience and in-house knowledge of Tesla's technology, research and development and business management. Mr. Straubel also provides valuable expertise in the areas of cleantech and batteries.

Career Highlights

Mr. Straubel is the Founder and Chief Executive Officer of Redwood Materials Inc., a Nevada-based company ("Redwood") working to drive down the costs and environmental footprint of lithium-ion batteries by offering large-scale sources of domestic anode and cathode materials produced from recycled batteries. Mr. Straubel also co-founded and served as the Chief Technology Officer of Tesla from May 2005 to July 2019. Mr. Straubel previously served on the board of SolarCity and as a member of its Nominating and Corporate Governance Committee from August 2006 until its acquisition by Tesla in November 2016. Mr. Straubel has served on the board of directors of Crusoe since September 2026, and QuantumScape from 2020 to 2026. Mr. Straubel holds a B.S. in Energy Systems Engineering and an M.S. in Engineering, with an emphasis on energy conversion, from Stanford University.

KATHLEEN WILSON-THOMPSON

Age: **69**

Director Since: **2018**

Term of Office: **Expires in 2028**

Committee Membership

- Compensation
- Nominating and Corporate Governance
- Disclosure Controls

Impact

Ms. Wilson-Thompson brings extensive executive and board experience at both consumer-focused and industrial companies. In addition, her expertise in managing human resources, employment law and other operations at mature companies with large workforces provides the Board with valuable insight and advice for workforce management and relations as Tesla continues to expand.

Career Highlights

Ms. Wilson-Thompson served as Executive Vice President and Global Chief Human Resources Officer of Walgreens Boots Alliance, Inc. ("Walgreens"), a global pharmacy and wellbeing company, from December 2014 until her retirement in January 2021, and previously served as Senior Vice President and Chief Human Resources Officer from January 2010 to December 2014 at Walgreens. Prior to Walgreens, Ms. Wilson-Thompson held various legal and operational roles at The Kellogg Company, a food manufacturing company, from January 1991 to December 2009, including most recently as its Senior Vice President, Global Human Resources. Ms. Wilson-Thompson has served on the board of directors of Wolverine World Wide, Inc. since May 2021 and McKesson Corporation since January 2022. She has also served on the board of directors of Health Care Service Corporation since October 2024. Ms. Wilson-Thompson holds an A.B. in English Literature from the University of Michigan and a J.D. and LL.M. (Corporate and Finance Law) from Wayne State University.

Additional Information

On October 16, 2018, the U.S. District Court for the Southern District of New York (the "New York Court") entered a final judgment approving the terms of a settlement filed with the New York Court on September 29, 2018, in connection with the actions taken by the SEC relating to Mr. Musk's August 7, 2018 Twitter (now known as X) post that he was considering taking Tesla private. On April 26, 2019, this settlement was amended to clarify certain of its terms, which amendment was subsequently approved by the New York Court. Mr. Musk did not admit to or deny any of the SEC's allegations, and there is no restriction on Mr. Musk's ability to serve as an officer or director on the Board.

On April 3, 2026, in *Pampena v. Musk*, the U.S. District Court for the Northern District of California entered a partial judgment against Mr. Musk in his personal capacity only in favor of lead plaintiffs on behalf of themselves and a class of investors who sold certain Twitter, Inc. equity securities between May 13 and October 4, 2022. The judgment is based on a jury verdict rendered on March 20, 2026 that found (i) in favor of plaintiffs on claims alleging that Mr. Musk violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(b) thereunder in connection with two statements made by Mr. Musk in May 2022, and (ii) in favor of Mr. Musk on claims challenging a third statement and alleging a "scheme to defraud" under Rules 10b-5(a) and (c). On July 6, 2026, the court entered an order granting Mr. Musk's motion for judgment as a matter of law as to one of the two statements for which lead plaintiffs had obtained the jury verdict in their favor and denying the remainder of Mr. Musk's motion. On July 30, 2026, Mr. Musk filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit, which appeal remains pending. The partial judgment remains subject to that appeal and any subsequent proceedings. The claims in this case all concern Mr. Musk's then-pending potential purchase of Twitter, Inc.

See "Corporate Governance" and *"Executive Compensation for Fiscal Year 2025 — Compensation of Directors"* below for additional information regarding the Board.

Proposal Two

Tesla Proposal for a Non-Binding Advisory Vote Approving 2025 Executive Compensation

Background on Required Advisory Vote on Executive Compensation for Prior Fiscal Year

Pursuant to Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking our shareholders to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers ("NEOs") for our prior completed fiscal year, 2025, as disclosed in accordance with the SEC's rules in the "*Executive Compensation for Fiscal Year 2025*" section of this proxy statement on page 36 through page 64 below. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to weigh in on our NEOs' 2025 compensation as a whole. This vote is not intended to address any specific item of compensation for 2025 or any specific NEO, but rather the overall compensation of all of our NEOs for 2025 and the philosophy, policies and practices for our NEOs' compensation in 2025 described in this proxy statement. We currently include this advisory vote on an annual basis.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices for future NEO compensation, which the Compensation Committee will be able to consider when determining future executive compensation. The Board and the Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against our NEOs' 2025 compensation as disclosed in the section of this proxy statement titled "*Executive Compensation for Fiscal Year 2025*" (on page 36 through page 64 below), we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Summary of the 2025 Executive Compensation Program

The following is a summary of some of the key points of our 2025 executive compensation program that are subject to this proposal:

- Tesla continued to emphasize structuring compensation incentives to reward our NEOs based on performance.
- Equity awards weighed heavily in our NEOs' total compensation, including awards that vest upon the achievement of clear and measurable milestones. Since these awards increase in value as our stock price increases (and in the case of stock option awards, have no value unless our stock price increases following their grant), our NEOs' incentives were closely aligned with the long-term interests of our shareholders. From 2020 to 2025, equity awards granted to our NEOs (other than our Chief Executive Officer) had primarily been in the form of stock options: Xiaotong (Tom) Zhu, our Senior Vice President, APAC and Global Vehicle Manufacturing, received 100% of his equity award in the form of stock option awards upon his promotion to such role in 2023, and Vaibhav Taneja, our Chief Financial Officer, received approximately 80% of his equity award in the form of stock options in 2024, following the 2024 review of our compensation programs and in consideration of his promotion in August 2023 to the role of Chief Financial Officer. As a result, a significant portion of our NEOs' total compensation was entirely at risk, depending on long-term stock price performance. The 2025 CEO Performance Award, while granted in the form of restricted stock, has elements that also provide that Mr. Musk receives no value unless our stock price increases following grant.

- Tesla had no cash bonus program for any of our NEOs and generally did not provide any perquisites or tax reimbursements to our NEOs not available to other employees. No NEO currently has any severance or change of control arrangement, other than certain terminations of employment and change of control provisions in the 2025 CEO Performance Award and the Implementation Agreement as described in "*Executive Compensation for Fiscal Year 2025 — Potential Payments Upon Termination or Change in Control as of December 31, 2025,*" "*Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation — Equity Compensation — 2025 CEO Performance Award*" and "*Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation — Historical Equity Compensation — 2018 CEO Performance Award.*"
- Each NEO was employed at will and was expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.
- Mr. Musk, our Chief Executive Officer, historically earned a base salary that reflected the applicable minimum wage requirements under California law, and he was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary.
- Mr. Musk received no compensation in 2025 other than the 2025 CEO Interim Award (as defined and discussed below), which was forfeited in its entirety in 2026, and the 2025 CEO Performance Award. The 2025 CEO Performance Award consists of 12 equal tranches, the shares subject to each of which will become "Earned Shares" only upon the achievement of a market capitalization milestone and one of 12 operational milestones relating to strategic product goals or Adjusted EBITDA. While our shareholders benefit from each incremental increase in Tesla's performance and stock price, aligning their interests with Mr. Musk's incentives, the Earned Shares subject to each tranche will vest only upon the full achievement of specific milestones, making it even more challenging for Mr. Musk to realize value from such increases. As of the date of this proxy statement, none of the tranches has become Earned Shares or has vested. Additionally, Mr. Musk must hold the shares for five years after they become Earned Shares, subject to certain limited exceptions. *See* "*Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation*" below for more details.

For detailed information about Tesla's executive compensation program, *see* the "*Executive Compensation for Fiscal Year 2025*" section on page 36 through page 64 below. *"Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation — Historical Equity Compensation — 2018 CEO Performance Award"* on page 46 also discusses the Company's entry into the Implementation Agreement after the end of the fiscal year (in April 2026), which agreement implemented a process for Mr. Musk's exercise of the vested stock options under the 10-year performance-based stock option award granted to him in January 2018 (the "2018 CEO Performance Award"), including the imposition of a service-based vesting condition on the shares issued to Mr. Musk upon exercise.

Tesla believes that the information provided above and within the "*Executive Compensation for Fiscal Year 2025*" section of this proxy statement (on page 36 through page 64 below) demonstrates that Tesla's executive compensation program for fiscal year 2025 was designed appropriately and aligned management's interests with our shareholders' interests to support long-term value creation.

Proposed Resolution

Accordingly, we ask our shareholders to vote "FOR" the following resolution at the 2026 Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed within the "*Executive Compensation for Fiscal Year 2025*" section of the Company's Proxy Statement for the Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

The Board recommends a vote **FOR** the Tesla proposal for a non-binding advisory vote approving 2025 executive compensation.

Proposal Three

Tesla Proposal for the Ratification of the Appointment of PricewaterhouseCoopers LLP as Tesla's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2026

General

The Audit Committee has selected PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm to audit the consolidated financial statements of Tesla for the fiscal year ending December 31, 2026, which will include an audit of the effectiveness of Tesla's internal control over financial reporting. PricewaterhouseCoopers LLP has audited Tesla's financial statements since 2005. A representative of PricewaterhouseCoopers LLP is expected to be present at the 2026 Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions from shareholders.

Shareholder ratification of the selection of our independent registered public accounting firm is a matter of good corporate practice. In the event that this selection is not ratified by the affirmative vote of a majority of voting power of Tesla's shares present in person or by proxy at the 2026 Annual Meeting and entitled to vote on the subject matter, the appointment of the independent registered public accounting firm will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Tesla and our shareholders.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to Tesla by PricewaterhouseCoopers LLP for the years ended December 31, 2024 and 2025. The dollar amounts in the table and accompanying footnotes are in thousands.

	2024	2025
Audit Fees(1)	$15,634	$16,485
Audit-Related Fees(2)	54	79
Tax Fees(3)	2,154	1,401
All Other Fees(4)	81	105
Total	$17,923	$18,070

(1) Audit Fees consist of fees for professional services rendered for the audit of Tesla's consolidated financial statements included in Tesla's Annual Report on Form 10-K and for the review of the financial statements included in Tesla's Quarterly Reports on Form 10-Q, as well as services that generally only Tesla's independent registered public accounting firm can reasonably provide, including statutory audits and services rendered in connection with SEC filings.

(2) Audit-Related Fees in 2024 and 2025 consisted of fees for professional services for certain agreed upon procedures and other attestation services.

(3) Tax Fees in 2024 and 2025 consisted of fees related to consultation, tax planning and compliance services.

(4) Other Fees in 2024 and 2025 consisted of permitted services other than those that meet the criteria above and include fees for accounting research software, the assessment of non-financial metrics and documentation and pre-implementation review of non-financial systems.

Pre-Approval of Audit and Non-Audit Services

Tesla's Audit Committee has adopted a policy for pre-approving audit and non-audit services and associated fees of Tesla's independent registered public accounting firm. Under this policy, the Audit Committee must pre-approve all services and associated fees provided to Tesla by its independent registered public accounting firm, with certain de minimis exceptions described in the policy.

All PricewaterhouseCoopers LLP services and fees in fiscal 2024 and 2025 were pre-approved by the Audit Committee.

The Board recommends a vote **FOR** the Tesla proposal for the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Corporate Governance

Succession Planning

The Board regularly discusses management succession planning and leadership development in meetings and executive sessions at both the Board and Committee levels. The Board continues to maintain full confidence in Mr. Musk's leadership, commitment and vision to guide Tesla through its next strategic chapter of innovation and growth. As a matter of best practice, and to ensure the resiliency of Tesla, the Board regularly considers succession planning for both sudden, unanticipated events, and longer-term planned succession for its executives. Directors regularly interact and engage with not only senior management talent and potential successors to executive management positions, but also high-potential talent throughout the Company, thus providing them with important exposure opportunities. This engagement occurs in Board meetings held throughout the year, as well as through informal events and updates, and regular one-on-one touchpoints.

As described in our Nominating and Corporate Governance Committee Charter and Corporate Governance Guidelines, the Nominating and Corporate Governance Committee periodically reviews succession planning for the Chief Executive Officer and other executive officers, reporting its findings and recommendations to the Board and working with the Board in evaluating potential successors to these executive management positions. The Nominating and Corporate Governance Committee also provides oversight, input and recommendations regarding the criteria to be used for identification of potential candidates for succession to leadership positions. In addition to management succession planning, the Nominating and Corporate Governance Committee periodically reviews the succession planning for the Board and key leadership roles on the Board, reporting its findings and recommendations to the Board in evaluating potential successors to those positions. In addition, the Compensation Committee is responsible for evaluating the Company's talent pipelines and succession planning framework, which encompasses both short-term and long-term strategies for the identification, mentoring, development, retention and replacement of senior leaders. While the Board prioritizes internal candidates for succession planning, and believes that management has developed a robust pipeline of seasoned leadership talent within Tesla, it also monitors exceptional external talent when appropriate.

Director Education

Director education about Tesla and our industry is an ongoing process that begins when a director joins the Board. Upon joining the Board, new directors are provided with a comprehensive orientation about Tesla, including Tesla's business and strategy. The orientation program includes written materials, oral presentations and meetings with senior members of management. The Board believes that ongoing education is important for maintaining a current and effective Board. Accordingly, the Board encourages directors to participate in ongoing education, including accredited director education programs. Furthermore, the Board is proactive regarding the design and content of director education programming. The Nominating and Corporate Governance Committee is responsible for overseeing the director orientation program and evaluating and making recommendations for continuing education activities of Board members.

Code of Business Ethics and Corporate Governance Guidelines

The Board sets high standards for Tesla's workforce, officers and directors. Tesla is committed to establishing an operating framework that exercises appropriate oversight of responsibilities at all levels throughout the Company and managing its affairs in a manner consistent with rigorous principles of business ethics. Accordingly, Tesla has adopted a Code of Business Ethics, which was amended in April 2024, and which is applicable to the directors, officers and personnel of Tesla and its subsidiaries. The Code of Business Ethics sets forth Tesla's guiding principles, which include thinking before acting, treating everyone with respect, protecting our information and assets and doing business with integrity. For more information on how we support our employees and our commitment to integrity and respect, please refer to the People and Community section of our 2025 Impact Report. Tesla has also adopted Corporate Governance Guidelines, which, in conjunction with our certificate of formation, bylaws and charters of the standing committees of the Board, form the framework for Tesla's corporate governance.

The Code of Business Ethics and the Corporate Governance Guidelines are each available on Tesla's website at: http://ir.tesla.com/corporate. Tesla will disclose on its website any amendment to the Code of Business Ethics, as well as any waivers of the Code of Business Ethics, that are required to be disclosed by the rules of the SEC or Nasdaq.

Director Independence

The Board periodically assesses, with the recommendation of the Nominating and Corporate Governance Committee, the independence of its members as defined in the listing standards of Nasdaq and applicable law. The Board undertook an analysis for each director and director nominee and considered all relevant facts and circumstances, including the director's other commercial, accounting, legal, banking, consulting, charitable and familial relationships. The Board determined that with respect to each of its current members and director nominees, other than Mr. Musk, who is our Chief Executive Officer, and Mr. Kimbal Musk, who is Mr. Musk's brother, there are no disqualifying factors with respect to director independence enumerated in the listing standards of Nasdaq or any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each such member is an "independent director" as defined in the listing standards of Nasdaq and applicable laws.

In particular, the Board reviewed the following considerations:

- Ira Ehrenpreis, Joe Gebbia, Jack Hartung, James Murdoch, Mr. Musk, Mr. Kimbal Musk, JB Straubel and/or investment funds managed by or otherwise affiliated with any of the foregoing have made minority investments in, and/or may serve as independent directors of, certain companies or investment funds (i) of which other Tesla directors are founders, significant shareholders, directors, officers, managers or affiliates and/or (ii) with which Tesla has had certain relationships, such as those set forth in "*Certain Relationships and Related Person Transactions—Related Person Transactions*." The Board concluded that none of these relationships are material so as to impede the exercise of independent judgment by any of Messrs. Ehrenpreis, Gebbia, Hartung, Murdoch or Straubel.

Board Leadership Structure

Roles of Chair of the Board

Following careful deliberation, the Board appointed Robyn Denholm to serve as the independent Chair of the Board in November 2018, having considered her strong leadership, independent presence and financial and business expertise on the Board over an extended period of time. Together, Ms. Denholm and our Chief Executive Officer, Mr. Musk, comprise our senior Board leadership, which the Board continues to believe is appropriate at this time. As Chair of the Board, Ms. Denholm has broad authority and oversight over the affairs of the Board, with Mr. Musk available to her as a resource in this regard. Moreover, as an independent Chair of the Board, Ms. Denholm has the authority to coordinate the actions of the other independent directors and regularly communicate, as their representative, with Mr. Musk.

As Chair of the Board, Ms. Denholm, among other things:

- Reviews the agenda and materials for meetings of the independent directors;
- Consults with our Chief Executive Officer regarding Board meeting agendas, schedules and materials;
- Acts as a liaison between our Chief Executive Officer and the independent directors when appropriate;
- Otherwise communicates regularly with our Chief Executive Officer;
- Raises issues with management on behalf of the independent directors;
- Annually reviews, together with the Nominating and Corporate Governance Committee, the Board's performance during the prior year; and

- Serves as the Board's liaison for consultation and communication with shareholders as appropriate.

Tesla also has a mechanism for shareholders to communicate directly with non-management directors (*see* "*Corporate Governance — Contacting the Board*" below).

Committees of the Board

In addition, the Board has four standing committees — the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Disclosure Controls Committee — which are each further described below. Each of the Committees consists solely of independent directors, and the Board may appoint a chair of each Committee. Our independent directors regularly meet in executive session and at such other times as necessary or appropriate as determined by the independent directors. In addition, as part of our governance review and succession planning, the Board (led by the Nominating and Corporate Governance Committee) evaluates our leadership structure to ensure that it remains the optimal structure for Tesla and fosters sufficient depth and experience to support its continued growth and execution of its long-term strategies, reviews the composition, size and performance of the Board and its Committees, evaluates individual Board members and identifies and evaluates candidates to fill vacancies on the Board and for election or re-election to the Board. *See* "*Corporate Governance — Process and Considerations for Nominating Board Candidates*" below for additional information.

Board Role in Risk Oversight

The Board is responsible for overseeing the major risks facing Tesla while management is responsible for assessing and mitigating Tesla's risks on a day-to-day basis. The Board is assisted by our Committees, which consist entirely of independent directors, and which report to the Board as appropriate on matters that involve specific areas of risk that each Committee oversees.

Audit Committee

The Audit Committee conducts periodic and annual reviews and discussions with management regarding significant risk exposures and incident metrics, including those relating to global financial, accounting and treasury matters, internal audit and controls, legal and regulatory compliance and data privacy, cybersecurity and super intelligence. These discussions cover the steps management has taken to monitor, control and report such exposures, as well as Tesla's policies with respect to risk assessment and risk management.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee oversees the risks associated with the Company's corporate governance structure, succession planning, independence and compliance with applicable laws and regulations.

Disclosure Controls Committee

The Disclosure Controls Committee oversees compliance and risks associated with the terms of the consent agreement between the SEC and the Company, and the controls and processes governing the Company's and its senior executives' disclosures and/or public statements that relate to the Company.

Compensation Committee

The Compensation Committee oversees management of risks relating to Tesla's compensation plans and programs. Tesla's management and the Compensation Committee have assessed the risks associated with Tesla's compensation policies and practices for all employees, including non-executive officers. These include risks relating to setting ambitious targets for our employees' compensation or the vesting of their equity awards, our emphasis on at-risk equity-based compensation and the potential impact of such practices on the retention or decision-making of our employees, particularly our senior management. Based on the results of this assessment, Tesla does not believe that its compensation policies and practices for all employees, including non-executive officers, create risks that are reasonably likely to have a material adverse effect on Tesla.

Board Meetings and Committees

Commitment of Our Directors—2025 Meetings

Our Board and its Committees met frequently in 2025.

	2025 Meetings
Board	14
Audit	9[(1)]
Disclosure Controls	3[(1)]
Compensation	4[(2)]
Nominating and Corporate Governance	11[(2)]
Special Committees	44[(3)]

85

Total Board and Committee Meetings in 2025

(1) Led by our Chair of the Board.

(2) Led by our other independent Committee Chairs.

(3) Meetings held by special Board committees formed from time to time.

We have a highly effective and engaged Board. As illustrated by the chart above, our Board and its Committees met, on average, more than once per week in 2025, and the number of meetings held by each of the Board, Audit Committee and Nominating and Corporate Governance Committee was above the corresponding average number of meetings across the S&P 500.[(1)] While we do not maintain a numerical limit on public company boards our directors may serve on, our Corporate Governance Guidelines provide that each member is expected to ensure that other existing and future commitments, including employment responsibilities and service on the boards of other entities, do not materially interfere with the member's service to us as a director. When conducting its annual review of the effectiveness and productivity of its members, the Board evaluates many factors, including without limitation, the director's attendance at meetings, the participation and input of the director and the director's preparation at meetings.

Each director attended or participated in 75% or more of the aggregate of the total number of meetings of the Board from which such director was not recused, and the total number of meetings of all Committees on which such director served (in each case held during such director's relevant period of service).

Commitment of Our Directors—Beyond the Boardroom

The 85 meetings convened by our Board and its Committees in 2025 are only a partial snapshot of our directors' commitment to Tesla, as our directors go above and beyond to carry out their responsibilities in the boardroom. Engagement beyond the boardroom provides our directors with additional insights into our business, risk management and industry, as well as valuable perspectives

[(1)] *See* 2026 U.S. Spencer Stuart Board Index, Spencer Stuart, at https://www.spencerstuart.com/research-and-insight/-/media/2026/09/USBI2026/2026_US_Spencer_Stuart_Board_Index.pdf.

on our performance and the performance of our Chief Executive Officer and other members of senior management. The commitment of our directors extends well beyond preparation for and attendance at regular and special meetings.

Advice and Consultation	Shareholder Engagement	Ongoing Investment
Frequent interactions with each other, senior management and key employees on strategy, performance, risk, management, culture and talent development	Regular engagement in an ongoing active dialogue with shareholders and prioritization of understanding the issues that are most important to shareholders	Investment of the time and effort necessary to understand our business and financial strategies and challenges, including by reviewing regular updates on recent developments, press coverage and current events that relate to our business and industry

The Chair of the Board and Committee Chairs provide additional independent leadership outside the boardroom.

- For example, each Committee Chair determines the frequency and length of, and develops the agenda for, their respective Committee meetings. This includes providing feedback on the form and type of related materials, considering whether the relevant Committee is appropriately carrying out its core responsibilities and focusing on the key issues facing Tesla. In carrying out these responsibilities, each Committee Chair engages with key members of management and subject matter experts as preparation in advance of each Committee meeting. In 2025, Robyn Denholm and Ira Ehrenpreis, in carrying out their duties as Committee Chairs, participated in over 100 meetings, including with Company management and independent consultants and auditors.
- Additionally, the Chair of the Board reviews the agenda and materials for meetings of the independent directors and consults with management regarding Board meeting agendas, schedules and materials. In 2025, Robyn Denholm, in carrying out her role as Chair of the Board, participated in over 100 meetings, including with shareholders, Company management and independent consultants. As discussed above, the Chair of the Board and Committee Chairs are proactive about preparing for meetings, which enables the Board and its Committees to delve into the details of the issues facing Tesla and reinforces a nuanced understanding of our business.

Audit Committee

Members

ROBYN DENHOLM

JOE GEBBIA

JACK HARTUNG

JAMES MURDOCH

Primary Responsibilities

Audit

- Reviewing and approving the selection of Tesla's independent auditors, and approving the audit and non-audit services to be performed by Tesla's independent auditors
- Discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors Tesla's interim and year-end operating results

Oversight and Compliance

- Providing oversight, recommendations, and under specified thresholds, approvals, regarding significant financial matters and investment practices, including any material acquisitions and divestitures
- Reviewing and monitoring the integrity of Tesla's financial statements and Tesla's compliance with legal and regulatory requirements as they relate to financial statements or accounting matters
- Reviewing the adequacy and effectiveness of Tesla's internal control policies and procedures in addition to Tesla's risk management, data privacy, data security and super intelligence

Reporting

- Reviewing and discussing the accounting assessment of our annual Impact Report and other sustainability disclosures
- Preparing the audit committee report that the SEC requires in Tesla's annual proxy statement

Financial Expertise and Independence

Each member of the Audit Committee is "independent" as such term is defined for audit committee members by the listing standards of Nasdaq and applicable laws. The Board has determined that each of Ms. Denholm and Mr. Hartung is an "audit committee financial expert" as defined in the rules of the SEC.

Meetings

The Audit Committee met nine times in 2025.

Charter

The Audit Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Report

The Audit Committee Report is included in this proxy statement on pages 71-72.

Compensation Committee

Members

IRA EHRENPREIS

ROBYN DENHOLM

KATHLEEN WILSON-THOMPSON

Primary Responsibilities

Compensation

- Overseeing and recommending Tesla's global compensation philosophy and policies, plans and benefit programs and making related recommendations to the Board, including by considering "say-on-pay" votes of Tesla's shareholders
- Reviewing and approving for Tesla's executive officers: annual base salary, equity compensation, employment agreements, severance arrangements and change in control arrangements, if applicable, and any other compensation, benefits or arrangements
- Administering the compensation of members of the Board and Tesla's equity compensation plans
- Overseeing the administration of Tesla's compensation recovery ("clawback") policy
- Conducting an annual review and assessment of all compensation paid by Tesla to non-employee directors
- Engaging an independent compensation consultant to advise the Committee in connection with the annual review and assessment of compensation of non-employee directors
- Recommending, based on such annual review and assessment, the amount and type of compensation payable to non-employee directors

Human Capital

- Reviewing human capital management practices related to Tesla's talent generally (including how Tesla recruits, develops and retains talent). For more information on our human capital management practices, including how we invest in our employees' education and development, recognize and promote achievements and empower our employees to identify improvements, please refer to the People and Community section of our 2025 Impact Report.

Reporting

- Preparing the compensation committee report included in Tesla's annual proxy statement
- Overseeing the preparation of annual disclosure regarding non-employee director compensation

Independence

Each member of the Compensation Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

The Compensation Committee met four times in 2025.

Charter

The Compensation Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Report

The Compensation Committee Report is included in this proxy statement on page 49.

Nominating and Corporate Governance Committee

Members

IRA EHRENPREIS

ROBYN DENHOLM

JAMES MURDOCH

KATHLEEN WILSON-THOMPSON

Primary Responsibilities

Board Composition and Evaluation

- Assisting the Board in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the Board
- Overseeing the evaluation of Tesla's Board and management
- Recommending members for each Board committee to the Board, including rotation, reassignment and removal of any Board committee member
- Reviewing and making recommendations to the Board with respect to the long-term plan for the composition of the Board
- Reviewing the succession planning for the Board and certain key leadership roles on the Board
- Overseeing the orientation program and evaluating and making recommendations for continuing education activities of Board members

Corporate Governance

- Reviewing developments in corporate governance practices and developing and recommending governance principles applicable to the Board
- Considering matters of shareholder engagement and determining the manner in and the process by which shareholders communicate with the Board
- Reviewing the succession planning for Tesla's executive officers in light of Tesla's organizational structure and goals
- Overseeing risks related to Tesla's governance structure, policies and processes

Conflicts of Interest

- Considering questions of possible conflicts of interest of Tesla's directors and officers

Independence

Each member of the Nominating and Corporate Governance Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

The Nominating and Corporate Governance Committee met eleven times in 2025.

Charter

The Nominating and Corporate Governance Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Disclosure Controls Committee

Members

ROBYN DENHOLM

JAMES MURDOCH

KATHLEEN WILSON-THOMPSON

Primary Responsibilities

- Overseeing the implementation of and compliance with the terms of Tesla's consent agreement with the SEC dated September 29, 2018, as amended on April 26, 2019
- Overseeing the controls and processes governing certain public disclosures by Tesla and its executive officers
- Overseeing the review and resolution of certain conflicts of interest or other human resources issues involving any executive officer and ensuring appropriate disclosures, if applicable

Independence

Each member of the Disclosure Controls Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

The Disclosure Controls Committee met three times in 2025.

Charter

The Disclosure Controls Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Compensation Committee Interlocks and Insider Participation

Robyn Denholm, Ira Ehrenpreis and Kathleen Wilson-Thompson served as members of the Compensation Committee during 2025. None of such persons is or was formerly an officer or an employee of Tesla. *See "Certain Relationships and Related Person Transactions—Related Person Transactions"* below for certain transactions involving Tesla in which members of the Compensation Committee may potentially be deemed to have an indirect interest.

During 2025, no interlocking relationships existed between any member of Tesla's Board or Compensation Committee and any member of the board of directors or compensation committee of any other company.

Process and Considerations for Nominating Board Candidates

The Nominating and Corporate Governance Committee is responsible for, among other things, determining the criteria for Board membership, recommending Board candidates and proposing any changes to the composition of the Board. The Nominating and Corporate Governance Committee's criteria and process for fulfilling these duties are generally as follows:

- The Nominating and Corporate Governance Committee regularly reviews the current composition, size and tenure of the Board, and oversees an annual evaluation of the performance of the Board as a whole and of its individual members. The Nominating and Corporate Governance Committee applies uniform evaluation processes and standards for all Board members, including in identifying, considering or recommending new candidates for the Board to fill vacancies or add additional directors and in recommending existing Board members for nomination to be re-elected at annual meetings of shareholders.
- In carrying out the foregoing duties, the Nominating and Corporate Governance Committee consistently seeks to achieve a complementary balance of knowledge, experience and capability

on the Board. While the Nominating and Corporate Governance Committee has not established specific minimum qualifications for director candidates, it considers all pertinent factors that it considers appropriate, and believes that the Board should consist of directors who (i) are, in the majority, independent, (ii) are of high integrity, (iii) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of Tesla's business in particular, (iv) have qualifications that will increase overall Board effectiveness, (v) represent diversity of professional experience and (vi) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members. For example, after conducting independent director searches from time to time in which numerous highly qualified candidates from a variety of backgrounds were considered, the Nominating and Corporate Governance Committee recommended to the Board Joe Gebbia as a director in 2022, JB Straubel as a director in 2023 and Jack Hartung as a director in 2025, to further bolster the Board's expertise in technological innovation, public company management, financial reporting and sustainability initiatives.

- In evaluating and identifying candidates, the Nominating and Corporate Governance Committee has the authority to retain and terminate any third-party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.
- With regard to any candidates who are properly recommended by shareholders (as described in more detail below) or by other sources, the Nominating and Corporate Governance Committee will review the qualifications of any such candidate, which review may, in the Nominating and Corporate Governance Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate or other actions that the Nominating and Corporate Governance Committee deems necessary or proper.
- After completing its review and evaluation of director candidates, the Nominating and Corporate Governance Committee recommends the director nominees that it has determined to be qualified to the full Board.

It is the policy of the Nominating and Corporate Governance Committee to consider properly submitted recommendations for candidates to the Board from shareholders. Shareholder recommendations for candidates to the Board must be directed in writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, and should also be sent by e-mail to shareholdermail@tesla.com. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and Tesla within the last three years and evidence of the nominating person's ownership of Tesla stock. Such recommendations must also include a statement from the recommending shareholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, integrity, judgment, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of Tesla's business, other commitments and the like, as well as any personal references and an indication of the candidate's willingness to serve.

Attendance at Annual Meetings of Shareholders by the Board

Although Tesla does not have a formal policy regarding attendance by members of the Board at Tesla's annual meetings of shareholders, directors are encouraged to attend. All of our directors attended the 2025 Annual Meeting.

Stock Transactions

Hedging, Short Sales and Rule 10b5-1 Trading Plans

Tesla has an insider trading policy that is reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards. The insider trading policy prohibits all of our directors, officers and employees from, among other things, engaging in short sales, hedging or similar transactions designed to decrease the risks associated with holding Tesla securities. This prohibition encompasses transactions in publicly traded options, such as puts and

calls, and other derivative securities with respect to Tesla securities, but not transactions designed to facilitate portfolio diversification, such as broad-based index options, futures or baskets. It is also the policy of Tesla to comply with all applicable securities laws when transacting in its own securities. A copy of the insider trading policy is filed as Exhibit 19 to Tesla's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Stock Ownership by the Board and Management

To align the interests at the highest level of our management with those of our shareholders, the Board has instituted the following requirements relating to stock ownership under our Corporate Governance Guidelines.

Each member of the Board and all of our NEOs are subject to the following minimum stock ownership requirements: (i) each director is required to own shares of Tesla stock equal in value to at least five times the annual cash retainer for directors (regardless of whether or not the retainer has been waived, and exclusive of retainer amounts for service as a member or chair of a Board committee) and (ii) our NEOs are required to own shares of Tesla stock equal in value to at least six times his/her base salary; provided that equity-based awards are not counted under Tesla's Stock Ownership Guidelines. Each individual shall have five years from the date such person assumed his or her relevant role at Tesla to come into compliance with these requirements. Each person's compliance with the minimum stock ownership level will be determined on the date when this compliance grace period expires, and then annually on each December 31, by multiplying the number of shares held by such person and the average closing price of those shares during the preceding month. Our NEOs and each of our directors are currently either in compliance with these requirements or are in the applicable period to come into compliance therewith.

Pursuant to our Corporate Governance Guidelines, no equity award as to which vesting or the lapse of a period of restriction occurs based solely on the passage of time that is granted to any NEO may vest, or have a period of restriction that lapses, earlier than six months from the date on which such vesting or lapse commences. Furthermore, our Corporate Governance Guidelines provide that no NEO may sell, transfer, pledge, assign or otherwise dispose of any shares of Tesla stock acquired pursuant to any stock option, restricted stock unit or other equity award granted by Tesla earlier than the date that is six months after the date on which such award vests or the period of restriction with respect to such award lapses, as applicable.

Prohibition of Equity Award Repricing

Tesla views equity-based compensation to be a key factor in incentivizing the future performance of our personnel. Consequently, the amended and restated 2019 Equity Incentive Plan of Tesla, Inc. ("A&R 2019 Equity Incentive Plan") provides, and Tesla's previous 2010 Equity Incentive Plan provided, that stock options and other equity awards issued under these plans that derive their value from the appreciation of the value of Tesla's stock may not be exchanged for other awards, repurchased for cash or otherwise be made the subject of transactions that have the purpose or effect of repricing such awards. The A&R 2019 Equity Incentive Plan prohibits repricing.

Contacting the Board

Any shareholder who desires to contact our non-employee directors regarding appropriate Tesla business-related comments may do so electronically at the following website: https://ir.tesla.com/contact-us#contact-us. Such shareholders who desire to contact our non-employee directors by mail may do so by writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department. Our General Counsel, or someone acting in his or her place or his or her designee, receives these communications unfiltered by Tesla, forwards communications to the appropriate committee of the Board or non-employee director, and facilitates an appropriate response. Please note that requests for investor relations materials should be sent to ir@tesla.com.

Executive Officers

The names of Tesla's executive officers, their ages, their positions with Tesla and other biographical information as of October 19, 2026, are set forth below. Except for Mr. Musk and Mr. Kimbal Musk, who are brothers, there are no other family relationships among any of our directors or executive officers.

Name	Age	Position
Elon Musk	55	Technoking of Tesla and Chief Executive Officer
Vaibhav Taneja	48	Chief Financial Officer
Xiaotong (Tom) Zhu	46	Senior Vice President, APAC and Global Vehicle Manufacturing

Elon Musk. For a brief biography of Mr. Musk, please see "*Proposal One — Tesla Proposal to Elect Three Class I Directors — Information Regarding the Board and Director Nominees*" above.

Vaibhav Taneja has served as our Chief Financial Officer since August 2023. Prior to his appointment as CFO, Mr. Taneja had served as Tesla's Chief Accounting Officer since March 2019, as Corporate Controller from May 2018, and as Assistant Corporate Controller between February 2017 and May 2018. Mr. Taneja served in various finance and accounting roles at SolarCity from March 2016. Mr. Taneja holds a Bachelor of Commerce degree from Delhi University and is a Certified Public Accountant (inactive).

Tom Zhu has served as our Senior Vice President since April 2023, and Senior Vice President, APAC and Global Vehicle Manufacturing, since June 2025. Mr. Zhu joined Tesla in April 2014, and served in various operational roles before being appointed as Vice President, Greater China, where he led the construction and operations of Gigafactory Shanghai. Mr. Zhu holds a Bachelor of Commerce degree in information technology from the Auckland University of Technology and an M.B.A. from Duke University.

Executive Compensation for Fiscal Year 2025

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our NEOs for fiscal year 2025 should be read together with the compensation tables and related disclosures set forth below on page 50 through page 64. This discussion contains forward-looking statements that are based on our current considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

The following discussion and analysis relates to the compensation arrangements for 2025 of (i) our principal executive officer, (ii) our principal financial officer and (iii) the most highly compensated person, other than our principal executive officer and principal financial officer, who was serving as executive officer at the end of our fiscal year ended December 31, 2025. We had no other executive officers during our fiscal year ended December 31, 2025. Our NEOs for fiscal year 2025 were:

Name	Position
Elon Musk	Technoking of Tesla and Chief Executive Officer
Vaibhav Taneja	Chief Financial Officer
Tom Zhu	Senior Vice President, APAC and Global Vehicle Manufacturing

Overview and Fiscal Year 2025 Company Highlights

Our current executive compensation program, which was developed and approved by the Compensation Committee, generally consists of base salary and equity-based incentives, as well as other benefits generally available to employees. We combine these elements in order to formulate compensation packages with the goal of providing, on a total basis, competitive pay and aligning the interests of our NEOs with long-term shareholder interests by tying the value of their compensation to our long-term stock price and/or the achievement of financial, operational and strategic objectives. In 2025, Tesla's full-year accomplishments under our executive leadership included the following:

- Model Y's position as the best-selling vehicle of any kind globally for the full year 2025;
- Completion of the refresh of our vehicle lineup with the launch of the new Model Y;
- Deployment of 46.7 gigawatt-hours of energy storage, representing a 48.7% increase compared to the prior year; and
- Further progress in our transition from a hardware-centric business to a physical SI company, including through advancements in FSD (Supervised), the launch of our Robotaxi service, refinement of our production-primed Optimus bot design and expansion of our SI training infrastructure.

For more information on how our portfolio of products helped transition the world to sustainable energy in 2025, a key component of our mission of amazing abundance, please refer to the Environment section of our 2025 Impact Report.

Compensation Philosophy

Our mission is building a world of amazing abundance. This is a long-term mission, and our compensation programs reflect this—and our startup origins—in that they consist primarily of salary or wages and equity awards. Whereas salary or wages are intended to meet our employees' near-term liquidity needs, we believe that equity awards are an effective tool for retaining employees long-term and incentivizing performance, as they vest incrementally over a period of time or upon the achievement of specified performance milestones designed to be achieved over the medium and long term. During periods in which our stock price and the underlying value of

equity awards increase, their retention impact is even greater. We believe that the potential for such increases also creates an ownership culture that promotes holding equity, which in turn aligns the interests of our employees with the long-term interests of our shareholders. This compensation philosophy also allows our employees to grow their skill sets and contributions consistent with our long-term mission. For these reasons, our goal is to provide employees with the opportunity to participate in our equity programs, with certain cash-based bonus programs serving generally to accommodate specific incentive structures or liquidity needs. For more information on the impact equity ownership has had on our employees, please refer to the People and Community of our 2025 Impact Report.

In light of these considerations, we generally do not make annual grants of equity awards to our senior executives, including our NEOs, and instead grant equity awards from time to time based upon individual roles and contributions and the retentive impact of currently outstanding equity awards. By combining salary or wages with our equity award program, we strive to offer a total level of compensation that is competitive for specific roles within particular geographical markets.

In particular, we believe that compensation for the individuals who are responsible for Tesla's strategic direction and operations (including those below the executive level as discussed below) should motivate them to achieve sustainable shareholder value and/or tangible milestones rather than to simply remain at Tesla or maintain the status quo.

When grants are made to executive officers (other than our Chief Executive Officer), those grants generally comprise stock option awards, which have no intrinsic value at grant and accumulate value, if at all, only to the extent that our stock price increases following their grant and such stock options are exercised. Prior to 2025, grants to our Chief Executive Officer were in the form of stock options. Equity awards granted to our Chief Executive Officer in 2025 are discussed in "*Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation*" below. In addition, because equity awards comprise a greater proportion of our executive officers' total level of compensation compared to comparable roles at peer companies, a sustained decrease in our stock price or failure to achieve the applicable operational milestones may result in a level of total compensation that is significantly less than that of such peer roles. Likewise, our outside director compensation program has been comprised primarily of equity awards that are entirely in the form of stock option awards, as well as relatively modest cash retainer payments that may be waived at the election of each director. Each director determined to forgo all equity and cash retainer payments for 2025, as they have done since 2021.

Performance Equity Awards

As discussed, we are committed to a pay for performance culture where we believe that key employees, whether at the Chief Executive Officer level, executive level or below the executive level, should be incentivized to drive sustainable shareholder value through the achievement of tangible operational milestones that meaningfully advance Tesla's business.

- *Performance Equity Awards to Executives with Operational Goals*

  In 2012, we proposed the first CEO Performance Award, which aligned compensation incentives with measurable company performance tied to our core company goals. We continued that approach in 2018 and again in 2025 where we established ambitious milestones that only reward the recipient when the Company achieves both market capitalization and operational goals. Shareholders were rewarded with extraordinary performance when those goals were not only accomplished, but in a timeframe sooner than required. Other executives apart from our Chief Executive Officer have also been incentivized through equity awards tied to the achievement of certain operational goals.

- *Performance Equity Awards to Non-Executives with Operational Goals*

  In keeping with this pay for performance philosophy, while we offer to our general employee population time-vesting equity awards, we also grant from time to time equity awards to non-executive key employees that are earned solely based on the achievement of specified operational milestones. These operational milestones are designed as meaningful indicators

of Tesla's success, which drive shareholder growth while remaining tied to the employee's particular ability to contribute directly to their achievement. Certain examples of these goals tied to our strategic priorities include but are not limited to:

- The development and expansion of our FSD (Supervised) technology and Robotaxi service;
- Optimus production and deployment;
- Advancements in battery engineering technology and production efficiency;
- Energy charging and storage technology and production; and
- Semi production and fleet services.

By linking compensation to measurable individualized and team results, this approach incentivizes and rewards our employees for driving outcomes in critical initiatives that also serve shareholder interests.

- *Equity Awards to Other Employees*

For our broader employee population, we have also introduced programs which included, among others, awards which vested based on the Company achieving certain financial milestones, and award multipliers for hourly employees tied to Company vehicle deliveries and energy deployments. In this way, our compensation programs are designed to pay for performance at every level of the Company.

We evaluate our compensation philosophy and programs regularly and evolve them as circumstances merit with oversight by the Compensation Committee (and, as appropriate, a special committee of the Board of Directors), particularly with respect to executive and director compensation. For example, if our stock price experiences significant movement over a short period of time that results in a persistent change to equity compensation, certain adjustments may be considered to align our compensation programs to their intended purposes.

Key Factors in Determining Executive Compensation

Role of Compensation Committee in 2025 Executive Compensation

The Compensation Committee has overall responsibility for reviewing and determining the compensation of our other executive officers. Members of the Compensation Committee are appointed by the Board. Currently, the Compensation Committee consists of three members of the Board: Ira Ehrenpreis (Chair), Robyn Denholm and Kathleen Wilson-Thompson, none of whom is an executive officer of Tesla, and each of whom qualifies as an "independent director" under the Nasdaq rules and is deemed independent under all applicable requirements of the Securities and Exchange Commission and Tesla's Corporate Governance Guidelines, which follow the Nasdaq framework for the determination of independence.

In 2025, the Board determined that it was in the best interests of Tesla to form a special committee, consisting of Ms. Denholm and Ms. Wilson-Thompson in their capacity as disinterested directors (the "Special Committee"), to consider, evaluate and determine whether it would be in the best interests of Tesla to retain and incentivize Mr. Musk, and if so, any methods, approaches or manners (including any new compensation plans or awards) for doing so consistent with all applicable legal and other requirements.

Role of Compensation Consultants for 2025 Executive Compensation

The Compensation Committee has the authority to engage, and has from time to time engaged, the services of outside consultants to assist in making decisions regarding the establishment of Tesla's compensation philosophy and programs, including for executives and directors. In addition, in 2025, Compensia, Inc., a national consulting firm ("Compensia"), was retained as a compensation consultant to advise the Special Committee with respect to the performance-based restricted stock award granted to Elon Musk in September 2025 (the "2025 CEO Performance Award").

Role of Executive Officers in Compensation Decisions in 2025

Historically, for executive officers other than our Chief Executive Officer, the Compensation Committee has sought and considered input from our Chief Executive Officer regarding such executive officers' responsibilities, performance and compensation. Specifically, our Chief Executive Officer recommends base salary increases and equity award levels for our senior personnel, and advises the Compensation Committee regarding the compensation program's ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with an executive officer's individual qualifications, experience, responsibility level, functional role, knowledge, skills and individual performance, as well as Tesla's performance. The Compensation Committee considers our Chief Executive Officer's recommendations, but ultimately determines compensation in its judgment and approves the compensation for all of our executive officers (other than for our Chief Executive Officer, the compensation for whom in 2025 was recommended by the Special Committee to, and ultimately approved by, the Board and our shareholders).

The Compensation Committee meets regularly in executive session. Our Chief Executive Officer is not present during Compensation Committee deliberations or votes on his compensation and also recuses himself from sessions of the Board where the Board acts on the Compensation Committee's recommendations regarding his compensation. In addition, the Board has established a management committee under the A&R 2019 Equity Incentive Plan (the "Equity Award Committee") to grant and administer equity awards, subject to certain limitations, such as, among other things, maximum limits on the seniority of personnel to whom the Equity Award Committee may grant awards and the value of any individual award. For example, the Equity Award Committee is not authorized to grant awards to employees at or above the level of vice president. Moreover, pursuant to applicable law, the Equity Award Committee may not grant awards to its members, and the number of shares of our common stock underlying awards granted by it may not exceed amounts determined by the Board from time to time. The Board has delegated to the Compensation Committee oversight authority over the Equity Award Committee.

Role of Shareholder Say-on-Pay Votes

At our 2025 Annual Meeting, our shareholders approved the compensation of our NEOs, with approximately 78.2% of our shareholders present or represented by proxy and entitled to vote on the proposal at the meeting voting in favor of our compensation policies for our NEOs. Given these results, the Compensation Committee has decided to retain our overall approach to executive compensation while continuing to evaluate our practices.

At the 2023 Annual Meeting, our shareholders indicated a preference for an annual shareholder advisory vote on the compensation of our NEOs. Consistent with the results of the shareholder vote, we intend to hold a shareholder advisory vote on executive compensation every year until the next vote on the frequency of shareholder advisory votes on executive compensation. We are required to hold a "say on frequency" vote at least every six years regarding how often to hold a shareholder advisory vote on the compensation of our NEOs.

Clawback Policy

We maintain a clawback policy for compliance with Nasdaq listing standards and Section 10D of the Exchange Act. This clawback policy applies to current and former executive officers in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under securities laws; misconduct on the part of the executive is not required to trigger the clawback policy's application. Under this clawback policy, we are required to recoup incentive-based compensation (as that term is defined in Section 10D of the Exchange Act) erroneously received within the three completed fiscal years immediately preceding the date on which we are required to prepare an accounting restatement. Our Compensation Committee is responsible for overseeing the administration of this clawback policy.

Our Corporate Governance Guidelines also set forth a compensation recovery ("clawback") policy with respect to our executive officers. Moreover, the terms of the 2018 CEO Performance Award, the

grant of restricted stock to Mr. Musk in August 2025 ("2025 CEO Interim Award") and the 2025 CEO Performance Award each include a clawback provision in the event of a restatement of our financial statements previously filed with the SEC. *See "Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation"* below.

Elements of NEO Compensation for 2025

2025 Base Salary

The Compensation Committee is responsible for reviewing our Chief Executive Officer's and other executive officers' base salaries. The base salaries of all executive officers are reviewed and adjusted when necessary to reflect individual roles, performance and the competitive market. Because we currently do not provide cash bonuses to our executive officers, salary is the primary cash-based element of our executive officers' compensation structure.

The following table sets forth information regarding the annualized base salary rates at the end of 2025 for our NEOs:

Name	Ending Fiscal 2025 Base Salary($)(1)
Elon Musk	—(2)
Vaibhav Taneja	400,000
Tom Zhu	364,338

(1) Reflects an annualized rate assuming 52 weeks each comprised of five work days.

(2) Mr. Musk historically earned a base salary that reflected the applicable minimum wage requirements under California law, and was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary.

2025 Equity-Based Incentives

Our equity award program is the primary vehicle for offering long-term incentives to our NEOs. The equity awards we have historically granted and currently grant to individuals other than our Chief Executive Officer are options to purchase shares of our common stock and restricted stock unit awards that are settled in shares of our common stock upon vesting. We have granted to our NEOs both awards that vest over a long-term period and awards that vest only upon the achievement of specified Tesla performance milestones, in each case subject to continued service. We emphasize the grant of stock option awards for our NEOs, which have value only to the extent, if any, that our stock price increases following their grant. Accordingly, since 2020, equity awards granted to our NEOs (other than our Chief Executive Officer) have primarily been in the form of stock options: Mr. Zhu, our Senior Vice President, APAC and Global Vehicle Manufacturing, received 100% of his equity award as stock options upon his promotion to Senior Vice President in 2023, and Mr. Taneja, our Chief Financial Officer, received approximately 80% of his equity award as stock options in 2024. As a result, a significant portion of our NEOs' total compensation is entirely at risk, depending on long-term stock price performance. Prior to 2025, grants to our Chief Executive Officer were in the form of stock option awards. Equity awards granted to our Chief Executive Officer in 2025 are discussed in "*Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation*" below.

While we strive to offer a total level of compensation that is competitive within specific roles and geographical markets, we do not have a rigid set of criteria for granting equity awards; instead, the Compensation Committee exercises its judgment and discretion, in consultation with our Chief Executive Officer and, from time to time, a compensation consultant (other than with respect to decisions pertaining to the Chief Executive Officer's compensation). To determine the form and amount of equity awards previously granted to NEOs, the Compensation Committee considers, among other things, the role and responsibility of the NEO, competitive market factors, equity awards previously granted to the NEO, the impact of any dramatic changes in our stock price over a short

period of time and the cash-based compensation received by the NEO. We generally grant one-time new hire equity awards to our employees, including executives, upon their commencement of employment with us, or upon their promotion to a new position. Additionally, as part of our ongoing executive compensation review and alignment process, we have periodically granted additional equity awards to our executives.

The Compensation Committee meets periodically, including to approve equity award grants to our executives from time to time. In addition, the Special Committee is responsible for evaluating and recommending to the Board the methods for incentivizing and retaining our Chief Executive Officer. We do not have, nor do we plan to establish, any program, plan or practice to time equity award grants in coordination with releasing material non-public information, and the Compensation Committee does not take material non-public information into account when determining the timing and terms of equity awards. Tesla has not timed the disclosure of material non-public information to affect the value of executive compensation. During 2025, there were no stock options granted to any NEO within four business days preceding, or within one business day after, the filing of any report on Forms 10-K, 10-Q or 8-K that discloses material non-public information.

Severance and Change in Control Benefits

No NEO has a severance or change in control arrangement with Tesla, other than certain terminations of employment and change of control provisions in the 2025 CEO Performance Award and, prior to its forfeiture in its entirety in April 2026, in the 2025 CEO Interim Award, as described in *"Executive Compensation for Fiscal Year 2025—Potential Payments Upon Termination or Change in Control as of December 31, 2025," "Executive Compensation for Fiscal Year 2025—Compensation Discussion and Analysis—Chief Executive Officer Compensation—Equity Compensation—2025 CEO Performance Award" and "Executive Compensation for Fiscal Year 2025—Compensation Discussion and Analysis—Chief Executive Officer Compensation—Equity Compensation—2025 CEO Interim Award" below.* In addition, the Implementation Agreement, which was entered into in April 2026, as described in *"Executive Compensation for Fiscal Year 2025 —Compensation Discussion and Analysis—Chief Executive Officer Compensation—Historical Equity Compensation—2018 CEO Performance Award,"* includes provisions for vesting in connection with certain terminations of employment and change in control.

Bonus

We do not currently have, or plan to enter into, any specific arrangements with our NEOs providing for cash-based bonus awards, and historically we have rarely entered into such arrangements.

Non-Equity Incentive Plan Compensation

We did not provide any non-equity incentive plan compensation to any of our NEOs in 2025, and we do not currently have, or plan to enter into, any specific arrangements with our NEOs providing for non-equity incentive plan compensation.

Perquisites

Generally, we do not provide any perquisites or other personal benefits to our NEOs which are not offered on a non-discriminatory basis to all employees as well.

Health and Welfare Benefits

We provide the following benefits to our NEOs on the same basis provided to all of our employees:

- Medical insurance including comprehensive transgender and fertility coverage, mental health, dental and vision;
- Adoption and surrogacy benefits;
- Confidential Employee Assistance Program counseling;
- Life insurance and accidental death and dismemberment insurance;

- A Section 401(k) plan where Tesla will provide a company match equal to 50% of the employee's contribution, up to a maximum of 3% of the employee's eligible compensation with a $3,000 annual cap;
- An employee stock purchase plan;
- Short- and long-term disability insurance;
- Medical and dependent care flexible spending account; and
- A health savings account.

For more information on our employee programs and benefits, please refer to the People and Community section of our 2025 Impact Report.

Chief Executive Officer Compensation

Overview

Historically, in developing compensation recommendations for our Chief Executive Officer, the Compensation Committee and Special Committee, as applicable, have sought both to appropriately reward our Chief Executive Officer's previous and current contributions and to create incentives for our Chief Executive Officer to continue to contribute significantly to successful results in the future. Each of the 2025 CEO Performance Award, the 2018 CEO Performance Award and the performance-based stock option award granted to our Chief Executive Officer in August 2012 (the "2012 CEO Performance Award") incentivized future performance when granted. The grant of restricted stock to Mr. Musk in August 2025 ("2025 CEO Interim Award") was intended to retain him in recognition of his inability to exercise the fully earned 2018 CEO Performance Award due to the ongoing litigation then pending before the Delaware Supreme Court (together with its constituent and related litigation, "Tornetta"). Following the Delaware Supreme Court's reinstatement of the 2018 CEO Performance Award, the 2025 CEO Interim Award was forfeited in its entirety in April 2026, as discussed in "*Executive Compensation For Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation — Equity Compensation — 2025 CEO Interim Award*" below.

In addition to serving as our Chief Executive Officer since October 2008, Mr. Musk has contributed significantly and actively to us since our earliest days in April 2004 by recruiting executives and engineers, contributing to our position as a multi-sector innovator in SI, robotics, vehicle engineering and design, raising capital for us, bringing investors to us and raising our public awareness.

Cash Compensation

Mr. Musk historically earned a base salary that reflected the applicable minimum wage requirements under California law, and he was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary.

Equity Compensation

2025 CEO Interim Award

The Special Committee recognized the lack of meaningful compensation for Mr. Musk since the 2012 CEO Performance Award was last earned in 2017 as well as the continued uncertainty around a resolution in Tornetta and its impact on Mr. Musk's ability to exercise the 2018 CEO Performance Award, and the Special Committee assessed the possibility of a good-faith payment in recognition of his accomplishments and to honor Tesla's compensation promises. The Special Committee designed the 2025 CEO Interim Award to allow Tesla to immediately deliver the voting influence that Mr. Musk had stated that he desired, while requiring Mr. Musk to remain in a leadership role at Tesla over a two-year vesting period in order to maintain both the voting influence and the economics associated with the 2025 CEO Interim Award. The Special Committee ultimately determined that

retaining and incentivizing Mr. Musk was of paramount importance to Tesla's future and recommended that the Board of Directors approve the 2025 CEO Interim Award. On August 3, 2025, the Board of Directors approved an award of 96,000,000 shares of restricted stock to Mr. Musk under the Company's A&R 2019 Equity Incentive Plan.

The 2025 CEO Interim Award was scheduled to vest upon the second anniversary of August 3, 2025, subject to Mr. Musk remaining in continuous service as CEO or as an executive officer responsible for product development or operations (as approved by the Board's disinterested directors) through such second anniversary. The 2025 CEO Interim Award also would have vested on an accelerated basis if Mr. Musk was serving either as our CEO or as an executive officer responsible for product development or operations upon a change in control or his death. However, the 2025 CEO Interim Award would be immediately forfeited and returned to the Company if, prior to vesting, there was a final, non-appealable judgment, order or decision of the Delaware courts with respect to the action captioned *Tornetta v. Elon Musk et al.,* C.A. No. 2018-0408-KSJM (Del. Ch.), or any pending or future appeal, including *In re Tesla, Inc. Derivative Litigation,* Nos. 10, 2025, 11, 2025 (Del.) (a "Tornetta Decision Event") that resulted in Mr. Musk becoming able to exercise in full the 2018 CEO Performance Award.

Following the Delaware Supreme Court's reinstatement of the 2018 CEO Performance Award on December 19, 2025, reversing the Delaware Court of Chancery (the "Court of Chancery") decision purporting to rescind the 2018 CEO Performance Award and the Court of Chancery's final order on March 18, 2026 implementing such reversal, on April 21, 2026, the disinterested directors of the Board (with Mr. Musk and Mr. Kimbal Musk recused), acting as administrator of the 2025 CEO Interim Award, approved the determination that the final order and judgment allowing Mr. Musk to exercise the 2018 CEO Performance Award in full constituted a Tornetta Decision Event, resulting in the forfeiture of the 2025 CEO Interim Award by Mr. Musk on April 21, 2026.

2025 CEO Performance Award

Following Mr. Musk's successful achievement of the 2018 CEO Performance Award, the Special Committee recognized that Tesla lacked a go-forward incentive for Mr. Musk to motivate him to focus on pursuing the Company's long-term potential in line with the vision described in Master Plan Part IV. Building upon the successful framework of the 2018 CEO Performance Award, the Special Committee designed the 2025 CEO Performance Award to motivate Mr. Musk to lead Tesla through its next phase of transformational growth, as described in Master Plan Part IV. On September 3, 2025 (the "2025 CEO Performance Award Grant Date"), the Board of Directors granted the 2025 CEO Performance Award, consisting of approximately 423.7 million shares of performance-based restricted stock to Mr. Musk, which was approved on November 6, 2025 by our shareholders.

The 2025 CEO Performance Award is designed to retain and incentivize Mr. Musk by giving him the voting rights associated with the restricted common stock underlying the award as soon as such shares are earned but then requiring that Mr. Musk remain in service to vest in the economic benefits of the earned restricted common stock. Until such time as there are no shares under the 2025 CEO Performance Award that are not earned (the "Unearned Shares"), Mr. Musk's Unearned Shares will vote proportionately to the votes of all other shares of our capital stock that are present and entitled to vote at any annual or special meeting (or similar action) of our shareholders (including Mr. Musk).

Generally, each of the 12 tranches of the 2025 CEO Performance Award will become "Earned Shares" upon Mr. Musk remaining in Eligible Service (as defined below) and the certification by disinterested directors that the following have been achieved: (i) the market capitalization milestone for such tranche and (ii) any one of the four operational milestones focused on strategic product goals (subject to deemed achievement for certain strategic product goals) or eight operational milestones focused on Adjusted EBITDA (clauses (i) and (ii), together the "Performance Milestones"). Mr. Musk will be able to direct the vote of such Earned Shares.

Tranche #	Number of Shares Subject to Tranche	Market Capitalization Milestones[(2)]	Operational Milestones	Achievement Status[(3)]
1	35,311,992	$2.0 trillion	Achievement of any 1 of the 12 Operational Milestones	—
2	35,311,992	$2.5 trillion	Achievement of any 2 of the 12 Operational Milestones	—
3	35,311,992	$3.0 trillion	Achievement of any 3 of the 12 Operational Milestones	—
4	35,311,992	$3.5 trillion	Achievement of any 4 of the 12 Operational Milestones	—
5	35,311,992	$4.0 trillion	Achievement of any 5 of the 12 Operational Milestones	—
6	35,311,992	$4.5 trillion	Achievement of any 6 of the 12 Operational Milestones	—
7	35,311,992	$5.0 trillion	Achievement of any 7 of the 12 Operational Milestones	—
8	35,311,992	$5.5 trillion	Achievement of any 8 of the 12 Operational Milestones	—
9	35,311,992	$6.0 trillion	Achievement of any 9 of the 12 Operational Milestones	—
10	35,311,992	$6.5 trillion	Achievement of any 10 of the 12 Operational Milestones	—
11	35,311,992	$7.5 trillion	Achievement of any 11 of the 12 Operational Milestones[(1)]	—
12	35,311,992	$8.5 trillion	Achievement of all 12 of the 12 Operational Milestones[(1)]	—
Total	423,743,904			

(1) The 11th and 12th tranches are earned upon the later of (i) the date on which the last Performance Milestone applicable to such tranche is completed and (ii) the date on which the disinterested members of the Board approve a framework for CEO succession developed by Mr. Musk.

(2) Market capitalization milestones are measured on a trailing average basis over both a six-month period and a 30-day period. Achievement may also be measured over a one-year period in connection with the deemed achievement of certain product goals.

(3) None of the tranches have become Earned Shares.

The operational milestones generally required for any shares to become Earned Shares are defined as follows:

Milestone #	Operational Milestones[(1)]
1	20 million Tesla vehicles delivered
2	10 million active FSD subscriptions
3	1 million bots delivered
4	1 million Robotaxis in commercial operation
5	$50 billion of Adjusted EBITDA
6	$80 billion of Adjusted EBITDA
7	$130 billion of Adjusted EBITDA
8	$210 billion of Adjusted EBITDA
9	$300 billion of Adjusted EBITDA
10	$400 billion of Adjusted EBITDA[(2)]
11	$400 billion of Adjusted EBITDA[(2)]
12	$400 billion of Adjusted EBITDA[(2)]

(1) Adjusted EBITDA is defined in the Tesla, Inc. 2025 CEO Performance Award Agreement, dated as of September 3, 2025 (the "2025 CEO Performance Award Agreement"), as net income (loss) attributable to common stockholders before interest expense, provision (benefit) for income taxes, depreciation, amortization and impairment, stock-based compensation and digital assets gains and losses as reported in our financial statements on Forms 10-Q and 10-K (or other Exchange Act filings) filed with the SEC for the four consecutive fiscal quarters that immediately precede such determination date.

(2) Meeting the last three Adjusted EBITDA operational milestones requires achieving Adjusted EBITDA of $400 billion in three non-overlapping periods, each made up of four consecutive quarters.

The vesting date for each tranche of shares depends on when such shares become Earned Shares, which is based on the achievement of Performance Milestones. Generally, shares earned prior to the 5th anniversary of the 2025 CEO Performance Award Grant Date vest on the 7.5th anniversary, and shares that are earned after the 5th anniversary of the 2025 CEO Performance Award Grant Date vest on the 10th anniversary (each such 7.5-year and 10-year period, a "Post-Milestone Service Period"); in each case, Mr. Musk must maintain continued employment either as our CEO or as an executive officer responsible for product development or operations through the applicable Post-Milestone Service Period ("Eligible Service"). Upon vesting, the vested shares will be reduced by an offset amount of $334.09 per share, unless Mr. Musk elects to pay such amounts in cash.

Shares in any tranche for which the Performance Milestones have not been achieved during the performance period will be forfeited automatically on the 10th anniversary of the 2025 CEO Performance Award Grant Date. Any unvested shares will be forfeited upon cessation of Eligible Service, except where Eligible Service is terminated without cause or due to death or disability, in which case Earned Shares will immediately vest. In a change in control of the Company, Unearned Shares may become Earned Shares based solely on market capitalization milestones as set out in the 2025 CEO Performance Award Agreement. Earned Shares will vest upon the change in control, and Unearned Shares will be automatically forfeited.

Mr. Musk must hold shares for five years after they become Earned Shares (regardless of whether such Earned Shares vest), subject to exceptions on or after vesting for (i) a change in control, (ii) satisfying taxes due in respect of vesting or (iii) transfers for estate planning purposes that involve a mere change of form or as may be permitted by our disinterested directors in their discretion consistent with our internal policies.

Historical Equity Compensation

Prior to the stock option awards granted in December 2009, Mr. Musk did not receive any equity compensation for his services for a period of five years.

In 2010 and 2011, Mr. Musk did not receive any equity grants, because the Compensation Committee believed his grants made in December 2009 already provided sufficient motivation for Mr. Musk to perform his duties as Chief Executive Officer.

In August 2012, to create incentives for continued long-term success from the then-recently launched Model S program as well as from Tesla's then-planned Model X and Model 3 programs, and to further align executive compensation with increases in shareholder value, the Board granted to Mr. Musk the 2012 CEO Performance Award, comprised of a stock option award to purchase 79,123,515 shares (as adjusted for the 2020 Stock Split and 2022 Stock Split) of Tesla's common stock, representing 5% of Tesla's total issued and outstanding shares at the time of grant. The 2012 CEO Performance Award consisted of 10 equal vesting tranches, each requiring that Tesla meet a combination of (i) the achievement of a specified operational milestone relating to development of Model X or Model 3, aggregate vehicle production or a gross margin target and (ii) a sustained incremental $4 billion increase in Tesla's market capitalization from $3.2 billion, Tesla's market capitalization at the time of grant. Prior to the expiration of the 2012 CEO Performance Award in 2022, the market capitalization conditions for all of the 10 vesting tranches and nine of the 10 operational milestones had been achieved, and nine of the 10 tranches had vested.

Prior to 2018, the only additional equity awards received by Mr. Musk related to certain immaterial awards granted during 2013 pursuant to a patent incentive program that was available to our employees generally.

2018 CEO Performance Award

In January 2018, the Board of Directors granted a 10-year maximum term stock option to purchase 303,960,630 shares (as adjusted for the 2020 Stock Split and 2022 Stock Split) of Tesla's common stock. The 2018 CEO Performance Award was divided equally among 12 separate tranches that were each equivalent to 1% of the issued and outstanding shares of Tesla's common stock at the time of grant. Each of the 12 tranches of the 2018 CEO Performance Award vested upon certification by the Board that both (i) the market capitalization milestone for such tranche, which began at $100 billion for the first tranche and increased by increments of $50 billion thereafter, and (ii) the achievement of specified operational milestones relating to profitability, were met. All of the milestones were achieved in the lifetime of the award.

On April 21, 2026, the Board approved the Company's entry into an agreement with Mr. Musk (the "Implementation Agreement") implementing a process for Mr. Musk's exercise of the 2018 CEO Performance Award.

The Implementation Agreement focuses on retaining Mr. Musk's continued services by imposing a service-based vesting condition on the restricted shares of common stock issued to Mr. Musk upon exercise of the 2018 CEO Performance Award, requiring him to remain in continuous service as CEO or as an executive officer responsible for product development or operations (as approved by the Board's disinterested directors) through January 19, 2028 and commences the 2018 CEO Performance Award's five-year holding period on the vesting date (rather than upon exercise of such award). The restricted shares will vest on an accelerated basis if Mr. Musk is serving either as our CEO or as an executive officer responsible for product development or operations upon a change in control, or upon his death, disability or termination without cause. The Implementation Agreement also provided that Mr. Musk could satisfy the exercise price of the 2018 CEO Performance Award by electing net settlement by the Company or paying cash and provides for cooperation between the Company and Mr. Musk to create a mutually agreeable plan to address Mr. Musk's satisfaction of applicable tax obligations.

On June 16, 2026, Mr. Musk exercised all 303,960,630 options and elected to net-settle the exercise price, pursuant to which the Company withheld 17,531,857 shares. The remaining 286,428,773 restricted shares issued upon exercise are scheduled to vest on January 19, 2028, subject to Mr. Musk's satisfaction of the service-based vesting condition discussed above.

Realized Compensation

For purposes of the table set forth under the caption "*Executive Compensation for Fiscal Year 2025—2025 Summary Compensation Table*" below, we are required to report pursuant to applicable SEC rules any equity award grants to Mr. Musk at values determined as of their respective grant dates and which are driven by certain assumptions prescribed by Financial Accounting Standards Board Accounting Standards Codification Topic 718, "*Compensation—Stock Compensation*" ("ASC Topic 718"). Moreover, we are required to report in "*Executive Compensation for Fiscal Year 2025—2025 Pay Ratio Disclosure*" below (i) Mr. Musk's annual total compensation, (ii) the median of the annual total compensation of all Tesla employees qualifying for this analysis, other than Mr. Musk, in each case calculated pursuant to the methodology used for the table under "*Executive Compensation for Fiscal Year 2025—2025 Summary Compensation Table*" and (iii) the ratio of the former to the latter.

In addition, we are required to report in "*Executive Compensation for Fiscal Year 2025—2025 Option Exercises and Stock Vested*" below an amount for the "value realized" upon (i) any exercise by Mr. Musk of a stock option, which is based on the difference between the market price of the underlying shares at the time of exercise and the exercise price of the stock option and (ii) any vesting of a restricted stock or restricted stock unit award, based on the market price of the award at the time of vesting. Such amount is required to be reported even if Mr. Musk does not actually receive any cash from such exercise or vesting, either because he does not also sell any shares or because he sells only a number of shares sufficient to cover the related tax liabilities resulting from the exercise or vesting.

As a result, there may be a significant disconnect between what is reported as compensation for Mr. Musk in a given year in such sections and the value actually realized as compensation in that year or over a period of time. Moreover, the vast majority of compensation in respect of past equity award grants to Mr. Musk, including the 2012 CEO Performance Award, the 2018 CEO Performance Award and the 2025 CEO Performance Award, was structured to be incentives for future performance with their value realizable only if Tesla's stock price appreciated compared to the dates of the grants, and if the Company achieved applicable vesting requirements.

To supplement the disclosures in "*Executive Compensation for Fiscal Year 2025—2025 Summary Compensation Table,*" "*Executive Compensation for Fiscal Year 2025—2025 Pay Ratio Disclosure*" and "*Executive Compensation for Fiscal Year 2025—2025 Option Exercises and Stock Vested*" below, we have included the following table, which shows the total realized compensation of Mr. Musk for the last three fiscal years, as well as the ratio of Mr. Musk's realized compensation to the median of the annual total compensation of all other Tesla employees qualifying for this analysis as reported under "*Executive Compensation for Fiscal Year 2025—2025 Pay Ratio Disclosure.*" Realized compensation is not a substitute for reported compensation in evaluating our compensation structure, but we believe that realized compensation is an important factor in understanding that the value of compensation that Mr. Musk ultimately realizes is dependent on a number of additional factors, including: (i) the vesting of certain of his option awards only upon the successful achievement of a number of market capitalization increase and operational milestone targets; (ii) the fact that Mr. Musk does not receive any cash if he does not actually sell shares and thereby reduce his investment in us, and he does not receive any cash to the extent that he sells only shares sufficient to cover income taxes with respect to his awards (including stock options exercised solely to avoid their expiration in accordance with their terms); and (iii) the then-current market value of our common stock at the times at which Mr. Musk may elect to actually sell his shares.

Year	"Total Compensation" of CEO, as Reported in Summary Compensation Table Below ($)	"Value Realized on Exercise or Vesting of Awards" of CEO, as Reported in Option Exercises and Stock Vested Table Below ($)	Median Annual Total Compensation of all Qualifying Non-CEO Employees, as reported in Pay Ratio Disclosure Section Below ($)	Total CEO Realized Compensation ($)[1]	Ratio of Total CEO Realized Compensation to Median Annual Total Compensation of all Qualifying Non-CEO Employees
2025	158,359,009,867[2]	—	62,786	—	0.00:1
2024	—	—	57,243	—	0.00:1
2023	—	1,861,335[3]	45,811	—	0.00:1

(1) "Total CEO realized compensation" for a given year is defined as (i) the amounts reported for Mr. Musk in "*Executive Compensation for Fiscal Year 2025—2025 Summary Compensation Table*" below under the columns "Salary," "Bonus," "Non-Equity Incentive Plan Compensation" and "All Other Compensation," plus (ii) with respect to any stock option exercised by Mr. Musk in such year in connection with which shares of stock were also sold other than to satisfy any resulting tax liability, the difference between the market price of such shares at the time of exercise and the applicable exercise price of the option, plus (iii) with respect to any restricted stock unit vested by Mr. Musk in such year in connection with which shares of stock were also sold other than automatic sales to satisfy any withholding obligations related to such vesting, the market price of such shares at the time of vesting, plus (iv) any cash actually received by Mr. Musk in respect of any shares sold to cover tax liabilities as described in (ii) and (iii) above, following the payment of such tax liabilities.

(2) Includes $132,298,849,867, the maximum grant date fair value attributed to the 2025 CEO Performance Award (assuming all performance conditions will be achieved), and $26,060,160,000, the grant date fair value attributed to the 2025 CEO Interim Award, which was forfeited in its entirety in April 2026. Any shares that vest under the 2025 CEO Performance Award will be offset by a number of shares equal to $334.09 per vested share, unless Mr. Musk elects to pay such offset amount in cash. Mr. Musk would have paid a purchase price of $23.34 per share of restricted stock that vested under the 2025 CEO Interim Award. The 2025 CEO Performance Award is discussed in "*Chief Executive Officer Compensation—Equity Compensation—2025 CEO Performance Award*" above.

(3) Reflects the exercise of vested stock options granted as part of a company-wide patent incentive program that were scheduled to expire in 2023. Mr. Musk paid the exercise price and applicable taxes in cash, and did not sell any of the resulting shares.

Tax and Accounting Considerations

Sections 280G and 409A. We have not provided or committed to provide any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). Section 280G and related Code sections provide that executive officers, directors who hold significant shareholder interests and certain other service providers could be subject to significant additional excise taxes if they receive payments or benefits in connection with a change in control of Tesla that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider of certain types receives "deferred compensation" that does not meet the requirements of Section 409A.

Tax Deduction Limit. Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation greater than $1,000,000 paid in any fiscal year to certain executive officers. The Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our executive officers and reserves the right to pay compensation that may not be deductible to Tesla if it determines that doing so would be in the best interests of Tesla.

Accounting Implications. We follow ASC Topic 718 for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all stock-based compensation awards made to employees and directors based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Other Information

On June 4, 2018, a Tesla shareholder filed a shareholder derivative complaint in the Court of Chancery against Mr. Musk and certain current and former Tesla directors in connection with the Board's approval of the 2018 CEO Performance Award. On January 30, 2024, the Court of Chancery issued a post-trial opinion that granted the plaintiff's request that the 2018 CEO Performance Award be fully rescinded. In addition, following the recommendation of a special committee of the Board, the Board (with Messrs. Elon Musk and Kimbal Musk recusing themselves) determined that the ratification of the 2018 CEO Performance Award was in the best interests of the Company and its shareholders, approved the ratification (the "Ratification") of the 2018 CEO Performance Award, directed that the Ratification be submitted to the shareholders at the 2024 annual meeting, and recommended that shareholders approve the Ratification. The Ratification was approved by the shareholders at the 2024 annual meeting. Following the Ratification, the director defendants, joined by Tesla, requested that the Court of Chancery revise its decision to rescind the 2018 CEO Performance Award. On December 2, 2024, the Court of Chancery rejected the request to revise its decision and awarded plaintiff's counsel fees in the amount of $345 million. A final judgment was entered by the Court of Chancery, and the director defendants and Tesla appealed the decisions to the Delaware Supreme Court. On December 19, 2025, the Delaware Supreme Court reversed the Court of Chancery's judgment. The Supreme Court held that the rescission of the 2018 CEO Performance Award was improper, awarded Tesla nominal damages of $1, and reduced the attorneys' fee award. On January 6, 2026, the Supreme Court issued its mandate to the Court of Chancery, and on March 18, 2026, the Court of Chancery entered its Amended Final Order and Judgment, awarding Tesla $1 in nominal damages and plaintiff's counsel approximately $65 million inclusive of all fees, costs and post-trial interest.

Compensation Committee Report

The Compensation Committee oversees Tesla's compensation programs, policies and practices. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board

Ira Ehrenpreis (Chair)
Robyn Denholm
Kathleen Wilson-Thompson

This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

2025 Summary Compensation Table

The following table presents information concerning the total compensation of our NEOs for each of the last three fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Elon Musk	2025	—	—	158,359,009,867[3]	—	—	—	158,359,009,867
Technoking of Tesla and Chief Executive Officer	2024	—	—	—	—	—	—	—
	2023	—	—	—	—	—	—	—
Vaibhav Taneja	2025	400,000	—	—	—	—	3,000[4]	403,000
Chief Financial Officer	2024	303,846	—	26,136,809	113,029,280	—	3,000	139,472,935
	2023	275,000	—	—	—	—	3,000	278,000
Tom Zhu	2025	364,338	—	—	—	—	11,984[5]	376,322
SVP, APAC and Global Vehicle Manufacturing	2024	350,000	—	—	—	—	168,250	518,250
	2023	381,009	—	—	31,641,961	—	545,868	32,568,838

(1) This column reflects the aggregate grant date fair value computed in accordance with ASC Topic 718 of the restricted stock and restricted stock units granted to the NEOs. The assumptions used in the valuation of these awards are set forth in Note 11, *Equity Incentive Plans*, to the consolidated financial statements included in Tesla's Annual Report on Form 10-K. These amounts do not necessarily correspond to the actual value that may be recognized by the NEOs, which depends, among other things, on the market value of our common stock appreciating from that on the grant date(s) of the restricted stock and restricted stock units.

(2) This column reflects the aggregate grant date fair value computed in accordance with ASC Topic 718 of the options to purchase shares of our common stock granted to the NEOs. The assumptions used in the valuation of these awards are set forth in Note 11, *Equity Incentive Plans*, to the consolidated financial statements included in Tesla's Annual Report on Form 10-K. These amounts do not necessarily correspond to the actual value that may be recognized by the NEOs, which depends, among other things, on the market value of our common stock appreciating from that on the grant date(s) of the option(s).

(3) Includes $132,298,849,867, the maximum grant date fair value attributed to the 2025 CEO Performance Award (assuming all performance conditions will be achieved), and $26,060,160,000, the grant date fair value attributed to the 2025 CEO Interim Award, which was forfeited in its entirety in April 2026. Any shares that vest under the 2025 CEO Performance Award will be offset by a number of shares equal to $334.09 per vested share, unless Mr. Musk elects to pay such offset amount in cash. Mr. Musk would have paid a purchase price of $23.34 per share of restricted stock that vested under the 2025 CEO Interim Award. The 2025 CEO Performance Award is discussed in "*Executive Compensation for Fiscal Year 2025—Compensation Discussion and Analysis—Chief Executive Officer Compensation—Equity Compensation—2025 CEO Performance Award*" above. The 2025 CEO Interim Award is discussed in "*Executive Compensation for Fiscal Year 2025—Compensation Discussion and Analysis—Chief Executive Officer Compensation—Equity Compensation—2025 CEO Interim Award*" above.

(4) Reflects matching contributions made under the Tesla 401(k) Plan based on each NEO's fiscal 2025 year contributions.

(5) All Other Compensation consists of $11,984 for tax assistance reimbursement payments for 2025 taxes (such payments were made in Chinese yuan and converted to U.S. dollars based on the average U.S. dollar/Chinese yuan exchange rate in 2025, which was approximately 7.13).

2025 Pay Versus Performance

In accordance with Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are required to disclose certain information about the relationship between the compensation actually paid to our NEOs and certain measures of company performance. For information on our compensation philosophy, please see "*Compensation Discussion and Analysis.*"

Year	Summary Compensation Table Total for CEO (in millions) ($)[1]	Compensation Actually Paid to CEO (in millions) ($)[2]	Average Summary Compensation Table Total for Non-CEO NEOs (in millions) ($)[3]	Average Compensation Actually Paid to Non-CEO NEOs (in millions) ($)[4]	Value of Initial Fixed $100 Investment Based on: Tesla Total Shareholder Return ($)[5]	Peer Group Total Shareholder Return ($)[6]	Net Income (in millions) ($)[7]	Revenue (in millions) ($)[8]
2025	158,359	10,370	0.4	6.8	191	233	3,855	94,827
2024	—	—	46.7	89.3[9]	172	201	7,153	97,690
2023	—	1,403	8.4	45.8[10]	106	140	14,974	96,773
2022	—	(9,703)	0.3	(165.3)	52	94	12,587	81,462
2021	—	15,016	0.3	(74.3)[11]	150	146	5,644	53,823

(1) Represents the total compensation reported for Mr. Musk (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" to Mr. Musk, computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Musk during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Musk's total compensation, as reported in the Summary Compensation Table for each year, to determine the compensation actually paid.

	Reported Summary Compensation Table Total for CEO (in millions) ($)	Reported Value of Equity Awards (in millions) ($)[a]	Equity Award Adjustments (in millions) ($)[b]	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid to CEO (in millions) ($)
2025	158,359	158,359	10,370	—	—	10,370
2024	—	—	—	—	—	—
2023	—	—	1,403	—	—	1,403
2022	—	—	(9,703)	—	—	(9,703)
2021	—	—	15,016	—	—	15,016

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted and Unvested in the Year (in millions) ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards (in millions) ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year (Vesting Date Compared to the Value at the End of the Prior Year) (in millions) ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments (in millions) ($)
2025	10,370	—	—	—	—	—	10,370
2024	—	—	—	—	—	—	—
2023	—	—	—	1,403	—	—	1,403
2022	—	(4,973)	—	(4,730)	—	—	(9,703)
2021	—	13,028	—	1,988	—	—	15,016

(3) Represents the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Musk, who has served as our CEO since 2008) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Musk) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Vaibhav Taneja and Tom Zhu, (ii) for 2024, Vaibhav Taneja, Andrew Baglino and Tom Zhu, (iii) for 2023, Vaibhav Taneja, Andrew Baglino, Tom Zhu and Zachary Kirkhorn, (iv) for 2022, Zachary Kirkhorn and Andrew Baglino and (v) for 2021, Zachary Kirkhorn, Andrew Baglino and Jerome Guillen.

(4) The dollar amounts reported in this column are the average compensation actually paid for our NEOs other than our CEO in each applicable year, computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to our NEOs during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the NEOs' total compensation, as reported in the Summary Compensation Table for each applicable year, to determine the compensation actually paid.

	Average Reported Summary Compensation Table Total for Non-CEO NEOs (in millions) ($)	Average Reported Value of Equity Awards (in millions) ($)	Average Equity Award Adjustments (in millions) ($)[(a)]	Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Average Pension Benefit Adjustments ($)	Average Compensation Actually Paid to Non-CEO NEOs (in millions) ($)
2025	0.4	—	6.4	—	—	6.8
2024	46.7	46.4	89.0	—	—	89.3
2023	8.4	7.9	45.3	—	—	45.8
2022	0.3	—	(165.6)	—	—	(165.3)
2021	0.3	—	(74.6)	—	—	(74.3)

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted and Unvested in the Year (in millions) ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards (in millions) ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year (in millions) ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year (Vesting Date Compared to the Value at the End of the Prior Year) (in millions) ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year (in millions) ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments (in millions) ($)
2025	—	14.7	—	(8.3)	—	—	6.4
2024	89.9	9.0	2.2	(5.3)	(6.8)	—	89.0
2023	9.7	12.1	1.8	23.0	(1.3)	—	45.3
2022	—	(110.5)	—	(55.1)	—	—	(165.6)
2021	—	78.7	—	(2.9)	(150.4)	—	(74.6)

(5) Total shareholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. The beginning of the measurement period is December 31, 2020. The Company has never declared or paid cash dividends on its common stock. The dollar amounts reported in the table are the value of an initial $100 investment made on December 31, 2020, equal to $100 multiplied by one plus the TSR percentage calculated as described above.

(6) Represents the weighted group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The beginning of the measurement period is December 31, 2020. The peer group used for this purpose is the group of all public companies with SIC code 3711, "Motor Vehicles and Passenger Car Bodies."

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) In the Company's assessment, revenue is the financial performance measure that is the most important financial performance measure (other than TSR and net income) used by the Company for the most recently completed fiscal year, to link compensation actually paid to performance.

(9) Mr. Baglino departed Tesla in April 2024, resulting in certain forfeitures of unvested awards. The average compensation actually paid in 2024 to our NEOs other than our CEO and Mr. Baglino was approximately $146.3 million.

(10) Mr. Kirkhorn departed Tesla in December 2023, which led to certain forfeitures of unvested awards. The average compensation actually paid in 2023 to our NEOs other than our CEO and Mr. Kirkhorn was approximately $54.3 million.

(11) Mr. Guillen departed Tesla in June 2021, resulting in certain forfeitures of unvested awards. The average compensation actually paid in 2021 to our NEOs other than our CEO and Mr. Guillen was approximately $123.2 million.

Most Important Financial Performance Measures

The list below includes the three financial measures that in our assessment represent the most important financial performance measures used to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to the Company's performance. *See "Compensation Discussion and Analysis"* for further details.

- Revenue
- Adjusted EBITDA
- Market Capitalization

Description of Relationships Between Compensation Actually Paid and Performance

Relationship Between Compensation Actually Paid to the CEO and Net Income, Revenue and TSR

In 2025, compensation actually paid to the CEO was $10.37 billion, an increase from $0 in 2024. Over this same period, TSR increased by 11.0%, net income decreased by 46.1% and revenue decreased by 2.9%.

From 2023 to 2024, compensation actually paid to the CEO decreased by 100.0%. Over this same period, TSR increased by 62.3%, net income decreased by 52.2% and revenue increased by 0.9%.

From 2022 to 2023, compensation actually paid to the CEO increased by 114.5%. Over this same period, TSR increased by 103.8%, net income increased by 19.0% and revenue increased by 18.8%.

From 2021 to 2022, compensation actually paid to the CEO decreased by 164.6%. Over this same period, TSR decreased by 65.3%, net income increased by 123.0% and revenue increased by 51.4%.

As of the end of the 2025 fiscal year, Mr. Musk does not earn a base salary. Mr. Musk received compensation in the form of equity under the 2025 CEO Interim Award and the 2025 CEO Performance Award. *See "Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation — Equity Compensation"* for more information.

The earning and vesting of shares under Mr. Musk's 2025 CEO Performance Award are tied to specific market capitalization and operational milestones focusing on product goals and adjusted EBITDA. The vesting of the 2025 CEO Interim Award was tied to Mr. Musk remaining in continuous service as CEO or as an executive officer responsible for product development or operations (as approved by the Board's disinterested directors) through the second anniversary of August 3, 2025. However, the compensation actually paid as calculated pursuant to Item 402(v) of Regulation S-K is based on the accounting changes in the fair value of such restricted stock awards, which varies significantly with the performance of our common stock.

As the 2025 CEO Performance Award is a performance-based award, only the tranche determined to be probable as of December 31, 2025 was included in Mr. Musk's compensation actually paid in 2025. Following the Delaware Supreme Court's reinstatement of the 2018 CEO Performance Award, the 2025 CEO Interim Award was forfeited in its entirety in April 2026 and was not included in the compensation actually paid to Mr. Musk.

Thus, because the Company TSR is calculated from the beginning of the earliest year presented, a positive TSR does not necessarily correlate to an increase in compensation actually paid if the increase in TSR is less significant relative to a prior year. While a positive TSR may not align with an increase in compensation actually paid, as further demonstrated by the following graph, any decreases in TSR would align with decreases in compensation actually paid.


Compensation Actually Paid vs. Company TSR
$20
$15
$10
$5
$-
$(5)
$(10)
Compensation Actually Paid (in billions)
$250
$200
$150
$100
$50
$-
Cumulative TSR (value of initial $100 investment)
2021
2022
2023
2024
2025
$149.76
$52.37
$105.64
$171.68
$191.19
CEO
TSR

Relationship Between Average Compensation Actually Paid to Non-CEO NEOs and Net Income, Revenue and TSR

From 2024 to 2025, compensation actually paid to the other NEOs decreased by 92.4%. Over this same period, TSR increased by 11.0%, net income decreased by 46.1% and revenue decreased by 2.9%.

From 2023 to 2024, compensation actually paid to the other NEOs increased by 95.0%. Over this same period, TSR increased by 62.3%, net income decreased by 52.2% and revenue increased by 0.9%.

From 2022 to 2023, compensation actually paid to the other NEOs increased by 127.7%. Over this same period, TSR increased by 103.8%, net income increased by 19.0%, and revenue increased by 18.8%.

From 2021 to 2022, compensation actually paid to the other NEOs decreased by 122.5%. Over this same period, TSR decreased by 65.3%, net income increased by 123.0%, and revenue increased by 51.4%.

Though our other NEOs do receive a base salary, a significant portion of their compensation actually paid consists of equity awards. As the compensation actually paid as calculated pursuant to Item 402(v) of Regulation S-K is based on the accounting changes in the fair value of such options and restricted stock units through their vesting dates, the value varies significantly with the performance of our common stock. Thus, because the Company TSR is calculated from the beginning of the earliest year presented, a positive overall TSR does not necessarily correlate to an increase in compensation actually paid if the stock price decreased in a given year.

From 2022 to 2023, compensation actually paid to our other NEOs was impacted by Zachary Kirkhorn's departure in December 2023, which led to certain forfeitures of unvested awards. From 2023 to 2024, the amount of increase in compensation actually paid to other NEOs was affected by Andrew Baglino's departure in April 2024, which led to certain forfeitures of unvested awards.

While a positive TSR may not align with an increase in compensation actually paid, as further demonstrated by the following graph, any decreases in TSR would align with decreases in compensation actually paid.


Compensation Actually Paid vs. Company TSR
$500
$400
$300
$200
$100
$-
$(100)
$(200)
Compensation Actually Paid (in millions)
$250
$200
$150
$100
$50
$-
Cumulative TSR
(value of initial $100 investment)
$149.76
$52.37
$105.64
$171.68
$191.19
2021
2022
2023
2024
2025
Average for Non-CEO NEOs
TSR

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

The following chart compares our cumulative TSR for the applicable reporting year to our peer group's cumulative TSR over the same period.


Company TSR vs. Peer Group TSR
$250
$200
$150
$100
$50
$-
Cumulative TSR
(value of initial $100 investment)
$100
$150
$146
$94
$52
$140
$106
$201
$172
$233
$191
2020
2021
2022
2023
2024
2025
Tesla
Motor Vehicles and Passenger Car Bodies Public Company Group

Grants of Plan-Based Awards in 2025

The following table presents information concerning each grant of an award made to a NEO in fiscal year 2025 under any plan.

Name	Grant Date[1]	Board Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold Target Maximum	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold Target Maximum	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)	Closing Market Price (if different)	Grant Date Fair Value/ Incremental Fair Value ($)
Elon Musk	11/6/2025[2]	9/3/2025[2]	—	423,743,904	—	—	—	—	132,298,849,867
	8/15/2025[3]	8/3/2025[3]	—	—	96,000,000	—	—	—	26,060,160,000

(1) The vesting schedule applicable to each outstanding award is set forth in "*Executive Compensation for Fiscal Year 2025 — Outstanding Equity Awards at 2025 Fiscal Year-End*" below. For additional information regarding when the shares in the 2025 CEO Performance Award will become Earned Shares and when such Earned Shares will vest, see "*Compensation Discussion and Analysis — Chief Executive Officer Compensation — Equity Compensation–2025 CEO Performance Award.*"

(2) The grant of the 2025 CEO Performance Award was approved by the Board on September 3, 2025, on which date the $334.09 per vested share offset amount in the terms of such award was determined, and subsequently approved by Tesla's shareholders on, and issued on, November 6, 2025, following receipt of all necessary approvals.

(3) The grant of the 2025 CEO Interim Award was approved by the Board on August 3, 2025, with a purchase price of $23.34 per share of restricted stock that vests, and was issued on August 15, 2025 following receipt of all necessary governmental approvals. The 2025 CEO Interim Award was forfeited in its entirety in April 2026.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table presents information concerning unexercised options, unvested restricted stock and unvested restricted stock unit awards for each NEO outstanding as of the end of fiscal year 2025.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Elon Musk	11/6/2025[2]	—	—	—	—	—	—	—	423,743,904	190,566,108,507
	8/15/2025[3]	—	—	—	—	—	96,000,000	43,173,120,000	—	—
	3/21/2018[4]	303,960,630	—	—	23.34	1/20/2028	—	—	—	—
Vaibhav Taneja	10/31/2024[5]	254,986	686,501	—	249.85	10/31/2034	—	—	—	—
	10/31/2024[6]	—	—	—	—	—	71,920	32,343,862	—	—
	10/19/2020[7]	154,095	—	—	143.61	10/19/2030	—	—	—	—
	4/19/2019[8]	716,245	—	—	18.22	4/19/2029	—	—	—	—
	10/16/2018[9]	10,575	—	—	18.44	10/16/2028	—	—	—	—
	11/13/2017[10]	13,860	—	—	21.03	11/13/2027	—	—	—	—
Tom Zhu	5/19/2023[11]	226,040	113,020	—	180.14	5/19/2033	—	—	—	—
	10/19/2020[7]	616,377	—	—	143.61	10/19/2030	—	—	—	—
	7/19/2019[12]	373,760	—	—	17.22	7/19/2029	—	—	—	—
	4/19/2019[13]	486,045	—	—	18.22	4/19/2029	—	—	—	—
	10/16/2018[9]	155,100	—	—	18.44	10/16/2028	—	—	—	—
	8/20/2018[14]	280,650	—	—	20.57	8/20/2028	—	—	—	—

(1) The market value of unvested restricted stock and unvested restricted stock units is calculated by multiplying the number of shares of unvested restricted stock and the number of unvested restricted stock units held by the applicable NEO by the closing price of our common stock on December 31, 2025, which was $449.72.

(2) The grant of the 2025 CEO Performance Award was approved by the Board on September 3, 2025, on which date the $334.09 per vested share offset amount in the terms of such award was determined, and subsequently approved by Tesla's shareholders on November 6, 2025. None of the shares of performance-based restricted stock under the 2025 CEO Performance Award have become Earned Shares. For additional information regarding when the shares in the 2025 CEO Performance Award will become Earned Shares and when such Earned Shares will vest, see "*Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation — Equity Compensation — 2025 CEO Performance Award.*"

(3) The grant of the 2025 CEO Interim Award was approved by the Board on August 3, 2025, with a purchase price of $23.34 per share of restricted stock that vests, and was issued on August 15, 2025 following receipt of all necessary governmental approvals. The 2025 CEO Interim Award was scheduled to vest upon the second anniversary of August 3, 2025, subject to Mr. Musk remaining in continuous service as CEO or as an executive officer responsible for product development or operations (as approved by the Board's disinterested directors) through such second anniversary. The 2025 CEO Interim Award was forfeited in its entirety in April 2026.

(4) 1/12th of the total number of shares subject to the option becomes vested and exercisable each time: (i) our market capitalization increases initially to $100.0 billion for the first tranche, and by an additional $50.0 billion for each tranche thereafter; and (ii) one of 16 specified operational milestones relating to total revenue or adjusted EBITDA (other than any operating milestone that previously counted towards the vesting of another tranche) is attained, subject to Mr. Musk's continued service to us as either CEO or as both Executive Chairman and Chief Product Officer, with the CEO reporting to him, at each such vesting event. On June 16, 2026, Mr. Musk exercised all 303,960,630 options in accordance with the Implementation Agreement. *See "Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation — Historical Equity Compensation — 2018 CEO Performance Award*" above.

(5) 1/48th of the aggregate shares subject to the option became vested and exercisable on December 5, 2024, and 1/48th of the shares subject to the option become vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(6) 1/16th of this award vested on December 5, 2024, and 1/16th of this award vests every three months thereafter, subject to the grantee's continued service to us on each such vesting date.

(7) 1/48th of the shares subject to the option became vested and exercisable on December 5, 2020, and 1/48th of the shares subject to the option became vested and exercisable every month thereafter, subject to the grantee's continued service to us on each such vesting date.

(8) 1/8th of the shares subject to the option became vested and exercisable on September 13, 2019, and 1/48th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(9) 1/60th of the shares subject to the option became vested and exercisable on November 1, 2018, and 1/60th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(10) 1/24th of the shares subject to the option vested on November 13, 2017 and 1/48th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(11) 1/48th of the shares subject to the option became vested and exercisable on May 19, 2023, and 1/48th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(12) 1/60th of the shares subject to the option became vested and exercisable on July 24, 2019, and 1/60th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(13) 1/4th of the shares subject to the option each became vested and exercisable upon the Company's achievement of certain performance objectives set forth in the option agreements, subject to the grantee's continued service to us on each such vesting date.

(14) With respect to 150,000 shares subject to the option, 1/48th of such shares became vested and exercisable upon the Company's achievement of certain performance objectives set forth in the option agreements, and 1/48th of the shares became vested and exercisable on each monthly anniversary thereafter, and with respect to 225,000 shares subject to the option, 1/60th of such shares became vested and exercisable on August 20, 2018, and 1/60th of the shares became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

2025 Option Exercises and Stock Vested

The following table presents information concerning each exercise of stock options and vesting of stock awards during fiscal year 2025 for each of the NEOs.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Vaibhav Taneja	48,000	15,033,838	26,152	8,954,706
Tom Zhu	15,000	4,548,562	—	—

(1) Reflects the product of the number of shares of stock subject to the exercised option multiplied by the difference between the market price of our common stock at the time of exercise on the exercise date and the exercise price of the option.

(2) Reflects the product of the number of shares of stock vested multiplied by the market price of our common stock on the vesting date.

Potential Payments Upon Termination or Change in Control as of December 31, 2025

In accordance with SEC rules, we do not have an employment agreement for any specific term with any of our named executive officers. Moreover, we do not have any contract, agreement, plan or arrangement that would result in payments to a named executive officer at, following, or in connection with any termination of employment, including resignation, severance, retirement or a constructive termination of employment of a named executive officer, or a change in control of Tesla or a change in the named executive officer's responsibilities, other than the 2025 CEO Performance Award, and, prior to its forfeiture in its entirety in April 2026, the 2025 CEO Interim Award, as described in "*Executive Compensation for Fiscal Year 2025—Compensation Discussion and Analysis—Chief Executive Officer Compensation—Equity Compensation—2025 CEO Performance Award*" and "*Executive Compensation for Fiscal Year 2025—Compensation Discussion and Analysis—Chief Executive Officer Compensation—Equity Compensation—2025 CEO Interim Award*" above, respectively. However, no portion of the 2025 CEO Performance Award would have vested if Mr. Musk's service had terminated without cause or due to death or disability on December 31, 2025 because none of the shares of performance-based restricted stock under the 2025 CEO Performance Award had become Earned Shares prior to such date, and the vesting of the 2025 CEO Performance Award based solely upon the achievement of market capitalization milestones as measured at the time of a change in control of Tesla, by its nature, cannot be estimated at this time. The 2025 CEO Interim Award would have vested upon the occurrence of a change in control or Mr. Musk's death on December 31, 2025, and such vesting would require his payment of a purchase price of $23.34 per share of restricted stock that vests. Using the closing price of our common stock on December 31, 2025 ($449.72), the estimated value of such vesting of the 2025 CEO Interim Award, less the aggregate purchase price payable by Mr. Musk ($2,240,640,000), is $40,932,480,000. However, the 2025 CEO Interim Award was forfeited in its entirety in April 2026. The Implementation Agreement, which includes provisions for vesting in connection with certain terminations of employment and change in control, was entered into after December 31, 2025, as described in "*Executive Compensation for Fiscal Year 2025—Compensation Discussion and Analysis—Chief Executive Officer Compensation—Historical Equity Compensation—2018 CEO Performance Award*."

2025 Pay Ratio Disclosure

Tesla is committed to fair and competitive compensation for our employees. Moreover, Elon Musk, the Technoking of Tesla and our Chief Executive Officer, has agreed to a compensation arrangement in the 2025 CEO Performance Award that is substantially tied to the appreciation of our market

capitalization and achievement of certain performance milestones. Because equity awards are generally made available to Tesla employees, this also means that Mr. Musk's compensation is tied to the success of Tesla employees. In accordance with SEC rules, we are providing a ratio of (i) Mr. Musk's 2025 annual total compensation to (ii) the median of the 2025 annual total compensation of all applicable qualifying Tesla employees other than Mr. Musk, in each case calculated pursuant to the disclosure requirements of "*Executive Compensation for Fiscal Year 2025—2025 Summary Compensation Table*" above. As we continue our expansion, the median annual total compensation of our employees reflects differences in local compensation scales and practices. However, these amounts rely on assumptions and projections made pursuant to accounting rules and are not necessarily indicative of the actual value that was or may be realized. In particular, the vast majority of the 2025 annual total compensation for Mr. Musk reflects an accounting-driven valuation for the 2025 CEO Performance Award, as to which no shares have vested as of the date of this filing, and which, upon vesting, is further subject to an offset of a number of shares equal to $334.09 per vested share, unless Mr. Musk elects to pay such offset amount in cash. In addition, the 2025 annual total compensation includes the value of the 2025 CEO Interim Award of approximately $26.1 billion, which was forfeited in its entirety in April 2026.

Mr. Musk's 2025 annual total compensation, as reported under "*Executive Compensation for Fiscal Year 2025—2025 Summary Compensation Table,*" was $158,359,009,867, the vast majority of which reflects an accounting-driven valuation for the 2025 CEO Performance Award, as explained above, and the median 2025 annual total compensation of all other qualifying employees, as determined pursuant to the methodology set forth below, was $62,786. Consequently, the applicable ratio of such amounts for 2025 was 2,522,203:1. However, using the Total CEO realized compensation for 2025, such ratio was 0.00:1.

Our methodology for identifying the median of the 2025 annual total compensation for each individual other than Mr. Musk was as follows:

- We selected December 31, 2025, which is within the last three months of 2025, as the date upon which we would identify the "median employee" because it enabled us to make such identification in a reasonably efficient and economical manner.
- We determined that as of December 31, 2025, Tesla and all our subsidiaries had 135,623 individuals qualifying for this analysis (full-time, part-time and temporary employees other than Mr. Musk, subject to the following bullet), of which approximately 43% were based outside of the U.S. and approximately 33% were production line employees.
- We did not include in the population of qualifying individuals any employees of staffing agencies whose compensation is determined by such agencies.
- We applied the requirements and assumptions required for the table under "*Executive Compensation for Fiscal Year 2025—2025 Summary Compensation Table*" above for each of such individuals to calculate the total annual compensation, including base salary or wages, performance-based commission payments, and equity awards based on their grant date fair values.
- We converted any payment earned or paid in a foreign currency to U.S. dollars using the average of the prevailing conversion rates for the month of December 2025.
- We selected the median of all total annual compensation amounts calculated in accordance with the foregoing.

Employee Risks

The Compensation Committee oversees management of risks relating to Tesla's compensation plans and programs. Tesla's management and the Compensation Committee have assessed the risks associated with Tesla's compensation policies and practices for all employees, including non-executive officers. These include risks relating to setting ambitious targets for our employees' compensation or the vesting of their equity awards and our emphasis on at-risk equity-based compensation, and the potential impact of such practices on the retention or decision-making of our employees, particularly our senior management. Based on the results of this assessment, Tesla

does not believe that its compensation policies and practices for all employees, including non-executive officers, create risks that are reasonably likely to have a material adverse effect on Tesla.

Compensation of Directors

2025 Director Compensation Table

The following table provides information concerning the compensation paid by us to each of our non-employee directors who served during any part of fiscal year 2025. Mr. Musk, who is a NEO, does not receive additional compensation for his services as a director.

The awards with respect to which values are provided under the column "Option Awards" below are exclusively stock options, which have realizable value only if they vest over time and to the extent, if any, that our stock price exceeds the applicable exercise prices. The values provided below for these awards are based on applicable accounting standards, and do not necessarily reflect the actual amounts realized or realizable pursuant to the underlying stock options.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Robyn Denholm	—	—	—	—
Ira Ehrenpreis	—	—	—	—
Joe Gebbia	—	—	—	—
Jack Hartung	—	—	—	—
James Murdoch	—	—	—	—
Kimbal Musk	—	—	—	—
JB Straubel	—	—	—	—
Kathleen Wilson-Thompson	—	—	—	—

(1) Reflects cash compensation for service on the Board and/or its applicable committees pursuant to Tesla's outside director compensation policy (the "Director Compensation Policy") and/or for service as Chair of the Board as previously approved by the Board, as applicable. The earning and payment of cash retainer payments payable to outside directors may be waived in whole or part at the election of the director. All eight of the outside directors have requested that the Company eliminate the future payment of all of their cash retainer amounts for service on the Board unless the director notifies the Company otherwise.

(2) As of December 31, 2025, the aggregate number of shares underlying option awards outstanding for each of our non-employee directors with such awards was:

Name	Aggregate Number of Shares Underlying Options Outstanding
Robyn Denholm	49,387
Ira Ehrenpreis	—
Joe Gebbia	—
Jack Hartung	—
James Murdoch	—
Kimbal Musk	—
JB Straubel	—
Kathleen Wilson-Thompson	120,948

(3) Reflects stock option grants for service on the Board or as members or chairs of Board committees that were automatically granted pursuant to the Director Compensation Policy. In June 2021, the Board unanimously adopted a resolution to forgo any automatic grants of annual stock option awards under the Director Compensation Policy or otherwise previously approved by the Board (the "Board Stock Option Grants") until July 2022 unless the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. In May 2022, the Board agreed to further forgo the Board Stock Option Grants until the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. Under the Stipulation and Agreement of Compromise and Settlement

(the "Detroit Settlement Agreement") in connection with a derivative action brought by a purported Tesla shareholder regarding compensation awards granted to Tesla's directors, other than Mr. Musk, between 2017 and 2020, the Board has permanently forgone the Board Stock Option Grants for 2021 and 2022, and the Board did not receive any compensation for Board service for 2021 and 2022. Ms. Denholm, Mr. Ehrenpreis, Mr. Kimbal Musk, Mr. Murdoch and Ms. Wilson-Thompson have also permanently forgone any compensation for Board service for 2023. *See "Other Information"* below for additional information regarding the Detroit Settlement Agreement.

Non-Employee Director Compensation Arrangements

Overview and Philosophy

The compensation program for Tesla's non-employee directors is designed to be consistent with our compensation philosophy for our employees, with an emphasis on equity-based compensation over cash in order to align the value of their compensation with the market value of our stock, and consequently, with the long-term interests of our shareholders. Moreover, while we offer to our general employee population restricted stock units that will retain some value even if the market value of our stock decreases, the equity-based compensation to our directors has been exclusively in the form of stock options, which have zero initial value and accumulate value, if at all, only to the extent that our stock price increases following their grant, through the applicable vesting dates and until such stock options are ultimately exercised and the underlying shares are sold. The remaining portion of our directors' compensation has consisted of cash retainer payments that are relatively modest compared to peer companies and that may be waived at the election of each director. Consequently, a large portion and, in some cases, the entirety, of each of our non-employee directors' compensation is entirely at risk, and fluctuating stock prices have at times resulted in 100% of the vested stock options then held by each of our non-employee directors being out-of-the-money.

In 2020 and 2021, the Compensation Committee reviewed the Director Compensation Policy with the aid of Compensia and in light of Tesla's exceptional performance and commitment to at-risk director compensation in the form of annual stock option awards to ensure continued alignment of the interests of directors with those of Tesla's shareholders. Following such review, the Compensation Committee recommended that the Board approve a resolution that all existing directors forgo any automatic grants of annual stock option awards under the Director Compensation Policy or otherwise previously approved by the Board until July 2022 unless the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. In June 2021, the Board unanimously approved and adopted this resolution and in May 2022, the Board agreed to further forgo the Board Stock Option Grants until the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. The Compensation Committee intends to make further recommendations with respect to the Board's compensation program for any directors who join the Board after the date of this resolution, as well as for future periods of service by existing directors, following further periodic reviews.

Other Information

Historically, the terms of our non-employee director stock option awards provided that, if following a change in control of Tesla, the service of a non-employee director were terminated, all unvested stock options granted to the director would fully vest and become immediately exercisable. There are currently no unvested stock option awards held by non-employee directors.

Non-employee directors may also have their travel, lodging and related expenses associated with attending Board or Board committee meetings reimbursed by Tesla.

On June 17, 2020, a Tesla shareholder filed a shareholder derivative complaint in the Delaware Chancery Court, purportedly on behalf of Tesla, against certain of Tesla's current and former directors regarding compensation awards granted to Tesla's directors, other than Mr. Musk, between 2017 and 2020. The suit asserts claims for breach of fiduciary duty and unjust enrichment and seeks declaratory and injunctive relief, unspecified damages and other relief.

On July 14, 2023, the parties filed the Detroit Settlement Agreement, which does not involve an admission of any wrongdoing by any party. In a January 13, 2025 final judgment, the Court of

Chancery approved the settlement, and over Tesla's objection, awarded plaintiff's counsel fees in the amount of approximately $176 million.

Tesla appealed the amount of the attorneys' fee award to the Delaware Supreme Court. On January 30, 2026, the Delaware Supreme Court agreed with Tesla's appeal and reduced the attorneys' fee award from $176 million to $71 million. The Supreme Court also affirmed the Court of Chancery's approval of the Detroit Settlement Agreement.

In May 2025, the Company implemented certain provisions of the Detroit Settlement Agreement by cancelling the options requiring cancellation under its terms.

Pledging of Shares

The ability of our directors and executive officers to pledge Tesla stock for personal loans and investments is inherently related to their compensation due to our use of equity awards and promotion of long-termism and an ownership culture. Moreover, providing these individuals flexibility in financial planning without having to rely on the sale of shares aligns their interests with those of our shareholders.

In order to mitigate the risk of forced sales of pledged shares, the Board has a policy that limits pledging of Tesla stock by our directors and executive officers. Pursuant to this policy, directors and executive officers may pledge their stock (exclusive of options, warrants, restricted stock units or other rights to purchase stock) as collateral for loans and investments, provided that the maximum aggregate loan or investment amount collateralized by such pledged stock does not exceed (i) with respect to our CEO, the lesser of $3.5 billion and twenty-five percent (25%) of the total value of the pledged stock, or (ii) with respect to our directors and officers other than our CEO, fifteen percent (15%) of the total value of the pledged stock. Notwithstanding such limitations, to facilitate the orderly disposition of shares and avoid market disruption, the 2025 CEO Performance Award and the Implementation Agreement each provide that our CEO may pledge any shares of common stock that he beneficially owns (including, without limitation, shares awarded under the 2025 CEO Performance Award and the 2018 CEO Performance Award) for the purposes of satisfying the payment of taxes attributable to required tax withholding or any Offset Amount due in respect of the 2025 CEO Performance Award.

Example: A director (other than our CEO) pledges 1,000 shares as collateral for a loan, and the current stock price is $800 per share. The director may borrow up to 15% of 1,000 x $800, or $120,000, against such shares. If the stock price later increases to $1,600 per share, the director may borrow up to an additional $120,000 against the pledged shares. If the director borrows the full allowable amount of $240,000 and the stock price then decreases to $1,200, the director must repay $60,000 to maintain compliance with the 15% limit under the pledging policy.

See "Ownership of Securities" below for information regarding any shares pledged by our directors or executive officers as of September 30, 2026; however, such pledging does not indicate the extent to which there may be actual borrowings against such shares as of such date, which may be substantially less than the value of the shares pledged. As of December 31, 2025, based on written representations of our directors and executive officers to the Company, the aggregate loan or investment amount collateralized by our directors and executive officers' pledged shares was less than 1% of the total value of the pledged shares.

We require our directors and executive officers to make written representations, at least annually, that he or she is in compliance with our pledging policy. If a director or executive officer wishes to take a loan collateralized by pledged stock, Tesla management works with the director or executive officer during the original loan approval, and subsequently monitors compliance with this policy by regularly reviewing and requesting updates from the applicable director or executive officer on his or her pledged stock amount and loan amount. If necessary, Tesla management will report to the Board or its committees the extent to which any officer or director has pledged shares of Company stock. We believe that this monitoring is effective and includes appropriate controls, and we have confirmed that each of our directors and executive officers who has pledged stock is and has been compliant with this policy since our last confirmation.

Equity Compensation Plan Information

The following table summarizes the number of securities underlying outstanding options, stock awards, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Tesla's equity compensation plans as of December 31, 2025.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)[(1)]**	**Weighted-average exercise price of outstanding options, warrants and rights ($)[(2)]**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)**
Equity compensation plans approved by security holders	361,118,046	47.58	158,290,410[(3)]
Equity compensation plans not approved by security holders	150[(4)]	—	—
Total	361,118,196	47.58	158,290,410

(1) Consists of options to purchase shares of our common stock, including the 2018 CEO Performance Award, and restricted stock unit awards representing the right to acquire shares of our common stock. Does not include shares of restricted stock that have been issued under the 2025 CEO Performance Award and the 2025 CEO Interim Award (which was forfeited in its entirety in April 2026). The 2018 CEO Performance Award was exercised in full in June 2026.

(2) The weighted average exercise price is calculated based solely on the outstanding stock options. It does not take into account the shares issuable upon vesting of outstanding restricted stock unit awards, which have no exercise price.

(3) Consists of 64,682,073 shares remaining available for issuance under the A&R 2019 Equity Incentive Plan, and 93,608,337 shares remaining available for issuance under the Tesla, Inc., 2019 Employee Stock Purchase Plan.

(4) Consists of restricted stock unit awards that were assumed in connection with acquisitions. No additional awards may be granted under the plans pursuant to which such awards were initially granted.

Certain Relationships and Related Person Transactions

Review of Related Person Transactions

In accordance with the charter for the Audit Committee of the Board and our written Policies and Procedures with Respect to Related Person Transactions ("RPT Policy"), our Audit Committee reviews and approves any related person transactions.

For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

Under the RPT Policy, the Audit Committee must review and approve all transactions in which (i) Tesla or one of its subsidiaries is a participant, (ii) the amount involved exceeds $120,000 and (iii) a related person has a direct or indirect material interest, other than transactions available to all Tesla employees generally.

In assessing a related person transaction brought before it for approval, the Audit Committee considers, among other factors, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. The Audit Committee may then approve or disapprove the transaction in its discretion, or may request additional information.

Related person transactions will be disclosed in the applicable SEC filing as required by the rules of the SEC.

Related Person Transactions

Elon Musk is an executive officer, director and/or significant shareholder of SpaceX, X, xAI and TBC. In March 2025, xAI and X effected a transaction under which xAI and X became wholly-owned subsidiaries of a new parent company named X.AI Holdings Corp. On February 2, 2026, xAI Holdings was acquired by and became a wholly owned subsidiary of SpaceX pursuant to a merger transaction.

As previously disclosed, on January 16, 2026, Tesla entered into an agreement with xAI Holdings to invest approximately $2.00 billion to acquire shares of Series E Preferred Stock of xAI Holdings. In connection with the investment, Tesla and xAI also entered into a framework agreement that, among other things, builds upon the existing relationship between Tesla and xAI by providing a framework for evaluating potential collaborations, with any specific projects to be implemented through separate negotiations. As a result of the SpaceX and xAI Holdings merger, Tesla's right to acquire shares of Series E Preferred Stock of xAI Holdings under the previously disclosed agreement with xAI Holdings was converted into the right to acquire shares of Class A common stock of SpaceX in accordance with the terms of the underlying merger agreement. Tesla completed its investment of approximately $2.00 billion to acquire shares of Class A common stock of SpaceX on March 12, 2026.

SpaceX is party to certain commercial, licensing and support agreements with Tesla. Under these agreements, Tesla incurred expenses of approximately $11.4 million in 2025 and $1.5 million through February 2026. Tesla also recognized revenue of approximately $143.3 million in 2025, primarily for the sale of vehicles at rates generally available to unaffiliated third parties under the same or similar circumstances, and approximately $0.1 million through February 2026.

Since April 2016, SpaceX has invoiced Tesla for our use of an aircraft owned and operated by SpaceX at rates determined by Tesla and SpaceX, subject to rules of the Federal Aviation Administration governing such arrangements. Tesla incurred expenses of approximately $0.4 million in 2025 and approximately $0.02 million through February 2026.

As part of a multi-platform advertising campaign, Tesla directly or indirectly purchased advertising on X, and incurred expenses of approximately $3.3 million in 2025.

xAI is party to certain commercial, consulting and support agreements with Tesla. Under these agreements, Tesla incurred expenses of approximately $4.0 million in 2025 and $0.2 million through February 2026. Tesla also recognized revenue of approximately $430.1 million in 2025 and

approximately $78.1 million through February 2026, primarily for the sale of our Megapack products. In addition, Tesla recognized approximately $0.3 million in 2025 and $0.03 million through February 2026 in Other Income (expense) for consulting and support services provided to xAI.

TBC is party to certain commercial agreements with Tesla. Under these agreements, Tesla incurred expenses of approximately $0.9 million in 2025.

We are party to a service agreement with a security company owned by Elon Musk and organized to provide security services concerning him, including in connection with his duties to and work for Tesla. Tesla incurred expenses of approximately $4.8 million for such security services in 2025 and approximately $1.3 million through February 2026, representing a portion of the total cost of security services concerning Elon Musk.

JB Straubel is the Chief Executive Officer of Redwood. Redwood is party to commercial agreements with Tesla. Under these agreements, Tesla incurred expenses of approximately $3.3 million in 2025 and $0.7 million through February 2026. Tesla also recognized approximately $12.9 million in 2025 and approximately $1.1 million through February 2026 as a reduction of cost of revenues for the sale of certain scrap materials to Redwood.

A son-in-law of Jack Hartung has been a non-executive, salaried employee of Tesla since December 2016, and does not share a household with Mr. Hartung. He is currently a Senior Program Manager at Tesla and earned total compensation for fiscal year 2025, including the value of equity incentives, of approximately $150,000. This compensation was determined in accordance with Tesla's compensation practices applicable to employees with similar qualifications and responsibilities and holding similar positions.

Other Transactions

Tesla periodically does business with certain entities with which its directors are affiliated. Such transactions are done on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

In the ordinary course of business, we enter into offer letters with our executive officers. We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of formation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by applicable law.

Delinquent Section 16(a) Reports

Under Section 16 of the Exchange Act, Tesla's directors, executive officers and any persons holding more than 10% of Tesla's common stock are required to report initial ownership of Tesla common stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC, and Tesla is required to disclose in this proxy statement any failure to file required ownership reports by these dates. Based solely upon a review of forms filed with the SEC and the written representations of such persons for their 2025 fiscal year transactions, Tesla is aware of no late Section 16(a) filings.

Ownership of Securities

The following table sets forth certain information regarding the beneficial ownership of Tesla's common stock, as of September 30, 2026, for the following:

- Each person (or group of affiliated persons) who is known by us to beneficially own 5% of the outstanding shares of our common stock;
- Each of our current non-employee directors;
- Each of our current executive officers named in the 2025 Summary Compensation Table of this proxy statement; and
- All current directors and executive officers of Tesla as a group.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of September 30, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Applicable percentage ownership is based on 3,952,648,559 shares of Tesla's common stock outstanding at September 30, 2026.

Unless otherwise indicated, all persons named below can be reached at Tesla, Inc., 1 Tesla Road, Austin, Texas 78725.

Beneficial Owner Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
5% Shareholders		
Elon Musk(2)	699,580,882	19.8%
Vanguard Capital Management(3)	210,796,512	5.3%
NEOs & Directors		
Elon Musk(2)	699,580,882	19.8%
Vaibhav Taneja(4)	1,499,490	*
Tom Zhu(5)	2,263,273	*
Robyn Denholm(6)	134,387	*
Ira Ehrenpreis	855,394	*
Joe Gebbia	4,111	*
Jack Hartung	—	*
James Murdoch(7)	734,306	*
Kimbal Musk(8)	1,376,373	*
JB Straubel	—	*
Kathleen Wilson-Thompson	48,399	*
All current executive officers and directors as a group (11 persons)(9)	706,496,615	20.0%

* Represents beneficial ownership of less than 1%.

(1) Unless specified in the footnotes below, no adjustments have been made to the shares outstanding for purposes of calculating the beneficial ownership percentages included in this table.

(2) Includes (i) 413,152,109 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003; and (ii) 286,428,773 shares of restricted stock that were issued to Mr. Musk upon exercise of the 2018 CEO Performance Award and are subject to a service-based forfeiture condition in accordance with the terms of the Implementation Agreement, but are otherwise issued and outstanding and carry voting rights that may be exercised by Mr. Musk. Amounts do not include 423,743,904 shares of restricted stock granted to Mr. Musk pursuant to the 2025 CEO Performance Award, which shares are subject to a voting agreement (the "Voting Agreement") and over which an irrevocable proxy has been given to Tesla's corporate secretary to vote the shares proportionately to the votes of all shares of the Company other than the Unearned Shares, including shares otherwise owned by Mr. Musk, in accordance with the terms of the Voting Agreement. As such, Mr. Musk does not have dispositive or voting control over these shares. Corresponding adjustments have been made to the shares outstanding for purposes of calculating the percentage of shares beneficially owned by Mr. Musk. Includes 207,498,721 shares pledged as collateral to secure certain personal indebtedness.

(3) Includes shares beneficially owned by Vanguard Capital Management, of which Vanguard Capital Management has sole voting power over 27,945,729 shares and sole dispositive power over 210,796,512 shares. The address for Vanguard Capital Management is 100 Vanguard Blvd., Malvern, PA 19355. The foregoing information is based solely on Schedule 13G of Vanguard Capital Management filed on April 30, 2026, which we have no reason to believe is incomplete or inaccurate and on which we are relying pursuant to applicable SEC regulations.

(4) Includes (i) 111,000 shares held by grantor retained annuity trusts and (ii) 1,362,518 shares issuable upon exercise of options exercisable within 60 days after September 30, 2026.

(5) Includes (i) 47,600 shares held by Magical Blake Global Limited and (ii) 2,195,673 shares issuable upon exercise of options exercisable within 60 days after September 30, 2026.

(6) Includes 49,387 shares issuable upon exercise of options exercisable within 60 days after September 30, 2026.

(7) Includes (i) 577,031 shares held by JRM Revocable Trust and (ii) 157,275 shares held by the Seven Hills Trust.

(8) Includes 1,376,373 shares pledged as collateral to secure certain personal indebtedness.

(9) Includes 3,607,578 shares issuable upon exercise of options held by our current executive officers and directors within 60 days after September 30, 2026. Excludes 423,743,904 shares of restricted stock granted to Mr. Musk pursuant to the 2025 CEO Performance Award. See note (2) above for more information. Corresponding adjustments have been made to the shares outstanding for purposes of calculating the percentage of shares beneficially owned by all current executive officers and directors as a group.

Audit-Related Matters

Audit Committee

Members

ROBYN DENHOLM (CHAIR)

JOE GEBBIA

JACK HARTUNG

JAMES MURDOCH

Composition

Our Audit Committee is composed of four directors: Robyn Denholm (Chair), Joe Gebbia, Jack Hartung and James Murdoch. The Audit Committee is comprised solely of directors who satisfy applicable independence and other requirements under Nasdaq listing standards and applicable securities laws. The Board has determined that each of Ms. Denholm and Mr. Hartung is an "audit committee financial expert" as defined in the rules of the SEC.

Oversight

The Audit Committee assists the Board in fulfilling its responsibilities by:

- Providing oversight, recommendations, and under specified thresholds, approvals, regarding significant financial matters and investment practices, including any material acquisitions and divestitures;
- Monitoring the integrity of Tesla's financial statements and Tesla's compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; and
- Reviewing the adequacy and effectiveness of Tesla's internal control policies and procedures in addition to Tesla's risk management, data privacy, data security and SI.

In addition to overseeing key risks in the areas of data security and privacy, crisis risk management, ethics and compliance, and sustainability, as discussed below, the Audit Committee is also responsible for overseeing risks in other areas of our business and operations.

Additional Key Objectives

Data Security

The Audit Committee is responsible for reviewing the adequacy and effectiveness of Tesla's policies and practices with respect to data security risk exposures, and providing oversight over Tesla's data security policies and monitoring programs. The Audit Committee receives regular updates from senior management, including our Chief Information Officer, on data security risk reviews of Tesla's key business segments and products, procedures to assess and address data security risk and the effectiveness of data security technologies and solutions deployed internally.

Data Privacy

Privacy is integral to our business and Tesla is committed to the protection of the personal data which it processes as part of its business and on behalf of customers. We have established a robust global privacy program with oversight by executive management, an independent Data Protection Officer for our European regulated entities, and, at the Board level, our Audit Committee. Our governance and accountability measures promote core principles of data privacy, while the collaborative effort between our Information Security Team and Legal Team enables us to meet our regulatory requirements and demonstrate compliance. For more information on our data privacy policies and principles, please refer to the Privacy, Security and AI section of our 2025 Impact Report.

Crisis Risk Management

In response to extraordinary events, the Audit Committee receives regular updates from senior management.

Ethics

The Audit Committee has oversight of Tesla's compliance with legal, regulatory and ethical compliance programs. The Audit Committee has established procedures for the receipt, retention and treatment of complaints about accounting, internal controls over financial reporting or audit matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or audit matters. We encourage employees and third parties to report concerns about our internal controls over financial reporting, auditing matters or any other ethical wrongdoing. To report such a concern, please visit https://digitalassets.tesla.com/tesla-contents/image/upload/Business_Code_Of_Ethics where you will find various reporting options.

Sustainability

The Audit Committee is responsible for reviewing and discussing the assessment of the Company's annual Impact Report, and, as deemed appropriate, other sustainability-related disclosures.

Selection & Oversight of External Auditor

The Audit Committee appoints, compensates, oversees and manages Tesla's relationship with its independent registered public accounting firm, which reports directly to the Audit Committee. In selecting PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, the Audit Committee annually evaluates the firm's qualifications and performance; the quality and candor of its communications with the Audit Committee and the Company; independence and integrity; efficiency and the appropriateness of fees; benefits of audit firm or lead partner rotations; and the comprehensiveness of evaluations of internal controls. The Audit Committee also considers the relative costs, benefits, challenges and other potential impacts of selecting a different independent public accounting firm.

In reviewing and approving audit and non-audit service fees, the Audit Committee considers a number of factors, including the scope and quality of work, as well as an assessment of the impact on auditor independence of non-audit fees and services. During the course of the fiscal year, the Audit Committee is given regular updates regarding audit-related and non-audit-related fees.

Audit Committee Report

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of the integrity of Tesla's consolidated financial statements, our internal controls over financial reporting, our compliance with legal and regulatory requirements, the organization and performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm.

The management of Tesla is responsible for establishing and maintaining internal controls and for preparing Tesla's consolidated financial statements. The independent registered public accounting firm is responsible for auditing the financial statements. It is the responsibility of the Audit Committee to oversee these activities.

The Audit Committee has:

- Reviewed and discussed the audited financial statements with Tesla management and with PricewaterhouseCoopers LLP, Tesla's independent registered public accounting firm;
- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence and discussed with PricewaterhouseCoopers LLP its independence.

Based upon these discussions and review, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Tesla's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Members of the Audit Committee:

Robyn Denholm (Chair)

Joe Gebbia

Jack Hartung

James Murdoch

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Other Matters

Tesla knows of no other matters to be submitted at the 2026 Annual Meeting. If any other matters properly come before the 2026 Annual Meeting, it is the intention of the persons named in the proxy card to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the proxy, whether through telephonic or Internet voting or, alternatively, by using a paper copy of the proxy card that has been requested.

It is important that your shares be represented at the 2026 Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the proxy card or, if so requested, by executing and returning, at your earliest convenience, the proxy card in the envelope that will have been provided.

THE BOARD OF DIRECTORS

Austin, Texas
October 19, 2026

Questions and Answers About the 2026 Annual Meeting and Procedural Matters

Q **Why am I receiving these proxy materials?**

A The Board has made available on the Internet or is providing to you in printed form these proxy materials. We do this in order to solicit voting proxies for use at Tesla's 2026 Annual Meeting to be held on December 3, 2026, at 3:00 p.m. Central Time, and at any adjournment or postponement thereof. If you are a shareholder of record and you submit your proxy to us, you direct certain of our officers to vote your shares of Tesla common stock in accordance with the voting instructions in your proxy. If you are a beneficial owner and you follow the voting instructions provided in the notice you receive from your broker, bank or other intermediary, you direct such organization to vote your shares in accordance with your instructions. These proxy materials are being made available or distributed to you on or about October 19, 2026. As a shareholder, you are invited to attend the 2026 Annual Meeting, and we request that you vote on the proposals described in this proxy statement as further discussed herein.

Q **Can I attend the 2026 Annual Meeting?**

A Tesla expects to accommodate a limited number of shareholders in person at the 2026 Annual Meeting due to capacity restrictions. To maximize fairness, Tesla will conduct a random drawing to determine shareholders' eligibility to attend in person. If you were a shareholder of record or a beneficial owner at the close of business on October 13, 2026 (the "Record Date"), you must register on our shareholder platform at www.tesla.com/teslaaccount/subscription-preferences to be eligible for the drawing. The drawing will be held strictly in accordance with the rules and terms described at www.tesla.com/2026shareholdermeeting, and we will be unable to make any exceptions.

In addition, you may attend the 2026 Annual Meeting virtually via the Internet at http://www.virtualshareholdermeeting.com/TSLA2026. The meeting will begin at 3:00 p.m. Central Time. If you choose to attend the 2026 Annual Meeting virtually via the Internet, we encourage you to access the meeting prior to the start time, leaving ample time for login.

Q **Where is the 2026 Annual Meeting?**

A The 2026 Annual Meeting will be held at Gigafactory Texas, located at 1 Tesla Road, Austin, Texas 78725, and virtually via the Internet at http://www.virtualshareholdermeeting.com/TSLA2026. Shareholders who are selected in the random drawing may request directions to the 2026 Annual Meeting in person by contacting our investor relations at ir@tesla.com.

Q **Will I be able to view the 2026 Annual Meeting via the Internet?**

A Yes. You may attend the 2026 Annual Meeting virtually via the Internet at http://www.virtualshareholdermeeting.com/TSLA2026. We will also webcast the 2026 Annual Meeting live via the Internet at www.tesla.com/2026shareholdermeeting.

Q Who is entitled to vote at the 2026 Annual Meeting?

A You may vote your shares of Tesla common stock if you owned your shares at the close of business on the Record Date. You may cast one vote for each share of common stock held by you as of the Record Date on all matters presented. *See* the questions entitled "**How can I vote my shares in person at the 2026 Annual Meeting?**", "**How can I vote my shares virtually at the 2026 Annual Meeting?**" and "**How can I vote my shares without attending the 2026 Annual Meeting?**" below for additional details.

As of the Record Date, we had 3,952,730,153 shares of common stock outstanding and entitled to vote at the 2026 Annual Meeting.

Q What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A You are the "shareholder of record" of any shares that are registered directly in your name with Tesla's transfer agent, Computershare Trust Company, N.A. **A minority of our shareholders are shareholders of record**. We have sent the Notice of Internet Availability directly to you if you are a shareholder of record. As a shareholder of record, you may grant your voting proxy directly to Tesla or to a third party or vote in person or virtually at the 2026 Annual Meeting as described more fully below.

You are the "beneficial owner" of any shares (which are considered to be held in "street name") that are held on your behalf by a brokerage account, or by a bank or another intermediary that is the shareholder of record for those shares. **The vast majority of our shareholders are beneficial owners**. If you are a beneficial owner, you did not receive a Notice of Internet Availability directly from Tesla, but your broker, bank or other intermediary forwarded you a notice together with voting instructions for directing that organization how to vote your shares. **You may also attend the 2026 Annual Meeting in person (if you are eligible per our random drawing to attend in person), but because a beneficial owner is not a shareholder of record, you may not vote in person at the 2026 Annual Meeting unless you obtain a "legal proxy" from the organization that holds your shares, giving you the right to vote such shares at the 2026 Annual Meeting.**

Q How can I vote my shares in person at the 2026 Annual Meeting?

A You may vote shares for which you are the shareholder of record in person (if you are eligible per our random drawing to attend in person) at the 2026 Annual Meeting. You may vote shares for which you are the beneficial owner in person (if you are eligible per our random drawing to attend in person) at the 2026 Annual Meeting only if you obtain a "legal proxy" from the broker, bank or other intermediary that holds your shares, giving you the right to vote such shares. Even if you plan to attend the 2026 Annual Meeting in person (if you are eligible per our random drawing to attend in person), we recommend that you also direct the voting of your shares as described below in the question entitled "**How can I vote my shares without attending the 2026 Annual Meeting?**" so that your vote will be counted even if you later decide not to attend the 2026 Annual Meeting.

Q How can I vote my shares virtually at the 2026 Annual Meeting?

A In order to join, submit questions and vote virtually via the Internet at the 2026 Annual Meeting, you will need a 16-digit secure "control number" unique to you, which you may obtain as follows.

- If you are a "shareholder of record" with shares registered directly in your name with our

transfer agent, Computershare Trust Company, N.A. (a minority of Tesla shareholders), you can find the control number on the Notice of Internet Availability or paper proxy card that was sent to you.

- If you are a beneficial owner of shares held in street name:
  - » The voting instruction form sent to you by your broker, bank or other intermediary should indicate whether the institution has a process for beneficial owners to provide voting instructions over the Internet or by telephone. If your brokerage firm, bank or other intermediary gives you this opportunity, the voting instructions from the brokerage firm, bank or other intermediary that accompany these proxy materials will tell you how to use the Internet or telephone to direct the vote of shares held in your account.
  - » If your voting instruction form does not include Internet or telephone information, please complete and return the voting instruction form in the self-addressed, postage-paid envelope provided by your broker, bank or other intermediary. Shareholders who vote by Internet or by telephone need not return a proxy card or voting instruction form by mail.

Even if you plan to attend the 2026 Annual Meeting virtually via the Internet, we recommend that you also direct the voting of your shares as described below in the question entitled "**How can I vote my shares without attending the 2026 Annual Meeting?**" so that your vote will be counted even if you later decide not to attend the 2026 Annual Meeting.

Q How can I vote my shares without attending the 2026 Annual Meeting?

A Whether you hold shares as a shareholder of record or a beneficial owner, you may direct how your shares are voted without attending the 2026 Annual Meeting by the following means:

By Internet — Shareholders of record with Internet access may submit proxies by following the voting instructions on the Notice of Internet Availability until 10:59 p.m. Central Time on December 2, 2026. If you are a beneficial owner of shares held in street name, please check the voting instructions in the notice provided by your broker, bank or other intermediary for Internet voting availability.

By telephone — Shareholders of record who live in the United States (or its territories) or Canada may request a paper proxy card from Tesla by following the procedures in the Notice of Internet Availability, and submit proxies by following the applicable "Vote by Phone" instructions on the proxy card. If you are a beneficial owner of shares held in street name, please check the voting instructions in the notice provided by your broker, bank or other intermediary for telephone voting availability.

By mail — Shareholders of record may request a paper proxy card from Tesla by following the procedures in the Notice of Internet Availability. If you elect to vote by mail, please complete, sign and date the proxy card where indicated and return it in the prepaid envelope included with the proxy card. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. If you are a beneficial owner of shares held in street name, you may vote by mail by completing, signing and dating the voting instructions in the notice provided by your broker, bank or other intermediary and mailing it in the accompanying pre-addressed envelope.

Q How many shares must be present or represented to conduct business at the 2026 Annual Meeting?

A The shareholders of record of a majority of the shares entitled to vote at the 2026 Annual Meeting must either (i) be present in person or virtually via the Internet at the 2026 Annual Meeting or (ii) have properly submitted a proxy in order to constitute a quorum at the 2026 Annual Meeting.

Under the Texas Business Organizations Code (the "TBOC"), all shares entitled to vote that are present or represented by proxy at our 2026 Annual Meeting are counted for the purposes of determining whether a quorum is present at the 2026 Annual Meeting, including abstentions and broker "non-votes." Please see the question entitled "**What is the effect of a broker "non-vote"?**" below for additional information on broker non-votes.

Q What proposals will be voted on at the 2026 Annual Meeting?

A The proposals scheduled to be voted on at the 2026 Annual Meeting are:

TESLA PROPOSALS

» A Tesla proposal to elect three Class I directors to serve for a term of three years, or until their respective successors are duly elected and qualified (Proposal One);

» A Tesla proposal for a non-binding advisory vote approving 2025 executive compensation (Proposal Two); and

» A Tesla proposal for the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal Three).

Q What is the voting requirement to approve each of the proposals?

A

Proposal	Vote Required	Broker Discretionary Voting Allowed
Tesla Proposals:		
Proposal One — Tesla proposal to elect three Class I directors to serve for a term of three years, or until their respective successors are duly elected and qualified	Majority of the shares present in person or represented by proxy and entitled to vote on the election of directors	No
Proposal Two — Tesla proposal for a non-binding advisory vote approving 2025 executive compensation	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No
Proposal Three — Tesla proposal for the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2026	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	Yes

Q What will happen if a proposal receives the required votes?

A Proposal One is a binding resolution for the election of Elon Musk, Robyn Denholm and JB Straubel. This means that each of Messrs. Musk and Straubel and Ms. Denholm will be elected if each receives the required votes.

Proposals Two and Three are advisory proposals. This means that the outcome of the votes on these proposals is not binding on the Company. However, the Board values the opinions of our shareholders and will consider our shareholders' feedback, including what, if any, actions may be appropriate in response to the outcome of these votes.

Q How will the shares subject to Tesla's voting agreement with Mr. Musk be voted at the 2026 Annual Meeting?

A The 423,743,904 shares of restricted common stock issued to Mr. Musk under the 2025 CEO Performance Award are issued and outstanding and entitled to vote. However, until a tranche becomes "Earned Shares," Mr. Musk cannot direct the vote of the shares in that tranche. Under the voting agreement between Tesla and Mr. Musk (the "Voting Agreement"), Tesla's Corporate Secretary holds an irrevocable proxy to vote all such "Unearned Shares" on each matter in the same proportions as all other shares present and entitled to vote on that matter, including shares otherwise owned by Mr. Musk.

The Corporate Secretary will determine the applicable proportions in good faith, including the treatment of abstentions, non-votes and broker non-votes.

Once a tranche becomes Earned Shares, Mr. Musk may direct the vote of the shares in that tranche. As of the date of this proxy statement, none of the 12 tranches had become Earned Shares, and all 423,743,904 shares remained subject to the Voting Agreement. See "Executive Compensation for Fiscal Year 2025 — Compensation Discussion and Analysis — Chief Executive Officer Compensation — Equity Compensation — 2025 CEO Performance Award" for additional information.

Q How are votes counted?

A All shares entitled to vote and that are voted in person at the 2026 Annual Meeting will be counted, and all shares represented by properly executed and unrevoked proxies received prior to the 2026 Annual Meeting will be voted at the 2026 Annual Meeting as indicated in such proxies. Please see the question entitled "**What is the voting requirement to approve each of the proposals?**" above for additional information on the voting requirements for each proposal. You may vote "**FOR**," "**AGAINST**" or "**ABSTAIN**" on each of the nominees for election as director (Proposal One), and on each of Proposals Two and Three.

Abstentions with respect to any director nominee (Proposal One) or any of Proposals Two and Three will have the same effect as a vote against such nominee or Proposal. Consequently, each director nominee will be elected, and each of Proposals Two and Three will be approved or ratified, as applicable, only if the number of shares voted "**FOR**" such nominee or Proposal exceeds the total number of shares voted "**AGAINST**" or to "**ABSTAIN**" with respect to such nominee or Proposal.

Q What is the effect if I do not cast a vote or if I submit a proxy but do not specify how my shares are to be voted?

A If you are a shareholder of record and you do not vote by proxy card, by telephone or via the Internet before the 2026 Annual Meeting, or in person (if you are eligible per our random drawing to attend in person) or virtually via the Internet at the 2026 Annual Meeting, your shares will not be voted at the 2026 Annual Meeting. If you submit a proxy, but you do not provide voting instructions, your shares will be voted in accordance with the recommendation of the Board.

If you are a beneficial owner and you do not provide the organization that is the shareholder of record for your shares with voting instructions, the organization will determine if it has the discretionary authority to vote on the particular matter. Under applicable regulations, brokers, banks and other intermediaries have the discretion to vote on routine matters, such as Proposal Three, but do not have discretion to vote on non-routine matters such as Proposals One and Two. Therefore, if you do not provide voting instructions to that organization, it may vote your shares only on Proposal Three and any other routine matters properly presented for a vote at the 2026 Annual Meeting.

Q What is the effect of a broker "non-vote"?

A An organization that holds shares of Tesla's common stock for a beneficial owner will have the discretion to vote on routine proposals if it has not received voting instructions from the beneficial owner at least ten days prior to the 2026 Annual Meeting. A broker "non-vote" occurs when a broker, bank or other intermediary that is otherwise counted as present or represented by proxy does not receive voting instructions from the beneficial owner and does not have the discretion to vote the shares. A broker "non-vote" will be counted for purposes of calculating whether a quorum is present at the 2026 Annual Meeting. However, broker "non-votes" will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular nominee or proposal as to which that broker "non-vote" occurs. Thus, a broker "non-vote" will not impact our ability to obtain a quorum for the 2026 Annual Meeting and will not otherwise affect the approval of Proposals One and Two.

As described above, broker non-votes are not expected to occur in connection with Proposal Three.

Q How does the Board recommend that I vote?

A The Board recommends that you vote your shares:

» "**FOR**" the Tesla proposal to elect three Class I directors to serve for a term of three years, or until their respective successors are duly elected and qualified (Proposal One);

» "**FOR**" the Tesla proposal for a non-binding advisory vote approving 2025 executive compensation (Proposal Two); and

» "**FOR**" the Tesla proposal for the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal Three).

Q What happens if additional matters are presented at the 2026 Annual Meeting?

A If any other matters are properly presented for consideration at the 2026 Annual Meeting, including, among other things, consideration of a motion to adjourn the 2026 Annual Meeting to another time or place, the persons named as proxy holders, Vaibhav Taneja and Brandon Ehrhart, or either of them, will have discretion to vote the proxies held by them on those matters in accordance with their best judgment. Tesla does not currently anticipate that any other matters will be raised at the 2026 Annual Meeting.

Q Can I change my vote?

A You retain the power to change or revoke your proxy at any time before it is voted at the 2026 Annual Meeting. If you are a shareholder of record, you may change your vote (i) by submitting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the voting methods described above in the question entitled "**How can I vote my shares without attending the 2026 Annual Meeting?**," (ii) by providing a written notice of revocation to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, with a copy sent by e-mail to shareholdermail@tesla.com, prior to your shares being voted, or (iii) by attending the 2026 Annual Meeting and voting in person (if you are eligible per our random drawing to attend in person) or virtually via the Internet, which will supersede any proxy previously submitted by you. However, merely attending the meeting will not cause your previously granted proxy to be revoked unless you specifically request it.

If you are a beneficial owner of shares held in street name, you may generally change your

vote by (i) submitting new voting instructions to your broker, bank or other intermediary or (ii) if you have obtained a "legal proxy" from the organization that holds your shares giving you the right to vote your shares, by attending the 2026 Annual Meeting and voting in person (if you are eligible per our random drawing to attend in person) or virtually via the Internet. However, please consult that organization for any specific rules it may have regarding your ability to change your voting instructions.

Q **What should I do if I receive more than one Notice of Internet Availability, notice from my broker, bank or other intermediary, or set of proxy materials?**

A You may receive more than one Notice of Internet Availability, notice from your broker, bank or other intermediary, or set of proxy materials, including multiple copies of proxy cards or voting instruction cards. For example, if you are a beneficial owner with shares in more than one brokerage account, you may receive a separate notice or voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability or proxy card. Please complete, sign, date and return each Tesla proxy card or voting instruction card that you receive, and/or follow the voting instructions on each Notice of Internet Availability or other notice you receive, to ensure that all your shares are voted.

Q **Is my vote confidential?**

A Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Tesla or to third parties, except: (i) as necessary for applicable legal requirements, (ii) to allow for the tabulation and certification of the votes and (iii) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to Tesla management.

Q **Who will serve as inspector of election?**

A The inspector of election will be The Carideo Group, an independent corporate election inspection service.

Q **Where can I find the voting results of the 2026 Annual Meeting?**

A We will publish final voting results in our Current Report on Form 8-K, which will be filed with the SEC and made available on its website at www.sec.gov within four (4) business days of the 2026 Annual Meeting.

Q **Who will bear the cost of soliciting votes for the 2026 Annual Meeting?**

A Tesla's Board is soliciting your vote for matters being submitted for shareholder approval at the 2026 Annual Meeting. Tesla will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners for their reasonable expenses in forwarding solicitation material to those beneficial owners. Our directors, officers and employees may also solicit proxies in person, telephonically, electronically or by other means. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses incurred in doing so.

We have retained Innisfree M&A Incorporated ("Innisfree"), 500 Fifth Avenue, 21st Floor, New York, NY 10110, to aid in the solicitation. Pursuant to Tesla's agreement with Innisfree,

Innisfree will, among other things, provide advice regarding proxy solicitation issues and solicit proxies from Tesla's shareholders on Tesla's behalf in connection with the 2026 Annual Meeting. For these and related advisory services, we will pay Innisfree a base fee of approximately $100,000 and a success fee in the event shareholders vote to approve Tesla's proposals, in an amount determined by Tesla in its sole discretion, as well as reimburse them for certain out-of-pocket disbursements and expenses. The actual amount finally spent could be higher or lower depending on changing facts and circumstances in connection with this solicitation.

Q **What is the Voluntary Retail Voting Program?**

A We have adopted a "Voluntary Retail Voting Program" to enhance retail shareholder participation and facilitate voting at shareholder meetings.

After you have cast your votes for this 2026 Annual Meeting through most electronic voting platforms (e.g., ProxyVote.com and Say by Robinhood), you will be given the opportunity to enroll in the Voluntary Retail Voting Program for future meetings. If you enroll, you will be giving Tesla a standing instruction to vote your shares at future meetings (not the 2026 Annual Meeting). You will continue to receive proxy materials for all future meetings and will still have the opportunity to vote at any future meeting. However, if you do not choose to vote at a future meeting, your shares will still be represented and will be voted in accordance with your standing instructions.

The Voluntary Retail Voting Program is a practical tool to empower retail voice and is available at no fee. This is all explained in more detail in the following paragraphs.

How does it work? — If you choose to enroll in the Voluntary Retail Voting Program, you are providing a standing instruction to Tesla to vote your eligible shares at all future meetings. As a result, your shares will be voted without any further action or steps by you until you opt out.

If I choose to enroll, what are my standing instruction choices? — You will have two choices. The first is to have your shares voted with the recommendations of Tesla's Board of Directors on all matters. The second is to have your shares voted with the recommendations of Tesla's Board of Directors on all matters except any contested director election or any acquisition, merger or divestiture transaction that, under applicable state law or stock exchange rules, requires approval of Tesla's shareholders (each, a "Special Matter"). You also will have the choice to opt out of the Voluntary Retail Voting Program. If you enroll, you will remain in the Voluntary Retail Voting Program until you opt-out.

Will I still be able to vote at future meetings? — Yes. Whether or not you enroll, you will continue to receive all proxy materials filed and distributed to shareholders for each shareholder meeting, free of charge, which will outline all proposals and the recommendations of Tesla's Board of Directors. You can then decide to vote using those proxy materials, which will override your standing instruction. The most recent vote you submit before the closing of polls will take precedence.

How can I change or cancel my standing instruction? — You will receive a reminder at least once a year that you have enrolled in the program. This reminder will inform you of the standing instruction you have selected and remind you of your ability to (1) override the standing instruction for any vote by voting using the proxy materials and (2) change or cancel your standing instruction, at any time and at no cost, for future meetings. You can opt out of the program at any time and at no cost by following the instructions in the reminder, which will cancel the standing instruction for future meetings.

If you choose to have your standing instruction apply to all matters, you also will receive a reminder before any meeting that involves a Special Matter. The reminders you receive about the program will include instructions on how to change your standing instruction or opt out for future meetings. For more information, see our website at https://ir.tesla.com/voluntary-retail-voting-program.

Will standing instructions apply for this meeting? — No. If you choose to enroll, your standing instruction will only apply for future meetings, which is any shareholder meeting (including any adjourned or postponed meeting) for which a definitive proxy statement has not yet been filed with the SEC. **Therefore, it is important that you still vote your shares at this meeting: please cast your votes for the 2026 Annual Meeting in a timely manner by following the voting instructions in the proxy materials.**

Q What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?

A You may submit proposals, including recommendations of director candidates, for consideration at any future shareholder meetings, to the extent consistent with applicable law and our governance documents.

Proposals for inclusion in Tesla's proxy materials pursuant to Rule 14a-8 — Shareholders may submit proper proposals for inclusion in Tesla's proxy statement and for consideration at the next annual meeting of shareholders by submitting their proposals in writing in a timely manner to:

Tesla, Inc.
1 Tesla Road
Austin, Texas 78725
Attention: Legal Department — Shareholder Mail

with a copy sent by e-mail to shareholdermail@tesla.com.

Any correspondence that is not addressed precisely in accordance with the foregoing, including any correspondence directed to a specific individual, may not be received timely or at all, and we strongly recommend that you also send such correspondence by e-mail and verify that you receive a confirmation of receipt from Tesla.

In order to be proper and included in the proxy statement for an Annual Meeting of Shareholders in 2027 (a "2027 Annual Meeting"), shareholder proposals must be entitled to be included under Rule 14a-8 of the Exchange Act, as and to the extent such rule may be in effect at the applicable time with respect to such meeting. Pursuant to Rule 14a-8 as currently in effect, such a proposal would need to be received in accordance with the above instructions no later than June 21, 2027, provided that if the date of a 2027 Annual Meeting is more than 30 days from the one-year anniversary of the 2026 Annual Meeting, the deadline will instead be a reasonable time before we begin to print and send our proxy materials for a 2027 Annual Meeting.

Nominees for inclusion in Tesla's proxy materials pursuant to proxy access — Our bylaws also provide for a right of proxy access for annual meetings of shareholders. This enables shareholders, under specified conditions, to include their nominees for election as directors in our proxy statement. Under our bylaws, a shareholder (or group of up to 20 shareholders) who has continuously owned at least 3% of the outstanding shares of our common stock for at least three consecutive years and has complied with the other requirements in our bylaws may nominate up to 20% of the Board and have such nominee(s) included in our proxy statement. To be timely, notice of nominees should be delivered to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, with a copy sent by e-mail to shareholdermail@tesla.com, not less than 120 days nor more than 150 days prior to the one-year anniversary of the date on which Tesla distributed its proxy materials to shareholders for the previous year's annual meeting of shareholders. As a result, notice of nominees for a 2027 Annual Meeting must be delivered to the address above not later than June 21, 2027 and not earlier than May 22, 2027.

Proposals and nominees to be brought at an annual meeting pursuant to our bylaws — In addition, you can find in Tesla's bylaws an advance notice procedure for shareholders who wish to present certain matters, including nominations for the election of directors, at an annual meeting of shareholders without inclusion in Tesla's proxy materials.

In general, Tesla's bylaws provide that the Board will determine the business to be conducted at an annual meeting, including nominations for the election of directors, as specified in the Board's notice of meeting or as properly brought at the meeting by the Board. However, a shareholder may also present at an annual meeting any business, including nominations for the election of directors, specified in a written notice properly delivered within the Notice Period (as defined below), if the shareholder is a shareholder of record at the time of the notice and the record date for the meeting. Such notice should be delivered to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department—Shareholder Mail, with a copy sent by e-mail to shareholdermail@tesla.com. The notice must contain specified information about the proposed business or nominees and about the shareholder giving notice. If a shareholder who has delivered such a notice does not appear to present his or her proposal at the meeting, Tesla will not be required to present the proposal for a vote.

The "Notice Period" is the period not less than 45 days nor more than 75 days prior to the one-year anniversary of the date on which Tesla first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) to shareholders for the previous year's annual meeting of shareholders. As a result, the Notice Period for a 2027 Annual Meeting will start on August 5, 2027 and end on September 4, 2027. However, if the date of a 2027 Annual Meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the 2026 Annual Meeting, the Notice Period will instead start 120 days prior to a 2027 Annual Meeting and end on the later of (i) 90 days prior to such meeting or (ii) the 10th day following our first public announcement of the date of a 2027 Annual Meeting.

In addition to and without limiting or superseding the requirements under Tesla's bylaws, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act no later than October 4, 2027, unless the date of a 2027 Annual Meeting has changed by more than 30 days from the previous year, in which case the notice must be provided by the later of 60 calendar days prior to the date of a 2027 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of a 2027 Annual Meeting is first made.

This is only a summary of the proxy access and advance notice procedures. Please see our bylaws for details on requirements that must be met. You can obtain a copy of our bylaws by writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department—Shareholder Mail, or to shareholdermail@tesla.com via e-mail, or by accessing Tesla's filings on the SEC's website at www.sec.gov.

All notices of proposals or director nominees by shareholders, whether or not requested for inclusion in Tesla's proxy materials, must be addressed precisely as prescribed in this section to be received timely or at all. We strongly recommend that you also send such correspondence by e-mail and verify that you receive a confirmation of receipt from Tesla.

Q How may I obtain a separate copy of the Notice of Internet Availability or the proxy materials?

A If you are a shareholder of record and share an address with another shareholder of record, each shareholder at your address may not by default receive their own separate copy of the Notice of Internet Availability, annual report or proxy materials. Shareholders may request to receive separate or additional copies of the Notice of Internet Availability, annual report or proxy materials by writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Investor Relations, or to ir@tesla.com or Tesla, Inc., c/o Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling Broadridge at 1-866-540-7095. Upon such written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability and, if applicable, our annual report or proxy materials, to any shareholder at a shared address to which we delivered a single copy of any of these materials. Shareholders who share an address and receive multiple copies of the Notice of Internet Availability or proxy materials can also request to receive a single copy by following the instructions above.

Q Who can help answer my questions?

A Please write to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Investor Relations, or to ir@tesla.com via e-mail.

If you have any questions or require assistance with voting your shares, you may also contact our proxy solicitor:

INNISFREE M&A INCORPORATED
500 Fifth Avenue, 21st Floor,
New York, New York 10110

Shareholders, please call toll-free:	+1 (877) 717-3936 (U.S. and Canada)
	+1 (412) 232-3651 (all other countries)
Banks and brokerage firms may call:	+1 (212) 750-5833 (collect)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 001-34756

Tesla, Inc.

(Exact name of registrant as specified in its charter)

Texas	**91-2197729**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1 Tesla Road Austin, Texas	**78725**
(Address of principal executive offices)	**(Zip Code)**

(512) 516-8177

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	TSLA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant, as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $892.93 billion (based on the closing price for shares of the registrant's Common Stock as reported by the NASDAQ Global Select Market on June 30, 2025). Shares of Common Stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 23, 2026, there were 3,752,431,984 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

TESLA, INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025

INDEX

Forward-Looking Statements

The discussions in this Annual Report on Form 10-K contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future and management's current expectations, involve certain risks and uncertainties and are not guarantees. These forward-looking statements include, but are not limited to, statements concerning supply chain constraints, our strategy, competition, future operations and production capacity, future financial position, future revenues, projected costs, profitability, expected cost reductions, capital adequacy, expectations regarding demand and acceptance for our technologies, growth opportunities and trends in the markets in which we operate, prospects and plans and objectives of management. The words "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would," "predicts" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Future results may differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" of the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and that are otherwise described or updated from time to time in our other filings with the Securities and Exchange Commission (the "SEC"). The discussion of such risks is not an indication that any such risks have occurred at the time of this filing. We do not assume any obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

Overview

We are focused on bringing artificial intelligence ("AI") into the real world, through products and services like Full Self-Driving ("FSD") (Supervised) and Robotaxi, as well as working to develop and commercialize AI robots ("Bots") (including Optimus). We intend to leverage our current operations, in which we design, develop, manufacture, sell and lease high-performance fully electric vehicles and energy generation and storage systems that increasingly deliver AI-related and enhanced software and services to our customers, to achieve that objective. We generally sell our products directly to customers, and continue to grow our global retail, service and charging footprint to accelerate the widespread adoption of our products. We emphasize performance, attractive styling and the safety of our users and workforce in the design and manufacture of our products and are continuing to develop full self-driving technology for improved safety. We also strive to lower the cost of ownership for our customers through continuous efforts to reduce manufacturing costs and by offering financial and other services tailored to our products.

Our mission is building a world of amazing abundance. We believe that this mission, along with our engineering expertise, advancements in real-world AI, vertically integrated business model, and focus on user experience differentiate us from other companies.

Segment Information

We operate as two reportable segments: (i) automotive and (ii) energy generation and storage.

The automotive segment includes the design, development, manufacturing, sales and leasing of high-performance fully electric vehicles as well as sales of automotive regulatory credits. Additionally, the automotive segment also includes services and other, which includes sales of used vehicles, non-warranty maintenance services and collision, paid Supercharging sessions, automotive insurance business revenue, part sales and retail merchandise sales. The energy generation and storage segment includes sales, leasing, and financing of energy generation and storage products, services related to such products and sales of energy generation incentives.

Our Products and Services

Automotive

We currently manufacture five different consumer vehicles – the Model 3, Y, S, X and Cybertruck. Model 3 is a four-door mid-size sedan that we designed for manufacturability with a base price for mass-market appeal. Model Y is a compact sport utility vehicle ("SUV") built on the Model 3 platform with seating for up to seven adults. Model S is a four-door full-size sedan and Model X is a mid-size SUV with seating for up to seven adults. Model S and Model X feature the highest performance characteristics and longest ranges that we offer in a sedan and SUV, respectively. The Cybertruck is a full-size electric pickup truck with a stainless steel exterior that has the utility and strength of a truck while featuring the speed of a sports car. In 2022, we also began early production and deliveries of a commercial electric vehicle, the Tesla Semi.

We have planned electric vehicles to address additional vehicle markets, and will continue leveraging developments in our proprietary Full Self-Driving ("FSD") (Supervised) features, battery cell and other technologies. For purposes of this filing, use of the term "FSD (Supervised)" includes the equivalent naming convention, "FSD (Capability)" that is used in the European, Middle East and Asia-Pacific regions. In June 2025, we launched our Robotaxi service, an autonomous ride-hailing platform that harnesses our technology and vehicles. We expect this service will open access to an expanded customer base as modes of transportation evolve, and, along with products such as FSD (Supervised) subscriptions, unlock the potential to advance a service-driven business model based on AI, software and fleet-based profits. Our Robotaxi business currently operates with Model Y vehicles but, in time, will include Cybercab, our purpose-built autonomous vehicle.

Energy Generation and Storage

Energy Storage Products

Powerwall and Megapack are our lithium-ion battery energy storage products. Powerwall, which we sell and lease to customers, as well as through channel partners, is designed to store energy at homes or small commercial facilities. Megapack is an energy storage solution for commercial, industrial, utility and energy generation customers, multiple of which may be grouped together to form larger installations of gigawatt hours ("GWh") or greater capacity. As AI infrastructure drives rapid load growth, Megapack helps to, among other things, increase utilization of existing generation and transmission capacity, resulting in a more efficient use of the electric grid.

We also continue to develop software capabilities for remotely controlling and dispatching our energy storage systems across a wide range of markets and applications, including through our real-time energy control and optimization platforms for Megapack batteries (Autobidder) and distributed energy resources like Powerwall (Powerhub).

Energy Generation Offerings

We sell energy generation systems directly to customers and also through channel partners. We design and manufacture certain components for our energy generation products, including solar panels and Solar Roof, which combines premium glass roof tiles with energy generation. We also purchase many components for our energy generation systems from various third-party manufacturers to provide for competitive pricing and adequate supply.

Technology

Automotive

Self-Driving Development and Artificial Intelligence

We use AI to develop real-world applications, such as autonomous driving solutions and robots. We utilize vision-based technologies, systems and software to train our artificial neural networks, which are accelerated by our own in-house, custom designed inference chips. We are also applying our artificial intelligence learnings from self-driving technology to Bots, such as Optimus, a general purpose, autonomous humanoid robot in development.

Currently, we offer in our customer vehicles certain advanced driver assistance systems. Although at present, same as in the past, the driver is responsible for remaining fully engaged in the driving operation, these systems provide safety and convenience functionality that may relieve drivers of many tedious and potentially dangerous aspects of road travel much like the system that airplane pilots use, when conditions permit. As with other vehicle systems, we improve these functions in our customer vehicles through over-the-air software updates. Every Tesla vehicle delivered today is designed for autonomy, and we believe our capabilities and advancements in AI differentiate us from our competitors.

Vehicle Control and Infotainment Software

The performance and safety systems of our vehicles and their battery packs utilize sophisticated control software. Control systems in our vehicles optimize performance, customize vehicle behavior, manage charging and control all infotainment functions. We develop almost all of this software, including most of the user interfaces, internally and update our vehicles' software regularly through over-the-air updates, and work to actively improve our software security with every release.

Battery and Powertrain

Our core vehicle technology competencies include powertrain engineering and manufacturing and our ability to design vehicles that utilize the unique advantages of an electric powertrain. We have designed our proprietary powertrain systems to be adaptable, efficient, reliable and cost-effective while withstanding the rigors of an automotive environment. We offer dual motor powertrain vehicles, which use two electric motors to maximize traction and performance in an all-wheel drive configuration, as well as vehicle powertrain technology featuring three electric motors for further increased performance in certain versions of Model S and Model X, Cybertruck and the Tesla Semi.

We maintain extensive testing and R&D capabilities for battery cells, packs and systems, and have built an expansive body of knowledge on lithium-ion cell chemistry types and performance characteristics. In order to enable a greater supply of cells for our products with higher energy density at lower costs, we have developed a new proprietary lithium-ion battery cell and improved manufacturing processes.

Energy Generation and Storage

Energy Storage Products

We leverage many of the component-level technologies from our vehicles in our energy storage products. By taking a modular approach to the design of battery systems, we can optimize manufacturing capacity of our energy storage products. Additionally, our expertise in power electronics enables our battery systems to interconnect with electricity grids while providing fast-acting systems for power injection and absorption. We have also developed software to remotely control and dispatch our energy storage systems. Further leveraging our capabilities in AI, every Tesla energy storage product is capable of being enhanced through firmware updates and optimized by our software platforms, particularly Powerhub (for distributed energy resources, including Powerwall-enabled virtual power plants) and Autobidder (for Megapack batteries).

Energy Generation Systems

We began manufacturing a new residential retrofit solar panel in 2025, and began initial customer deliveries in January 2026. We continue to manufacture Solar Roof, which has been engineered over numerous iterations to combine aesthetic appeal and durability with power generation. The efficiency of our energy generation products is aided by our own solar inverter, which incorporates our power electronics technologies. We designed both products to integrate with Powerwall.

Infrastructure

To support our businesses in clean energy and transport and autonomous robots, we are investing in and developing the necessary supporting infrastructure. This includes additional compute hardware to better enable the massive amounts of field data captured by our vehicles to continually train and improve these artificial neural networks for real-world performance. In 2025, we further expanded Cortex, our training cluster at Gigafactory Texas, and announced a new collaboration with Samsung to manufacture advanced semiconductors for AI inference and training in the U.S. We are currently building Cortex 2 at Gigafactory Texas to further increase our AI training compute capacity.

In 2026, we will be ramping six new production lines across vehicle, Bots, energy storage and battery manufacturing, while further leveraging our existing factory, charging and service center footprints to support future growth. We are also focused on exploring additional opportunities independently and with strategic partners to develop bespoke and scalable solutions, including through vertical integration, to optimize for cost, functionality, efficiency and safety.

Design and Engineering

Automotive

We have established significant in-house capabilities in the design and test engineering of electric vehicles and their components and systems. Our team has significant experience in computer-aided design as well as durability, strength and crash test simulations, which reduces the product development time of new models. We have also achieved complex engineering feats in stamping, casting and thermal systems, and developed a method to integrate batteries directly with vehicle body structures without separate battery packs to optimize manufacturability, weight, range and cost characteristics.

We are focused on maximum capacity utilization at our factories, while taking action to localize our vehicle designs and production for particular markets, including country-specific market demands and factory optimizations for local workforces. As we increase our capabilities, particularly in the areas of automation, die-making and line-building, we are also making strides in the simulations modeling these capabilities prior to construction.

Energy Generation and Storage

Our expertise in electrical, mechanical, civil and software engineering allows us to design, engineer, manufacture and install energy generating and storage products and components, including at the residential through utility scale. For example, the integrated design of our Megapack products are intended to significantly reduce the amount of assembly required in the field. We also customize solutions including our energy storage products, energy generation systems and/or Solar Roof for customers to meet their specific needs.

Sales and Marketing

Historically, we have been able to achieve sales without relying on traditional advertising and at relatively low marketing costs. We continue to monitor our public narrative and brand, and tailor our marketing efforts accordingly, including through investments in customer education and advertising as necessary.

Automotive

Direct Sales

Our vehicle sales channels currently include our website and a global network of company-owned stores. In some jurisdictions, we also have galleries to educate and inform customers about our products, but such locations do not transact in the sale of vehicles. We believe this infrastructure enables us to better control costs of inventory, manage warranty service and pricing, educate consumers about electric vehicles, make our vehicles more affordable, maintain and strengthen the Tesla brand and obtain rapid customer feedback.

We reevaluate our sales strategy both globally and at a location-by-location level from time to time to optimize our sales channels. However, sales of vehicles in the automobile industry tend to be cyclical in many markets, which may expose us to volatility from time to time.

Used Vehicle Sales

Our used vehicle business supports new vehicle sales by integrating the trade-in of a customer's existing Tesla or non-Tesla vehicle with the sale of a new Tesla vehicle. The Tesla and non-Tesla vehicles we acquire as trade-ins, along with vehicles returned upon lease-end are subsequently remarketed, either directly by us or through third parties.

Public Charging

We have a growing global network of Tesla Superchargers, which are our industrial-grade, high-speed vehicle chargers. Where possible, we co-locate Superchargers with our solar and energy storage systems to reduce costs and promote renewable power. Supercharger stations are typically placed along well-traveled routes and in and around dense city centers to allow vehicle owners the ability to enjoy quick, reliable charging along an extensive network with convenient stops. Use of the Supercharger network either requires payment of a fee or is free under certain sales programs. We offer Supercharger access to non-Tesla vehicles in support of our mission, with all major automakers announcing their adoption of the North American Charging Standard (NACS) in certain markets. We continue to monitor and increase our network of Tesla Superchargers in anticipation of future demand, including with respect to our Robotaxi services.

We also work with a wide variety of hospitality, retail and public destinations, as well as businesses with commuting employees, to offer additional charging options for our customers, as well as single-family homeowners and multi-family residential entities, to deploy home charging solutions. To accelerate dependable charging ubiquity, Superchargers are also available through our Supercharger for Business program, where third parties can purchase and install Superchargers and set the charging price, while Tesla remains responsible for software updates, network operations, maintenance and driver support. In 2025, we opened the first Tesla Diner in California, which offers Supercharging as well as Tesla themed food and merchandise.

In-App Upgrades

As our vehicles are capable of being updated remotely over-the-air, our customers may purchase additional paid options and features through the Tesla app or through the in-vehicle user interface, which also allows us to offer certain options and features on a subscription basis.

Energy Generation and Storage

We market and sell our solar and energy storage products to residential, commercial and industrial customers and utilities through a variety of channels, including through our website, stores and galleries, as well as through our network of channel partners, and in the case of some commercial customers, through PPA transactions. We emphasize simplicity, standardization and accessibility to make it easy and cost-effective for customers to adopt clean energy, while reducing our customer acquisition costs.

Service and Warranty

Automotive

Service

We provide service for our electric vehicles at our company-owned service locations and through Tesla Mobile Service technicians who perform work remotely at customers' homes or other locations. Servicing the vehicles ourselves allows us to identify problems and implement solutions and improvements faster than traditional automobile manufacturers and their dealer networks. The connectivity of our vehicles also allows us to diagnose and remedy many problems remotely and proactively.

Vehicle Limited Warranties and Extended Service Plans

We provide a manufacturer's limited warranty on all new and used Tesla vehicles we sell directly to consumers, which may include limited warranties on certain components, specific types of damage or battery capacity retention. We also currently offer optional extended service plans that provide coverage after the new vehicle limited warranties end for certain models in specified regions.

Energy Generation and Storage

We provide service and repairs to our energy product customers, including under warranty where applicable. We generally provide manufacturer's limited warranties with our energy storage products and offer certain extended limited warranties that are available at the time of purchase of the system. If we install a system, we also provide certain limited warranties on our installation workmanship.

For retrofit energy generation systems, we provide separate limited warranties for workmanship and against roof leaks, and for Solar Roof, we also provide limited warranties for defects and weatherization. For components not manufactured by us, we generally pass-through the applicable manufacturers' warranties.

As part of our energy generation system and energy storage contracts, we may provide the customer with either certain availability or performance guarantees that commit that the underlying system will meet or exceed certain availability or minimum energy generation or performance requirements specified in the contract.

Financial Services

Automotive

Purchase Financing and Leases

We offer leasing and/or loan financing arrangements for our vehicles in certain jurisdictions in North America, Europe and/or Asia ourselves and through various financial institutions. Under certain of such programs, we have provided resale value guarantees or buyback guarantees that may obligate us to cover a resale loss up to a certain limit or repurchase the subject vehicles at pre-determined values.

Insurance

In 2021, we launched our insurance product using real-time driving behavior in select states, which offers rates that are often better than other alternatives and promotes safer driving. Our insurance products are currently available in 13 states and we plan to expand the markets in which we offer insurance products, as part of our ongoing effort to decrease the total cost of ownership for our customers.

Energy Generation and Storage

We offer certain financing options to our residential customers, including a new lease product that was launched in the fourth quarter of 2025, which enable choices to our customers to purchase and own or lease energy systems comprised of solar and/or Powerwall batteries. Our solar PPAs, offered primarily to commercial customers, charge a fee per kilowatt-hour based on the amount of electricity produced by our energy generation systems.

Manufacturing

We currently have manufacturing facilities in the U.S. in California, New York, Texas and Nevada. At these facilities, we manufacture and assemble, among other things, vehicles, certain vehicle parts and components, such as our battery packs and battery cells, energy storage components and systems and solar products and components.

Internationally, we also have manufacturing facilities in China and Germany, which allows us to increase the affordability of our vehicles for customers in local markets by reducing transportation and manufacturing costs and limiting the impact of unfavorable tariffs. Generally, we continue to expand production capacity at our existing facilities, and strive to increase cost-competitiveness in our significant markets by strategically adding local manufacturing, including through partnerships with suppliers.

Supply Chain

Our products use parts sourced from thousands of suppliers globally. We have developed close relationships with key partners that supply battery cells, electronics and complex vehicle assemblies. Certain components purchased from these suppliers are shared or are similar across many product lines, allowing us to take advantage of pricing efficiencies through economies of scale.

As is the case for some OEM companies, some of our procured components and systems are sourced from single suppliers. Where multiple sources are available for certain key components, we work to qualify multiple suppliers for them where it is sensible to do so in order to minimize potential production risks due to disruptions in their supply. We also mitigate risk by maintaining safety stock for key parts and assemblies and die banks for components with lengthy procurement lead times.

Our products use various raw materials including aluminum, steel, lithium, nickel and copper. Pricing for these materials is governed by market conditions and may fluctuate due to various factors outside of our control, such as supply and demand and market speculation. We strive to execute long-term supply contracts for such materials at competitive pricing when feasible, and actively manage supply of raw materials to meet the needs of our operations. We continue to localize and de-risk our supply chains across regions, including through vertical integration where possible, such as our in-house lithium refinery in Texas, which began operations in January 2026.

Governmental Programs, Incentives and Regulations

Globally, the ownership of our products by our customers is impacted by various government credits, incentives, and policies. Our business and products are also subject to numerous governmental regulations that vary among jurisdictions.

The operation of our business is also impacted by various government programs, incentives, and other arrangements. See Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Programs and Incentives

Inflation Reduction Act Modified by the OBBBA

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law and is effective for taxable years beginning after December 31, 2022. The IRA included multiple incentives to promote clean energy, electric vehicles, battery and energy storage manufacture or purchase, including through providing tax credits to consumers. These IRA incentives were subsequently substantially curtailed by the One Big Beautiful Bill Act (the "OBBBA") enacted on July 4, 2025, which repeals individual consumer tax credits for electric vehicles and residential energy property, and imposes more stringent eligibility requirements, accelerated phase-outs, and termination of certain provisions, although some of the IRA incentives remain available under the revised requirements.

Automotive Regulatory Credits

We earn tradable credits in the operation of our automotive business under various regulations. We sell these credits globally to other regulated entities who can use the credits to comply with emission standards and other regulatory requirements. Sales of these credits are recognized within automotive regulatory credits revenue in our consolidated statements of operations included elsewhere in this Annual Report on Form 10-K. Governmental and regulatory actions, such as the OBBBA, have restricted certain regulatory credit programs tied to our products.

Energy Storage System Incentives and Policies

While the regulatory regime for energy storage projects is still under development, there are various policies, incentives and financial mechanisms at the federal, state and local levels that support the adoption of energy storage.

For example, energy storage systems may be eligible for the U.S. federal tax credits described below. The Federal Energy Regulatory Commission ("FERC") has also taken steps to enable the participation of energy storage in wholesale energy markets. In addition, California and a number of other states have adopted procurement targets for energy storage, and behind-the-meter energy storage systems qualify for funding under the California Self Generation Incentive Program. Our customers primarily benefit directly under these programs. In certain instances our customers may transfer such credits to us as contract consideration. In such transactions, they are included as a component of energy generation and storage revenues in our consolidated statements of operations included elsewhere in this Annual Report on Form 10-K.

Pursuant to the IRA, as modified by the OBBBA, under Sections 48, 48E and 25D of the Internal Revenue Code ("IRC"), standalone energy storage technology is eligible for a tax credit between 6% and 50% of qualified expenditures, regardless of the source of energy, which may be claimed by our customers for storage systems they purchase or by us for arrangements where we own the systems. Residential credits expired on December 31, 2025, and commercial credits are currently scheduled to phase out in 2034 or later.

Energy Generation System Incentives and Policies

U.S. federal, state and local governments have established various policies, incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives include tax credits, cash grants, tax abatements and rebates.

In particular, pursuant to the IRA, as modified by the OBBBA, Sections 48, 48E and 25D of the IRC provides a tax credit between 6% and 70% of qualified commercial or residential expenditures for solar energy generation systems, which may be claimed by our customers for systems they purchase, or by us for arrangements where we own the systems for properties that meet statutory requirements. Residential credits expired on December 31, 2025. Commercial credits are currently scheduled to expire for solar facilities placed in service after December 31, 2027, subject to the exceptions of projects beginning construction on or before July 4, 2026.

Regulations

Vehicle Safety and Testing

In the U.S., our vehicles are subject to regulation by the National Highway Traffic Safety Administration ("NHTSA"), including all applicable Federal Motor Vehicle Safety Standards ("FMVSS") and the NHTSA bumper standard. Numerous FMVSS apply to our vehicles, such as crash-worthiness and occupant protection requirements. Our current vehicles fully comply and we expect that our vehicles in the future will fully comply with all applicable FMVSS with limited or no exemptions; however, FMVSS are subject to change from time to time. As a manufacturer, we must self-certify that our vehicles meet all applicable FMVSS and the NHTSA bumper standard, or otherwise are exempt, before the vehicles may be imported or sold in the U.S.

We are also required to comply with other federal laws administered by NHTSA, including the Corporate Average Fuel Economy standards, Theft Prevention Act requirements, labeling requirements and other information provided to customers in writing, Early Warning Reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, a Standing General Order requiring reports regarding certain crashes involving vehicles equipped with advanced driver assistance systems, and additional requirements for cooperating with compliance, defect and safety investigations and recall reporting. The U.S. Automobile Information and Disclosure Act also requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer's suggested retail price, optional equipment and pricing. In addition, federal law requires inclusion of fuel economy ratings, as determined by the U.S. Department of Transportation and the Environmental Protection Agency (the "EPA"), and New Car Assessment Program ratings as determined by NHTSA, if available.

Our vehicles sold outside of the U.S. are subject to similar foreign compliance, safety, environmental and other regulations. Many of those regulations are different from those applicable in the U.S. and may require redesign and/or retesting. Some of those regulations impact or prevent the rollout of new vehicle features.

Regulation of Autonomous Vehicles and Autonomous Vehicle Ride-Hailing

Generally, laws pertaining to autonomous vehicles are evolving globally, and in some cases may impose restrictions on our features or vehicle designs.

In the U.S., while NHTSA has updated certain FMVSS to account for autonomous vehicle design, other FMVSS and regulations do not currently account for autonomous vehicle design and additional rulemaking by NHTSA may occur. These requirements are in addition to manufacturer reporting obligations, and NHTSA retains the authority to investigate and/or take action on the safety or compliance of any vehicle, equipment or features operating on public roads. Additionally, certain U.S. states and cities have legal restrictions on, or are considering additional regulation of, the testing, commercial operation, marketing, registration and licensure of autonomous vehicles, including commercial ride-hailing with a fleet of autonomous vehicles, and many other states and cities are considering them. This regulatory patchwork increases the legal complexity with respect to autonomous vehicles and an autonomous vehicle ride-hailing business in the U.S.

In Europe and other countries that follow the regulations of the United Nations Economic Commission for Europe ("ECE countries"), some requirements restrict the design of both advanced driver-assistance and autonomous systems, which can compromise or prevent their use entirely. On a European Union level, additional layers of regulatory frameworks may impose further obligations in areas such as risk management, data-governance, trainings, technical documentation. Meanwhile, on a national level, the enforcement of certain applicable regulations may vary. Proposed national laws may further hinder or complicate the path of both advanced driver-assistance and autonomous vehicle systems, including the timeline for introducing autonomous vehicles for sale and use in ECE countries. Additionally, certain national and city laws within each ECE country may impose legal restrictions on the marketing of advanced driver-assistance and autonomous vehicle systems, and may vary significantly on commercial ride-hailing with a fleet of autonomous vehicles, in areas such as licenses, permits, competition prohibitions, tariffs and other transport services obligations. When coupled together, the layers of regulation as well as the fragmentation across each ECE country may hinder or complicate the path and timeline to introducing autonomous vehicles and an autonomous vehicle ride-hailing business in them.

Other key markets, including China, continue to develop and establish driver-assistance and autonomous vehicle regulations. Any implemented regulations may differ materially from U.S. and ECE countries. These differences may further increase the legal complexity of introducing, or availability to introduce, driver-assistance and autonomous vehicles for sale and use, including an autonomous vehicle ride-hailing business, and could result in additional delays, compliance costs, or restrictions on the deployment of certain capabilities in specific jurisdictions.

Automobile Manufacturer and Dealer Regulation

In the U.S., state laws regulate the manufacture, distribution, sale and service of automobiles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to residents. Certain states have asserted that the laws in such states do not permit automobile manufacturers to be licensed as dealers or to act in the capacity of a dealer, or that they otherwise restrict a manufacturer's ability to deliver or perform warranty repairs on vehicles. To sell vehicles to residents of states where we are not licensed as a dealer, we generally conduct the sale out of the state. In certain of these states, we have opened "galleries" that serve an educational purpose and where sales may not occur.

Some automobile dealer trade associations have both challenged the legality of our operations in court and used administrative and legislative processes to attempt to prohibit or limit our ability to operate existing stores or expand to new locations. Certain dealer associations have also actively lobbied state licensing agencies and legislators to interpret existing laws or enact new laws in ways not favorable to our ownership and operation of our own retail and service locations. We expect such challenges to continue, and we intend to actively fight any such efforts.

Battery Safety and Testing

Our battery packs are subject to various U.S. and international regulations that govern transport of "dangerous goods," defined to include lithium-ion batteries, which may present a risk in transportation. We conduct testing to demonstrate our compliance with such regulations.

We use lithium-ion cells in our high voltage battery packs in our vehicles and energy storage products. The use, storage and disposal of our battery packs are regulated under existing laws and are the subject of ongoing regulatory changes that may add additional requirements in the future. We have agreements with third party battery recycling companies to recycle our battery packs, and we are also piloting our own recycling technology.

Solar Energy—General

We are subject to certain state and federal regulations applicable to solar and battery storage providers and sellers of electricity. To operate our systems, we enter into or facilitate for our customers standard interconnection agreements with applicable utilities. Sales of electricity and non-sale equipment leases by third parties, such as our leases and PPAs, have faced regulatory challenges in some states and jurisdictions.

Solar Energy—Net Metering

Most states in the U.S. make net energy metering, or net metering, available to solar customers. Net metering typically allows solar customers to interconnect their energy generation systems to the utility grid and offset their utility electricity purchases by receiving a bill credit for excess energy generated by their energy generation system that is exported to the grid. In certain jurisdictions, regulators or utilities have reduced or eliminated the benefit available under net metering or have proposed to do so.

Competition

Automotive

The worldwide automotive market is highly competitive and we expect it will become even more competitive in the future as a significant and growing number of established and new automobile manufacturers, as well as other companies, have entered, or are reported to have plans to enter the electric vehicle market.

We believe that our vehicles compete in the market based on both their traditional segment classification as well as their propulsion technology. For example, Cybertruck competes with other pickup trucks, Model S and Model X compete primarily with premium sedans and premium SUVs and Model 3 and Model Y compete with small to medium-sized sedans and compact SUVs, all of which are extremely competitive markets. Competing products typically include internal combustion vehicles from more established automobile manufacturers; however, many established and new automobile manufacturers have entered or have announced plans to enter the market for electric and other alternative fuel vehicles. Overall, we believe these announcements and vehicle introductions promote the development of the electric vehicle market by highlighting the attractiveness of electric vehicles relative to internal combustion vehicles. Many major automobile manufacturers have electric vehicles available today in major markets including the U.S., China and Europe, and other current and prospective automobile manufacturers are also developing electric vehicles. In addition, several manufacturers offer hybrid vehicles, including plug-in versions.

As we seek to become a top provider of autonomous solutions, we also face competition in the fields of AI and robotics. We expect our Robotaxi service to compete in this developing market, along with traditional ride-hailing and taxi services, through continued progress on our FSD (Supervised) and neural network capabilities, Supercharger network and infotainment offerings.

Energy Generation and Storage

Energy Storage Systems

The market for energy storage products and services is also highly competitive, and both established and emerging companies have introduced products and services that are similar to our product portfolio or that are alternatives to the elements of our systems or software service offerings. We compete with these companies based on price, energy density, efficiency, optimization and performance. We believe that the specifications and features of our products, our strong brand and the modular, scalable nature of our energy storage products give us a competitive advantage in our markets.

Energy Generation Systems

The primary competitors to our energy generation business are the traditional local utility companies that supply energy to our potential customers. We compete with these traditional utility companies primarily based on price and the ease by which customers can switch to electricity generated by our energy generation systems. We also compete with solar energy companies that provide products and services similar to ours. Many solar energy companies only install solar energy systems, while others only provide financing for these installations. We believe we have a significant expansion opportunity with our offerings, including in terms of the aesthetics, superior performance and ease of installation and integration with Powerwall of our solar panels, and that the environment is increasingly conducive to the adoption of renewable energy systems.

Intellectual Property

We place a strong emphasis on our innovative approach and proprietary designs which bring intrinsic value and uniqueness to our product portfolio. As part of our business, we seek to protect the underlying intellectual property rights of these innovations and designs such as with respect to patents, trademarks, copyrights, trade secrets, confidential information and other measures, including through employee and third-party nondisclosure agreements and other contractual arrangements. For example, we place a high priority on obtaining patents to provide the broadest and strongest possible protection to enable our freedom to operate our innovations and designs across all of our products and technologies as well as to protect and defend our product portfolio. We have also adopted a patent policy in which we irrevocably pledged that we will not initiate a lawsuit against any party for infringing our patents through activity relating to electric vehicles or related equipment for so long as such party is acting in good faith. We made this pledge in order to encourage the advancement of a common, rapidly-evolving platform for electric vehicles, thereby benefiting ourselves, other companies making electric vehicles and the world.

Human Capital Resources

Tesla’s ability to attract, develop and retain a talented workforce is a competitive advantage. As of December 31, 2025, our employee headcount worldwide was 134,785.

We emphasize stock ownership opportunities, with 92% of employees included in total rewards packages, alongside industry-leading benefits like free counseling, paid parental leave, and comprehensive healthcare options available from day one. Hiring, evaluation, and promotion decisions are based on skills and performance, with over 29,000 employees globally advancing their careers in 2025, and 69% of managers promoted internally.

Tesla fosters a culture of recognition and growth, enabling employees to contribute meaningfully from day one. Programs such as internships, military fellowships, and development pathways—like the Manufacturing Development Program and Engineering Development Program—provide skill-building and career progression. These initiatives, including Apprenticeships and START training, combine academic and hands-on learning to prepare technicians and leaders, while educational assistance programs support approximately 7,000 learners in fields like engineering and AI. Across Tesla Shanghai and APAC region, robust programming, including internships, trainee and apprenticeship programs created pathways for employees to develop. In partnership with educational partners, interns, apprentices and trainees are able to obtain skills necessary to grow their careers at Tesla. In Berlin and EMEA, educational programs, such as FlexLearn and Dual Study program provided employees the opportunity to pursue education goals. FlexLearn allows employees to further develop with tailored training that aligns with our factories. The Dual Study program combines theoretical knowledge with practical experience with graduates receiving industry related degrees. Overall, Tesla programs supported employees to develop practical training, provided mentorship, and structured transitions to fill roles in manufacturing, service, R&D, and energy sectors across the region.

Tesla is committed to providing a workplace where employees feel respected, satisfied and appreciated. Policies prohibit harassment, violence, and discrimination, with mandatory anti-harassment training for all employees and ongoing development for leaders. We actively support the hiring, retention and advancement of exceptional talent, including but not limited to veterans, disabled veterans and individuals with disabilities. As of December 31, 2025, in the U.S., 2.2% of our employees are veterans or active-duty military personnel, 3.5% of our employees identified as individuals with disabilities and 1.1% of our employees identified as veterans or active-duty military personnel with disabilities. Our military partnerships and development programs noted above help to directly and indirectly support these employees. Engagement efforts, such as Tesla’s Pulse survey with 86% global participation, ensure employee feedback shapes company strategies. Safety and health remain core values, with accessible channels for reporting concerns and dedicated HR partners to address issues promptly.

Our Compensation Committee generally oversees our human capital management strategy, and regularly receives updates and reviews certain management practices related to Tesla's talent, including how Tesla recruits, develops and retains excellent talent. The Committee directly interacts and engages with members of Tesla's management, including members from the human resources, compliance and legal teams to review and evaluate people-related initiatives, employee feedback, risks and opportunities. The Committee also monitors developments in human capital management practices and recommends revisions to Company policies and practices as appropriate. The Company continually seeks to improve its workplace. By integrating employee insights and maintaining robust training, Tesla aims to sustain a respectful, innovative environment where talent thrives, directly contributing to its mission of building a world of amazing abundance.

Available Information

We file or furnish periodic reports and amendments thereto, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, proxy statements and other information with the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our website is located at www.tesla.com, and our reports, amendments thereto, proxy statements and other information are also made available, free of charge, on our investor relations website at ir.tesla.com as soon as reasonably practicable after we electronically file or furnish such information with the SEC. The information posted on our website is not incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below together with the other information set forth in this report, which could materially affect our business, financial condition and future results. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results.

Risks Related to Our Ability to Grow Our Business

We may experience issues or delays in developing, launching and ramping the production of our products, services and features, or we may be unable to control our manufacturing costs.

We are developing new technologies and services, unique manufacturing processes and design features in our products. There is no guarantee we will be able to successfully develop or timely introduce and scale these new products, services and features, or that there will be widespread consumer adoption. We also have previously experienced and may in the future experience launch and production ramp delays.

In particular, our future business depends on development of our driver assistance systems and autonomous driving solutions and increasing the production of mass-market vehicles, including Cybercab, our purpose-built Robotaxi product. In order to be successful, we will need to further advance our capabilities in AI, and implement, maintain and ramp efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve the design tolerances, high quality and output rates we have planned at our manufacturing facilities. We will also need to hire, train and compensate skilled employees to operate these facilities. Bottlenecks and other unexpected challenges such as those we experienced in the past may arise during our production ramps, and we must address them promptly while continuing to improve manufacturing processes and reducing costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our product ramps or be unable to meet our related cost and profitability targets. Similarly, we are also developing Bots for future commercialization, and we may experience delays in launching and ramping the production of this product.

We have experienced, and may also experience similar future delays in launching and/or ramping production of our energy storage products and Solar Roof; new product versions or variants; new vehicles; and future products, features and services based on artificial intelligence. Likewise, we may encounter delays with the design, construction and regulatory or other approvals necessary to build and bring online future manufacturing facilities and products. In addition, as we continue to develop our artificial intelligence services and products, we may face many additional challenges, including the availability and cost of energy, processing power limitations and the substantial power requirements for our data centers.

Any delay or other complication in ramping the production of our current products or the development, manufacture, launch and production ramp of our future products, features and services, or in doing so cost-effectively and with high quality, may harm our brand, business, prospects, financial condition and operating results.

Our suppliers may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these components effectively.

Our products contain thousands of parts purchased globally from hundreds of suppliers, including single-source direct suppliers, which exposes us to multiple potential sources of component shortages. Unexpected changes in business conditions, materials pricing, including inflation of raw material costs, labor issues, wars, trade policies, natural disasters, health epidemics, trade and shipping disruptions, port congestions, cyberattacks and other factors beyond our or our suppliers' control could also affect these suppliers' ability to deliver technologies or components to us or to remain solvent and operational. U.S. trade policy alterations in 2025, including heightened import tariffs and subsequent retaliatory measures, have impacted our supply chain costs, and may impact the availability of certain technologies or components, depending on the exact scope of the tariffs ultimately implemented and retaliatory export controls. Additionally, if our suppliers do not accurately forecast and effectively allocate production or if they are not willing to allocate sufficient production to us, or face other challenges such as insolvency, it may reduce our access to components and require us to search for new suppliers. The unavailability of any component or supplier could result in production delays, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products, as well as impact our capacity expansion and our ability to fulfill our obligations under customer contracts. For example, as companies, including Tesla, have made rapid advancements in AI in recent years, such innovation demands exponentially greater compute, memory, energy and thermal resources, which may prove insufficient in scale or affordability to meet our requirements. Moreover, significant increases in our production or product design changes by us have required and may in the future require us to procure additional components in a short amount of time. We have faced in the past, and may face suppliers who are unwilling or unable to sustainably meet our timelines or our cost, quality and volume needs, which may increase our costs or require us to replace them with other sources. Finally, as we construct new manufacturing facilities and add production lines to existing facilities, we may experience issues in correspondingly increasing the level of localized procurement at those facilities. While we believe that we will be able to secure additional or alternate sources or develop our own replacements for most of our components, there is no assurance that we will be able to do so quickly or at all. Additionally, we may be unsuccessful in our continuous efforts to negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, source less expensive suppliers for certain parts and redesign certain parts to make them less expensive to produce, especially in the case of increases in materials pricing. Any of these occurrences may harm our business, prospects, financial condition and operating results.

As the scale and variants of our production increases, we will also need to accurately forecast, purchase, warehouse and transport components at high volumes to our manufacturing facilities and servicing locations internationally. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain and parts management, we may incur unexpected production disruption, storage, transportation and write-off costs, which may harm our business and operating results.

We may be unable to meet our projected construction timelines, costs and production ramps at new factories, or we may experience difficulties in generating and maintaining demand for products manufactured there and related services.

Our ability to increase production of our vehicles and energy products on a sustained basis, make them affordable globally by accessing local supply chains and workforces and streamline delivery logistics is dependent on the construction and ramp of our current and future factories. The construction of and commencement and ramp of production at these factories are subject to a number of uncertainties inherent in all new manufacturing operations, including ongoing compliance with regulatory requirements, procurement and maintenance of construction, environmental and operational licenses and permitting, supply chain constraints, hiring, training and retention of qualified employees and the pace of bringing production equipment and processes online with the capability to manufacture high-quality units at scale. Moreover, we will have to establish and ramp production of our proprietary battery cells and packs at our new factories, and we additionally intend to incorporate sequential design and manufacturing changes into vehicles and energy products manufactured at each new factory. If we experience any issues or delays in meeting our projected timelines, costs, capital efficiency and production capacity for our new factories, expanding and managing teams to implement iterative design and production changes there, maintaining and complying with the terms of any debt financing that we obtain to fund them or generating and maintaining demand for the vehicles and energy products we manufacture there, our business, prospects, operating results and financial condition may be harmed. Such delays could also in turn affect our ability to meet demand for our services, such as Robotaxi, which are dependent upon the production and deployment of Tesla vehicles.

We may be unable to grow our global product sales, delivery and installation capabilities and our servicing and vehicle charging networks, or we may be unable to accurately project and effectively manage our growth.

Our success will depend on our ability to continue to expand our sales capabilities. We are targeting a global mass demographic with a broad range of potential customers, in which we have relatively limited experience projecting demand

and pricing our products. We currently produce numerous international variants at a limited number of factories, and if our specific demand expectations for these variants prove inaccurate, we may not be able to timely generate deliveries matched to the vehicles that we produce in the same timeframe or that are commensurate with the size of our operations in a given region. Likewise, as we develop and grow our energy products and services worldwide, our success will similarly depend on our ability to correctly forecast demand in various markets.

Because we do not have independent dealer networks, we are responsible for delivering all of our vehicles to our customers. As our production volumes continue to grow, we have faced in the past, and may face challenges with deliveries at increasing volumes, particularly in international markets requiring significant transit times. We have also deployed a number of delivery models, such as deliveries to customers' homes and workplaces and touchless deliveries, but there is no guarantee that such models will be scalable or be accepted globally. Likewise, as we ramp our energy products, we are working to substantially increase our production and installation capabilities. If we experience production delays or inaccurately forecast demand, our business, financial condition and operating results may be harmed.

Moreover, because of our unique expertise with our vehicles, we recommend that our vehicles be serviced by us or by certain authorized professionals. If we experience delays in adding servicing capacity or servicing our vehicles efficiently, or experience unforeseen issues with the reliability of our vehicles, particularly higher-volume additions to our fleet such as Model 3 and Model Y, it could overburden our servicing capabilities and parts inventory. Similarly, the increasing number of Tesla vehicles also requires us to continue to rapidly increase the number of our Supercharger stations and connectors throughout the world. As we seek to expand our Robotaxi and Semi business we must also accurately forecast, develop and optimize our service and charging capabilities to ensure service quality.

There is no assurance that we will be able to ramp our business to meet our sales, delivery, installation, servicing and vehicle charging targets globally, that our projections on which such targets are based will prove accurate or that the pace of growth or coverage of our customer infrastructure network will meet customer expectations. These plans require significant cash investments and management resources and there is no guarantee that they will generate additional sales or installations of our products, or that we will be able to avoid cost overruns or be able to hire additional personnel to support them. As we expand, we will also need to ensure our compliance with regulatory requirements in various jurisdictions applicable to the sale, installation and servicing of our products, the sale or dispatch of electricity related to our energy products and the operation of Superchargers. If we fail to manage our growth effectively, it may harm our brand, business, prospects, financial condition and operating results.

We will need to maintain and significantly grow our access to battery cells, including through the development and manufacture of our own cells, and control our related costs.

We are dependent on the continued supply of lithium-ion battery cells for our vehicles and energy storage products, and we will require substantially more cells to grow our business according to our plans. Currently, we rely on suppliers such as Panasonic and Contemporary Amperex Technology Co. Limited (CATL) for these cells. We have to date fully qualified only a very limited number of such suppliers and have limited flexibility in changing suppliers. Any disruption in the supply of battery cells from our suppliers could limit production of our vehicles and energy storage products. In the long term, we intend to supplement cells from our suppliers with cells manufactured by us, which we believe will be more efficient, manufacturable at greater volumes and more cost-effective than currently available cells. However, our efforts to develop and manufacture such battery cells have required, and may continue to require, significant investments, and there can be no assurance that we will be able to achieve these targets in the timeframes that we have planned or at all. If we are unable to do so, we may have to curtail our planned vehicle and energy storage product production or procure additional cells from suppliers at potentially greater costs, either of which may harm our business and operating results.

In addition, the cost and mass production of battery cells, whether manufactured by our suppliers or by us, depends in part upon the prices and availability of raw materials such as lithium, nickel and/or other metals. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions, trade policies, refining capacity and global demand for these materials. For example, as a result of increased global production of electric vehicles and energy storage products, suppliers of these raw materials may be unable to meet our volume needs. Additionally, our suppliers may not be willing or able to reliably meet our timelines or our cost and quality needs, which may require us to replace them with other sources. Any reduced availability of these materials may impact our access to cells and our growth, and any increases in their prices may reduce our profitability if we cannot recoup such costs through increased prices. Moreover, our inability to meet demand and any product price increases may harm our brand, growth, prospects and operating results.

Our future growth and success are dependent upon demand for our electric vehicles and adoption of autonomous driving solutions.

If the market for electric vehicles in general and Tesla vehicles in particular does not develop as we expect, develops more slowly than we expect, or if demand for our vehicles decreases in our markets or our vehicles compete with each other, our business, prospects, financial condition and operating results may be harmed.

In addition, electric vehicles still constitute a small percentage of overall vehicle sales. As a result, the market for our vehicles could be negatively affected by numerous factors, such as:

- perceptions about electric vehicle features, quality, safety, performance and cost;
- perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities;
- competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;
- volatility in the cost of oil, gasoline and energy;
- government regulations and economic incentives and conditions; and
- concerns about our future viability.

The target demographics for our vehicles are highly competitive. Sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose us to further volatility. We also cannot predict the duration or direction of current global trends or their sustained impact on consumer demand. Ultimately, we continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business as appropriate, and attempt to accurately project demand and infrastructure requirements globally and deploy our production, workforce and other resources accordingly. Rising interest rates may lead to consumers to increasingly pull back spending, including on our products, which may harm our demand, business and operating results. If we experience unfavorable global market conditions, or if we cannot or do not maintain operations at a scope that is commensurate with such conditions or are later required to or choose to suspend such operations again, our business, prospects, financial condition and operating results may be harmed.

Upon launching our Robotaxi service in June 2025, we also entered into the autonomous ride-hailing service market, and have plans to mass produce Cybercab, a purpose-built Robotaxi product. As we seek to expand the scope and geographical footprint of this business, our success will be dependent upon various factors, including the acceptance and adoption by consumers of autonomous driving solutions, and Robotaxi as a preferable option, amid growing competition. If the uptake rate for autonomous driving solutions does not develop as we expect, our business, prospects, financial condition and operating results may be harmed.

We face strong competition for our products and services from a growing list of established and new competitors.

The worldwide automotive market is highly competitive today and we expect it will become even more so in the future. A significant and growing number of established and new automobile manufacturers, as well as other companies, have entered, or are reported to have plans to enter, the market for electric and other alternative fuel vehicles, including hybrid, plug-in hybrid and fully electric vehicles, as well as the market for self-driving technology and services and other vehicle applications and software platforms. In addition, certain government and economic incentives which provide benefits to manufacturers who assemble domestically or have local suppliers, may provide a greater benefit to our competitors, which could negatively impact our profitability. Many of our competitors have significantly more or better-established resources than we do to devote to the design, development, manufacturing, distribution, promotion, sale and support of their products and services, and may achieve additional cost efficiencies owing to location and economic environments. Increased competition could result in our lower vehicle unit sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which may harm our business, financial condition and operating results.

We also face competition in our energy generation and storage business from other manufacturers, developers, installers and service providers of competing energy technologies, as well as from large utilities. In addition, decreases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make our products less attractive to customers and lead to an increased rate of customer defaults.

Growth of our business is also dependent upon our ability to develop and commercialize Bots, including Optimus, which is in a nascent industry that has yet to develop commercially.

We currently are developing Bots, including Optimus, and intend for these products, as well as accompanying services, to be an important part of our business going forward. While this development requires significant cash investments and management resources, there is no guarantee this business will be successful. We have yet to commercialize Bots and cannot predict how demand for Bots will develop, either from commercial or consumer applications. We also face significant competition from other companies that are designing, developing and building robotics applications. Our success will depend on various factors, including our ability to successfully apply our artificial neural network training experience to autonomous robots, to either source or custom develop the necessary technology and components, and the product's cost-effectiveness, utility and competitive positioning relative to market alternatives. If our Bots program fails to develop as we expect, or progresses more slowly than expected, our business, prospects, financial condition and operating results may be harmed.

Risks Related to Our Operations

We may experience issues with lithium-ion cells or other components manufactured at our Gigafactories, which may harm the production and profitability of our vehicle and energy storage products.

Our plan to grow the volume and profitability of our vehicles and energy storage products depends on significant lithium-ion battery cell production. We also produce several vehicle components at our Gigafactories, such as battery modules and packs and drive units, and manufacture energy storage products. If we are unable to or otherwise do not maintain and grow our respective operations, or if we are unable to do so cost-effectively or hire and retain highly-skilled personnel there, our ability to manufacture our products profitably would be limited, which may harm our business and operating results.

Finally, the high volumes of lithium-ion cells and battery modules and packs manufactured by us and by our suppliers are stored and recycled at our various facilities. Any mishandling of these products may cause disruption to the operation of such facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Any such disruptions or issues may harm our brand and business.

We face risks associated with maintaining and expanding our international operations, including unfavorable and uncertain regulatory, political, economic, tax and labor conditions.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in numerous jurisdictions, including markets in which we generate significant sales. We have little control over these matters which are inherently unpredictable. Our operations in such jurisdictions, particularly as a company based in the U.S., with additional manufacturing operations in China and Europe, create risks relating to conforming our products to regulatory and safety requirements and charging and other electric infrastructures; organizing local operating entities; establishing, staffing and managing foreign business locations; attracting local customers; navigating U.S. and foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; trade restrictions, customs regulations, tariffs and price or exchange controls; and preferences in foreign nations for domestically manufactured products. For example, we monitor tax legislation changes on a global basis, including changes arising as a result of the Organization for Economic Cooperation and Development's multi-jurisdictional plan of action to address base erosion and profit shifting. Further, the United States has recently announced changes to U.S. trade policy, including increasing tariffs on imports, in many cases significantly, and potentially renegotiating or terminating existing trade agreements. The exact scope of any such tariffs that will ultimately be implemented is not known at this time, and the impacts on our business and costs of our products is uncertain. Retaliatory tariffs imposed by other countries on U.S. exports, further increases in U.S. tariffs, and the uncertainties surrounding domestic and foreign tariffs have impacted the pricing for our products, which could adversely impact demand. We cannot predict whether, and to what extent, there may be changes to international trade agreements, such as those with China, or whether, or to what extent, quotas, duties, additional tariffs, export controls or other restrictions will be changed or imposed by the United States or by other countries. Historically, U.S. special tariff actions have increased our costs for vehicles manufactured in the United States and increased costs for those same vehicles when exported from the United States. Further, as it pertains to electric vehicles and lithium-ion batteries for our energy storage products, while the Company has continuously aimed for a strong domestic supply chain, certain parts and components are difficult or impossible to source within the United States. A change on any of these conditions may increase our costs, impact our ability to sell our products and require significant management attention, and may harm our business, prospects, financial condition and operating results if we are unable to manage them effectively.

Our business may suffer if our products or features contain defects, fail to perform as expected or take longer than expected to become fully functional.

If our products contain design or manufacturing defects, whether relating to our software or hardware, that cause them not to perform as designed or intended or that require repair, or certain features of our vehicles such as new driver

assistance features take longer than expected to become enabled, are legally restricted or become subject to onerous regulation, our ability to develop, market and sell our products and services may be harmed, and we may experience delivery delays, product recalls, allegations of product liability, breach of warranty and related consumer protection claims and significant warranty and other expenses. While we are continuously working to develop and improve our products' capability and performance, there is no guarantee that any incremental changes in the specific software or equipment we deploy in our vehicles over time will not result in initial functional disparities from prior iterations or will perform as forecast in the timeframe we anticipate, or at all. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not completely satisfy our customers. We have performed, and continue to perform, extensive internal testing on our products and features, though, like the rest of the industry, we currently have a limited frame of reference by which to evaluate certain aspects of their long-term quality, reliability, durability and performance characteristics, including exposure to or consequence of external attacks. While we attempt to identify and address or remedy defects we identify pre-production and sale, over time-in-use, defects we were unable to detect or control for may manifest that could not have reasonably been addressed prior to original sale or installations.

We may be required to defend or insure against product liability claims.

The automobile industry generally experiences significant product liability claims, and as such we face the risk of such claims in the event our vehicles do not perform or are claimed to not perform as expected. As is true for other automakers, our vehicles have been involved and we expect in the future will be involved in collisions resulting in death or personal injury. Such collisions, whether involving Robotaxi vehicles or customer vehicles with driver assistance features engaged, are often subject of significant public attention, especially in light of NHTSA's Standing General Order requiring reports regarding certain crashes involving vehicles with advanced driver assistance or autonomous driving systems. We have experienced, and we expect to continue to face, claims and regulatory scrutiny arising from or related to misuse or claimed failures or alleged misrepresentations of the technologies that we are pioneering. An unfavorable outcome in some or all of these proceedings could have a material adverse impact on results of operations or cash flows for a particular period. Our view of these matters is subject to inherent uncertainties and may change in the future. In addition, the battery packs that we produce make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have designed our battery packs to passively contain any single cell's release of energy without spreading to neighboring cells, there can be no assurance that a field or testing failure of our vehicles or other battery packs that we produce will not occur, in particular due to a high-speed crash. Likewise, as our energy generation and storage products generate and store electricity, they have the potential to fail or cause injury to people or property. Any product liability claim may subject us to lawsuits and substantial monetary damages, product recalls or redesign efforts, and even a meritless claim may require us to defend it, all of which may generate negative publicity and be expensive and time-consuming. In most jurisdictions, we generally self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds and not by insurance.

We will need to maintain public credibility and confidence in our long-term business prospects in order to succeed.

In order to maintain and grow our business, we must maintain credibility and confidence among customers, suppliers, analysts, investors, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be challenging due to our limited operating history relative to established competitors; customer unfamiliarity with our products and services; any delays we may experience in scaling manufacturing, delivery and service operations to meet demand; competition and uncertainty regarding the future of electric vehicles, autonomous solutions or our other products and services; our quarterly production and sales performance compared with market expectations; and other factors including those over which we have no control. In particular, Tesla's products, business, results of operations, and statements and actions of Tesla and its management are subject to significant amounts of commentary by a range of third parties. Such attention can include criticism, which may be exaggerated or unfounded, such as speculation regarding the sufficiency or stability of our management team, and has incited protests, some escalating to violence targeting our operations, products and personnel. Any such negative perceptions, whether caused by us or not, may harm our brand and our business (including sales) and make it more difficult to raise additional funds if needed.

We may be unable to effectively grow, or manage the compliance, residual value, financing and credit risks related to, our various financing programs.

We offer financing arrangements for our vehicles in North America, Europe and Asia primarily ourselves and through various financial institutions. We also currently offer vehicle financing arrangements directly through our local subsidiaries in certain markets. Depending on the country, such arrangements are available for specified models and may include operating leases directly with us under which we typically receive only a very small portion of the total vehicle

purchase price at the time of lease, followed by a stream of payments over the term of the lease. We have also offered various arrangements for customers of our energy generation and storage systems whereby they pay us a fixed payment to lease or finance the purchase of such systems or purchase electricity generated by them. If we do not successfully monitor and comply with applicable national, state and/or local financial regulations and consumer protection laws governing these transactions, we may become subject to enforcement actions or penalties.

The profitability of any directly-leased vehicles returned to us at the end of their leases depends on our ability to accurately project our vehicles' residual values at the outset of the leases, and such values may fluctuate prior to the end of their terms depending on various factors such as supply and demand of our used vehicles, economic cycles, legislative changes and the pricing of new vehicles. We have made in the past and may make in the future certain adjustments to our prices from time to time in the ordinary course of business, which may impact the residual values of our vehicles and reduce the profitability of our vehicle leasing program. The funding and growth of this program also rely on our ability to secure adequate financing and/or business partners. If we are unable to adequately fund our leasing program through internal funds, partners or other financing sources, and compelling alternative financing programs are not available for our customers who may expect or need such options, we may be unable to grow our vehicle deliveries. Furthermore, if our vehicle leasing business grows substantially, our business may suffer if we cannot effectively manage the resulting greater levels of residual risk.

Similarly, we have provided residual value guarantees to vehicle customers and partners for certain financing programs, under which such counterparties may sell their vehicles through various remarketing channels, including back to Tesla. However, actual resale values are subject to fluctuations over the term of the financing arrangements, such as from one or more of the factors discussed above. If the actual resale values of any vehicles resold by our vehicle customers and partners are lower than the residual values we have agreed to with them, the residual value guarantees may be triggered and, as a result, our financial condition and operating results may be harmed.

Finally, our financing and sales programs also expose us to customer credit risk. In the event of a widespread economic downturn or other catastrophic event, our customers may be unable or unwilling to satisfy their payment obligations to us on a timely basis or at all. If a significant number of our customers default, we may incur substantial credit losses and/or impairment charges with respect to the underlying assets.

If we are unable to attract, hire and retain key employees and qualified personnel, our ability to compete may be harmed.

The loss of the services of any of our key employees or any significant portion of our workforce could disrupt our operations or delay the development, introduction and ramp of our products and services. In particular, we are highly dependent on the services of Elon Musk, Technoking of Tesla and our Chief Executive Officer. None of our key employees is bound by an employment agreement for any specific term and we may not be able to successfully attract and retain senior leadership necessary to grow our business. Our future success also depends upon our ability to attract, hire and retain a large number of engineering, manufacturing, marketing, sales and delivery, service, installation, technology and support personnel, especially to support our planned high-volume product sales, market and geographical expansion and technological innovations. If we are not successful in managing these risks, our business, financial condition and operating results may be harmed.

Employees may leave Tesla or choose other employers over Tesla due to various factors, such as a very competitive labor market for talented individuals with automotive or technology, including AI, experience, or any negative publicity related to us. In regions where we have or will have operations, particularly significant engineering and manufacturing centers, there is strong competition for individuals with skillsets needed for our business, including specialized knowledge of electric vehicles, engineering and electrical and building construction expertise. We also compete with both mature and prosperous companies that have far greater financial resources than we do and start-ups and emerging companies that promise short-term growth opportunities.

Finally, our compensation philosophy for all of our personnel reflects our startup origins, with an emphasis on equity-based awards and benefits in order to closely align their incentives with the long-term interests of our shareholders. We periodically seek and obtain approval from our shareholders for future increases to the number of awards available under our equity incentive and employee stock purchase plans. If we are unable to obtain the requisite shareholder approvals for such future increases, we may have to expend additional cash to compensate our employees and our ability to retain and hire qualified personnel may be harmed.

We are highly dependent on the services of Elon Musk, Technoking of Tesla and our Chief Executive Officer.

We are highly dependent on the services of Elon Musk, Technoking of Tesla and our Chief Executive Officer. Although Mr. Musk spends significant time with Tesla and is highly active in our management, he does not devote his full time and attention to Tesla. For example: Mr. Musk also currently holds management positions at Space Exploration Technologies Corp., X.AI Holdings Corp. ("xAI"), Neuralink Corp. and The Boring Company, and is involved in other ventures.

Our information technology systems or data, or those of our service providers or customers or users could be subject to cyber-attacks or other security incidents, which could result in data breaches, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences.

We continue to expand our information technology systems as our operations grow, such as product data management, procurement, inventory management, production planning and execution, sales, service and logistics, dealer management, financial, tax and regulatory compliance systems. This includes the implementation of new internally developed systems and the deployment of such systems in the U.S. and abroad. While we maintain information technology measures designed to protect us against intellectual property theft, data breaches, sabotage and other external or internal cyber-attacks or misappropriation, our systems and those of our service providers are potentially vulnerable to malware, ransomware, viruses, denial-of-service attacks, phishing attacks, social engineering, computer hacking, unauthorized access, exploitation of bugs, defects and vulnerabilities, breakdowns, damage, interruptions, system malfunctions, power outages, terrorism, acts of vandalism, security breaches, security incidents, inadvertent or intentional actions by employees or other third parties, and other cyber-attacks.

To the extent any security incident results in unauthorized access or damage to or acquisition, use, corruption, loss, destruction, alteration or dissemination of our data, including intellectual property and personal information, or our products, vehicles or service offerings, or for it to be believed or reported that any of these occurred, it could disrupt our business, harm our reputation, compel us to comply with applicable data breach notification laws, subject us to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require us to verify the correctness of database contents, or otherwise subject us to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to us and result in significant legal and financial exposure and/or reputational harm.

We also rely on service providers, and similar incidents relating to their information technology systems could also have a material adverse effect on our business. There have been and may continue to be significant supply chain attacks. Our service providers, including our workforce management software provider, have been subject to ransomware and other security incidents, and we cannot guarantee that our or our service providers' systems have not been breached or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in a security incident, or other disruption to, our or our service providers' systems. Our ability to monitor our service providers' security measures is limited, and, in any event, malicious third parties may be able to circumvent those security measures.

Further, the implementation, maintenance, segregation and improvement of these systems require significant management time, support and cost, and there are inherent risks associated with developing, improving and expanding our core systems as well as implementing new systems and updating current systems, including disruptions to the related areas of business operation. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell, deliver and service products, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

Moreover, if we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and/or timely report our financial results could be impaired and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information, including intellectual property and personal information, could be compromised or misappropriated and our reputation may be adversely affected. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any unauthorized control or manipulation of our products' systems could result in loss of confidence in us and our products.

Our products contain complex information technology systems. For example, our vehicles and energy storage products are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update their functionality. While we have implemented security measures intended to prevent unauthorized access to our information technology networks, our products and their systems, malicious entities have reportedly attempted, and may attempt in the future, to gain unauthorized access to modify, alter and use such networks, products and systems to gain control of, or to change, our products' functionality, user interface and performance characteristics or to gain access to data stored in or generated by our products. We encourage reporting of potential vulnerabilities in the security of our products through our security vulnerability reporting policy, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that any vulnerabilities will not be exploited before they can be identified, or that our remediation efforts are or will be successful.

Any unauthorized access to or control of our products or their systems or any loss of data could result in legal claims or government investigations. In addition, regardless of their veracity, reports of unauthorized access to our products, their systems or data, as well as other factors that may result in the perception that our products, their systems or data are capable of being hacked, may harm our brand, prospects and operating results. We have been the subject of such reports in the past.

Our business may be adversely affected by any disruptions caused by union activities.

It is not uncommon for employees of certain trades at companies such as ours to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies' operations. Although we work diligently to provide the best possible work environment for our employees, they may still decide to join or seek recognition to form a labor union, or we may be required to become a union signatory. From time to time, labor unions have engaged in campaigns to organize certain parts of our operations, as part of which such unions have filed unfair labor practice charges against us with the National Labor Relations Board, and they may do so in the future. Any unfavorable ultimate outcome for Tesla may have a negative impact on the perception of Tesla's treatment of our employees. Furthermore, we are directly or indirectly dependent upon companies with unionized work forces, such as suppliers and trucking and freight companies. Any work stoppages or strikes organized by such unions could delay the manufacture and sale of our products and may harm our business and operating results.

We may choose to or be compelled to undertake product recalls or take other similar actions.

As a manufacturing company, we must manage the risk of product recalls with respect to our products. Recalls for our vehicles have resulted from various hardware and software-related safety or non-compliance investigations. In addition to recalls initiated by us for various causes, testing of or investigations into our products by government regulators or industry groups may compel us to initiate product recalls or may result in negative public perceptions about the safety of our products, even if we disagree with the defect determination or have data that contradicts it. In the future, we may voluntarily or involuntarily initiate recalls or field actions if any of our products are determined by us or a regulator to contain a safety defect or be noncompliant with applicable laws and regulations, such as U.S. Federal Motor Vehicle Safety Standards, or provide certain functionalities. Such recalls or field actions, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could result in significant expense, supply chain complications and service burdens, and may harm our brand, business, prospects, financial condition and operating results.

Our current and future warranty reserves may be insufficient to cover future warranty claims.

We provide a manufacturer's warranty on all new and used Tesla vehicles we sell directly to customers. We also provide certain warranties with respect to the energy generation and storage systems we sell, including on their installation and maintenance. For components not manufactured by us, we generally pass through to our customers the applicable manufacturers' warranties, but may retain some warranty responsibilities for some or all of the life of such components. As part of our energy generation and storage system contracts, we may provide the customer with availability or performance guarantees that guarantee that the underlying system will meet or exceed certain availability or minimum energy generation or other energy performance requirements specified in the contract. Under these guarantees, we may bear the risk of electricity production or other performance shortfalls, including in some cases shortfalls caused by failures in components from third party manufacturers. These risks are exacerbated in the event such manufacturers cease operations or fail to honor their warranties.

If our warranty reserves are inadequate to cover future warranty claims on our products, our financial condition and operating results may be harmed. Warranty reserves include our management's best estimates of the projected costs to repair or to replace items under warranty, which are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Such estimates are inherently uncertain and changes to our historical or projected experience, especially with respect to products that we have introduced relatively recently and/or that we expect to produce at significantly greater volumes than our past products, may cause material changes to our warranty reserves in the future.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. As a general matter, we do not maintain as much insurance coverage as many other companies do, and in some cases, we do not maintain any at all. Additionally, the policies that we do have may include significant deductibles or self-insured retentions, policy limitations and exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which may harm our financial condition and operating results.

Our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The terms of certain of our debt facilities contain, and any of our other future debt agreements may contain, covenant restrictions that may limit our ability to operate our business, including restrictions on our and/or our subsidiaries' ability to, among other things, incur additional debt or create liens. In addition, under certain circumstances we are required to maintain a certain amount of liquidity. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including to obtain additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay it.

Additional funds may not be available to us when we need or want them.

Our business and our future plans for expansion, supporting infrastructure for our businesses, and AI innovations, including growth in our fleet of AI-enabled company-operated assets and new businesses, such as our development and production of Bots, are capital-intensive, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our significant consolidated indebtedness, even if not required to do so by the terms of such indebtedness. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially and adversely affected.

We may be negatively impacted by any early obsolescence of our manufacturing and other equipment.

We depreciate the cost of our manufacturing and other equipment over their expected useful lives. However, product cycles or technology may change periodically, and we may decide to update our products or processes more quickly than expected. Moreover, improvements in engineering and manufacturing expertise and efficiency may result in our ability to manufacture our products using less of our currently installed equipment. Alternatively, as we ramp and mature the production of our products and services to higher levels, we may discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing such depreciation to be accelerated, and our results of operations may be harmed.

There is no guarantee that we will have sufficient cash flow from our business to pay our indebtedness or that we will not incur additional indebtedness.

As of December 31, 2025, we and our subsidiaries had outstanding $8.18 billion in aggregate principal amount of indebtedness (see Note 9, *Debt*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K). Our consolidated indebtedness may increase our vulnerability to any generally adverse economic and industry conditions. We and our subsidiaries may, subject to the limitations in the terms of our existing and future indebtedness, incur additional debt, secure existing or future debt or recapitalize our debt.

Our ability to make scheduled payments of the principal and interest on our indebtedness when due, or to refinance our indebtedness as we may need or desire, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to satisfy our obligations under our existing indebtedness and any future indebtedness we may incur, and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance existing or future indebtedness will depend on the capital markets and our financial condition at such time. In addition, our ability to make payments may be limited by law, by regulatory authority or by agreements governing our future indebtedness. We may not be able to engage in these activities on desirable terms or at all, which may result in a default on our existing or future indebtedness and harm our financial condition and operating results.

We are exposed to fluctuations in currency exchange rates.

We transact business globally in multiple currencies and have foreign currency risks related to our revenue, costs of revenue, operating expenses and localized subsidiary debt denominated in currencies other than the U.S. dollar. To the extent we have significant revenues denominated in such foreign currencies, any strengthening of the U.S. dollar would tend to reduce our revenues as measured in U.S. dollars, as we have historically experienced. We have also experienced, and will continue to experience, fluctuations in our net income as a result of gains (losses) on the settlement and the re-measurement of monetary assets and liabilities denominated in currencies that are not the local currency (primarily consisting of our intercompany and cash and cash equivalents balances). In addition, a portion of our costs and expenses have been, and we anticipate will continue to be, denominated in foreign currencies. If we do not have fully offsetting revenues in these currencies and if the value of the U.S. dollar depreciates significantly against these currencies, our costs as measured in U.S. dollars as a percent of our revenues will correspondingly increase and our margins will suffer. As a result, our operating results may be harmed.

We may not be able to adequately protect or defend ourselves against intellectual property infringement claims, which may be time-consuming and expensive, or affect the freedom to operate our business.

Our competitors or other third parties may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses and/or may bring suits alleging infringement or misappropriation of such rights, which could result in substantial costs, negative publicity and management attention, regardless of merit.

In addition, the effective protection for our brands, technologies, and proprietary information may be limited or unavailable in certain countries, making it difficult to protect our intellectual property from misappropriation or infringement. Although we make reasonable efforts to maintain the confidentiality of our proprietary information, we cannot guarantee that these actions will deter or prevent misappropriation of our intellectual property. The theft or unauthorized use or publication of our trade secrets and confidential information could affect our competitive position.

While we endeavor to obtain and protect the intellectual property rights that we expect will allow us to retain or advance our strategic initiatives in these circumstances, there can be no assurance that we will be able to adequately identify and protect the portions of intellectual property that are strategic to our business, or mitigate the risk of potential suits or other legal demands by third parties. Accordingly, we may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. Further, if we are determined to have or believe there is a high likelihood that we have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services and/or to establish and maintain alternative branding for our products and services. In the event that we are required to take one or more such actions, our brand, business, financial condition and operating results may be harmed.

Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics.

We may be impacted by natural disasters, wars and other geopolitical conflicts, health epidemics, weather conditions, the long-term effects of climate change, power outages or other events outside of our control. For example, our Fremont Factory and Gigafactory Nevada are located in seismically active regions in Northern California and Nevada, and our Gigafactory Shanghai is located in a flood-prone area. Moreover, the area in which our Gigafactory Texas is located experienced severe winter storms in the first quarter of 2021 that had a widespread impact on utilities and transportation. If

major disasters such as earthquakes, floods or other climate-related events occur, geopolitical conflicts impact our ability to access certain facilities or supply chain, or our information system or communication breaks down or operates improperly, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Government Laws and Regulations

Demand for our products and services may be impacted by the status of government and economic incentives supporting the development and adoption of such products.

Government and economic incentives that support the development and adoption of electric vehicles in the U.S. and abroad, including certain tax exemptions, tax credits and rebates, may be reduced, eliminated, amended or exhausted from time to time. For example, previously available incentives favoring electric vehicles in certain areas have expired or were cancelled or temporarily unavailable, and in some cases were not eventually replaced or reinstituted, which may have negatively impacted sales. Specifically, recent governmental and regulatory actions have repealed and/or restricted consumer, manufacturing and charging infrastructure tax credits, and certain regulatory credit programs tied to our products. These, and any similar actions in the future, may affect demand for our vehicles, and harm our growth, prospects and operating results, and the loss of previously available tax credits and carbon offset mechanisms may further negatively impact our financial results. In addition, certain government and economic incentives may also be implemented or amended to provide benefits to manufacturers who assemble domestically, have local suppliers or have other characteristics that may not apply to Tesla. Such developments could negatively impact demand for our vehicles, and we and our customers may have to adjust to them, including through pricing modifications.

In addition, certain governmental rebates, tax credits and other financial incentives that are currently available with respect to our solar and energy storage product businesses allow us to lower our costs and encourage customers to buy our products and investors to invest in our solar financing funds. However, these incentives may expire when the allocated funding is exhausted, reduced or terminated as renewable energy adoption rates increase, sometimes without warning. For example, provisions of the OBBBA could affect battery cell expenses and impact costs for our consumers, negatively impacting demand. Compliance with evolving legislation, such as the OBBBA, also requires rigorous traceability of raw materials. If we or our suppliers are unable to provide sufficient documentation to verify the origin of critical minerals, our products may lose eligibility for tax credits and incentives, directly increasing the effective price for our customers and potentially reducing demand. In addition, in jurisdictions where net metering is currently available, our customers receive bill credits from utilities for energy that their energy generation systems generate and export to the grid in excess of the electric load they use. The benefit available under net metering has been or has been proposed to be reduced, altered or eliminated in several jurisdictions, and has also been contested and may continue to be contested before the Federal Energy Regulatory Commission. Any reductions or terminations of such incentives may harm our business, prospects, financial condition and operating results by making our products less competitive for customers, increasing our cost of capital and adversely impacting our ability to attract investment partners and to form new financing funds for our solar and energy storage assets.

We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations or products.

Our business operations are and will continue to be subject to complex environmental, occupational, health and safety laws and regulations at numerous jurisdictional levels in the U.S., China, Germany and other locations abroad, including laws relating to the use, handling, storage, recycling, disposal and/or human exposure to hazardous materials, product material inputs and post-consumer products and with respect to constructing, expanding and maintaining our facilities and other infrastructure. New, or changes in, environmental and climate change laws, regulations or rules could also lead to increased costs of compliance, including remediations of any discovered issues, and changes to our operations, which may be significant, and any failures to comply could result in significant expenses, delays or fines. In addition, as we have increased our operations, we are and may continue to be subject to increased scrutiny, including litigation and government investigations, that we will need to defend against. If we are unable to successfully defend ourselves in such litigation or government investigations, it may harm our brand, ability to attract and retain qualified employees, business and financial condition. We are also subject to laws and regulations applicable to the supply, manufacture, import, sale, service and performance of our products both domestically and abroad. For example, in countries outside of the U.S., we are required to meet standards relating to vehicle safety, fuel economy and emissions that are often materially different from equivalent requirements in the U.S., thus resulting in additional investment into the vehicles and systems to aim to ensure regulatory compliance in all countries. This process may include official review and certification of our vehicles by

foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements.

In particular, we offer in our customer vehicles in certain markets driver assistance features that today assist drivers with certain tedious and potentially dangerous aspects of road travel, but which currently require drivers to remain fully engaged in the driving operation. We also launched our autonomous ride-hailing service in 2025. There are a variety of international, federal and state regulations that may apply to, and may adversely inhibit, the design and capabilities, sale, marketing, registration and operation of driver assistance features, future autonomous capability on customer vehicles, as well as our Robotaxi business. This includes many existing vehicle standards that were drafted assuming the presence of a human driver. Such regulations, including their enforcement or the enforcement policy associated with the regulations, continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or may delay, restrict or prohibit the availability of certain functionalities and vehicle designs, or affect the pace at which we expand our Robotaxi business, which could adversely affect our business, prospects, financial condition and operating results.

Finally, as a manufacturer, installer and service provider with respect to energy generation and storage systems, a supplier of electricity generated and stored by certain of the energy generation and storage systems we install for customers, and a provider of grid services through virtual power plant models, we are impacted by federal, state and local regulations and policies concerning the import or export of components, electricity pricing, the interconnection of electricity generation and storage equipment with the electrical grid and the sale of electricity generated by third party-owned systems. If regulations and policies are introduced that adversely impact the import or export of components, or the interconnection, maintenance or use of our solar and energy storage systems, they could deter potential customers from purchasing our solar and energy storage products and services, threaten the economics of our existing contracts and cause us to cease solar and energy storage system sales and services in the relevant jurisdictions, which may harm our business, financial condition and operating results.

Any failure by us to comply with a variety of U.S. and international privacy and consumer protection laws may harm us.

Any failure by us or our vendors or other business partners to comply with our public privacy notice or with federal, state or international privacy, data protection, artificial intelligence or security laws or regulations relating to the processing, collection, use, retention, security and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements and other significant costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and even an unsuccessful challenge by customers or regulatory authorities of our activities could result in adverse publicity and could require a costly response from and defense by us. In addition, certain privacy laws are still subject to a high degree of uncertainty as to their interpretation, application and impact, and may require extensive system and operational changes, be difficult to implement, increase our operating costs, adversely impact the cost or attractiveness of the products or services we offer, or result in adverse publicity and harm our reputation. For example, the General Data Protection Regulation applies to the processing of personal information collected from individuals located in the European Union requiring certain data protection measures when handling, with a significant risk of fines for noncompliance. Similarly, our North American operations are subject to complex and changing federal and U.S. state-specific data privacy laws and regulations, such as the California Consumer Privacy Act which imposes certain legal obligations on our use and processing of personal information related to California residents. Many other U.S. states have enacted their own distinct privacy laws and regulations, which often impose different, overlapping, and sometimes conflicting requirements across multiple jurisdictions. Finally, additional privacy and cybersecurity laws have come into effect in the Asia-Pacific region, including China, and other jurisdictions where Tesla has a market presence.

These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with emerging and changing requirements may cause us to incur substantial costs and make enhancements to relevant data practices. Noncompliance could result in significant penalties or legal liability.

In addition to the risks related to general privacy regulation, we may also be subject to specific vehicle manufacturer obligations relating to cybersecurity, data privacy and data localization requirements which place additional risks to our international operations. Risks and penalties could include ongoing audit requirements, data protection authority investigations, legal proceedings by international governmental entities or others resulting in mandated disclosure of sensitive data or other commercially unfavorable terms. Notwithstanding our efforts to protect the security and integrity of our customers' personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to the personal information we process and handle. A major breach of our

network security and systems may occur despite defensive measures, and may result in fines, penalties and damages and harm our brand, prospects and operating results.

We could be subject to liability, penalties and other restrictive sanctions and adverse consequences arising out of certain governmental investigations and proceedings.

We are cooperating with certain government investigations as discussed in Note 13, *Commitments and Contingencies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. To our knowledge, no government agency in any such ongoing investigation has concluded that any wrongdoing occurred. However, we cannot predict the outcome or impact of any such ongoing matters, and there exists the possibility that we could be subject to liability, penalties and other restrictive sanctions and adverse consequences if the SEC, the U.S. Department of Justice or any other government agency were to pursue legal action in the future. Moreover, we expect to incur costs in responding to related requests for information and subpoenas, and if instituted, in defending against any governmental proceedings.

We may face regulatory challenges to or limitations on our ability to sell vehicles directly.

While we intend to continue to leverage our most effective sales strategies, including sales through our website, we may not be able to sell our vehicles through our own stores in certain states in the U.S. with laws that may be interpreted to impose limitations on this direct-to-consumer sales model. It has also been asserted that the laws in some states limit our ability to obtain dealer licenses from state motor vehicle regulators, and such assertions persist. In certain locations, decisions by regulators permitting us to sell vehicles have been, and may be, challenged by dealer associations and others as to whether such decisions comply with applicable state motor vehicle industry laws. We have prevailed in many of these lawsuits and such results have reinforced our continuing belief that state franchise laws were not intended to apply to a manufacturer that does not have franchise dealers anywhere in the world. In some states, there have also been regulatory and legislative efforts by dealer associations to propose laws that, if enacted, would prevent us from obtaining dealer licenses in their states given our current sales model. A few states have passed legislation that clarifies our ability to operate, but at the same time limits the number of dealer licenses we can obtain or stores that we can operate. The application of state laws applicable to our operations continues to be difficult to predict.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our ability to sell vehicles directly to consumers may harm our financial condition and operating results.

Risks Related to the Ownership of Our Common Stock

The trading price of our common stock is likely to continue to be volatile.

The trading price of our common stock has been highly volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our common stock has experienced over the last 52 weeks an intra-day trading high of $498.83 per share and a low of $214.25 per share. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of our common stock has been historically and may in the future be traded by short sellers which may put pressure on the supply and demand for our common stock, further influencing volatility in its market price. Public perception of our company or management and other factors outside of our control may additionally impact the stock price of companies like us that garner a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market or the market price of our shares, securities class action litigation has been filed against us. While we defend such actions vigorously, any judgment against us or any future shareholder litigation could result in substantial costs and a diversion of our management's attention and resources.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs and other factors.

We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new products and increase production capacity by expanding our current manufacturing facilities and adding future facilities, may not be consistent or linear between periods. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new

markets for the first time and as we develop and introduce new products. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on short-term quarterly financial results. If any of this occurs, the trading price of our stock could fall substantially, either suddenly or over time.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We provide from time to time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. Our guidance is based on certain assumptions such as those relating to anticipated production and sales volumes, costs and operational efficiencies. If our guidance varies from actual results, such as due to our assumptions not being met or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of our common stock could decline significantly.

There is a risk that the technologies and initiatives associated with the 2025 CEO Performance Award, including the product goals, are misaligned with current or future consumer demand, resulting in our failure to invest in or pursue another opportunity that generates significant financial returns or leads to greater shareholder value.

If the 2025 CEO Performance Award inadvertently directs our focus and resources toward specific technologies that are misaligned with market preferences, or such preferences evolve unfavorably, or customer demand for these innovations does not materialize as anticipated, we may miss opportunities better aligned with other needs. In particular, the product goals may not be indicative of the types of products or services that would, in the long run, generate financial returns necessary to justify the significant market capitalization goals of the 2025 CEO Performance Award. The product goals were designed to incentivize Elon Musk to devote time and energy to development of these products and services, as these products and services are directionally consistent with Mr. Musk's vision for the future of our company. Our investments in these technologies and initiatives, including those underlying the product goals, frequently involve long development timelines and substantial capital, and there is no assurance that these investments will deliver the expected business, financial or reputational benefits. As a result, misalignment of consumer demand and the technologies and initiatives associated with the 2025 CEO Performance Award, including the product goals, may impair our ability to realize returns on such investments and could lead to strategic misalignment, underperformance or write-downs of related assets, all of which could have a negative impact on our financial performance and stock price.

If Elon Musk were forced to sell shares of our common stock, either that he has the ability to pledge to secure certain personal loan obligations, or in satisfaction of other obligations, such sales could cause our stock price to decline.

Certain banking institutions have in the past made extensions of credit to Elon Musk, our Chief Executive Officer that were secured by pledges of our common stock. If Mr. Musk were to choose to partially secure any loans with pledges of Tesla common stock that he owns, and the price of our common stock were to decline substantially, Mr. Musk may be forced by one or more of the banking institutions to sell shares of Tesla common stock to satisfy his loan obligations if he could not do so through other means. Further, Mr. Musk from time to time may commit to investing in significant business or other ventures, and as a result, be required to sell shares of our common stock in satisfaction of such commitments. Mr. Musk may also sell a portion of his shares in order to satisfy tax obligations relating to the 2018 CEO Performance Award. Any such sales could cause the price of our common stock to decline.

Anti-takeover provisions contained in our governing documents, applicable laws and certain of our debt facilities could impair a takeover attempt.

Our certificate of formation and bylaws afford certain rights and powers to our board of directors that may facilitate the delay or prevention of an acquisition that it deems undesirable. We are also subject to Section 21.606 of the Texas Business Organizations Code and other provisions of Texas law that limit the ability of shareholders in certain situations to effect certain business combinations. In addition, a change in control may cause the acceleration of certain of our debt facilities. Any of the foregoing provisions and terms that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including third party assessments, internal IT Audit, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things: conduct proactive privacy and cybersecurity reviews of systems and applications, audit applicable data policies, perform penetration testing using external third-party tools and techniques to test security controls, operate a bug bounty program to encourage proactive vulnerability reporting, conduct employee training, monitor emerging laws and regulations related to data protection and information security (including our consumer products) and implement appropriate changes.

We have implemented incident response and breach management processes which have four overarching and interconnected stages: 1) preparation for a cybersecurity incident, 2) detection and analysis of a security incident, 3) containment, eradication and recovery, and 4) post-incident analysis. Such incident responses are overseen by leaders from our Information Security, Product Security, Compliance and Legal teams regarding matters of cybersecurity.

Security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact, and reviewed for privacy impact.

We also conduct tabletop exercises to simulate responses to cybersecurity incidents. Our team of cybersecurity professionals then collaborate with technical and business stakeholders across our business units to further analyze the risk to the company, and form detection, mitigation and remediation strategies.

As part of the above processes, we regularly engage external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards. As of 2025, our Information Security Management System has been certified to conform to the requirements of ISO/IEC 27001:2013.

Our risk management program also assesses third party risks, and we perform third-party risk management to identify and mitigate risks from third parties such as vendors, suppliers, and other business partners associated with our use of third-party service providers. Cybersecurity risks are evaluated when determining the selection and oversight of applicable third-party service providers and potential fourth-party risks when handling and/or processing our employee, business or customer data. In addition to new vendor onboarding, we perform risk management during third-party cybersecurity compromise incidents to identify and mitigate risks to us from third-party incidents.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading “Our information technology systems or data, or those of our service providers or customers or users could be subject to cyber-attacks or other security incidents, which could result in data breaches, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences” included as part of our risk factor disclosures at Item 1A of this Annual Report on Form 10-K.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee receive updates on a quarterly basis from senior management, including leaders from our Information Security, Product Security, Compliance and Legal teams regarding matters of cybersecurity. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Our cybersecurity risk management and strategy processes are overseen by leaders from our Information Security, Product Security, Compliance and Legal teams. Such individuals have an average of over 16 years of prior work experience in various roles involving information technology, including security, auditing, compliance, systems and programming. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items.

ITEM 2. PROPERTIES

We are headquartered in Austin, Texas. Our principal facilities include a large number of properties in North America, Europe and Asia utilized for manufacturing and assembly, warehousing, engineering, retail and service locations, Supercharger sites and administrative and sales offices. Our facilities are used to support both of our reporting segments, and are suitable and adequate for the conduct of our business. We generally lease such facilities with the primary exception of some manufacturing facilities. The following table sets forth the location of our primary owned and leased manufacturing facilities.

Primary Manufacturing Facilities	Location	Owned or Leased
Gigafactory Texas	Austin, Texas	Owned
Fremont Factory	Fremont, California	Owned
Gigafactory Nevada	Sparks, Nevada	Owned
Gigafactory Berlin-Brandenburg	Grunheide, Germany	Owned
Gigafactory Shanghai	Shanghai, China	*
Megafactory Shanghai	Shanghai, China	*
Gigafactory New York	Buffalo, New York	Leased
Megafactory Lathrop	Lathrop, California	Leased

* We own the building and the land use rights with an initial term of 50 years. The land use rights are treated as operating lease right-of-use assets.

ITEM 3. LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, see Note 13, *Commitments and Contingencies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has traded on The NASDAQ Global Select Market under the symbol "TSLA" since it began trading on June 29, 2010. Our initial public offering was priced at approximately $1.13 per share on June 28, 2010 as adjusted to give effect to the three-for-one stock split effected in the form of a stock dividend in August 2022 and the five-for-one stock split effected in the form of a stock dividend in August 2020.

Holders

As of January 23, 2026, there were 9,797 holders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any filing of Tesla, Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph shows a comparison, from January 1, 2021 through December 31, 2025, of the cumulative total return on our common stock, The NASDAQ Composite Index and a group of all public companies sharing the same SIC code as us, which is SIC code 3711, "Motor Vehicles and Passenger Car Bodies" (Motor Vehicles and Passenger Car Bodies Public Company Group). Such returns are based on historical results and are not intended to suggest future performance. Data for The NASDAQ Composite Index and the Motor Vehicles and Passenger Car Bodies Public Company Group assumes an investment of $100 on January 1, 2021 and reinvestment of dividends. We have never declared or paid cash dividends on our common stock nor do we anticipate paying any such cash dividends in the foreseeable future.


Comparison of 60 Months Cumulative Total Return
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Unregistered Sales of Equity Securities and Use of Proceeds

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. For further discussion of our products and services, technology and competitive strengths, refer to Item 1- Business. For discussion related to changes in financial condition and the results of operations for fiscal year 2024-related items, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for fiscal year 2024, which was filed with the SEC on January 30, 2025.

Overview and 2025 Highlights

We are focused on bringing artificial intelligence into the real world, through products and services like FSD (Supervised) and Robotaxi, as well as working to develop and commercialize AI robots (including Optimus). We intend to leverage our current operations, in which we design, develop, manufacture, sell and lease high-performance fully electric vehicles and energy generation and storage systems that increasingly deliver AI-related and enhanced software and services to our customers, to achieve that objective.

As a result of rapidly evolving trade and fiscal policy, uncertainty in the automotive and energy markets continues, posing risks to our global supply chain and cost structure which could have a meaningfully adverse impact on demand for our products and our profitability. The current tariff regime will have a relatively larger impact on our energy generation and storage business compared to our automotive business. While we prepare for near-term challenges to our business under current policies, we are focused on long-term growth opportunities as we continue to make prudent investments.

In 2025, we produced approximately 1.66 million consumer vehicles and delivered approximately 1.64 million consumer vehicles. We are focused on profitable growth via a differentiated and efficiently managed product portfolio that leverages our existing factories and production lines, further improving and deploying our FSD (Supervised) capabilities, including future autonomous capabilities through our purpose-built Robotaxi product, Cybercab, reducing costs, increasing vehicle production, utilized capacity and delivery capabilities, improving and developing our vehicles, battery and AI compute technologies, vertically integrating and localizing our supply chain, and expanding our global infrastructure, including our service and charging infrastructure. We have continued to expand and refine our Robotaxi service after its June 2025 launch, capitalizing on our AI investments and scalable mobility infrastructure to advance a service-driven business model.

In 2025, we deployed 46.7 GWh of energy storage products. We are focused on ramping the production, increasing the market penetration of our energy storage products, developing our battery technologies and vertically integrating, localizing and expanding our supply chain.

In 2025, we recognized total revenues of $94.83 billion, representing a decrease of $2.86 billion compared to the prior year. In 2025, our net income attributable to common stockholders was $3.79 billion, representing a decrease of $3.30 billion compared to the prior year. We continue to ramp production and build and optimize our manufacturing capacity, expand our operations while focusing on further cost reductions and operational efficiencies to enable increased deliveries and deployments of our products, and invest in research and development to accelerate our AI, software and fleet-based profits for further revenue growth.

We ended 2025 with $44.06 billion in cash and cash equivalents and investments, representing an increase of $7.50 billion from the end of 2024. Our cash flows provided by operating activities were $14.75 billion in 2025 compared to $14.92 billion in 2024, representing a decrease of $176 million. Capital expenditures amounted to $8.53 billion in 2025 compared to $11.34 billion in 2024, representing a decrease of $2.82 billion. Overall growth has allowed our business to generally fund itself, and we will continue to make critical high-value investments while maintaining a strong balance sheet.

Management Opportunities, Challenges and Uncertainties and 2026 Outlook

Automotive and AI Enabled Products—Production

We are focused on growing and optimizing our manufacturing capacity, which includes capacity for manufacturing newer vehicle models and future vehicles utilizing aspects of our next generation platform, while maximizing production rate and efficiency at our Gigafactories. In 2025, we completed the refresh of our vehicle lineup with the launch of the new Model Y and additional variants for Model 3 and Model Y. The next phase of production growth will be initiated by advances in autonomy and the introduction of new products, including those built on our next generation vehicle platform, as well as our ability to efficiently manufacture our own cells that we are developing to have high-volume output, lower capital and production costs and longer range. Our goals are to improve vehicle performance, decrease production costs and increase affordability and customer awareness. We are also capitalizing on our strengths in real-world AI data to advance the development of Optimus, a general purpose, autonomous humanoid robot.

These plans are subject to uncertainties inherent in establishing and ramping manufacturing operations, which may be exacerbated by new product and manufacturing technologies we introduce, the number of concurrent international projects, any industry-wide component constraints, labor shortages and any future impact from events outside of our control. For example, changes to fiscal and trade policy with respect to tariffs, export controls and other restrictions may impact our global supply chain cost structure and availability, affecting not only vehicle production, but also facility expansions. Moreover, we have set ambitious technological targets with our plans for battery cells as well as for iterative manufacturing and design improvements for our vehicles.

Automotive and AI Enabled Products—Demand, Sales, Deliveries and Infrastructure

Our cost reduction efforts, cost innovation strategies, and additional localized procurement and manufacturing are key to our vehicles' affordability and have allowed us to competitively price our vehicles. We will also continue to generate demand by improving our vehicles' performance and functionality, including through product offerings and features utilizing artificial intelligence such as FSD (Supervised) and other software, and delivering new vehicles and vehicle options. In addition, we believe the launch of our Robotaxi service unlocks the potential for significant business growth to advance a service-driven business model. We will continue to improve safety and profitability while scaling the network. In addition, we have been increasing awareness, and expanding our vehicle financing programs, including attractive leasing terms for our customers. We will also continue to work on developing our robotics offerings.

However, we operate in a cyclical industry that is sensitive to shifting consumer trends, political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices, interest rate fluctuations and the liquidity of enterprise customers. For example, as inflationary pressures increased across the markets in which we operate, central banks in developed countries raised interest rates rapidly and substantially, which impacted the affordability of vehicle lease and finance arrangements. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. Additionally, our suppliers' liquidity and allocation plans may be affected by current challenges in the automotive industry, which could reduce our access to components or result in unfavorable changes to cost. These macroeconomic and industry trends have had, and will likely continue to have, an impact on the pricing of, and order rate for our vehicles, and in turn our operating margin.

Changes in government and economic policies, incentives or tariffs may also impact our production, cost structure and the competitive landscape. For instance, while the final scope and application of recently announced changes in trade policy remain uncertain at this time, higher tariffs on imports and subsequent retaliatory tariffs could adversely impact consumer spending and demand for durable goods and related services. Furthermore, certain provisions of the OBBBA, including the removal of tax credits for electric vehicles, may also impact consumer demand for electric vehicles in general. We will continue to adjust accordingly to such developments, and we believe our ongoing cost reduction efforts, including through production innovation, process improvements and logistics optimization, and focus on operating leverage, vertical integration and supply chain localization will continue to benefit us in relation to our competitors. Our new products and our advances in autonomy and robotics, position us for future growth.

As our vehicle production increases, we must work constantly to similarly increase vehicle delivery capability so that it does not become a bottleneck on our total deliveries. As we expand our manufacturing operations globally, we will also have to continue to increase and staff our delivery, servicing and charging infrastructure accordingly, maintain our vehicle reliability and optimize our Supercharger locations to ensure cost effectiveness and customer satisfaction. In particular, as other automotive manufacturers have announced their adoption of NACS and agreements with us to utilize our Superchargers, we must correspondingly expand our network in order to ensure adequate availability to meet customer demands. We also remain focused on continued enhancements of the capability and efficiency of our servicing operations. In tandem with the launch of our Robotaxi business, we are focused on developing and optimizing dedicated infrastructure, including in relation to vehicle cleaning and maintenance, charging, security, teleoperations and fleet management, to ensure service quality as we continue to scale.

Energy Generation and Storage Demand, Production and Deployment

The long-term success of this business is dependent upon incremental volume growth. We continue to increase the production and capabilities of our energy storage products to meet high levels of demand, including the ramps of our Megafactories in Shanghai and Lathrop, California, and the construction of a new Megafactory near Houston, Texas. In 2025, we introduced Megapack 3 and Megablock, our next-generation industrial storage product, and began manufacturing a new residential retrofit solar panel. For Megapack, energy storage deployments can vary meaningfully quarter to quarter depending on the timing of specific project milestones and logistics. As these product lines grow, we will have to maintain adequate battery cell supply for our energy storage products. At the same time, changes in government and economic incentives or tariffs may also impact our sales, cost structure and the competitive landscape. For instance, import tariffs by the US government and the provisions of the OBBBA could significantly increase battery cell expenses and impact costs for our consumers, negatively impacting consumer demand. Despite these challenges, as AI infrastructure drives rapid load growth, we see opportunities for our energy storage products to stabilize the grid, shift energy when it is needed most and provide additional power capacity.

Cash Flow and Capital Expenditure Trends

Our capital expenditures are typically difficult to project beyond the short-term given the number and breadth of our core projects at any given time, and may further be impacted by uncertainties in future global market conditions and shifting global trade and fiscal policy. We are simultaneously developing and ramping new products, building or ramping manufacturing facilities on three continents, piloting the development and manufacture of new battery cell technologies, expanding our Supercharger network and investing in autonomy, robotics and other artificial intelligence enabled training and products and its supporting infrastructure, and the pace of our capital spend may vary depending on overall priority among projects, the pace at which we meet milestones, production adjustments to and among our various products, increased capital efficiencies and the addition of new projects. We are focused on long-term growth opportunities through critical, high-value investments. We currently expect our capital expenditures to be in excess of $20 billion in 2026, driven by our AI initiatives, including investments in compute infrastructure and data centers, the expansion and ramp of our manufacturing and R&D production lines and facilities, and growth in our fleet of company-operated AI-enabled assets and our retail, service and charging footprint. We believe this strategy will position our Company for further growth as we make investments in a capital efficient manner.

Our business has generally been consistently generating cash flow from operations in excess of our level of capital spend, and with better working capital management resulting in shorter days sales outstanding than days payable outstanding, our sales growth is also generally facilitating positive cash generation. We have and will continue to utilize such cash flows, among other things, to invest in autonomy and robotics, further vertically integrate our supply chain, expand our product roadmap and provide financing options to our customers. At the same time, periods of heightened levels of capital expenditures due to capital-intensive projects and other potential variables such as rising material prices and increases in supply chain and labor expenses resulting from changes in global trade conditions and labor availability, will necessitate additional funding beyond our operating cash flow.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

The estimates used for, but not limited to, determining significant economic incentive for resale value guarantee arrangements, sales return reserves, resale value guarantee liabilities, income tax, the collectability of accounts and finance receivables, fair value and probability assessments of stock-based awards, inventory valuation, warranties, fair value of long-lived assets, fair value of financial instruments, fair value and residual value of operating lease vehicles and energy generation and storage systems subject to leases could be impacted. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this Annual Report on Form 10-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Revenue Recognition

Automotive Sales

Automotive sales revenue includes revenues related to cash and financing deliveries of new vehicles, and specific other features and services that meet the definition of a performance obligation under Accounting Standards Codification 606, *Revenue from Contracts with Customers* ("ASC 606"), including access to our internet connectivity, access to our FSD (Supervised) features and their ongoing maintenance, free Supercharging programs and over-the-air software updates. We recognize revenue on automotive sales, net of any discounts or financial subsidies, upon delivery to the customer, which is when the control of a vehicle transfers. Payments are typically received at the point control transfers or in accordance with payment terms customary to the business, except sales we finance for which payments are collected over the contractual loan term. We also recognize a sales return reserve based on historical experience plus consideration for expected future market values when we offer resale value guarantees or similar buyback terms. Other features and services such as access to our internet connectivity, unlimited free Supercharging and over-the-air software updates are provisioned upon transfer of control of a vehicle and recognized over time on a straight-line basis as we have a stand-ready obligation to deliver such services to the customer. Other limited free Supercharging incentives are recognized based on actual usage or expiration, whichever is earlier. We recognize revenue related to these other features and services over the performance period, which is generally the expected ownership life of the vehicle. Revenue related to FSD (Supervised) features is recognized when functionality is delivered to the customer and their ongoing maintenance is recognized over time. For our obligations related to automotive sales, we estimate standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available. Customers may purchase subscriptions, including FSD (Supervised) and premium connectivity, after taking delivery of their vehicles. Revenue from subscriptions is recognized either over time or point in time depending on the nature of contractual terms.

Any fees or financial subsidies that are paid or payable by us to a customer's lender when we arrange the financing are recognized upfront as an offset against automotive sales revenue. As our contract costs related to automotive sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred. Amounts billed to customers related to shipping and handling are classified as automotive sales revenue, and we have elected to recognize the cost for freight and shipping when control over vehicles, parts or accessories have transferred to the customer as an expense in cost of automotive sales revenue. Our policy is to exclude taxes collected from a customer from the transaction price of automotive contracts.

We offer resale value guarantees to our commercial banking partners in connection with certain vehicle leasing programs. Under these programs, we originate the lease with our end customer and immediately transfer the lease and the underlying vehicle to our commercial banking partner, with the transaction being accounted for as a sale under ASC 606. We receive upfront payment for the vehicle, do not bear casualty and credit risks during the lease term, and we provide a guarantee capped to a limit if they are unable to sell the vehicle at or above the vehicle's contractual or determined residual value at the end of the lease term. We estimate a guarantee liability in accordance with ASC 460, *Guarantees* and record it within other liabilities on our consolidated balance sheets. On a quarterly basis, we assess the estimated market value of vehicles sold under these programs to determine whether there have been changes to the amount of expected resale value guarantee liabilities. As we accumulate more data related to the resale values of our vehicles or as market conditions change, there may be material changes to their estimated values.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost for vehicles and energy products, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts. If our inventory on-hand is in excess of our future demand forecast, the excess amounts are written-off.

We also review our inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires us to determine the estimated selling price of our vehicles less the estimated cost to convert the inventory on-hand into a finished product. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Should our estimates of future selling prices or production costs change, additional and potentially material write-downs may be required. A small change in our estimates may result in a material charge to our reported financial results.

Warranties

We provide a manufacturer's warranty on all new and used vehicles and a warranty on the installation and components of the energy generation and storage systems we sell for periods typically between 1 to 25 years. We accrue a warranty reserve for the products sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls if identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. The warranty reserve does not include projected service costs associated with our vehicles subject to operating lease accounting and our energy generation and storage systems under lease contracts or PPAs, as these service costs are expensed as incurred. The portion of the warranty reserve expected to be incurred within the next 12 months is included within Accrued liabilities and other, while the remaining balance is included within Other long-term liabilities on the consolidated balance sheets. For liabilities that we are entitled to receive indemnification from our suppliers, we record receivables for the contractually obligated amounts on the consolidated balance sheets as a component of Prepaid expenses and other current assets for the current portion and as Other non-current assets for the long-term portion. Warranty expense is recorded as a component of Cost of revenues in the consolidated statements of operations. Due to the magnitude of our automotive business, our accrued warranty balance is primarily related to our automotive segment.

Stock-Based Compensation

We use the fair value method of accounting for our restricted stock awards ("RSAs"), stock options and restricted stock units ("RSUs") granted to employees and for our employee stock purchase plan ("the ESPP") to measure the cost of employee services received in exchange for the stock-based awards. Stock-based compensation expense for equity awards is a non-cash expense and is recorded in Cost of revenues, Research and development expense and Selling, general and administrative expense in the consolidated statements of operations based on the function of the employee.

Equity awards with service and/or performance conditions

The fair value of stock option awards with service and/or performance conditions and the ESPP is estimated on the grant or offering date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected award term and expected share price volatility. The fair value of RSUs with service and/or performance conditions is measured on the grant date based on the closing fair market value of our common stock. The resulting stock-based compensation expense for stock options, RSUs and the ESPP is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally four years for stock options and RSUs and six months for the ESPP.

The fair value of restricted stock granted to our CEO with service and/or performance conditions is measured on the grant date based on the closing fair market value of our common stock, adjusted to take into account the illiquidity discount due to any applicable required holding period, less any purchase price or offset amount. The illiquidity discount is determined using a valuation model that requires inputs such as expected share price volatility and the employee's expected tax rate. The inputs used in the valuation models, which are subjective and generally require significant judgment, are unique to each award based on the best available information at the valuation date.

Stock-based compensation expense for equity awards with performance conditions is recognized over the requisite service period when the vesting of the award becomes probable. Stock-based compensation expense is recognized on a straight-line basis for equity awards with only a service condition and on a graded vesting basis for equity awards with a performance condition, net of actual forfeitures in the period.

Equity awards with market, service and performance conditions

The fair value and derived service period of performance-based awards granted to our CEO with market, service and performance conditions are estimated on the grant date using a Monte Carlo simulation model. A Monte Carlo simulation model requires inputs such as the risk-free interest rate, expected award term, expected share dilution and expected share price volatility. For awards with a holding requirement that is in effect post-vesting, the fair value is adjusted to take into account an illiquidity discount, which is determined using a valuation model that requires inputs such as expected share price volatility and the employee's expected tax rate. These inputs, which are subjective and generally require significant judgment, are unique to each award based on the best available information at the valuation date.

For such awards, stock-based compensation expense is recognized on a straight-line basis over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable. If applicable, stock-based compensation expense for such awards is recognized over the longer of (i) the expected service period, (ii) the expected achievement period for the operational milestone (performance condition) and (iii) the expected achievement period for the related market capitalization milestone determined on the grant date, with recognition beginning at the point in time that the relevant operational milestone is considered probable of achievement. If such operational milestone becomes probable any time after the grant date or the expected achievement period changes, we will recognize a cumulative expense adjustment from the grant date to that point in time. Stock-based compensation expense will continue to be recognized over the expected achievement period for the operational milestone (if applicable) regardless of whether the market capitalization milestone is achieved earlier than its expected achievement period or achieved at all, as long as the service condition continues to be satisfied. If an operational milestone is subsequently determined to be improbable of achievement, stock-based compensation expense previously recognized would be reversed in the period the condition is deemed improbable.

Income Taxes

We are subject to income taxes in the U.S. and in many foreign jurisdictions. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets that are not more likely than not to be realized. We monitor the realizability of our deferred tax assets taking into account all relevant factors at each reporting period. In completing our assessment of realizability of our deferred tax assets, we consider our history of income (loss) measured at pre-tax income (loss) adjusted for permanent book-tax differences on a jurisdictional basis, volatility in actual earnings, excess tax benefits related to stock-based compensation in recent prior years, and impacts of the timing of reversal of existing temporary differences. We also rely on our assessment of the Company's projected future results of business operations, including uncertainty in future operating results relative to historical results, volatility in the market price of our common stock and its performance over time, variable macroeconomic conditions impacting our ability to forecast future taxable income, and changes in business that may affect the existence and magnitude of future taxable income. Our valuation allowance assessment is based on our best estimate of future results considering all available information.

Furthermore, significant judgment is required in evaluating our tax positions. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. As a result, we recognize the effect of this uncertainty on our tax attributes or taxes payable based on our estimates of the eventual outcome. These effects are recognized when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that some of those positions may not be fully sustained upon review by tax authorities. We are required to file income tax returns in the U.S. and various foreign jurisdictions, which requires us to interpret the applicable tax laws and regulations in effect in such jurisdictions. Such returns are subject to audit by the various federal, state and foreign taxing authorities, who may disagree with respect to our tax positions. We believe that our consideration is adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. We review and update our estimates in light of changing facts and circumstances, such as the closing of a tax audit, the lapse of a statute of limitations or a change in estimate. To the extent that the final tax outcome of these matters differs from our expectations, such differences may impact income tax expense in the period in which such determination is made.

Results of Operations

Revenues

	Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change	
(Dollars in millions)	2025	2024	2023	$	%	$	%
Automotive sales	$ 65,821	$ 72,480	$ 78,509	$ (6,659)	(9)%	$ (6,029)	(8)%
Automotive regulatory credits	1,993	2,763	1,790	(770)	(28)%	973	54 %
Automotive leasing	1,712	1,827	2,120	(115)	(6)%	(293)	(14)%
Total automotive revenues	69,526	77,070	82,419	(7,544)	(10)%	(5,349)	(6)%
Services and other	12,530	10,534	8,319	1,996	19 %	2,215	27 %
Total automotive & services and other segment revenue	82,056	87,604	90,738	(5,548)	(6)%	(3,134)	(3)%
Energy generation and storage segment revenue	12,771	10,086	6,035	2,685	27 %	4,051	67 %
Total revenues	$ 94,827	$ 97,690	$ 96,773	$ (2,863)	(3)%	$ 917	1 %

Automotive & Services and Other Segment

Automotive sales revenue includes revenues related to cash and financing deliveries of new vehicles, including internet connectivity, access to our FSD (Supervised) features and their ongoing maintenance, free Supercharging programs and over-the-air software updates. These deliveries are vehicles that are not subject to lease accounting.

Automotive regulatory credits includes sales of regulatory credits to other automotive manufacturers. Our revenue from automotive regulatory credits is directly related to our new vehicle production, sales and pricing negotiated with our customers. We monetize them proactively as new vehicles are sold based on standing arrangements with buyers of such credits, typically as close as possible to the production and delivery of the vehicle or changes in regulation impacting the credits.

Automotive leasing revenue includes the amortization of revenue for vehicles under direct operating lease agreements and lease buyout revenue. Additionally, automotive leasing revenue includes direct sales-type leasing programs where we recognize all revenue associated with the sales-type lease upon delivery to the customer.

Services and other revenue consists of sales of used vehicles, non-warranty maintenance services and collision, paid Supercharging sessions, automotive insurance business revenue, part sales and retail merchandise sales.

2025 compared to 2024

Automotive sales revenue decreased $6.66 billion, or 9%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024, due a decrease of approximately 8% in cash deliveries and a lower average selling price per unit driven by sales mix and higher customer incentives such as attractive financing options.

Automotive regulatory credits revenue decreased $770 million, or 28%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024. Fluctuations in automotive regulatory credits are impacted by our supply of credits, subject to changes in regulation, production and sales. In 2025, governmental and regulatory actions, such as OBBBA, have restricted certain regulatory credit programs tied to our products. Furthermore, we are impacted by the demand for credits by other automobile manufacturers.

Services and other revenue increased $2.00 billion, or 19%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to increases in paid Supercharging sessions, non-warranty maintenance services and collision revenue, used vehicle sales volume and automotive insurance business revenue.

Energy Generation and Storage Segment

Energy generation and storage revenue includes sales, leasing, and financing of energy generation and storage products, services related to such products and sales of energy generation incentives.

2025 compared to 2024

Energy generation and storage revenue increased $2.69 billion, or 27%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to increases in Megapack and Powerwall deployments, partially offset by a decrease in average selling price of Megapack.

Cost of Revenues and Gross Margin

	Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change	
(Dollars in millions)	2025	2024	2023	$	%	$	%
Cost of revenues							
Automotive sales	$ 56,267	$ 61,870	$ 65,121	$ (5,603)	(9)%	$ (3,251)	(5)%
Automotive leasing	898	1,003	1,268	(105)	(10)%	(265)	(21)%
Total automotive cost of revenues	57,165	62,873	66,389	(5,708)	(9)%	(3,516)	(5)%
Services and other	11,599	9,921	7,830	1,678	17 %	2,091	27 %
Total automotive & services and other segment cost of revenues	68,764	72,794	74,219	(4,030)	(6)%	(1,425)	(2)%
Energy generation and storage segment	8,969	7,446	4,894	1,523	20 %	2,552	52 %
Total cost of revenues	$ 77,733	$ 80,240	$ 79,113	$ (2,507)	(3)%	$ 1,127	1 %
Gross profit total automotive	$ 12,361	$ 14,197	$ 16,030				
Gross margin total automotive	17.8 %	18.4 %	19.4 %				
Gross profit total automotive & services and other segment	$ 13,292	$ 14,810	$ 16,519				
Gross margin total automotive & services and other segment	16.2 %	16.9 %	18.2 %				
Gross profit energy generation and storage segment	$ 3,802	$ 2,640	$ 1,141				
Gross margin energy generation and storage segment	29.8 %	26.2 %	18.9 %				
Total gross profit	$ 17,094	$ 17,450	$ 17,660				
Total gross margin	18.0 %	17.9 %	18.2 %				

Automotive & Services and Other Segment

Cost of automotive sales revenue includes direct and indirect materials, labor costs, manufacturing overhead, including depreciation costs of tooling and machinery, shipping and logistic costs, tariffs, reserves for estimated warranty expenses, FSD (Supervised) ongoing maintenance costs, vehicle connectivity costs, and allocations of electricity and infrastructure costs related to our free Supercharging programs. Cost of automotive sales revenues also includes adjustments to warranty expense and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. Additionally, cost of automotive sales revenue benefits from manufacturing credits recognized.

Cost of automotive leasing revenue includes the depreciation of operating lease vehicles, cost of goods sold associated with lease buyouts and direct sales-type leases, and servicing of leased vehicles.

Costs of services and other revenue includes cost of used vehicles including refurbishment costs, labor and material costs associated with providing non-warranty maintenance services and collision, operating costs of paid Supercharging sessions, claim costs associated with providing automotive insurance, and costs associated with our part sales and retail merchandise sales.

2025 compared to 2024

Cost of automotive sales revenue decreased $5.60 billion, or 9%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024 due to the decrease in deliveries year over year as discussed above and lower average cost per unit due to sales mix and lower material costs, partially offset by lower fixed cost absorption and an increase in tariffs compared to the prior year.

Cost of services and other revenue increased $1.68 billion, or 17%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to increases in used vehicle sales volume and cost, cost of paid Supercharging sessions, cost related to our automotive insurance business, and cost related to our non-warranty maintenance services and collision revenue.

Gross margin for total automotive decreased from 18.4% to 17.8% in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to a decrease in regulatory credits revenue as well as the changes in automotive sales revenue and cost of automotive sales revenue, as discussed above.

Gross margin for total automotive & services and other segment decreased from 16.9% to 16.2% in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to a decrease in regulatory credits revenue, partially offset by an improvement in services and other margins.

Energy Generation and Storage Segment

Cost of energy generation and storage revenue includes direct and indirect material, tariffs, labor costs, manufacturing overhead, including depreciation costs of tooling and machinery, shipping and logistic costs, warranty expense and cost of servicing. Cost of energy generation and storage revenue also includes charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. Additionally, cost of energy generation and storage revenue benefits from manufacturing credits earned. In agreements for energy generation and storage systems and PPAs where we are the lessor, the cost of revenue is primarily comprised of depreciation of the cost of leased energy generation and storage systems, maintenance costs associated with those systems and amortization of any initial direct costs.

2025 compared to 2024

Cost of energy generation and storage revenue increased $1.52 billion, or 20%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily from increases in Megapack and Powerwall deployments, partially offset by a decrease in average cost per unit for Megapack and Powerwall from lower raw material costs, lower manufacturing costs for Megapack in part from the ramp of Shanghai Megafactory, partially offset by higher tariffs.

Gross margin for energy generation and storage increased from 26.2% to 29.8% in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due the changes in energy generation and storage revenue and cost of energy generation and storage revenue, as discussed above.

Research and Development Expense

	Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change	
(Dollars in millions)	2025	2024	2023	$	%	$	%
Research and development	$ 6,411	$ 4,540	$ 3,969	$ 1,871	41 %	$ 571	14 %
As a percentage of revenues	7 %	5 %	4 %				

Research and development ("R&D") expense consists primarily of personnel costs for our teams in engineering and research, facilities costs such as data center depreciation, prototyping expense, and professional and contract services.

R&D expense increased $1.87 billion, or 41%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to increases in costs related to AI and other programs as we continue to expand our product roadmap and technologies and an increase in stock-based compensation of $500 million. R&D expense as a percentage of revenue increased from 5% to 7% in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to higher R&D expense and a decrease in total revenue as compared to the prior year.

Selling, General and Administrative Expense

	Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change	
(Dollars in millions)	2025	2024	2023	$	%	$	%
Selling, general and administrative	$ 5,834	$ 5,150	$ 4,800	$ 684	13 %	$ 350	7 %
As a percentage of revenues	6 %	5 %	5 %				

Selling, general and administrative ("SG&A") expense generally consist of personnel and facilities costs related to our stores, marketing, sales, executive, finance, human resources, information technology and legal organizations, as well as fees for professional and contract services, litigation settlements, bank charges and marketing fees.

SG&A expenses increased $684 million, or 13%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024 driven by a $354 million increase in operating expenses including legal charges, a $256 million increase in employee and labor costs, including professional services, a $235 million increase in stock-based compensation, partially offset by an $83 million decrease in marketing expenses and a $78 million decrease in facilities related expenses.

Restructuring and Other

	Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change	
(Dollars in millions)	2025	2024	2023	$	%	$	%
Restructuring and other	$ 494	$ 684	$ —	$ (190)	(28)%	$ 684	Not meaningful

In the second quarter of 2024, we initiated and substantially completed certain restructuring actions to reduce costs and improve efficiency. As a result, we recognized $583 million of employee termination expenses in Restructuring and other in our consolidated statement of operations.

In the third quarter of 2025, we initiated certain actions in order to reduce costs and improve efficiency through convergence of AI chip design efforts. As a result, we recognized $390 million of expenses within our automotive segment in the second half of 2025, related to charges for supercomputer assets, contract terminations and employee terminations.

Interest Income

	Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change	
(Dollars in millions)	2025	2024	2023	$	%	$	%
Interest income	$ 1,680	$ 1,569	$ 1,066	$ 111	7 %	$ 503	47 %

Interest income increased $111 million, or 7%, in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to higher interest earned on our cash and cash equivalents and short-term investments due to an increase in our average portfolio balance, partially offset by a lower average interest rate.

Other Income (Expense), Net

	Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change	
(Dollars in millions)	2025	2024	2023	$	%	$	%
Other (expense) income, net	$ (419)	$ 695	$ 172	$ (1,114)	Not meaningful	$ 523	304%

Other (expense) income, net, consists of foreign exchange gains and losses related to our foreign currency-denominated monetary assets and liabilities and fair value remeasurements of our digital assets following the adoption of ASU 2023-08 effective January 1, 2024. See Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Other (expense) income, net, changed unfavorably by $1.11 billion in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to mark-to-market on our bitcoin digital assets and fluctuations in foreign currency exchange rates on our intercompany balances. As our intercompany balances are significant in nature and we do not typically hedge foreign currency risk, we can experience significant fluctuations in foreign currency exchange rate gains and losses from period to period.

Provision for (Benefit from) Income Taxes

	Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change	
(Dollars in millions)	2025	2024	2023	$	%	$	%
Provision for (benefit from) income taxes	$ 1,423	$ 1,837	$ (5,001)	$ (414)	(23)%	$ 6,838	Not meaningful
Effective tax rate	27 %	20 %	(50)%				

Our provision for (benefit from) income taxes decreased by $414 million in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to a reduction in income before income taxes. Our effective tax rate increased from 20% to 27% in the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to changes in the mix of our jurisdictional earnings, a decrease in foreign income deductions resulting from lower taxable income attributable to the OBBBA and the remeasurement of our deferred tax assets related to net controlled foreign corporation tested income ("NCTI") under the OBBBA.

See Note 12, *Income Taxes*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Liquidity and Capital Resources

As discussed in Part II, Item 9B, Other Information—xAI Investment of this Annual Report on Form 10-K, the Company entered into an agreement in January 2026 to make a minority equity investment.

We generally expect to continue to generate net positive operating cash flow. The cash we generate from our core operations enables us to fund ongoing operations and production, our research and development projects for new products and technologies including our proprietary battery cells, additional manufacturing ramps at existing manufacturing facilities, the construction of future factories, and the continued expansion of our retail and service locations, body shops, Mobile Service fleet, Supercharger, energy product installation capabilities and autonomy and other artificial intelligence enabled products.

In addition, because a large portion of our future expenditures will be to fund our growth, we expect that if needed we will be able to adjust our capital and operating expenditures by operating segment. For example, if our near-term manufacturing operations decrease in scale or ramp more slowly than expected, including due to global economic, tax, trade or business conditions, we may choose to correspondingly slow the pace of our capital expenditures. Finally, we continually evaluate our cash needs and may decide it is best to raise additional capital or seek alternative financing sources to fund the rapid growth of our business, including through drawdowns on existing or new debt facilities or financing funds. Conversely, we may also from time to time determine that it is in our best interests to voluntarily repay certain indebtedness early.

Accordingly, we believe that our current sources of funds will provide us with adequate liquidity during the 12-month period following December 31, 2025, as well as in the long-term.

See the sections below for more details regarding the material requirements for cash in our business and our sources of liquidity to meet such needs.

Material Cash Requirements

From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. However, due to contractual terms, variability in the precise growth curves of our development and production ramps, and opportunities to renegotiate pricing, we generally do not have binding and enforceable purchase orders under such contracts beyond the short-term, and the timing and magnitude of purchase orders beyond such period is difficult to accurately project.

As discussed in and subject to the considerations referenced in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations—Management Opportunities, Challenges and Uncertainties and 2026 Outlook—Cash Flow and Capital Expenditure Trends* in this Annual Report on Form 10-K, we currently expect our capital expenditures to exceed $20 billion in 2026 driven by our AI initiatives, including investments in compute infrastructure and data centers, the expansion and ramp of our manufacturing and R&D production lines and facilities, and growth in our fleet of company-operated AI-enabled assets and our retail, service and charging footprint. Changes in trade policy may necessitate adjustments to our project timelines, potentially impacting our capital expenditure expectations.

As of December 31, 2025, we and our subsidiaries had outstanding $8.18 billion in aggregate principal amount of indebtedness, of which $1.58 billion is current. As of December 31, 2025, our total minimum lease payments was $7.96 billion, of which $1.32 billion is due in the succeeding 12 months. For details regarding our indebtedness and lease obligations, refer to Note 9, *Debt*, and Note 10, *Leases*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Sources and Conditions of Liquidity

Our sources to fund our material cash requirements are predominantly from our deliveries and servicing of new and used vehicles, deployments and servicing of our energy storage products, interest income, and proceeds from debt facilities and equity offerings, when applicable.

As of December 31, 2025, we had $16.51 billion and $27.55 billion of cash and cash equivalents and short-term investments, respectively. Balances held in foreign currencies had a U.S. dollar equivalent of $4.37 billion and consisted primarily of Chinese yuan and euro. We had $6.43 billion of unused committed credit amounts as of December 31, 2025. For details regarding our indebtedness, refer to Note 9, *Debt*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We continue adapting our strategy to meet our liquidity and risk objectives, such as investing in U.S. government securities and other investments, investing in autonomy, further vertically integrating our supply chain, expanding our product roadmap and providing financing options to our customers.

Summary of Cash Flows

	Year Ended December 31,		
(Dollars in millions)	2025	2024	2023
Net cash provided by operating activities	$ 14,747	$ 14,923	$ 13,256
Net cash used in investing activities	$ (15,478)	$ (18,787)	$ (15,584)
Net cash provided by financing activities	$ 1,139	$ 3,853	$ 2,589

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as research and development and selling, general and administrative and working capital. Our operating cash inflows include cash from vehicle sales and related servicing, sales of energy generation and storage products, customer lease and financing payments, sales of regulatory credits and interest income on our cash and investments portfolio. These cash inflows are offset by our payments to suppliers for production materials and parts used in our manufacturing process, operating expenses, operating lease payments and interest payments on our financings.

Net cash provided by operating activities decreased by $176 million to $14.75 billion during the year ended December 31, 2025 from $14.92 billion during the year ended December 31, 2024. This decrease was primarily due to a decrease in net income excluding non-cash expenses, gains and losses of $737 million, partially offset by favorable changes in net operating assets and liabilities of $561 million.

Cash Flows from Investing Activities

Net cash flows from investing activities and their variability across each period related primarily to capital expenditures, which were $8.53 billion and $11.34 billion for the years ended December 31, 2025 and 2024, respectively, mainly for global AI and operational infrastructure and factory expansion, as well as machinery and equipment as we expand and enhance our product roadmap. We also purchased $6.95 billion and $7.45 billion of investments, net of proceeds from maturities and sales, for the years ended December 31, 2025 and 2024, respectively.

Cash Flows from Financing Activities

Net cash flows from financing activities decreased by $2.71 billion to $1.14 billion during the year ended December 31, 2025 from $3.85 billion during the year ended December 31, 2024. The decrease was primarily due to a $3.05 billion increase in repayments of debt and a $158 million decrease in proceeds from issuances of debt. See Note 9, *Debt*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details regarding our debt obligations. Additionally, the decrease was partially offset by a $277 million decrease in principal payments on finance leases, a $133 million decrease in payments for buy-outs of noncontrolling interests in subsidiaries and $101 million of proceeds received from directors in shareholder settlement net of payment for related legal fees during the year ended December 31, 2025.

Recent Accounting Pronouncements

See Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We transact business globally in multiple currencies and hence have foreign currency risks related to our revenue, costs of revenue and operating expenses denominated in currencies other than the U.S. dollar (primarily the Chinese yuan and euro in relation to our current year operations). In general, we are a net receiver of currencies other than the U.S. dollar for our foreign subsidiaries. Accordingly, changes in exchange rates affect our operating results as expressed in U.S. dollars as we do not typically hedge foreign currency risk.

We have also experienced, and will continue to experience, fluctuations in our net income as a result of gains (losses) on the settlement and the re-measurement of monetary assets and liabilities denominated in currencies that are not the local currency (primarily consisting of our intercompany and cash and cash equivalents balances).

We considered the historical trends in foreign currency exchange rates and determined that it is reasonably possible that adverse changes in foreign currency exchange rates of 10% for all currencies could be experienced in the near-term. These changes were applied to our total monetary assets and liabilities denominated in currencies other than our local currencies at the balance sheet date to compute the impact these changes would have had on our net income before income taxes. These changes would have resulted in a gain or loss of $1.70 billion at December 31, 2025 and $1.15 billion at December 31, 2024, assuming no foreign currency hedging.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Tesla, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tesla, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of redeemable noncontrolling interests and equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for digital assets in 2024.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Automotive Warranty Reserve

As described in Note 2 to the consolidated financial statements, total accrued warranty, which primarily relates to the automotive segment, was $8,607 million as of December 31, 2025. The Company provides a manufacturer's warranty on all new and used Tesla vehicles. A warranty reserve is accrued for these products sold, which includes management's best estimate of the projected costs to repair or replace items under warranty and recalls if identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

The principal considerations for our determination that performing procedures relating to the automotive warranty reserve is a critical audit matter are (i) the significant judgment by management in determining the automotive warranty reserve for certain Tesla vehicle models; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the nature, frequency and costs of future claims for certain Tesla vehicle models; and, (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of the automotive warranty reserve for certain Tesla vehicle models, including controls over management's significant assumptions related to the nature, frequency and costs of future claims and controls over the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, (i) testing the completeness and accuracy of historical vehicle claims processed and testing that such claims were appropriately used by management in the estimation of future claims and (ii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management's estimate by (a) developing an independent estimate of the automotive warranty reserve for certain Tesla vehicle models and (b) comparing the independent estimate to management's estimate. Developing the independent estimate involved evaluating the appropriateness of management's significant assumptions related to the nature and frequency of future claims.

2025 CEO Performance Award

As described in Notes 2 and 11 to the consolidated financial statements, the Company granted the 2025 CEO performance award with market, service and performance conditions and a required holding period. The award consists of 12 tranches of performance-based restricted stock, each containing a market capitalization milestone and an operational milestone that must be met in order for the tranche to vest, in addition to the service condition. With the assistance of a third-party valuation specialist, management determined the fair value of the award on the grant date, using a Monte Carlo valuation model, which included significant assumptions such as expected share price volatility, illiquidity discount and dilution adjustment. To estimate the required holding period illiquidity discount applied to the fair value, management utilized significant assumptions relating to expected share price volatility and expected employee tax rate. The Company recognizes stock-based compensation expense on a straight-line basis over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestones becomes probable. As of December 31, 2025, the Company had unrecognized stock-based compensation expense of $10.23 billion for the operational milestone that was considered probable of achievement, which will be recognized over 9.7 years, and unrecognized stock-based compensation expense of $105.82 billion to $120.37 billion for the operational milestones that were considered not probable of achievement. For the year ended December 31, 2025, the Company recorded stock-based compensation expense of $162 million related to the award.

The principal considerations for our determination that performing procedures relating to the 2025 CEO performance award is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the award and determining whether performance conditions are probable; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to expected share price volatility, dilution adjustment, and estimated employee tax rate used in the fair value measurement of the award and evaluating audit evidence related to management's assessment of whether certain performance conditions were probable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of fair value of the 2025 CEO performance award, including controls over management's significant assumptions related to the stock price volatility, dilution adjustment, and estimated employee tax rate, and controls over management's assessment of the probability of certain performance conditions. These procedures also included, among others, (i) testing the completeness and accuracy of the underlying data used in the Monte Carlo model, (ii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management's estimate by (a) developing an independent estimate of the grant date fair value of the award, including evaluating the appropriateness of management's significant assumptions related to expected share price volatility, dilution adjustment, and estimated employee tax rate, and (b) comparing the independent estimate to management's estimate, (iii) testing management's process for determining the achievement of certain performance conditions, and (iv) evaluating the appropriateness of the probability of achievement of certain performance conditions by considering the current, past, and expected future performance of the Company, and whether management's assessment was consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

San Jose, California
January 28, 2026

We have served as the Company's auditor since 2005.

Tesla, Inc.

Consolidated Balance Sheets
(in millions, except per share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 16,513	$ 16,139
Short-term investments	27,546	20,424
Accounts receivable, net	4,576	4,418
Inventory	12,392	12,017
Prepaid expenses and other current assets	7,615	5,362
Total current assets	68,642	58,360
Operating lease vehicles, net	4,912	5,581
Energy generation and storage systems, net	4,604	4,924
Property, plant and equipment, net	40,643	35,836
Operating lease right-of-use assets	6,027	5,160
Digital assets	1,008	1,076
Deferred tax assets	6,925	6,524
Other non-current assets	5,045	4,609
Total assets	$ 137,806	$ 122,070
Liabilities		
Current liabilities		
Accounts payable	$ 13,371	$ 12,474
Accrued liabilities and other	13,279	10,723
Deferred revenue	3,424	3,168
Current portion of debt and finance leases	1,640	2,456
Total current liabilities	31,714	28,821
Debt and finance leases, net of current portion	6,736	5,757
Deferred revenue, net of current portion	3,631	3,317
Other long-term liabilities	12,860	10,495
Total liabilities	54,941	48,390
Commitments and contingencies (Note 13)		
Redeemable noncontrolling interests in subsidiaries	58	63
Equity		
Stockholders’ equity		
Preferred stock; $0.001 par value; 100 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.001 par value; 6,000 shares authorized; 3,751 and 3,216 shares issued and outstanding as of December 31, 2025 and 2024, respectively	3	3
Additional paid-in capital	42,770	38,371
Accumulated other comprehensive income (loss)	361	(670)
Retained earnings	39,003	35,209
Total stockholders’ equity	82,137	72,913
Noncontrolling interests in subsidiaries	670	704
Total liabilities and equity	$ 137,806	$ 122,070

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Consolidated Statements of Operations
(in millions, except per share data)

	Year Ended December 31,		
	2025	2024	2023
Revenues			
Automotive sales	$ 65,821	$ 72,480	$ 78,509
Automotive regulatory credits	1,993	2,763	1,790
Automotive leasing	1,712	1,827	2,120
Total automotive revenues	69,526	77,070	82,419
Energy generation and storage	12,771	10,086	6,035
Services and other	12,530	10,534	8,319
Total revenues	94,827	97,690	96,773
Cost of revenues			
Automotive sales	56,267	61,870	65,121
Automotive leasing	898	1,003	1,268
Total automotive cost of revenues	57,165	62,873	66,389
Energy generation and storage	8,969	7,446	4,894
Services and other	11,599	9,921	7,830
Total cost of revenues	77,733	80,240	79,113
Gross profit	17,094	17,450	17,660
Operating expenses			
Research and development	6,411	4,540	3,969
Selling, general and administrative	5,834	5,150	4,800
Restructuring and other	494	684	—
Total operating expenses	12,739	10,374	8,769
Income from operations	4,355	7,076	8,891
Interest income	1,680	1,569	1,066
Interest expense	(338)	(350)	(156)
Other (expense) income, net	(419)	695	172
Income before income taxes	5,278	8,990	9,973
Provision for (benefit from) income taxes	1,423	1,837	(5,001)
Net income	3,855	7,153	14,974
Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests in subsidiaries	61	62	(23)
Net income attributable to common stockholders	$ 3,794	$ 7,091	$ 14,997
Net income per share of common stock attributable to common stockholders			
Basic	$ 1.18	$ 2.23	$ 4.73
Diluted	$ 1.08	$ 2.04	$ 4.30
Weighted average shares used in computing net income per share of common stock			
Basic	3,225	3,197	3,174
Diluted	3,528	3,498	3,485

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Consolidated Statements of Comprehensive Income
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 3,855	$ 7,153	$ 14,974
Other comprehensive income (loss):			
Foreign currency translation adjustment	1,038	(539)	198
Unrealized net (loss) gain on investments, net of tax	(7)	12	16
Net loss realized and included in net income	—	—	4
Total other comprehensive income (loss):	1,031	(527)	218
Comprehensive income	4,886	6,626	15,192
Less: Comprehensive income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests in subsidiaries	61	62	(23)
Comprehensive income attributable to common stockholders	$ 4,825	$ 6,564	$ 15,215

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Consolidated Statements of Redeemable Noncontrolling Interests and Equity
(in millions)

	Redeemable Noncontrolling Interests	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity	Noncontrolling Interests in Subsidiaries	Total Equity
Balance as of December 31, 2022	$ 409	3,164	$ 3	$ 32,177	$ (361)	$ 12,885	$ 44,704	$ 785	$ 45,489
Issuance of common stock for equity incentive awards	—	21	—	700	—	—	700	—	700
Stock-based compensation	—	—	—	2,013	—	—	2,013	—	2,013
Distributions to noncontrolling interests	(32)	—	—	—	—	—	—	(108)	(108)
Buy-outs of noncontrolling interests	(39)	—	—	2	—	—	2	(17)	(15)
Net (loss) income	(96)	—	—	—	—	14,997	14,997	73	15,070
Other comprehensive income	—	—	—	—	218	—	218	—	218
Balance as of December 31, 2023	$ 242	3,185	$ 3	$ 34,892	$ (143)	$ 27,882	$ 62,634	$ 733	$ 63,367
Adjustments for prior periods from adopting ASU 2023-08, net of tax	—	—	—	—	—	236	236	—	236
Settlements of warrants	—	11	—	—	—	—	—	—	—
Issuance of common stock for equity incentive awards	—	20	—	1,241	—	—	1,241	—	1,241
Stock-based compensation	—	—	—	2,199	—	—	2,199	—	2,199
Distributions to noncontrolling interests	(13)	—	—	—	—	—	—	(85)	(85)
Buy-outs of noncontrolling interests	(172)	—	—	39	—	—	39	—	39
Net income	6	—	—	—	—	7,091	7,091	56	7,147
Other comprehensive loss	—	—	—	—	(527)	—	(527)	—	(527)
Balance as of December 31, 2024	$ 63	3,216	$ 3	$ 38,371	$ (670)	$ 35,209	$ 72,913	$ 704	$ 73,617
Issuance of common stock for equity incentive awards, net of issuance costs	—	535	—	1,193	—	—	1,193	—	1,193
Stock-based compensation	—	—	—	3,096	—	—	3,096	—	3,096
Distributions to noncontrolling interests	(9)	—	—	—	—	—	—	(91)	(91)
Shareholder settlement, net	—	—	—	110	—	—	110	—	110
Net income	4	—	—	—	—	3,794	3,794	57	3,851
Other comprehensive income	—	—	—	—	1,031	—	1,031	—	1,031
Balance as of December 31, 2025	$ 58	3,751	$ 3	$ 42,770	$ 361	$ 39,003	$ 82,137	$ 670	$ 82,807

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities			
Net income	$ 3,855	$ 7,153	$ 14,974
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and impairment	6,148	5,368	4,667
Stock-based compensation	2,825	1,999	1,812
Inventory and purchase commitments write-downs	362	335	463
Foreign currency transaction net unrealized loss (gain)	452	(73)	(144)
Deferred income taxes	123	477	(6,349)
Non-cash interest and other operating activities	272	172	81
Digital assets loss (gain), net	68	(589)	—
Changes in operating assets and liabilities:			
Accounts receivable	(261)	(1,083)	(586)
Inventory	(630)	937	(1,195)
Operating lease vehicles	(25)	(590)	(1,952)
Prepaid expenses and other assets	(3,181)	(3,273)	(2,652)
Accounts payable, accrued and other liabilities	4,376	3,588	2,605
Deferred revenue	363	502	1,532
Net cash provided by operating activities	14,747	14,923	13,256
Cash Flows from Investing Activities			
Purchases of property and equipment excluding finance leases, net of sales	(8,527)	(11,342)	(8,899)
Purchases of investments	(37,109)	(35,955)	(19,112)
Proceeds from maturities of investments	30,158	28,310	12,353
Proceeds from sales of investments	—	200	138
Business combinations, net of cash acquired	—	—	(64)
Net cash used in investing activities	(15,478)	(18,787)	(15,584)
Cash Flows from Financing Activities			
Proceeds from issuances of debt	5,586	5,744	3,931
Repayments of debt	(5,546)	(2,500)	(1,351)
Proceeds from exercises of stock options and other stock issuances, net of issuance costs	1,186	1,241	700
Principal payments on finance leases	(104)	(381)	(464)
Proceeds received from directors in shareholder settlement	277	—	—
Payment of legal fees associated with shareholder settlement	(176)	—	—
Debt issuance costs	(6)	(14)	(29)
Distributions paid to noncontrolling interests in subsidiaries	(78)	(104)	(144)
Payments for buy-outs of noncontrolling interests in subsidiaries	—	(133)	(54)
Net cash provided by financing activities	1,139	3,853	2,589
Effect of exchange rate changes on cash and cash equivalents and restricted cash	171	(141)	4
Net increase (decrease) in cash and cash equivalents and restricted cash	579	(152)	265
Cash and cash equivalents and restricted cash, beginning of period	17,037	17,189	16,924
Cash and cash equivalents and restricted cash, end of period	$ 17,616	$ 17,037	$ 17,189
Supplemental Non-Cash Investing and Financing Activities			
Acquisitions of property and equipment included in liabilities	$ 1,913	$ 1,410	$ 2,272
Supplemental Disclosures			
Cash paid during the period for interest	$ 292	$ 277	$ 126

The accompanying notes are an integral part of these consolidated financial statements.

Tesla, Inc.

Notes to Consolidated Financial Statements

Note 1 – Overview

Tesla, Inc. ("Tesla", the "Company", "we", "us" or "our") was incorporated in the State of Delaware on July 1, 2003 and converted to a Texas corporation on June 13, 2024. We are focused on bringing artificial intelligence ("AI") into the real world, through products and services like Full Self-Driving ("FSD") (Supervised) and Robotaxi, as well as working to develop and commercialize AI robots ("Bots") (including Optimus). We intend to leverage our current operations, in which we design, develop, manufacture, sell and lease high-performance fully electric vehicles and energy generation and storage systems that increasingly deliver AI-related and enhanced software and services to our customers, to achieve that objective.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with GAAP and reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. In accordance with the provisions of ASC 810, *Consolidation* ("ASC 810"), we consolidate any variable interest entity ("VIE") of which we are the primary beneficiary. We have formed VIEs with financing fund investors in the ordinary course of business in order to facilitate the funding and monetization of certain attributes associated with energy generation systems and leases under our direct vehicle leasing programs. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We have determined that we are the primary beneficiary of all the VIEs (see Note 14*, Variable Interest Entity Arrangements*). We evaluate our relationships with all the VIEs on an ongoing basis to ensure that we continue to be the primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures in the accompanying notes. The estimates used for, but not limited to, determining significant economic incentive for resale value guarantee arrangements, sales return reserves, resale value guarantee liabilities, income taxes, the collectability of accounts and finance receivables, fair value and probability assessments of stock-based awards, inventory valuation, warranties, fair value of long-lived assets, fair value of financial instruments, fair value and residual value of operating lease vehicles and energy generation and storage systems subject to leases could be impacted. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this Annual Report on Form 10-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

Revenue Recognition

Revenue by source

The following table disaggregates our revenue by major source (in millions):

	Year Ended December 31,		
	2025	2024	2023
Automotive sales	$ 65,821	$ 72,480	$ 78,509
Automotive regulatory credits	1,993	2,763	1,790
Energy generation and storage sales	12,270	9,564	5,515
Services and other	12,530	10,534	8,319
Total revenues from sales and services	92,614	95,341	94,133
Automotive leasing	1,712	1,827	2,120
Energy generation and storage leasing	501	522	520
Total revenues	$ 94,827	$ 97,690	$ 96,773

Automotive Segment

Automotive Sales

Automotive sales revenue includes revenues related to cash and financing deliveries of new vehicles, and specific other features and services that meet the definition of a performance obligation under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), including internet connectivity, access to our FSD (Supervised) features and their ongoing maintenance, free Supercharging programs and over-the-air software updates. We recognize revenue on automotive sales, net of any discounts or financial subsidies, upon delivery to the customer, which is when the control of a vehicle transfers. Payments are typically received at the point control transfers or in accordance with payment terms customary to the business, except sales we finance for which payments are collected over the contractual loan term. We also recognize a sales return reserve based on historical experience plus consideration for expected future market values when we offer resale value guarantees or similar buyback terms. Other features and services such as access to our internet connectivity, unlimited free Supercharging and over-the-air software updates are provisioned upon transfer of control of a vehicle and recognized over time on a straight-line basis as we have a stand-ready obligation to deliver such services to the customer. Other limited free Supercharging incentives are recognized based on actual usage or expiration, whichever is earlier. We recognize revenue related to these other features and services over the performance period, which is generally the expected ownership life of the vehicle. Revenue related to FSD (Supervised) features is recognized when functionality is delivered to the customer and their ongoing maintenance is recognized over time. For our obligations related to automotive sales, we estimate standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available. Customers may purchase subscriptions, including FSD (Supervised) and premium connectivity, after taking delivery of their vehicles. Revenue from subscriptions is recognized either over time or point in time depending on the nature of contractual terms.

Any fees or financial subsidies that are paid or payable by us to a customer's lender when we arrange the financing are recognized upfront as an offset against automotive sales revenue. As our contract costs related to automotive sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred. Amounts billed to customers related to shipping and handling are classified as automotive sales revenue, and we have elected to recognize the cost for freight and shipping when control over vehicles, parts or accessories have transferred to the customer as an expense in cost of automotive sales revenue. Our policy is to exclude taxes collected from a customer from the transaction price of automotive contracts.

We offer resale value guarantees to our commercial banking partners in connection with certain vehicle leasing programs. Under these programs, we originate the lease with our end customer and immediately transfer the lease and the underlying vehicle to our commercial banking partner, with the transaction being accounted for as a sale under ASC 606.

We receive upfront payment for the vehicle, do not bear casualty and credit risks during the lease term, and we provide a guarantee capped to a limit if they are unable to sell the vehicle at or above the vehicle's contractual or determined residual value at the end of the lease term. We estimate a guarantee liability in accordance with ASC 460, *Guarantees* and record it within other liabilities on our consolidated balance sheets. On a quarterly basis, we assess the estimated market value of vehicles sold under these programs to determine whether there have been changes to the amount of expected resale value guarantee liabilities. As we accumulate more data related to the resale values of our vehicles or as market conditions change, there may be material changes to their estimated values. The total recorded guarantee liabilities on vehicles sold under these programs were immaterial as of December 31, 2025 and 2024. Our maximum exposure on the guarantees we provide if they are unable to sell the vehicle at or above the vehicle's contractual residual value at the end of the lease term was $3.45 billion and $1.45 billion as of December 31, 2025 and 2024, respectively.

Deferred revenue related to internet connectivity, access to our FSD (Supervised) features and their ongoing maintenance, free Supercharging programs and over-the-air software updates primarily on automotive sales consisted of the following (in millions):

	Year Ended December 31,	
	2025	2024
Deferred revenue — beginning of period	$ 3,599	$ 3,536
Additions	1,083	1,343
Net changes in liability for pre-existing contracts, including foreign exchange impact	141	(92)
Revenue recognized	(956)	(1,188)
Deferred revenue — end of period	$ 3,867	$ 3,599

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet date. Revenue recognized from the deferred revenue balances as of December 31, 2024 and 2023 was $815 million and $872 million for the years ended December 31, 2025 and 2024, respectively. Of the total deferred revenue balance as of December 31, 2025, we expect to recognize $904 million of revenue in the next 12 months. The remaining balance will be recognized at the time of transfer of control of the product or over the performance period as discussed above in Automotive Sales.

We have financing receivables on our consolidated balance sheets related to loans we provide for financing our automotive deliveries. As of December 31, 2025 and 2024, we had current net financing receivables of $247 million and $247 million, respectively, in Accounts receivable, net, and $554 million and $821 million, respectively, in Other non-current assets for the long-term portion.

Automotive Regulatory Credits

We earn tradable credits in the operation of our automotive business under various regulations. We sell these credits globally to other regulated entities who can use the credits to comply with emission standards and other regulatory requirements.

Payments for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. We recognize revenue on the sale of automotive regulatory credits, which have negligible incremental costs associated with them, at the time control of the regulatory credits is transferred to the purchasing party. Deferred revenue related to sales of automotive regulatory credits was immaterial as of December 31, 2025 and 2024. Revenue recognized from the deferred revenue balance as of December 31, 2024 and 2023 was immaterial for the years ended December 31, 2025 and 2024. We have elected the practical expedient to omit disclosure of the amount of the transaction price allocated to remaining performance obligations for contracts with an original expected contract length of one year or less. As of December 31, 2025, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was $841 million. Of this amount, we expect to recognize $738 million in the next 12 months and the rest over the remaining performance obligation period. Changes in regulations on automotive regulatory credits may significantly impact our remaining performance obligations and revenue to be recognized under these contracts. In 2025, governmental and regulatory actions, such as OBBBA, have restricted certain regulatory credit programs tied to our products, contributing to the $3.84 billion decrease in our remaining performance obligations as of December 31, 2025 compared to December 31, 2024.

Automotive Leasing Revenue

Direct Vehicle Operating Leasing Program

We have outstanding leases under our direct vehicle operating leasing programs in the U.S., Canada and in certain countries in Europe. Qualifying customers are permitted to lease a vehicle directly from Tesla for up to 48 months. At the end of the lease term, customers may opt to return the vehicles to us or purchase the vehicles when contractually permitted. We account for these leasing transactions as operating leases. We record leasing revenues to automotive leasing revenue on a straight-line basis over the contractual term, and we record the depreciation of these vehicles to cost of automotive leasing revenue. For the years ended December 31, 2025, 2024 and 2023, we recognized $1.68 billion, $1.78 billion and $1.86 billion of direct vehicle leasing revenue, respectively. As of December 31, 2025 and 2024, we had deferred $282 million and $394 million, respectively, of lease-related upfront payments, which will be recognized on a straight-line basis over the contractual terms of the individual leases.

Our policy is to exclude taxes collected from a customer from the transaction price of automotive contracts.

Direct Sales-Type Leasing Program

We have outstanding direct leases and vehicles financed by us under loan arrangements accounted for as sales-type leases under ASC 842, *Leases* ("ASC 842"), in certain countries in Asia and Europe. Our arrangements under these programs can have terms for up to 72 months. We recognize all revenue and costs associated with the sales-type lease as automotive leasing revenue and automotive leasing cost of revenue, respectively, upon delivery of the vehicle to the customer. Interest income based on the implicit rate in the lease is recorded to automotive leasing revenue over time as customers are invoiced on a monthly basis. For the years ended December 31, 2025, 2024 and 2023, we recognized $10 million, $12 million and $215 million, respectively, of sales-type leasing revenue and $5 million, $7 million and $164 million, respectively, of sales-type leasing cost of revenue.

Services and Other Revenue

Services and other revenue consists of sales of used vehicles, non-warranty maintenance services and collision, paid Supercharging sessions, insurance services revenue, part sales and retail merchandise sales.

Revenues related to repair, maintenance and vehicle insurance services are recognized over time as services are provided and extended service plans are recognized over the performance period of the service contract as the obligation represents a stand-ready obligation to the customer. We sell used vehicles, services, service plans, vehicle components and merchandise separately and thus use standalone selling prices as the basis for revenue allocation to the extent that these items are sold in transactions with other performance obligations. Payment for used vehicles, services, vehicle components, and merchandise are typically received at the point when control transfers to the customer or in accordance with payment terms customary to the business. Payments received for prepaid plans are refundable upon customer cancellation of the related contracts and are included within Accrued liabilities and other on the consolidated balance sheets. We record in Deferred revenue any non-refundable prepayment amounts that are collected from customers and unearned insurance premiums, which is recognized as revenue ratably over the respective customer contract term. Deferred revenue excluding unearned insurance premiums was not material as of December 31, 2025 and 2024.

Energy Generation and Storage Segment

Energy Generation and Storage Sales

Energy generation and storage sales revenue consists of the sale of energy generation and storage systems to residential, small commercial, large commercial and utility grade customers. Sales of energy generation and storage systems to residential and small-scale commercial customers consist of the engineering, design and installation of the system. Residential and small-scale commercial customers pay the full purchase price of the system upfront. Revenue for the design and installation obligation is recognized when control transfers, which is when we install a system and the system passes inspection by the utility or the authority having jurisdiction.

We also sell storage systems to channel partners. These sales are recognized when the product has been delivered. Payment for such storage systems is made upon invoice or in accordance with payment terms customary to the business.

For large commercial and utility grade energy storage system sales, customers make milestone payments that are consistent with contract-specific phases of a project. Revenue from the sale of such systems is recognized when control transfers, which is when the product has been delivered. For certain sales contracts which consist of the engineering, design and installation of the system, revenue related to those services is recognized over time based on their estimated standalone selling price and applying the percentage of completion method using cost incurred as a percentage of total estimated service costs.

In instances where there are multiple performance obligations in a single contract, we allocate the consideration to the various obligations in the contract based on the relative standalone selling price method. Standalone selling prices are estimated based on estimated costs plus margin or by using market data for comparable products. Costs to obtain a contract relate mainly to commissions paid to our sales personnel related to the sale of energy storage systems. As our contract costs related to energy storage system sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred.

As part of certain energy storage system contracts, we may provide the customer with performance guarantees that warrant that the underlying system will meet or exceed the minimum energy performance requirements specified in the contract. If an energy storage system does not meet the performance guarantee requirements, we may be required to pay liquidated damages. Other forms of variable consideration related to our large commercial and utility grade energy storage system contracts include variable customer payments that will be made based on our energy market participation activities. Such guarantees and variable customer payments represent a form of variable consideration and are estimated at contract inception at their most likely amount and updated at the end of each reporting period as additional performance data becomes available. Such estimates are included in the transaction price only to the extent that it is probable a significant reversal of revenue will not occur.

We record as deferred revenue any non-refundable amounts that are primarily related to prepayments from customers, which is recognized as revenue as or when the performance obligations are satisfied. As of December 31, 2025 and 2024, deferred revenue related to such customer payments amounted to $2.04 billion and $1.77 billion, respectively, mainly due to contractual payment terms. Revenue recognized from the deferred revenue balance as of December 31, 2024 and 2023 was $1.45 billion and $1.27 billion for the years ended December 31, 2025 and 2024, respectively. We have elected the practical expedient to omit disclosure of the amount of the transaction price allocated to remaining performance obligations for contracts with an original expected contract length of one year or less and the amount that we have the right to invoice when that amount corresponds directly with the value of the performance to date. As of December 31, 2025, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was $10.42 billion. Of this amount, we expect to recognize $4.96 billion in the next 12 months and the rest over the remaining performance obligation period. Changes in government and economic incentives or tariffs may impact the transaction price or our ability to execute these existing contracts.

We have financing receivables on our consolidated balance sheets related to loans we provide for financing our energy products. As of December 31, 2025 and 2024, we had current net financing receivables of $38 million and $34 million, respectively, in Accounts receivable, net, and $731 million and $658 million, respectively, in Other non-current assets for the long-term portion.

Energy Generation and Storage Leasing

For the arrangements where we are the lessor for energy generation and storage systems, we have determined that these agreements should be accounted for as operating leases. We record lease revenue from minimum lease payments, assuming all other revenue recognition criteria have been met. The difference between the payments received and the revenue recognized is recorded as deferred revenue or deferred asset on the consolidated balance sheets.

For energy generation and storage systems where customers purchase electricity from us under PPAs, we have determined that these agreements should be accounted for as operating leases. Revenue is recognized based on the amount of electricity delivered at rates specified under the contracts, assuming all other revenue recognition criteria are met.

We record as deferred revenue any amounts that are collected from customers, including lease prepayments, in excess of revenue recognized, which is recognized as revenue ratably over the respective customer contract term. As of December 31, 2025 and 2024, deferred revenue related to such customer payments amounted to $151 million and $164 million, respectively. Deferred revenue also includes the portion of rebates and incentives received from utility companies and various local and state government agencies, which is recognized as revenue over the lease term. As of December 31, 2025 and 2024, deferred revenue from rebates and incentives was immaterial.

We capitalize initial direct costs from the execution of lease and PPA agreements for energy generation and storage systems, which include the referral fees and sales commissions, as an element of energy generation and storage systems, net, and subsequently amortize these costs over the term of the related agreements.

Cost of Revenues

Automotive Segment

Automotive Sales

Cost of automotive sales revenue includes direct and indirect materials, labor costs, manufacturing overhead, including depreciation costs of tooling and machinery, shipping and logistic costs, tariffs, vehicle connectivity costs, FSD (Supervised) ongoing maintenance costs, electricity costs for our free Supercharging programs and reserves for estimated warranty expenses. Cost of automotive sales revenues also includes adjustments to warranty expense and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. Additionally, cost of automotive sales revenue benefits from manufacturing credits earned, amounting to $565 million, $625 million and $359 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Automotive Leasing

Cost of automotive leasing revenue includes the depreciation of operating lease vehicles, cost of goods sold associated with direct sales-type leases and servicing of leased vehicles.

Services and Other

Costs of services and other revenue includes cost of used vehicles including refurbishment costs, labor and material costs associated with providing non-warranty maintenance services and collision, operating costs of paid Supercharging sessions, claim costs associated with providing automotive insurance, and costs associated with our part sales and retail merchandise sales.

Energy Generation and Storage Segment

Energy Generation and Storage

Cost of energy generation and storage revenue includes direct and indirect material, tariffs, labor costs, manufacturing overhead, including depreciation costs of tooling and machinery, shipping and logistic costs, warranty expense, and cost of servicing. Cost of energy generation and storage revenue also includes charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. Additionally, cost of energy generation and storage revenue benefits from manufacturing credits earned, amounting to $1.12 billion, $756 million and $115 million for the years ended December 31, 2025, 2024 and 2023, respectively. In lease agreements and PPAs for energy generation and storage systems where we are the lessor, the cost of revenue is primarily comprised of depreciation of the cost of leased energy generation and storage systems, maintenance costs associated with those systems and amortization of any initial direct costs.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

We are subject to income taxes in the U.S. and in many foreign jurisdictions. Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets that are not more likely than not to be realized. We monitor the realizability of our deferred tax assets taking into account all relevant factors at each reporting period. In completing our assessment of realizability of our deferred tax assets, we consider our history of income (loss) measured at pre-tax income (loss) adjusted for permanent book-tax differences on a jurisdictional basis, volatility in actual earnings, excess tax benefits related to stock-based compensation in recent prior years and impacts of the timing of reversal of existing temporary differences. We also rely on our assessment of the Company's projected future results of business operations, including uncertainty in future operating results relative to historical results, volatility in the market price of our common stock and its performance over time, variable macroeconomic conditions impacting our ability to forecast future taxable income, and changes in business that may affect the existence and magnitude of future taxable income. Our valuation allowance assessment is based on our best estimate of future results considering all available information.

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

The Tax Cuts and Jobs Act subjects a U.S. shareholder to tax on global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. The OBBBA renamed GILTI to NCTI for taxable years beginning after December 31, 2025. Under GAAP, we can make an accounting policy election to either treat taxes due on the GILTI or NCTI inclusion as a current period expense or factor such amounts into our measurement of deferred taxes. We elected the deferred method, under which we recorded the corresponding deferred tax assets and liabilities in our consolidated balance sheets.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized net gains and losses on investments that have been excluded from the determination of net income.

Stock-Based Compensation

We use the fair value method of accounting for our restricted stock, stock options and RSUs granted to employees and for our ESPP to measure the cost of employee services received in exchange for the stock-based awards. Stock-based compensation expense for equity awards is a non-cash expense and is recorded in Cost of revenues, Research and development expense and Selling, general and administrative expense in the consolidated statements of operations based on the function of the employee.

Equity awards with service and/or performance conditions

The fair value of stock option awards with service and/or performance conditions and the ESPP is estimated on the grant or offering date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected award term and expected share price volatility. The fair value of RSUs with service and/or performance conditions is measured on the grant date based on the closing fair market value of our common stock. The resulting stock-based compensation expense for stock options, RSUs and the ESPP is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally four years for stock options and RSUs and six months for the ESPP.

The fair value of restricted stock granted to our CEO with service and/or performance conditions is measured on the grant date based on the closing fair market value of our common stock, adjusted to take into account the illiquidity discount due to any applicable required holding requirement that is in effect post-vesting, less any purchase price or offset amount. The illiquidity discount is determined using a valuation model that requires inputs such as expected share price volatility and the employee's expected tax rate. The inputs used in the valuation models, which are subjective and generally require significant judgment, are unique to each award based on the best available information at the valuation date.

Stock-based compensation expense for equity awards with performance conditions is recognized over the requisite service period when the vesting of the award becomes probable. Stock-based compensation expense is recognized on a straight-line basis for equity awards with only a service condition and on a graded vesting basis for equity awards with a performance condition, net of actual forfeitures in the period.

Equity awards with market, service and performance conditions

The fair value and derived service period of performance-based awards granted to our CEO with market, service and performance conditions are estimated on the grant date using a Monte Carlo simulation model. A Monte Carlo simulation model requires inputs such as the risk-free interest rate, expected award term, expected share dilution and expected share price volatility. For awards with a holding requirement that is in effect post-vesting, the fair value is adjusted to take into account an illiquidity discount, which is determined using a valuation model that requires inputs such as expected share price volatility and the employee's expected tax rate. These inputs, which are subjective and generally require significant judgment, are unique to each award based on the best available information at the valuation date.

For such awards, stock-based compensation expense is recognized on a straight-line basis over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable. As applicable, stock-based compensation expense for such awards is recognized over the longer of (i) the expected service period, (ii) the expected achievement period for the operational milestone (performance condition) and (iii) the expected achievement period for the related market capitalization milestone determined on the grant date, with recognition beginning at the point in time that the relevant operational milestone is considered probable of achievement. If such operational milestone becomes probable any time after the grant date or the expected achievement period changes, we will recognize a cumulative expense adjustment from the grant date to that point in time. Stock-based compensation expense will continue to be recognized over the expected achievement period for the operational milestone (if applicable) regardless of whether the market capitalization milestone is achieved earlier than its expected achievement period or achieved at all, as long as the service condition continues to be satisfied. If an operational milestone is subsequently determined to be improbable of achievement, stock-based compensation expense previously recognized would be reversed in the period the condition is deemed improbable.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Noncontrolling interests and redeemable noncontrolling interests represent third-party interests in the net assets under certain funding arrangements, or funds, that we have entered into to finance the costs of energy generation systems. We have determined that the contractual provisions of the funds represent substantive profit-sharing arrangements. We have further determined that the methodology for calculating the noncontrolling interest and redeemable noncontrolling interest balances that reflects the substantive profit-sharing arrangements is a balance sheet approach using the hypothetical liquidation at book value ("HLBV") method. We, therefore, determine the amount of the noncontrolling interests and redeemable noncontrolling interests in the net assets of the funds at each balance sheet date using the HLBV method, which is presented on the consolidated balance sheets as noncontrolling interests in subsidiaries and redeemable noncontrolling interests in subsidiaries. Under the HLBV method, the amounts reported as noncontrolling interests and redeemable noncontrolling interests in the consolidated balance sheets represent the amounts the third parties would hypothetically receive at each balance sheet date under the liquidation provisions of the funds, assuming the net assets of the funds were liquidated at their recorded amounts determined in accordance with GAAP and with tax laws effective at the balance sheet date and distributed to the third parties. The third parties' interests in the results of operations of the funds are determined as the difference in the noncontrolling interest and redeemable noncontrolling interest balances in the consolidated balance sheets between the start and end of each reporting period, after taking into account any capital transactions between the funds and the third parties. However, the redeemable noncontrolling interest balance is at least equal to the redemption amount. The redeemable noncontrolling interest balance is presented as temporary equity in the mezzanine section of the consolidated balance sheets since these third parties have the right to redeem their interests in the funds for cash or other assets.

Net Income per Share of Common Stock Attributable to Common Stockholders

Basic net income per share of common stock attributable to common stockholders is calculated by dividing net income attributable to common stockholders by the weighted-average shares of common stock outstanding for the period. Potentially dilutive shares, which are based on the weighted-average shares of common stock underlying outstanding stock-based awards, warrants and convertible senior notes using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted net income per share of common stock attributable to common stockholders when their effect is dilutive. Equity awards classified as RSAs are treated as issued shares when granted and approved; however, these shares are not included in the computation of basic weighted average shares outstanding until vested.

The following table presents the reconciliation of net income attributable to common stockholders to net income used in computing basic and diluted net income per share of common stock (in millions):

	Year Ended December 31,		
	2025	2024	2023
Net income attributable to common stockholders	$ 3,794	$ 7,091	$ 14,997
Less: Buy-outs of noncontrolling interests	—	(39)	(2)
Net income used in computing basic and diluted net income per share of common stock	$ 3,794	$ 7,130	$ 14,999

RSAs will be excluded from the computation of diluted weighted average shares until the shares have been deemed to be earned. The following table presents the reconciliation of basic to diluted weighted average shares used in computing net income per share of common stock attributable to common stockholders (in millions):

	Year Ended December 31,		
	2025	2024	2023
Weighted average shares used in computing net income per share of common stock, basic	3,225	3,197	3,174
Add:			
Stock-based awards	303	292	298
Convertible senior notes	—	1	2
Warrants	—	8	11
Weighted average shares used in computing net income per share of common stock, diluted	3,528	3,498	3,485

The following table presents the potentially dilutive shares that were excluded from the computation of diluted net income per share of common stock attributable to common stockholders, because their effect was anti-dilutive (in millions):

	Year Ended December 31,		
	2025	2024	2023
Stock-based awards	4	15	12

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered cash equivalents.

Restricted Cash

We maintain certain cash balances restricted as to withdrawal or use. Our restricted cash is comprised primarily of cash held as collateral for sales to lease partners with a resale value guarantee, cash held to service certain payments under various secured debt facilities, and deposits held for our insurance services. We record restricted cash as other assets in the consolidated balance sheets and determine current or non-current classification based on the expected remaining duration of the restriction.

Our total cash and cash equivalents and restricted cash, as presented in the consolidated statements of cash flows, was as follows (in millions):

	December 31, 2025	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 16,513	$ 16,139	$ 16,398
Restricted cash included in prepaid expenses and other current assets	389	494	543
Restricted cash included in other non-current assets	714	404	248
Total as presented in the consolidated statements of cash flows	$ 17,616	$ 17,037	$ 17,189

Investments

Our investments are all designated as available-for-sale and reported at estimated fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) which is included within stockholders' equity. Available-for-sale marketable securities with maturities greater than three months at the date of purchase are included in short-term investments in our consolidated balance sheets. Interest, dividends, amortization and accretion of purchase premiums and discounts on these investments are included within Interest income in our consolidated statements of operations. Interest income on our short-term investments for the years ended December 31, 2025, 2024 and 2023 was $879 million, $763 million and $388 million, respectively.

The cost of available-for-sale investments sold is based on the specific identification method. Realized gains and losses on the sale of available-for-sale investments are recorded in Other (expense) income, net.

We regularly review all of our investments for declines in fair value. The review includes but is not limited to (i) the consideration of the cause of the decline, (ii) any currently recorded expected credit losses and (iii) the creditworthiness of the respective security issuers. The amortized cost basis of our investments approximates its fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily include amounts related to receivables from sales of energy generation and storage products, financial institutions and leasing companies offering various financing products to our customers, sales of regulatory credits to other automotive manufacturers, and government rebates already passed through to customers. We provide an allowance against accounts receivable for the amount we expect to be uncollectible. We write-off accounts receivable against the allowance when they are deemed uncollectible.

Depending on the day of the week on which the end of a fiscal quarter falls, our accounts receivable balance may fluctuate as we are waiting for certain customer payments to clear through our banking institutions and receipts of payments from our financing partners, which can take up to approximately two weeks based on the contractual payment terms with such partners. Our accounts receivable balances associated with sales of energy storage products are dependent on billing milestones and payment terms negotiated for each contract, and our accounts receivable balances associated with our sales of regulatory credits are dependent on contractual payment terms. These various factors may have a significant impact on our accounts receivable balance from period to period. As of December 31, 2025 and 2024, government rebates receivable was $108 million and $315 million, respectively, in Accounts receivable, net.

Financing Receivables

We provide financing options to our customers for our automotive and energy products. Financing receivables are carried at amortized cost, net of allowance for loan losses. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at levels considered adequate to cover expected credit losses on the financing receivables. In determining expected credit losses, we consider our historical level of credit losses, current economic trends, and reasonable and supportable forecasts that affect the collectability of the future cash flows. Interest income on financing receivables is recognized over the loan term as revenue in the consolidated statements of operations.

When originating consumer receivables, we review the credit application, the proposed contract terms, credit bureau information (e.g., FICO score) and other information. Our evaluation emphasizes the applicant's ability to pay and creditworthiness focusing on payment, affordability, and applicant credit history as key considerations. Generally, all customers in this portfolio have strong creditworthiness at loan origination.

After origination, we review the credit quality of retail financing based on customer payment activity and aging analysis. For all financing receivables, we define "past due" as any payment, including principal and interest, which is at least 31 days past the contractual due date. As of December 31, 2025 and 2024, the vast majority of our financing receivables were at current status with an immaterial balance being past due. As of December 31, 2025, the majority of our financing receivables, excluding MyPower notes receivable, were originated in the past four years. As of December 31, 2024, the majority of these receivables were originated in 2023 and 2022.

We have customer notes receivable under the legacy MyPower loan program, which provided residential customers with the option to finance the purchase of an energy generation system through a 30-year loan and were all originated prior to year 2018. The outstanding balances, net of any allowance for expected credit losses, are presented on the consolidated balance sheets as a component of Prepaid expenses and other current assets for the current portion and as Other non-current assets for the long-term portion. As of December 31, 2025 and 2024, the total outstanding balance of MyPower customer notes receivable, net of allowance for expected credit losses, was $241 million and $248 million, respectively, of which immaterial amounts were due in the next 12 months as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, the allowance for expected credit losses was $26 million and $33 million, respectively.

Concentration of Risk

Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist of cash, cash equivalents, investments, restricted cash, accounts receivable and other finance receivables. Our cash and investments balances are primarily on deposit at high credit quality financial institutions or invested in highly rated, investment-grade securities. These deposits are typically in excess of insured limits. As of December 31, 2025 and 2024, no entity represented 10% or more of our total receivables balance.

Supply Risk

We are dependent on our suppliers, including single source suppliers, and the inability of these suppliers to deliver necessary components of our products in a timely manner at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components from these suppliers, could have a material adverse effect on our business, prospects, financial condition and operating results.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost for vehicles and energy products, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts. If our inventory on-hand is in excess of our future demand forecast, the excess amounts are written-off.

We also review our inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires us to determine the estimated selling price of our products less the estimated cost to convert the inventory on-hand into a finished product. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Should our estimates of future selling prices or production costs change, additional and potentially material write-downs may be required. A small change in our estimates may result in a material charge to our reported financial results.

Operating Lease Vehicles

Vehicles that are leased as part of our direct vehicle leasing program are classified as operating lease vehicles at cost less accumulated depreciation. We generally depreciate their cost, less residual value, using the straight-line-method to cost of automotive leasing revenue over the contractual period. The gross cost of operating lease vehicles as of December 31, 2025 and 2024 was $6.12 billion and $7.03 billion, respectively. Operating lease vehicles on the consolidated balance sheets are presented net of accumulated depreciation of $1.21 billion and $1.45 billion as of December 31, 2025 and 2024, respectively.

Digital Assets

We account for all digital assets held as crypto assets, a subset of indefinite-lived intangible assets in accordance with ASC 350-60, *Intangibles - Goodwill and Other - Crypto Assets*. We have ownership of and control over our digital assets and we may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at fair value.

We determine and record the fair value of our digital assets in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"), based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level I inputs). We determine the cost basis of our digital assets using the specific identification of each unit received. Realized and unrealized gains and losses are recorded to Other (expense) income, net in our consolidated statement of operations.

See Note 3, *Digital Assets*, for further information regarding digital assets.

Energy generation and storage systems, net

We are the lessor of energy generation and storage systems, which are stated at cost less accumulated depreciation. Depreciation of energy generation and storage systems is calculated using the straight-line method over the estimated useful lives of 15 to 35 years. The gross cost of energy generation and storage systems as of December 31, 2025 and 2024 was $6.66 billion and $6.79 billion, respectively. Energy generation and storage systems on the consolidated balance sheets are presented net of accumulated depreciation of $2.06 billion and $1.86 billion as of December 31, 2025 and 2024, respectively.

Property, Plant and Equipment, Net

Property, plant and equipment, net, including leasehold improvements, are recognized at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the respective assets, as follows:

Machinery, equipment, vehicles and office furniture	3 to 15 years
Tooling	4 to 7 years
Building and building improvements	15 to 30 years
Computer equipment and software	3 to 6 years
AI infrastructure	5 to 30 years

Leasehold improvements are depreciated on a straight-line basis over their estimated useful lives. AI infrastructure includes our owned data centers.

Upon the retirement or sale of our property, plant and equipment, the cost and associated accumulated depreciation are removed from the consolidated balance sheets, and the resulting gain or loss is reflected on the consolidated statement of operations. Maintenance and repair expenditures are expensed as incurred while major improvements that increase the functionality, output or expected life of an asset are capitalized and depreciated ratably over the identified useful life.

Long-Lived Assets Including Acquired Intangible Assets

We review our property, plant and equipment, energy generation and storage systems, long-term prepayments and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. We measure recoverability by comparing the carrying amount to the future undiscounted cash flows that the asset is expected to generate. If the asset is not recoverable, its carrying amount would be adjusted down to its fair value. For the years ended December 31, 2025, 2024 and 2023, we have recognized no material impairments of our long-lived assets.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives, which range from three to thirty years. The net carrying value of our intangible assets decreased from $150 million as of December 31, 2024 to $124 million as of December 31, 2025 mainly from amortization. Intangible assets are included in Other non-current assets on the consolidated balance sheets.

Goodwill

Goodwill increased $13 million within the automotive segment from $244 million as of December 31, 2024 to $257 million as of December 31, 2025. Goodwill is included in Other non-current assets on the consolidated balance sheets.

We assess goodwill for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that it might be impaired, by comparing its carrying value to the reporting unit's fair value. For the years ended December 31, 2025, 2024, and 2023, we did not recognize any impairment of goodwill. There were no accumulated impairment losses as of December 31, 2025 and 2024.

Capitalization of Software Costs

We capitalize costs incurred in the development of internal use software, during the application development stage to Property, plant and equipment, net on the consolidated balance sheets. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such costs are amortized on a straight-line basis over their estimated useful life of three to five years.

Software development costs incurred in development of software to be sold, leased, or otherwise marketed, incurred subsequent to the establishment of technological feasibility and prior to the general availability of the software are capitalized when they are expected to become significant. Such costs are amortized over the estimated useful life of the applicable software once it is made generally available to our customers.

We evaluate the useful lives of these assets on an annual basis, and we test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. For the years ended December 31, 2025, 2024 and 2023, we have recognized no impairments of capitalized software costs.

Foreign Currency

We determine the functional and reporting currency of each of our international subsidiaries and their operating divisions based on the primary currency in which they operate. In cases where the functional currency is not the U.S. dollar, we recognize a cumulative translation adjustment created by the different rates we apply to current period income or loss and the balance sheet. For each subsidiary, we apply the monthly average functional exchange rate to its monthly income or loss and the month-end functional currency rate to translate the balance sheet.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Transaction gains and losses are recognized in Other (expense) income, net, in the consolidated statements of operations. For the years ended December 31, 2025, 2024 and 2023, we recorded a net foreign currency transaction loss of $407 million, gain of $57 million and gain of $122 million, respectively.

Warranties

We provide a manufacturer's warranty on all new and used vehicles and a warranty on the installation and components of the energy generation and storage systems we sell for periods typically between 1 to 25 years. We accrue a warranty reserve for the products sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls if identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. The warranty reserve does not include projected service costs associated with our vehicles subject to operating lease accounting and our energy generation and storage systems under lease contracts or PPAs, as these service costs are expensed as incurred. The portion of the warranty reserve expected to be incurred within the next 12 months is included within Accrued liabilities and other, while the remaining balance is included within Other long-term liabilities on the consolidated balance sheets. For liabilities that we are entitled to receive indemnification from our suppliers, we record receivables for the contractually obligated amounts on the consolidated balance sheets as a component of Prepaid expenses and other current assets for the current portion and as Other non-current assets for the long-term portion. Warranty expense is recorded as a component of Cost of revenues in the consolidated statements of operations. Due to the magnitude of our automotive business, our accrued warranty balance is primarily related to our automotive segment. Accrued warranty activity consisted of the following (in millions):

	Year Ended December 31,		
	2025	2024	2023
Accrued warranty—beginning of period	$ 6,716	$ 5,152	$ 3,505
Warranty costs incurred	(1,723)	(1,453)	(1,225)
Net changes in liability for pre-existing warranties, including expirations and foreign exchange impact	1,127	287	539
Provision for warranty	2,487	2,730	2,333
Accrued warranty—end of period	$ 8,607	$ 6,716	$ 5,152

Customer Deposits

Customer deposits primarily consist of refundable cash payments from customers at the time they place an order or reservation for a vehicle or an energy product and any additional payments up to the point of delivery or the completion of installation. Customer deposits also include prepayments on contracts that can be cancelled without significant penalties, such as vehicle maintenance plans. Customer deposits are included in Accrued liabilities and other on the consolidated balance sheets until refunded, forfeited or applied towards the customer's purchase balance.

Government Assistance Programs and Incentives

Globally, the operation of our business is impacted by various government programs, incentives, and other arrangements. Government incentives are recorded in our consolidated financial statements in accordance with their purpose as a reduction of expense, or an offset to the related capital asset. The benefit is generally recorded when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt.

The IRA Incentives Modified by the OBBBA

On August 16, 2022, the IRA was enacted into law and is effective for taxable years beginning after December 31, 2022. The IRA includes multiple incentives to promote clean energy, electric vehicles, battery and energy storage manufacture or purchase. The IRA incentives were subsequently modified by the OBBBA enacted on July 4, 2025, which imposes more stringent eligibility requirements, accelerated phase-outs, and the termination of certain provisions. Some of these measures are expected to materially affect our consolidated financial statements. For the years ended December 31, 2025, 2024 and 2023, the impact from our IRA incentive was primarily a reduction of our costs of revenue in our consolidated statements of operations as discussed above in Cost of Revenues.

Nevada Tax Incentives

In connection with the construction of Gigafactory Nevada, we entered into agreements in 2014 with the State of Nevada and Storey County in Nevada that provide abatements for specified taxes, discounts to the base tariff energy rates and transferable tax credits of up to $195 million in consideration of capital investment and hiring targets that were met at Gigafactory Nevada.

Gigafactory Texas Tax Incentives

In connection with the construction of Gigafactory Texas, we entered into a 20-year agreement in 2020 with Travis County in Texas pursuant to which we would receive grant funding equal to 70-80% of property taxes paid by us to Travis County and a separate 10-year agreement in 2020 with the Del Valle Independent School District in Texas pursuant to which a portion of the taxable value of our property would be capped at a specified amount, in each case subject to our meeting certain minimum economic development metrics through our construction and operations at Gigafactory Texas. This incentive is recorded as a reduction of the related expenses within the Cost of automotive revenues and operating expense line items of our consolidated statements of operations. For the years ended December 31, 2025, 2024 and 2023, the grant funding related to property taxes paid were immaterial.

Defined Contribution Plan

We have a 401(k) savings plan in the U.S. that is intended to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code and a number of savings plans internationally. Under the 401(k) savings plan, participating employees may elect to contribute up to 90% of their eligible compensation, subject to certain limitations. Beginning in January 2022, we began to match 50% of each employee's contributions up to a maximum of 6% (capped at $3,000) of the employee's eligible compensation, vested upon one year of service. During the years ended December 31, 2025, 2024 and 2023, we recognized $103 million, $107 million and $99 million, respectively, of expenses related to employer contributions for the 401(k) savings plan.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as "project stages") throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied either a prospective or a retrospective approach. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our consolidated financial statements.

Recently adopted accounting pronouncements

ASU 2023-08

In December 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60) ("new crypto assets standard"). The new crypto assets standard requires certain crypto assets to be measured at fair value separately on the balance sheet with changes reported in the statement of operations each reporting period. The new crypto assets standard also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto asset holding. We adopted the new crypto assets standard on a modified retrospective approach effective January 1, 2024. The cumulative effect of the changes made on our January 1, 2024 consolidated balance sheet for the adoption of the new crypto assets standard was as follows (in millions):

	Balances at December 31, 2023	Adjustments from Adoption of the New Crypto Assets Standard	Balances at January 1, 2024
Assets			
Digital assets, net	$ 184	$ 303	$ 487
Deferred tax assets	6,733	(67)	6,666
Stockholders' equity			
Retained earnings	27,882	236	28,118

ASU 2023-09

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 12, *Income Taxes* for the inclusion of new disclosures required.

On July 4, 2025, the U.S. H.R.1, an act to provide for reconciliation pursuant to title II of H. Con. Res. 14. (the "OBBBA") was enacted. The OBBBA introduces multiple tax law and other legislative changes, including modifications to income tax provisions such as domestic research and development expenses, capital expenditures, and U.S. taxation of international earnings; the repeal or acceleration of the sunset of certain tax credits under the 2022 Inflation Reduction Act and elimination of certain penalties for violations of certain regulatory credit programs. We have recognized the effects of the OBBBA provisions in our financial results to the extent they are applicable to the year ended December 31, 2025. We will continue to evaluate the impact of these provisions on our 2026 and subsequent consolidated financial statements, including loss of certain regulatory credit sales tied to our products and changes to the costs of our products.

Note 3 – Digital Assets

During the years ended December 31, 2025 and 2024, we purchased and/or received immaterial amounts of digital assets. During the year ended December 31, 2023, we recorded an immaterial amount of impairment losses on digital assets. Refer to Note 2, *Summary of Significant Accounting Policies* for additional information regarding the Company's adoption of the new crypto assets standard.

The table below summarizes the amounts shown on our consolidated balance sheets as of December 31, 2025 and 2024 (in millions except units of digital assets).

	December 31, 2025			December 31, 2024		
	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
Digital assets held:						
Bitcoin	11,509	$ 386	$ 1,007	11,509	$ 386	$ 1,074
Other		1	1		1	2
Total		$ 387	$ 1,008		$ 387	$ 1,076

The following table provides details of the activities related to our digital assets for the years ended December 31, 2025 and 2024 (in millions):

	Year Ended December 31,	
	2025	2024
Beginning balance at fair value	$ 1,076	$ 487
Unrealized (loss) gain, net	(68)	589
Ending balance at fair value	$ 1,008	$ 1,076

Note 4 – Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement,* states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value. Our assets and liabilities that were measured at fair value on a recurring basis were as follows (in millions):

	December 31, 2025				December 31, 2024			
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Certificates of deposit and time deposits	$ 14,600	$ —	$ 14,600	$ —	$ 12,767	$ —	$ 12,767	$ —
Commercial paper	5,617	—	5,617	—	3,919	—	3,919	—
U.S. government securities	7,321	—	7,321	—	3,620	—	3,620	—
Corporate debt securities	8	—	8	—	118	—	118	—
Money market funds	1,890	1,890	—	—	1,753	1,753	—	—
Digital assets	1,008	1,008	—	—	1,076	1,076	—	—
Total	$ 30,444	$ 2,898	$ 27,546	$ —	$ 23,253	$ 2,829	$ 20,424	$ —

Our assets classified within Level I of the fair value hierarchy were valued using quoted prices in active markets and our assets classified within Level II of the fair value hierarchy utilized the market approach to determine fair value of the investments.

Our cash, cash equivalents and investments classified by security type as of December 31, 2025 and 2024 consisted of the following (in millions):

	December 31, 2025					
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-Term Investments
Cash	$ 14,623	$ —	$ —	$ 14,623	$ 14,623	$ —
Certificates of deposit and time deposits	14,598	2	—	14,600	—	14,600
Commercial paper	5,619	—	(2)	5,617	—	5,617
U.S. government securities	7,318	5	(2)	7,321	—	7,321
Corporate debt securities	8	—	—	8	—	8
Money market funds	1,890	—	—	1,890	1,890	—
Total cash, cash equivalents and short-term investments	$ 44,056	$ 7	$ (4)	$ 44,059	$ 16,513	$ 27,546

	December 31, 2024					
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-Term Investments
Cash	$ 14,386	$ —	$ —	$ 14,386	$ 14,386	$ —
Certificates of deposit and time deposits	12,767	—	—	12,767	—	12,767
Commercial paper	3,908	11	—	3,919	—	3,919
U.S. government securities	3,618	3	(1)	3,620	—	3,620
Corporate debt securities	117	1	—	118	—	118
Money market funds	1,753	—	—	1,753	1,753	—
Total cash, cash equivalents and short-term investments	$ 36,549	$ 15	$ (1)	$ 36,563	$ 16,139	$ 20,424

As of December 31, 2025 and 2024, investments held and restricted for our insurance business were $254 million and $286 million, respectively.

As of December 31, 2025, the majority of our short-term investments had contractual maturity dates within one year.

Disclosure of Fair Values

Our financial instruments that are not re-measured at fair value include accounts receivable, financing receivables, other receivables, accounts payable, accrued liabilities, customer deposits and debt. The carrying values of these financial instruments materially approximate their fair values.

Note 5 – Inventory

Our inventory consisted of the following (in millions):

	December 31, 2025	December 31, 2024
Raw materials	$ 4,522	$ 5,242
Work in process	1,725	1,532
Finished goods (1)	4,849	3,940
Service parts	1,296	1,303
Total	$ 12,392	$ 12,017

(1) Finished goods inventory includes products-in-transit to fulfill customer orders, new vehicles, used vehicles and energy products available for sale.

We write-down inventory for any excess or obsolete inventory or when we believe that the net realizable value of inventory is less than the carrying value. During the years ended December 31, 2025, 2024 and 2023, we recorded write-downs of $310 million, $190 million and $233 million, respectively, in Cost of revenues in the consolidated statements of operations.

Note 6 – Property, Plant and Equipment, Net

Our property, plant and equipment, net, consisted of the following (in millions):

	December 31, 2025	December 31, 2024
Machinery, equipment, vehicles and office furniture	$ 20,864	$ 18,339
Land and buildings	11,837	10,677
AI infrastructure	6,816	5,152
Tooling	4,868	3,883
Leasehold improvements	4,439	3,688
Computer equipment, hardware and software	3,206	2,902
Construction in progress	8,786	6,783
Property, plant and equipment	60,816	51,424
Less: Accumulated depreciation	(20,173)	(15,588)
Property, plant and equipment, net	$ 40,643	$ 35,836

Construction in progress is primarily comprised of ongoing construction and expansion of our facilities, equipment and tooling related to the manufacturing of our products as well as AI-related assets which have not yet been placed in service. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use.

Depreciation expense during the years ended December 31, 2025, 2024 and 2023 was $5.03 billion, $4.12 billion and $3.33 billion, respectively.

Note 7 – Accrued Liabilities and Other

Our accrued liabilities and other current liabilities consisted of the following (in millions):

	December 31, 2025	December 31, 2024
Accrued purchases (1)	$ 2,577	$ 2,253
Accrued warranty reserve, current portion	2,475	1,917
Payroll and related costs	1,907	1,532
Taxes payable (2)	1,594	1,367
Customer deposits	1,311	993
Operating lease liabilities, current portion	954	807
Sales return reserve, current portion	529	305
Other current liabilities	1,932	1,549
Total	$ 13,279	$ 10,723

(1) Accrued purchases primarily reflects receipts of goods and services for which we had not yet been invoiced. As we are invoiced for these goods and services, this balance will reduce and accounts payable will increase.

(2) Taxes payable primarily includes value added tax, income tax, sales tax, property tax and use tax payables.

Note 8 – Other Long-Term Liabilities

Our other long-term liabilities consisted of the following (in millions):

	December 31, 2025	December 31, 2024
Accrued warranty reserve	$ 6,132	$ 4,799
Operating lease liabilities	5,389	4,603
Other non-current liabilities	1,339	1,093
Total other long-term liabilities	$ 12,860	$ 10,495

Note 9 – Debt

The following is a summary of our debt and finance leases as of December 31, 2025 (in millions):

	Net Carrying Value		Unpaid Principal Balance	Unused Committed Amount (1)	Contractual Interest Rates	Contractual Maturity Date
	Current	Long-Term				
Recourse debt:						
RCF Credit Agreement	—	—	—	5,000	Not applicable	January 2028
Other	1	2	3	—	4.70-5.75%	January 2026-January 2031
Total recourse debt	1	2	3	5,000		
Non-recourse debt:						
Automotive Asset-backed Notes	1,492	1,745	3,249	—	2.47-6.57%	October 2026-June 2035
China Working Capital Facility	—	4,288	4,288	1,429	2.01-2.11%	March 2026-December 2026 (2)
Energy Asset-backed Notes	55	337	397	—	5.08-6.25%	June 2050
Cash Equity Debt	21	212	240	—	5.25-5.81%	July 2034-January 2035
Total non-recourse debt	1,568	6,582	8,174	1,429		
Total debt	1,569	6,584	$ 8,177	$ 6,429		
Finance leases	71	152				
Total debt and finance leases	$ 1,640	$ 6,736				

The following is a summary of our debt and finance leases as of December 31, 2024 (in millions):

	Net Carrying Value		Unpaid Principal Balance	Unused Committed Amount (1)	Contractual Interest Rates	Contractual Maturity Date
	Current	Long-Term				
Recourse debt:						
RCF Credit Agreement	—	—	—	5,000	Not applicable	January 2028
Other	4	3	7	—	4.70-5.75%	March 2025-January 2031
Total recourse debt	4	3	7	5,000		
Non-recourse debt:						
Automotive Asset-backed Notes	2,255	2,059	4,329	—	3.45-6.57%	September 2025-June 2035
China Working Capital Facility	—	2,740	2,740	—	1.92 %	April 2025 (2)
Energy Asset-backed Notes	54	434	493	—	4.80-6.25%	December 2025-June 2050
Cash Equity Debt	30	299	338	—	5.25-5.81%	July 2033-January 2035
Total non-recourse debt	2,339	5,532	7,900	—		
Total debt	2,343	5,535	$ 7,907	$ 5,000		
Finance leases	113	222				
Total debt and finance leases	$ 2,456	$ 5,757				

(1) Refer to the respective sections below for restrictions on draw-down or use for general corporate purposes with respect to any available committed funds under our debt facilities, as applicable.

(2) As we have the intent and ability to refinance the loan on a long-term basis, we recorded it in Debt and finance leases, net of current portion in the consolidated balance sheets.

Recourse debt refers to debt that is recourse to our general assets. Non-recourse debt refers to debt that is recourse to only assets of our subsidiaries. The differences between the unpaid principal balances and the net carrying values are due to debt discounts or deferred issuance costs. As of December 31, 2025, we were in material compliance with all financial debt covenants.

Credit Agreement

In January 2023, we entered into a 5-year senior unsecured revolving credit facility (the "RCF Credit Agreement") with a syndicate of banks. The RCF Credit Agreement contains two optional one-year extensions and has a total commitment of up to $5.00 billion, which could be increased up to $7.00 billion under certain circumstances. The underlying borrowings may be used for general corporate purposes. Borrowed funds accrue interest at a variable rate equal to: (i) for dollar-denominated loans, at our election, (a) Term SOFR (the forward-looking secured overnight financing rate) plus 0.10%, or (b) an alternate base rate; (ii) for loans denominated in pounds sterling, SONIA (the sterling overnight index average reference rate); or (iii) for loans denominated in euros, an adjusted EURIBOR (euro interbank offered rate); in each case, plus an applicable margin. The applicable margin will be based on the rating assigned to our senior, unsecured long-term indebtedness (the "Credit Rating") from time to time. The fee for undrawn amounts is variable based on the Credit Rating and is currently 0.125% per annum. There are no restrictions on draw-down or use for general corporate purposes with respect to any available committed funds under our RCF Credit Agreement, except certain specified conditions prior to draw-down.

Automotive Asset-backed Notes

From time to time, we transfer receivables and/or beneficial interests related to certain vehicles (either leased or financed) into special purpose entities ("SPEs") and issue Automotive Asset-backed Notes, backed by these automotive assets to investors. The SPEs are consolidated in the financial statements. The cash flows generated by these automotive assets are used to service the principal and interest payments on the Automotive Asset-backed Notes and satisfy the SPEs' expenses, and any remaining cash is distributed to the owners of the SPEs. The SPEs' assets and cash flows are not available to our other creditors, and the creditors of the SPEs, including the Automotive Asset-backed Note holders, have no recourse to our other assets.

In 2025, we transferred beneficial interests related to certain leased vehicles and/or financing receivables into SPEs and issued $1.41 billion in aggregate principal amount of Automotive Asset-backed Notes, with terms similar to our other previously issued Automotive Asset-backed Notes.

Energy Asset-backed Notes

In 2024, we transferred certain financing receivables into an SPE and issued $499 million in aggregate principal amount of Energy Asset-backed Notes, backed by these financing receivables. The proceeds from issuance, net of debt issuance costs, were $494 million. The SPE is wholly owned by us and is consolidated in the financial statements. The cash flows generated by these financing receivables are used to service the principal and interest payments on the Energy Asset-backed Notes and satisfy the SPE's expenses, and any remaining cash is distributed to us. The SPE's assets and cash flows are not available to our other creditors, and the creditors of the SPE, including the Energy Asset-backed Notes holders, have no recourse to our other assets.

Cash Equity Debt

In connection with the cash equity financing deals closed in 2016, our subsidiaries issued $502 million in aggregate principal amount of debt that bears interest at fixed rates. This debt is secured by, among other things, our interests in certain financing funds and is non-recourse to our other assets.

China Working Capital Facility

In 2024, one of our subsidiaries entered into a loan agreement (the "China Working Capital Facility") with lenders in China for an unsecured revolving facility of up to RMB 20.00 billion to be used for certain production expenditures as well as repayment of certain finance facilities.

In March 2025, the China Working Capital Facility was amended to extend the availability of funds through April 2028. In addition, the maturity date for each borrowing is the earlier of one year from the date the funds are drawn or April 2029.

In September 2025, the China Working Capital Facility was further amended to increase the aggregate lender commitment by RMB 20.00 billion. Borrowings bear interest at a rate equal to the Loan Prime Rate published by the People's Bank of China minus 0.89% or 0.99%, as applicable under the terms of the agreement.

Pledged Assets

As of December 31, 2025 and 2024, we had pledged or restricted $3.89 billion and $5.16 billion, respectively, of our assets (consisting principally of operating lease vehicles, financing receivables, restricted cash, and equity interests in certain SPEs) as collateral for our outstanding debt.

Schedule of Principal Maturities of Debt

The future scheduled principal maturities of debt as of December 31, 2025 were as follows (in millions):

	Recourse debt	Non-recourse debt	Total
2026	$ 1	$ 1,575	$ 1,576
2027	—	1,233	1,233
2028	—	649	649
2029	—	4,386	4,386
2030	2	87	89
Thereafter	—	244	244
Total	$ 3	$ 8,174	$ 8,177

Note 10 – Leases

We have entered into various operating and finance lease agreements for certain of our offices, manufacturing and warehouse facilities, retail and service locations, data centers, equipment, vehicles, and energy generation and storage systems, worldwide. We determine if an arrangement is a lease, or contains a lease, at inception and record the lease in our financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

We have lease agreements with lease and non-lease components, and have elected to utilize the practical expedient to account for lease and non-lease components together as a single combined lease component, from both a lessee and lessor perspective with the exception of direct sales-type leases and production equipment classes embedded in supply agreements. From a lessor perspective, the timing and pattern of transfer are the same for the non-lease components and associated lease component and, the lease component, if accounted for separately, would be classified as an operating lease.

We have elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of our leases do not provide an implicit rate of return, we used our incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

Our leases, where we are the lessee, often include options to extend the lease term for up to 10 years. Some of our leases also include options to terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

Lease expense for operating leases is recognized on a straight-line basis over the lease term as cost of revenues or operating expenses depending on the nature of the leased asset. Certain operating leases provide for annual increases to lease payments based on an index or rate. We calculate the present value of future lease payments based on the index or rate at the lease commencement date for new leases. Differences between the calculated lease payment and actual payment are expensed as incurred. Amortization of finance lease assets is recognized over the lease term as cost of revenues or operating expenses depending on the nature of the leased asset. Interest expense on finance lease liabilities is recognized over the lease term within Interest expense in the consolidated statements of operations.

The balances for the operating and finance leases where we are the lessee are presented as follows (in millions) within our consolidated balance sheets:

	December 31, 2025	December 31, 2024
Operating leases:		
Operating lease right-of-use assets	$ 6,027	$ 5,160
Accrued liabilities and other	$ 954	$ 807
Other long-term liabilities	5,389	4,603
Total operating lease liabilities	$ 6,343	$ 5,410
Finance leases:		
Energy generation and storage systems, net	$ 19	$ 21
Property, plant and equipment, net	229	350
Total finance lease assets	$ 248	$ 371
Current portion of long-term debt and finance leases	$ 71	$ 113
Long-term debt and finance leases, net of current portion	152	222
Total finance lease liabilities	$ 223	$ 335

The components of lease expense are as follows (in millions) within our consolidated statements of operations:

	Year Ended December 31,		
	2025	2024	2023
Operating lease expense:			
Operating lease expense (1)	$ 1,766	$ 1,500	$ 1,153
Finance lease expense:			
Amortization of leased assets	$ 118	$ 409	$ 506
Interest on lease liabilities	12	21	45
Total finance lease expense	$ 130	$ 430	$ 551
Total lease expense	$ 1,896	$ 1,930	$ 1,704

(1) Includes short-term leases and variable lease costs, which are individually immaterial.

Other information related to leases where we are the lessee is as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term:		
Operating leases	7.7 years	7.9 years
Finance leases	4.3 years	4.4 years
Weighted-average discount rate:		
Operating leases	5.0 %	5.3 %
Finance leases	4.7 %	4.7 %

Supplemental cash flow information related to leases where we are the lessee is as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 1,743	$ 1,450	$ 1,084
Operating cash outflows from finance leases (interest payments)	$ 12	$ 21	$ 47
Leased assets obtained in exchange for finance lease liabilities	$ —	$ 144	$ 10
Leased assets obtained in exchange for operating lease liabilities	$ 1,643	$ 1,808	$ 2,170

As of December 31, 2025, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows (in millions):

	Operating Leases	Finance Leases
2026	$ 1,241	$ 80
2027	1,127	72
2028	1,012	27
2029	879	22
2030	787	22
Thereafter	2,668	23
Total minimum lease payments	7,714	246
Less: Interest	1,371	23
Present value of lease obligations	6,343	223
Less: Current portion	954	71
Long-term portion of lease obligations	$ 5,389	$ 152

As of December 31, 2025, we have excluded from the table above additional operating leases that have not yet commenced with aggregate rent payments of $849 million. These operating leases will commence between fiscal year 2026 and 2028 with lease terms of 2 years to 20 years.

In July 2025, we entered into a supply agreement for semiconductor contract manufacturing of our AI chips, which is expected to commence in 2027 or later. If and when product specifications are met and production commences, we expect to account for the chipmaking machinery and equipment as leased assets as the terms of the arrangement convey a finance lease under ASC 842 *Leases.*

Operating Lease and Sales-type Lease Receivables

We are the lessor of certain vehicle and energy generation and storage systems as described in Note 2, *Summary of Significant Accounting Policies*. As of December 31, 2025, maturities of our operating lease and sales-type lease receivables from customers for each of the next five years and thereafter were as follows (in millions):

	Operating Leases	Sales-type Leases
2026	$ 1,045	$ 144
2027	709	83
2028	363	27
2029	210	5
2030	203	—
Thereafter	1,077	—
Gross lease receivables	$ 3,607	$ 259

The above table does not include vehicle sales to customers or leasing partners with a resale value guarantee as the cash payments were received upfront. For our energy generation PPA arrangements, customers are charged solely based on actual power produced by the installed energy generation system at a predefined rate per kilowatt-hour of power produced. The future payments from such arrangements are not included in the above table as they are a function of the power generated by the related energy generation systems in the future.

Net Investment in Sales-type Leases

Net investment in sales-type leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated balance sheets as a component of Prepaid expenses and other current assets for the current portion and as Other non-current assets for the long-term portion. Lease receivables relating to sales-type leases are presented on the consolidated balance sheets as follows (in millions):

	December 31, 2025	December 31, 2024
Gross lease receivables	$ 259	$ 484
Unearned interest income	(14)	(38)
Allowance for expected credit losses	(5)	(6)
Net investment in sales-type leases	$ 240	$ 440
Reported as:		
Prepaid expenses and other current assets	$ 130	$ 152
Other non-current assets	110	288
Net investment in sales-type leases	$ 240	$ 440

Note 11 – Equity Incentive Plans

In June 2019, we adopted the 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of stock options, RSAs, RSUs, stock appreciation rights, performance units and performance shares to our employees, directors and consultants. Stock options granted under the 2019 Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options may only be granted to our employees. Nonstatutory stock options may be granted to our employees, directors and consultants. Generally, our stock options and RSUs vest over four years and our stock options are exercisable over a maximum period of 10 years from their grant dates. Vesting typically terminates when the employment or consulting relationship ends.

In November 2025, we adopted the Amended and Restated 2019 Equity Incentive Plan (the “A&R 2019 Plan”). The A&R 2019 Plan has similar terms to the 2019 Plan, but increased the general shares reserved and available for issuance by 60.0 million shares and created a new special share reserve for our CEO of approximately 208.0 million shares.

As of December 31, 2025, 64.7 million shares were reserved and available for general issuance under the A&R 2019 Plan.

The following table summarizes our stock option and RSU activity for the year ended December 31, 2025:

	Stock Options				RSUs	
	Number of Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in billions)	Number of RSUs (in thousands)	Weighted-Average Grant Date Fair Value
Beginning of period	344,535	$ 40.41			18,661	$ 233.02
Granted	13,128	$ 338.43			8,444	$ 360.99
Exercised or released	(7,289)	$ 112.43			(7,089)	$ 241.62
Cancelled	(6,268)	$ 187.47			(3,004)	$ 254.57
End of period	344,106	$ 47.58	2.68	$ 138.38	17,012	$ 289.15
Vested and expected to vest, December 31, 2025	340,111	$ 43.98	2.60	$ 138.00	16,628	$ 286.47
Exercisable and vested, December 31, 2025	320,430	$ 29.62	2.22	$ 134.61		

The weighted-average grant date fair value per share of RSUs granted in the years ended December 31, 2025, 2024 and 2023 was $360.99, $223.98 and $228.33, respectively. The aggregate release date fair value of RSUs in the years ended December 31, 2025, 2024 and 2023 was $2.42 billion, $1.75 billion and $2.50 billion, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $1.73 billion, $1.77 billion and $1.33 billion, respectively.

ESPP

Our employees are eligible to purchase our common stock through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The purchase price would be 85% of the lower of the fair market value on the first and last trading days of each six-month offering period. During the years ended December 31, 2025, 2024 and 2023, under the ESPP we issued 1.9 million, 2.2 million and 2.1 million shares, respectively. As of December 31, 2025, there were 93.6 million shares available for issuance under the ESPP.

2025 CEO Interim Award

On August 3, 2025, the Board of Directors granted and issued 96.0 million shares of restricted stock to our CEO (the "2025 CEO Interim Award"), which will vest on the second anniversary of the grant date, assuming his continued employment as either the CEO or as an executive responsible for product development or operations (as approved by disinterested members of the Board of Directors) through the vesting date. Our CEO must pay the Company $23.34 per share (the "Purchase Price") of restricted stock that vests, which is equal to the exercise price per share of the stock-based compensation plan awarded to Elon Musk in 2018 (the "2018 CEO Performance Award").

Restricted stock under the 2025 CEO Interim Award will be immediately forfeited and returned (an “Early Forfeiture”) to the Company to preclude a “double dip” or windfall if, prior to vesting, there is a final, non-appealable judgment, order or decision of the Delaware courts with respect to the action captioned Tornetta v. Elon Musk et al., C.A. No. 2018-0408-KSJM (Del. Ch.), or any pending or future appeal, including In re Tesla, Inc. Derivative Litigation, Nos. 10, 2025, 11, 2025 (Del.) (a “Tornetta Decision Event”) (see Note 13, *Commitments and Contingencies*), that results in our CEO becoming able to exercise in full the 2018 CEO Performance Award. If a Tornetta Decision Event results in our CEO becoming able to exercise options covered by the 2018 CEO Performance Award, but does not result in Early Forfeiture, then, if the Tornetta Decision Event occurs before the 2025 CEO Interim Award vests, shares covered by the 2025 CEO Interim Award will be reduced to the extent that (a) the sum of the 2025 CEO Interim Award shares and any amount of options exercisable under the 2018 CEO Performance Award exceeds (b) the total number of options subject to the 2018 CEO Performance Award in full (the “Excess Amount”), and if the Tornetta Decision Event occurs after the 2025 CEO Interim Award vests, then our CEO will return or otherwise repay us for shares issued under the 2025 CEO Interim Award (with us returning or repaying the Purchase Price) or forfeit options underlying the 2018 CEO Performance Award equal to the Excess Amount. The “no double dip” provision means that if our CEO gains the ability to exercise the 2018 CEO Performance Award, there will be no material additional benefit to him because the total number of shares awarded under the 2025 CEO Interim Award together with the 2018 CEO Performance Award cannot exceed the number of shares underlying the 2018 CEO Performance Award.

Our CEO must hold shares covered by the 2025 CEO Interim Award for five years from the date of grant, subject to certain exceptions, including to satisfy taxes due in respect of vesting of the 2025 CEO Interim Award and/or to pay the Purchase Price. The 2025 CEO Interim Award will vest on an accelerated basis prior to the second anniversary of the grant date if our CEO is in continued eligible service upon a change in control or his death.

Stock-based compensation expense associated with the 2025 CEO Interim Award is recognized over the requisite service period, based on the grant date fair value determined on August 15, 2025 (the date the issuance of the shares of restricted stock was no longer subject to conditionality or the “accounting grant date”), but only if and when the vesting of the award becomes probable. Additionally, our CEO stock-based compensation expense represents a non-cash expense and is recorded as a selling, general and administrative operating expense in our consolidated statement of operations. The grant date fair value of the 2025 CEO Interim Award is $26.06 billion. The grant date fair value is based upon the closing market price of our common stock as of the accounting grant date, less the Purchase Price, adjusted to take into account an illiquidity discount due to the required holding period.

As of December 31, 2025, no stock-based compensation expense has been recorded related to the 2025 CEO Interim Award as vesting was not deemed probable. Following the Delaware Supreme Court’s recent decision reversing the Court of Chancery’s rescission order and reinstating Mr. Musk’s 2018 compensation package, the Special Committee, consistent with its general purpose, continues to consider, evaluate and determine all aspects of the retention and incentivization of Mr. Musk and any methods, approaches or manners for doing so, including the 2018 CEO Performance Award and the 2025 CEO Interim Award. If the 2025 CEO Interim Award is cancelled before vesting is deemed probable, no expense will be recognized relating to the award.

2025 CEO Performance Award

On September 3, 2025 (the “2025 CEO Performance Award Grant Date”), the Board of Directors granted approximately 423.7 million shares of performance-based restricted stock to our CEO (the “2025 CEO Performance Award”), which was approved on November 6, 2025 by our shareholders (the “2025 CEO Performance Award Accounting Grant Date”).

Until such time as there are no shares under the 2025 CEO Performance Award that are not earned (the “Unearned Shares”), our CEO’s Unearned Shares will vote proportionately to the votes of all other shares of our capital stock that are present and entitled to vote at any annual or special meeting (or similar action) of our shareholders (including our CEO). Generally, each of the 12 tranches of the 2025 CEO Performance Award will become “Earned Shares” upon our CEO remaining in Eligible Service (as defined below) and the certification by disinterested directors that the following have been achieved: (i) the market capitalization milestone for such tranche and (ii) any one of the twelve operational milestones (clauses (i) and (ii), together the “Performance Milestones”). Our CEO will be able to direct the vote of such Earned Shares.

Tranche #	Number of Shares Subject to Tranche	Market Capitalization Milestones (2)	Operational Milestones	Achievement Status
1	35,311,992	$2.0 trillion	Achievement of any 1 of the 12 Operational Milestones	-
2	35,311,992	$2.5 trillion	Achievement of any 2 of the 12 Operational Milestones	-
3	35,311,992	$3.0 trillion	Achievement of any 3 of the 12 Operational Milestones	-
4	35,311,992	$3.5 trillion	Achievement of any 4 of the 12 Operational Milestones	-
5	35,311,992	$4.0 trillion	Achievement of any 5 of the 12 Operational Milestones	-
6	35,311,992	$4.5 trillion	Achievement of any 6 of the 12 Operational Milestones	-
7	35,311,992	$5.0 trillion	Achievement of any 7 of the 12 Operational Milestones	-
8	35,311,992	$5.5 trillion	Achievement of any 8 of the 12 Operational Milestones	-
9	35,311,992	$6.0 trillion	Achievement of any 9 of the 12 Operational Milestones	-
10	35,311,992	$6.5 trillion	Achievement of any 10 of the 12 Operational Milestones	-
11	35,311,992	$7.5 trillion	Achievement of any 11 of the 12 Operational Milestones (1)	-
12	35,311,992	$8.5 trillion	Achievement of any 12 of the 12 Operational Milestones (1)	-
Total	423,743,904			

(1) The 11th and 12th tranches are earned upon the later of (i) the date on which the last Performance Milestone applicable to such tranche is completed and (ii) the date on which the CEO succession framework developed by our CEO is approved by the Board of Directors.

(2) Market capitalization milestones are measured on a trailing average basis over both a six-month period and a 30-day period. Achievement may also be measured over a one-year period in connection with the deemed achievement of certain product goals.

The operational milestones generally required for any shares to become Earned Shares are defined as follows:

Milestone #	Operational Milestones (3)
1	20 million Tesla vehicles delivered
2	10 million active FSD subscriptions
3	1 million bots delivered
4	1 million Robotaxis in commercial operation
5	$50 billion of Adjusted EBITDA
6	$80 billion of Adjusted EBITDA
7	$130 billion of Adjusted EBITDA
8	$210 billion of Adjusted EBITDA
9	$300 billion of Adjusted EBITDA
10	$400 billion of Adjusted EBITDA (4)
11	$400 billion of Adjusted EBITDA (4)
12	$400 billion of Adjusted EBITDA (4)

(3) Adjusted EBITDA is defined as net income (loss) attributable to common stockholders before interest expense, provision (benefit) for income taxes, depreciation, amortization and impairment, stock-based compensation and digital assets gains and losses for the four consecutive quarters that immediately precede such determination date.

(4) Meeting the last three Adjusted EBITDA operational milestones requires achieving Adjusted EBITDA of $400 billion in three non-overlapping periods, each made up of four consecutive quarters.

The vesting date for each tranche of shares depends on when such shares become Earned Shares, which is based on the achievement of Performance Milestones. Generally, shares earned prior to the 5th anniversary of the 2025 CEO Performance Award Grant Date vest on the 7.5th anniversary, and shares that are earned after the 5th anniversary of the 2025 CEO Performance Award Grant Date vest on the 10th anniversary (each such 7.5 and 10-year period, a “Post-Milestone Service Period”), in each case our CEO must maintain continued employment either as our CEO or as an executive officer responsible for product development or operations through the applicable Post-Milestone Service Period (“Eligible Service”). Upon vesting, the vested shares will be reduced by an offset amount of $334.09 per share, unless our CEO elects to pay such amounts in cash.

Unearned Shares will be forfeited and returned upon the 10-year anniversary of the 2025 CEO Performance Award Grant Date. Unvested shares (including any Earned Shares that have not vested) will be forfeited upon cessation of Eligible Service. Any stock-based compensation expense related to forfeited shares will be reversed during the period in which such a forfeiture occurs.

Our CEO must hold shares for five years after they become Earned Shares (regardless of whether such Earned Shares vest), subject to exceptions on or after vesting for (i) a change in control, (ii) satisfying taxes due in respect of vesting or (iii) transfers for estate planning purposes that involve a mere change of form or as may be permitted by our disinterested directors in their discretion consistent with our internal policies.

Stock-based compensation expense recognition commences when an operational milestone is considered probable of achievement regardless of the progress made towards achieving the next market capitalization milestone. The probability of meeting an operational milestone is based on a subjective assessment of the product roadmap, regulatory environment, industry and adoption trends, competitive environment, macroeconomic conditions and risks, and our future financial projections, among other estimates and assumptions. These inputs, which are subjective and generally require significant judgment, are based on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. As of December 31, 2025, we determined that the operational milestone involving the delivery of 20 million Tesla vehicles, is probable over the term of the award based on our current assumptions.

Once an operational milestone is considered probable of achievement, stock-based compensation expense associated with the tranche will be recognized over the relevant Post-Milestone Service Period, which is based on the expected achievement date of the operational milestone. By design of this award, the recognition period will be approximately 7.5 or 10 years from the 2025 CEO Performance Award Accounting Grant Date. Stock-based compensation expense associated with this award is recorded as Selling, general and administrative expense on our consolidated statement of operations.

As of December 31, 2025, based on our current estimate of the achievement date, we had unrecognized stock-based compensation expense of $10.23 billion for the operational milestone that was considered probable of achievement over the term of the award, which we expect to be recognized over 9.7 years. As of December 31, 2025, we had unrecognized stock-based compensation expense of $105.82 billion to $120.37 billion for the operational milestones that were considered not probable of achievement. From the 2025 CEO Performance Award Accounting Grant Date to December 31, 2025, we recorded stock-based compensation expense of $162 million related to the 2025 CEO Performance Award.

Fair Value Assumptions

We use the fair value method in recognizing stock-based compensation expense. Under the fair value method, we estimate the fair value of each stock option award with service or service and performance conditions and the ESPP on the grant date generally using the Black-Scholes option pricing model. The weighted-average assumptions used in the Black-Scholes model for stock options are as follows:

	Year Ended December 31,		
	2025	2024	2023
Risk-free interest rate	3.95 %	3.92 %	3.90 %
Expected term (in years)	4.7	4.3	4.5
Expected volatility	60 %	59 %	63 %
Dividend yield	— %	— %	— %
Grant date fair value per share	$ 178.36	$ 114.29	$ 121.62

The risk-free interest rate is based on the U.S. Treasury yield for zero-coupon U.S. Treasury notes with maturities approximating each grant's expected life. We use our historical data in estimating the expected award term of our employee grants. The expected share price volatility is based on the average of the implied volatility of publicly traded options for our common stock and the historical volatility of our common stock.

The fair value of restricted stock-based awards that have market, service and performance conditions is estimated on the grant date using a Monte Carlo simulation model. The weighted-average assumptions used in the Monte Carlo simulation model for the purpose of determining the grant date fair value of the 2025 CEO Performance Award is as follows:

Expected award term (in years) (1)	9.8
Expected share price volatility	60 %
Dividend yield	— %
Risk-free rate of return	4.06 %
Dilution adjustment	15 %
Illiquidity discount (2)	0% - 14%
Grant date fair value per share (3)	$284.24 - $337.74

(1) The expected award term is the period from the shareholder approval date to the end of the performance period.

(2) The illiquidity discount was determined using a valuation model that uses the same expected share price volatility applied in the Monte Carlo simulation model and tax rates utilized are equal to the federal tax rate, plus our best estimate of personal tax rates based on available payroll information.

(3) The stock-based compensation expense recognized will depend on the date a given tranche vests if at all. The range in grant date fair value per share reflects differences in any applicable holding period that may be in effect post-vesting for each tranche.

The fair value of RSAs and RSUs with service or service and performance conditions is measured on the grant date based on the closing fair market value of our common stock less any purchase price or offset amount, adjusted to take into account any illiquidity discounts due to applicable required holding periods that are in effect post-vesting.

Other Performance-Based Grants

From time to time, the Compensation Committee of our Board of Directors grants certain employees performance-based RSUs and stock options. For the year ended December 31, 2025, we granted 8.4 million shares of other performance awards with grant date fair value, net of forfeitures, of $1.70 billion. For the years ended December 31, 2024 and 2023, the shares granted were not material.

As of December 31, 2025, we had unrecognized stock-based compensation expense of $1.79 billion under these grants to purchase or receive an aggregate 13.0 million shares of our common stock. For awards probable of achievement, we estimate the unrecognized stock-based compensation expense of $831 million will be recognized over a weighted-average period of 3.3 years.

For the year ended December 31, 2025, we recorded $323 million of stock-based compensation expense related to these grants, net of forfeitures. For the years ended December 31, 2024 and 2023, stock-based compensation expense related to these grants, net of forfeitures, were immaterial.

Summary Stock-Based Compensation Information

The following table summarizes our stock-based compensation expense by line item in the consolidated statements of operations (in millions):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenues	$ 870	$ 776	$ 741
Research and development	1,332	832	689
Selling, general and administrative	623	389	382
Restructuring and other	—	2	—
Total	$ 2,825	$ 1,999	$ 1,812

Income tax benefits recognized from stock-based compensation expense during the years ended December 31, 2025, 2024 and 2023 were $517 million, $371 million and $326 million, respectively. During the years ended December 31, 2025, 2024 and 2023, stock-based compensation expense capitalized to our consolidated balance sheets was $238 million, $198 million and $199 million, respectively. As of December 31, 2025, we had $5.82 billion of total unrecognized stock-based compensation expense related to non-performance awards, which will be recognized over a weighted-average period of 2.6 years.

Note 12 – Income Taxes

Our income before provision for (benefit from) income taxes for the years ended December 31, 2025, 2024 and 2023 was as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Domestic	$ 4,766	$ 2,292	$ 3,196
Noncontrolling interest and redeemable noncontrolling interest	61	62	(23)
Foreign	451	6,636	6,800
Income before income taxes	$ 5,278	$ 8,990	$ 9,973

A provision for (benefit from) income taxes of $1.42 billion, $1.84 billion and $(5.00) billion has been recognized for the years ended December 31, 2025, 2024 and 2023, respectively. The components of the provision for (benefit from) income taxes for the years ended December 31, 2025, 2024 and 2023 consisted of the following (in millions):

	Year Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ —	$ —	$ 48
State	5	45	57
Foreign	1,295	1,315	1,243
Total current	1,300	1,360	1,348
Deferred:			
Federal	434	831	(5,246)
State	21	(49)	(653)
Foreign	(332)	(305)	(450)
Total deferred	123	477	(6,349)
Total provision for (benefit from) income taxes	$ 1,423	$ 1,837	$ (5,001)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, *Summary of Significant Accounting Policies*, the reconciliation of taxes at the federal statutory rate to our provision for (benefit from) income taxes for the year ended December 31, 2025 was as follows (in millions, except for percentages):

	Amount	Percent
U.S. federal statutory tax rate	$ 1,108	21.0 %
Foreign tax effects		
China		
Statutory tax rate difference between China and United States	60	1.1
Withholding tax	361	6.8
Other	(37)	(0.7)
Other foreign jurisdictions	331	6.3
Tax credits		
Research and development tax credits	(352)	(6.7)
Foreign tax credits	(327)	(6.2)
Changes in valuation allowances	389	7.5
Nontaxable or nondeductible items		
Nontaxable manufacturing credits	(354)	(6.7)
Stock-based compensation	(172)	(3.3)
Other	83	1.6
Changes in unrecognized tax benefits	194	3.7
Other adjustments	139	2.6
Effective tax rate	$ 1,423	27.0 %

The reconciliation of taxes at the federal statutory rate to our provision for (benefit from) income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows (in millions):

	Year Ended December 31,	
	2024	2023
Tax at statutory federal rate	$ 1,887	$ 2,094
State tax, net of federal benefit	8	(372)
Excess tax benefits related to stock-based compensation	(267)	(288)
Nontaxable manufacturing credit	(291)	(101)
Foreign income rate differential	(545)	(816)
U.S. tax credits	(317)	(593)
GILTI and Subpart F inclusion	882	670
Unrecognized tax benefits	144	183
Change in valuation allowance	163	(5,962)
Other	173	184
Provision for (benefit from) income taxes	$ 1,837	$ (5,001)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, *Summary of Significant Accounting Policies*, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows (in millions):

Federal	$ 28
State	
California	86
Other states	65
Foreign	
China	751
Other countries	302
Total cash paid for income taxes, net of refunds	$ 1,232

Cash paid for income taxes, net of refunds, during the years ended December 31, 2024 and 2023 was $1.33 billion and $1.12 billion, respectively.

Deferred tax assets (liabilities) as of December 31, 2025 and 2024 consisted of the following (in millions):

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carry-forwards	$ 1,083	$ 1,295
Research and development credits	2,030	1,735
Other tax credits and attributes	2,090	1,325
Deferred revenue	999	1,101
Inventory and warranty reserves	2,269	1,769
Operating lease right-of-use liabilities	1,376	1,186
Capitalized research and development costs	2,365	2,448
Deferred GILTI tax assets	709	691
Other	570	412
Total deferred tax assets	13,491	11,962
Valuation allowance	(1,765)	(1,224)
Deferred tax assets, net of valuation allowance	11,726	10,738
Deferred tax liabilities:		
Depreciation and amortization	(3,146)	(2,658)
Operating lease right-of-use assets	(1,267)	(1,097)
Other	(514)	(561)
Total deferred tax liabilities	(4,927)	(4,316)
Deferred tax assets (liabilities), net of valuation allowance	$ 6,799	$ 6,422

As of December 31, 2025, we maintained valuation allowances of $1.77 billion for deferred tax assets that are not more likely than not to be realized, which primarily included our California deferred tax assets, U.S. foreign tax credits and certain capitalized foreign expenses. The valuation allowance on our net deferred tax assets increased by $541 million and $332 million during the years ended December 31, 2025 and 2024, respectively, and decreased by $6.46 billion during the year ended December 31, 2023. The changes in valuation allowances during the years ended December 31, 2025 and 2024 were primarily due to the changes of our California deferred tax assets, U.S. foreign tax credits and certain capitalized foreign expenses. The change in valuation allowance during the year ended December 31, 2023 was primarily due to the release of our valuation allowance with respect to our U.S. federal and certain state deferred tax assets. In the fourth quarter of 2023, based on the relevant weight of positive and negative evidence, including the amount of our taxable income in recent years which was objective and verifiable, and consideration of our expected future taxable earnings, we concluded that it is more likely than not that most of our U.S. federal and certain state deferred tax assets are realizable and released the valuation allowance on these deferred tax assets. Our deferred tax assets without a valuation allowance are more likely than not to be realized given the expectation of future earnings in the respective jurisdictions.

As of December 31, 2025, we had $3.56 billion of federal and $8.22 billion of state net operating loss carry-forwards available to offset future taxable income, an immaterial amount of which, if not utilized, will begin to expire in 2026. Federal and state laws can impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an "ownership change," as defined in Section 382 of the Internal Revenue Code. We have determined that no significant limitation would be placed on the utilization of our net operating loss and tax credit carry-forwards due to prior ownership changes or expirations.

As of December 31, 2025, we had federal research and development tax credits of $1.83 billion, federal renewable energy tax credits of $1.38 billion, and state research and development tax credits of $1.21 billion. Most of our state research and development tax credits were in the state of California. If not utilized, some of the federal tax credits may expire in various amounts beginning in 2036. However, California research and development tax credits can be carried forward indefinitely.

As of December 31, 2025, we intend to indefinitely reinvest our foreign earnings and cash unless such repatriation results in no or minimal tax costs. We have recorded the taxes associated with the foreign earnings we intend to repatriate in the future. For the earnings we intend to indefinitely reinvest, no deferred tax liabilities for foreign withholding or other taxes have been recorded. The estimated amount of such unrecognized withholding tax liability associated with the indefinitely reinvested earnings is approximately $371 million.

Uncertain Tax Positions

The changes to our gross unrecognized tax benefits were as follows (in millions):

December 31, 2022	$ 870
Increases in balances related to prior year tax positions	59
Decreases in balances related to settlement with tax authorities	(6)
Increases in balances related to current year tax positions	255
Decreases in balances related to expiration of the statute of limitations	(4)
December 31, 2023	1,174
Increases in balances related to prior year tax positions	51
Decreases in balances related to prior year tax positions	(27)
Increases in balances related to current year tax positions	227
Decreases in balances related to settlement with tax authorities	(4)
Decreases in balances related to expiration of the statute of limitations	(4)
December 31, 2024	1,417
Increases in balances related to prior year tax positions	64
Decreases in balances related to prior year tax positions	(24)
Increases in balances related to current year tax positions	305
Decreases in balances related to settlement with tax authorities	(3)
Decreases in balances related to expiration of the statute of limitations	(13)
December 31, 2025	$ 1,746

We include interest and penalties related to unrecognized tax benefits in income tax expense. We recognized net interest and penalties related to unrecognized tax benefits in provision for (benefit from) income taxes line of our consolidated statements of operations of $10 million, $23 million and $17 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, and 2024, we have accrued $79 million and $69 million, respectively, related to interest and penalties on our unrecognized tax benefits. Unrecognized tax benefits of $1.41 billion, if recognized, would affect our effective tax rate.

We file income tax returns in the U.S. and various state and foreign jurisdictions. We are currently under examination by the Internal Revenue Service ("IRS") for the years 2015 to 2018. Additional tax years within the periods 2004 to 2014 and 2019 to 2024 remain subject to examination for federal income tax purposes. All net operating losses and tax credits generated to date are subject to adjustment for U.S. federal and state income tax purposes. Our returns for 2004 and subsequent tax years remain subject to examination in U.S. state and foreign jurisdictions.

Note 13 – Commitments and Contingencies

Legal Proceedings

Litigation Relating to 2018 CEO Performance Award

On June 4, 2018, a purported Tesla stockholder filed a putative class and derivative action in the Delaware Court of Chancery against Elon Musk and the members of Tesla's board of directors as then constituted, alleging corporate waste, unjust enrichment and that such board members breached their fiduciary duties by approving the 2018 CEO Performance Award. Trial was held November 14-18, 2022. On January 30, 2024, the Court issued an opinion finding that the 2018 CEO Performance Award should be rescinded. Plaintiff's counsel filed a brief seeking a fee award of 29,402,900 Tesla shares, plus expenses of $1,120,115.50. Tesla opposed the fee request, and at Tesla's 2024 Annual Meeting of Stockholders, 72% of the disinterested voting shares of Tesla, excluding shares owned by Mr. Musk and Kimbal Musk, voted to ratify the 2018 CEO Performance Award. Because Tesla's disinterested stockholders voted to ratify the 2018 CEO Performance Award, Mr. Musk and the other director defendants, joined by Tesla, filed a brief seeking to revise the Court's January 30, 2024 opinion. On December 2, 2024, the Court issued an opinion denying the motion to revise the Court's January 30, 2024 opinion and awarded Plaintiff's counsel fees in the amount of $345 million. A final judgment was entered by the Court, and the director defendants and Tesla appealed the decisions to the Delaware Supreme Court. Tesla and the Director Defendants filed their response briefs on March 11, 2025. Plaintiffs filed their opening brief on April 25, 2025, and reply briefs were filed on May 16, 2025. Oral argument occurred on October 15, 2025. On December 19, 2025, the Delaware Supreme Court reversed the Court of Chancery's rescission order, reinstating Mr. Musk's 2018 compensation package, and awarded $1 in nominal damages. The Court also significantly reduced the attorney fee award.

Litigation Related to Directors' Compensation

On June 17, 2020, a purported Tesla stockholder filed a derivative action in the Delaware Court of Chancery, purportedly on behalf of Tesla, against certain of Tesla's current and former directors regarding compensation awards granted to Tesla's directors, other than Elon Musk, between 2017 and 2020. The suit asserts claims for breach of fiduciary duty and unjust enrichment and seeks declaratory and injunctive relief, unspecified damages and other relief. Defendants filed their answer on September 17, 2020.

On July 14, 2023, the parties filed a Stipulation and Agreement of Compromise and Settlement, which does not involve an admission of any wrongdoing by any party. Pursuant to the terms of the agreement, Tesla provided notice of the proposed settlement to stockholders of record as of July 14, 2023. The Court held a hearing regarding the settlement on October 13, 2023, after which it took the settlement and Plaintiff's counsel fees request under advisement. On January 8, 2025, the Court approved the settlement and awarded Plaintiff's counsel fees in the amount of approximately $176 million. A final judgment was entered by the Court on January 13, 2025.

The Company disagrees with the amount of attorneys' fees awarded by the court. On February 10, 2025, Tesla appealed the attorneys' fee award amount to the Delaware Supreme Court. Tesla did not appeal the Delaware Court of Chancery's approval of the underlying settlement. Also on February 10, 2025, a single shareholder appealed the approval of the settlement. This shareholder's appeal does not seek to alter any material terms (e.g., financial contributions or the defendants' obligations under the Settlement Agreement). The Delaware Court of Chancery had previously rejected this shareholder's objections when approving the Settlement Agreement. Tesla's appeal of the attorneys' fee award and the single shareholder's appeal have been fully briefed. Oral argument occurred on October 29, 2025, and the parties are awaiting a decision.

Because neither Tesla's appeal nor the shareholder's appeal seeks to vacate the Settlement Agreement or materially modify its terms, the Company implemented the provisions of the Settlement Agreement in May 2025 by cancelling the options requiring cancellation under its terms.

In connection with the settlement, Tesla received $277 million from certain directors and paid Plaintiff's counsel fees of $176 million (which, as noted above, the Company is appealing) in the three months ended March 31, 2025. We recorded a $31 million reversal of previously recognized stock-based compensation expense in association with the returned awards and increased our provision for income taxes in relation to the return of directors' compensation. As the settlement was an equity transaction, the net impact to additional paid-in-capital was $110 million in the three months ended March 31, 2025.

Litigation Relating to Potential Going Private Transaction

Between October 17, 2018 and March 8, 2021, seven derivative lawsuits were filed in the Delaware Court of Chancery, purportedly on behalf of Tesla, against Mr. Musk and the members of Tesla's board of directors, as constituted at relevant times, in relation to statements made and actions connected to a potential going private transaction, with certain of the lawsuits challenging additional Twitter posts by Mr. Musk, among other things. Several of those actions were consolidated. All the non-consolidated cases have been dismissed with prejudice through a stipulation and order. A stipulation for dismissal with prejudice of the consolidated case was filed on December 24, 2025, and the parties are waiting for the court to approve it. In addition to these cases, two derivative lawsuits were filed on October 25, 2018 and February 11, 2019 in the U.S. District Court for the District of Delaware, purportedly on behalf of Tesla, against Mr. Musk and the members of the Tesla board of directors as then constituted. Those cases were also consolidated, and on April 25, 2025, were dismissed with prejudice through a stipulation and order.

On October 21, 2022, a lawsuit was filed in the Delaware Court of Chancery by a purported shareholder of Tesla alleging, among other things, that board members breached their fiduciary duties in connection with their oversight of the Company's 2018 settlement with the SEC, as amended. Among other things, the plaintiff seeks reforms to the Company's corporate governance and internal procedures, unspecified damages, and attorneys' fees. The lawsuit has been stayed.

Certain Derivative Lawsuits in Delaware

Before converting from a Delaware to Texas corporation on June 13, 2024, three separate derivative actions brought by purported Tesla stockholders were filed in the Delaware Court of Chancery on May 24, June 10 and June 13, 2024, purportedly on behalf of Tesla, against current and former directors regarding topics involving Elon Musk and others, X Corp. (formerly Twitter) and xAI. These suits assert various claims, including breach of fiduciary duty and breach of contract, and seek unspecified damages and other relief. On August 6, 2024, the plaintiffs in these three actions moved to consolidate the matters into a single case. The Court consolidated two of the three cases. Tesla and the directors filed motions to dismiss, and oral argument on those motions occurred on October 22, 2025.

Litigation and Investigations Relating to Alleged Discrimination and Harassment

On February 9, 2022, the California Civil Rights Department ("CRD," formerly "DFEH") filed a civil complaint against Tesla in Alameda County, California Superior Court, alleging systemic race discrimination, hostile work environment and pay equity claims, among others. CRD's amended complaint seeks monetary damages and injunctive relief. The trial is currently set for July 20, 2026.

Additionally, on June 1, 2022 the Equal Employment Opportunity Commission ("EEOC") issued a cause finding against Tesla that closely parallels the CRD's allegations. On September 28, 2023, the EEOC filed a civil complaint against Tesla in the United States District Court for the Northern District of California asserting claims for race harassment and retaliation and seeking, among other things, monetary and injunctive relief. The case is in discovery with no trial date set.

Other Litigation Related to Our Products and Services

We are also subject to various lawsuits that seek monetary and other injunctive relief. These lawsuits include proposed class actions and other consumer claims that allege, among other things, purported defects and misrepresentations related to our products and services. For example, on September 14, 2022, a proposed class action was filed against Tesla, Inc. and related entities in the U.S. District Court for the Northern District of California, alleging various claims about the Company's driver assistance technology systems under state and federal law. This case was later consolidated with several other proposed class actions, and a Consolidated Amended Complaint was filed on October 28, 2022, which seeks damages and other relief on behalf of all persons who purchased or leased from Tesla between January 1, 2016, to the present. On March 22, 2023, the plaintiffs filed a motion for a preliminary injunction to order Tesla to (1) cease using the term "Full Self-Driving Capability" (FSD Capability), (2) cease the sale and activation of FSD Capability and deactivate FSD Capability on Tesla vehicles, and (3) provide certain notices to consumers about proposed court-findings about the accuracy of the use of the terms Autopilot and FSD Capability. Tesla opposed the motion. On September 30, 2023, the Court denied the request for a preliminary injunction, compelled four of five plaintiffs to arbitration, and dismissed the claims of the fifth plaintiff with leave to amend the complaint. On October 31, 2023, the remaining plaintiff filed an amended complaint, which Tesla moved to dismiss, and on May 15, 2024, the Court granted in part and denied in part Tesla's motion. On May 6, 2025, the plaintiff filed a motion for class certification, which Tesla opposed, and on August 18, 2025, the Court certified a limited class comprised of California consumers who are not subject to an arbitration agreement. On September 1, 2025, Tesla filed a petition in the United States Court of Appeals for the Ninth Circuit for permission to appeal the class certification order, and on December 18, 2025, the Ninth Circuit granted Tesla's petition. On January 5, 2026, the district court stayed the case pending resolution of the proceedings before the Ninth Circuit. Tesla's opening brief in the Ninth Circuit is due on March 12, 2026. On October 2, 2023, a similar proposed class action was filed in San Diego County Superior Court in California. Tesla subsequently removed the San Diego County case to federal court and on January 8, 2024, the federal court granted Tesla's motion to transfer the case to the U.S. District Court for the Northern District of California. Tesla moved to compel arbitration, which the plaintiff did not oppose, and on June 27, 2024, the Court stayed the case pending arbitration.

On February 27, 2023, a proposed class action was filed in the U.S. District Court for the Northern District of California against Tesla, Inc., Elon Musk and certain current and former Company executives. The complaint alleges that the defendants made material misrepresentations and omissions about the Company's Autopilot and FSD Capability technologies and seeks money damages and other relief on behalf of persons who purchased Tesla stock between February 19, 2019, and February 17, 2023. An amended complaint was filed on September 5, 2023, naming only Tesla, Inc. and Elon Musk as defendants. On November 6, 2023, Tesla moved to dismiss the amended complaint. On September 30, 2024, the Court granted Tesla's motion to dismiss without prejudice. On November 26, 2024, the court issued a final judgment in Tesla's favor, and on December 23, 2024, the plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit. Oral argument occurred on November 20, 2025, and on December 2, 2025, the Ninth Circuit issued a memorandum decision affirming the district court's dismissal of the amended complaint. On December 29, 2025, the Court's clerk issued a mandate closing the case.

On August 4, 2025, a proposed class action was filed in the U.S. District Court Western District of Texas against Tesla, Inc., Elon Musk, and certain current and former Company executives. The complaint alleges that the defendants violated federal securities laws through alleged material misrepresentations in public filings regarding the effectiveness of Autopilot, Full-Self Driving (Supervised), and Robotaxi. The complaint seeks monetary damages and other relief on behalf of persons who purchased Tesla stock between April 19, 2023, and June 22, 2025.

The Company intends to vigorously defend itself in these matters; however, we cannot predict the outcome or impact. We are unable to reasonably estimate the possible loss or range of loss, if any, associated with these claims, unless noted.

Benavides v. Tesla, Inc.

On August 1, 2025, a jury in the U.S. District Court for the Southern District of Florida reached a verdict in a product liability trial relating to certain allegations regarding the use of our Autopilot technology in a 2019 accident that resulted in a fatality and injuries. The jury awarded $129 million in total compensatory damages, finding the driver 67% at fault and the Company 33% at fault. The jury also awarded $200 million in punitive damages. On September 15, 2025, the Company filed a post-trial motion for judgment as a matter of law or, in the alternative, a new trial on all issues or an amended judgment to lesser compensatory and punitive damages. Although we believe that the facts and law do not justify the damages awarded, the Company has recorded an immaterial accrual.

We have experienced, and we expect to continue to face, claims and regulatory scrutiny arising from or related to misuse or claimed failures or alleged misrepresentations of new technologies that we are pioneering. We are unable to reasonably estimate the possible loss or range of loss, if any, associated with these claims, unless noted. An unfavorable outcome in some or all of these proceedings could have a material adverse impact on results of operations or cash flows for a particular period. Our view of these matters is subject to inherent uncertainties and may change in the future.

Certain Investigations and Other Matters

We regularly receive requests for information, including subpoenas, from regulators and governmental authorities such as the National Highway Traffic Safety Administration, the National Transportation Safety Board, the SEC, the Department of Justice ("DOJ"), and various local, state, federal, and international agencies. The ongoing requests for information include topics such as operations, technology (e.g., vehicle functionality, vehicle incidents, Autopilot and FSD Capability and Robotaxi), compliance, finance, data privacy, and other matters related to Tesla's business, its personnel, and related parties. We routinely cooperate with such formal and informal requests for information, investigations, and other inquiries. To our knowledge no government agency in any ongoing investigation has concluded that any wrongdoing occurred. We cannot predict the outcome or impact of any ongoing matters. Should the government decide to pursue an enforcement action, there exists the possibility of a material adverse impact on our business, results of operations, prospects, cash flows, financial position or brand.

We are also subject to various other legal proceedings, risks and claims that arise from the normal course of business activities. For example, on August 5, 2023, a putative class action was filed in the United States District Court for the Northern District of California, purportedly on behalf of all U.S. individuals impacted by a data misappropriation incident earlier that year. Several additional lawsuits followed, each asserting claims under various state laws and seeking monetary damages and other relief. If an unfavorable ruling or development were to occur in these or other possible legal proceedings, risks and claims, there exists the possibility of a material adverse impact on our business, results of operations, prospects, cash flows, financial position or brand.

Letters of Credit

As of December 31, 2025, we had $556 million of unused letters of credit outstanding.

Note 14 – Variable Interest Entity Arrangements

We have entered into various arrangements with investors to facilitate the funding and monetization of our energy generation systems and vehicles. In particular, our wholly owned subsidiaries and fund investors have formed and contributed cash and assets into various financing funds and entered into related agreements. We have determined that the funds are VIEs and we are the primary beneficiary of these VIEs by reference to the power and benefits criterion under ASC 810, *Consolidation*. We have considered the provisions within the agreements, which grant us the power to manage and make decisions that affect the operation of these VIEs, including determining the energy generation systems and the associated customer contracts to be sold or contributed to these VIEs, redeploying energy generation systems and managing customer receivables. We consider that the rights granted to the fund investors under the agreements are more protective in nature rather than participating.

As the primary beneficiary of these VIEs, we consolidate in the financial statements the financial position, results of operations and cash flows of these VIEs, and all intercompany balances and transactions between us and these VIEs are eliminated in the consolidated financial statements. Cash distributions of income and other receipts by a fund, net of agreed upon expenses, estimated expenses, tax benefits and detriments of income and loss and tax credits, are allocated to the fund investor and our subsidiary as specified in the agreements.

Generally, our subsidiary has the option to acquire the fund investor's interest in the fund for an amount based on the market value of the fund or the formula specified in the agreements.

Upon the sale or liquidation of a fund, distributions would occur in the order and priority specified in the agreements.

Pursuant to management services, maintenance and warranty arrangements, we have been contracted to provide services to the funds, such as operations and maintenance support, accounting, lease servicing and performance reporting. In some instances, we have guaranteed payments to the fund investors as specified in the agreements. A fund's creditors have no recourse to our general credit or to that of other funds. Certain assets of the funds have been pledged as collateral for their obligations.

The aggregate carrying values of the VIEs' assets and liabilities, after elimination of any intercompany transactions and balances, in the consolidated balance sheets were as follows (in millions):

	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 109	$ 49
Accounts receivable, net	11	18
Prepaid expenses and other current assets	198	276
Total current assets	318	343
Operating lease vehicles, net	456	392
Energy generation and storage systems, net	2,177	2,310
Other non-current assets	183	183
Total assets	$ 3,134	$ 3,228
Liabilities		
Current liabilities		
Accrued liabilities and other	$ 49	$ 32
Deferred revenue	6	6
Current portion of debt and finance leases	1,364	2,114
Total current liabilities	1,419	2,152
Deferred revenue, net of current portion	60	71
Debt and finance leases, net of current portion	1,679	1,834
Total liabilities	$ 3,158	$ 4,057

Note 15 – Related Party Transactions

Tesla periodically does business with certain entities with which its CEO and directors are affiliated, such as xAI, SpaceX, The Boring Company and Redwood Materials, in accordance with our Related Person Transactions Policy. During the year ended December 31, 2025, we recognized $430 million of revenues and $285 million of cost of revenues from xAI for its purchase of our Megapack products in the ordinary course of business. Other transactions with xAI and other related parties during the year ended December 31, 2025 were immaterial. During the years ended December 31, 2024 and 2023, transactions with related parties were immaterial.

In January 2026, the Company entered into an agreement with xAI to invest approximately $2 billion to acquire shares of Series E Preferred Stock of xAI. As the investment is not in-substance common stock and the fair value is not readily determinable, we will account for the equity investment using the measurement alternative in accordance with ASC 321, *Investments – Equity Securities*. The equity investment will be initially recorded at cost on our consolidated balance sheet as a long-term investment subsequently adjusted only for observable price changes for identical or similar securities, net of any potential impairment, which will be evaluated quarterly. We will recognize any changes in the basis of the equity investment in Other (expense) income, net in the consolidated statements of operations.

Note 16 – Segment Reporting and Information about Geographic Areas

Our Chief Executive Officer, as the CODM, organizes our company, manages resource allocations and measures performance among two operating and reportable segments: (i) automotive and (ii) energy generation and storage. The automotive segment includes the design, development, manufacturing, sales and leasing of electric vehicles as well as sales of automotive regulatory credits. Additionally, the automotive segment also includes services and other, which includes sales of used vehicles, non-warranty maintenance services and collision, paid Supercharging sessions, automotive insurance business revenue, part sales and retail merchandise sales. The energy generation and storage segment includes the design, manufacture, installation, sales and leasing of energy generation and storage products and related services and sales of energy generation incentives.

Our CODM does not evaluate operating segments using asset or liability information. The CODM uses gross profit to allocate operating and capital resources and assesses performance of each segment by comparing actual gross profit results to historical results and previously forecasted financial information. The following table presents revenues, cost of revenues and gross profit by reportable segment (in millions):

	Year Ended December 31,		
	2025	2024	2023
Automotive segment			
Revenues	$ 82,056	$ 87,604	$ 90,738
Cost of revenues (1)	$ 68,764	$ 72,794	$ 74,219
Gross profit	$ 13,292	$ 14,810	$ 16,519
Energy generation and storage segment			
Revenues	$ 12,771	$ 10,086	$ 6,035
Cost of revenues (2)	$ 8,969	$ 7,446	$ 4,894
Gross profit	$ 3,802	$ 2,640	$ 1,141

(1) Depreciation and amortization included in Cost of revenues for the automotive segment for the years ended December 31, 2025, 2024 and 2023 was $3.78 billion, $3.68 billion and $3.45 billion, respectively.

(2) Depreciation and amortization included in Cost of revenues for the energy generation and storage segment for the years ended December 31, 2025, 2024 and 2023 was $355 million, $377 million and $343 million, respectively.

The following table presents revenues by geographic area based on the sales location of our products (in millions):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 47,627	$ 47,725	$ 45,235
China	20,962	20,944	21,745
Other international	26,238	29,021	29,793
Total	$ 94,827	$ 97,690	$ 96,773

The following table presents long-lived assets by geographic area (in millions):

	December 31, 2025	December 31, 2024
United States	$ 35,847	$ 32,461
Germany	4,775	4,175
Other international	4,625	4,124
Total	$ 45,247	$ 40,760

The following table presents inventory by reportable segment (in millions):

	December 31, 2025	December 31, 2024
Automotive	$ 9,678	$ 9,988
Energy generation and storage	2,714	2,029
Total	$ 12,392	$ 12,017

Note 17 – Restructuring and Other

In 2025, we initiated certain actions in order to reduce costs and improve efficiency through convergence of AI chip design efforts. As a result, we recognized $390 million of expenses, within our automotive segment, related to charges for supercomputer assets, contract terminations and employee terminations.

In the second quarter of 2024, we initiated and substantially completed certain restructuring actions to reduce costs and improve efficiency. As a result, we recognized $583 million of employee termination expenses in Restructuring and other in our consolidated income statement.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that our management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report which is included herein.

Limitations on the Effectiveness of Controls

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2025, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2025, as such terms are defined under Item 408(a) of Regulation S-K, except as follows:

On November 17, 2025, Vaibhav Taneja, Chief Financial Officer, adopted a Rule 10b5-1 trading arrangement for the potential sale of up to 84,000 shares of our common stock, subject to certain conditions. The arrangement's expiration date is January 31, 2027.

On November 26, 2025, Kathleen Wilson-Thompson, one of our directors, adopted a Rule 10b5-1 trading arrangement for the potential sale of up to 120,948 shares of our common stock, subject to certain conditions. The arrangement's expiration date is May 8, 2026.

Investment in xAI

On January 16, 2026, following review in a manner consistent with the Board's fiduciary duties and the Company's related party transactions policy (the "RPT Policy"), Tesla entered into an agreement to invest approximately $2 billion to acquire shares of Series E Preferred Stock of xAI as part of xAI's recent publicly-disclosed financing round. Tesla's investment was made on market terms consistent with those already received by other investors in the financing, including with respect to price, customary information rights and registration rights. Completion of the investment is subject to customary limited closing conditions, including applicable regulatory approvals.

As previously disclosed, Tesla and xAI have certain ongoing commercial relationships that are described in the Company's proxy statement for its 2025 Annual Meeting of Shareholders (the "2025 Proxy Statement"). In connection with the investment, Tesla and xAI also entered into certain framework agreement that, among other things, builds upon the existing relationship between Tesla and xAI by providing a framework for evaluating potential collaborations, with any specific projects to be implemented through separate negotiations, all of which will be subject to applicable approval processes (including the RPT Policy) and in a manner consistent with the Board's fiduciary duties.

As previously disclosed, Tesla shareholders had made a shareholder proposal regarding a potential investment in xAI for Tesla's 2025 Annual Meeting of Shareholders (the "xAI Proposal"). The Board did not recommend for or against the xAI Proposal. As also previously disclosed, at that shareholders' meeting, more votes were cast in favor of the xAI Proposal than against, but there were also a significant number of shares held by shareholders who abstained. Because the vote was advisory and no specific transaction was proposed at that time, the Board determined and disclosed in the 2025 Proxy Statement that it would examine next steps in light of the voting results (including the number of abstentions) and retain responsibility for any decisions regarding a potential investment in xAI, which would be evaluated under the RPT Policy. The 2025 Proxy Statement also disclosed that the Board would ultimately determine and implement strategies related to artificial intelligence (including any potential investment in xAI) in a manner consistent with its fiduciary duties and the RPT Policy, all of which it did in approving the xAI investment.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 of Form 10-K will be included in our proxy statement to be filed with the SEC in connection with the solicitation of proxies for our 2026 Annual Meeting of Shareholders (the "2026 Proxy Statement") and is incorporated herein by reference. The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial statements (see *Index to Consolidated Financial Statements* in Part II, Item 8 of this report)
2. All financial statement schedules have been omitted since the required information was not applicable or was not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements or the accompanying notes
3. The exhibits listed in the following *Index to Exhibits* are filed or incorporated by reference as part of this report

INDEX TO EXHIBITS(1)

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Certificate of Formation of the Registrant	10-Q	001-34756	3.1	July 24, 2024	
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-34756	3.1	May 16, 2025	
4.1	Specimen common stock certificate of the Registrant.	10-K	001-34756	4.1	January 30, 2025	
4.2	Fifth Amended and Restated Investors' Rights Agreement, dated as of August 31, 2009, between Registrant and certain holders of the Registrant's capital stock named therein.	S-1	333-164593	4.2	January 29, 2010	
4.3	Amendment to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 20, 2010, between Registrant and certain holders of the Registrant's capital stock named therein.	S-1/A	333-164593	4.2A	May 27, 2010	
4.4	Amendment to Fifth Amended and Restated Investors' Rights Agreement between Registrant, Toyota Motor Corporation and certain holders of the Registrant's capital stock named therein.	S-1/A	333-164593	4.2B	May 27, 2010	
4.5	Amendment to Fifth Amended and Restated Investor's Rights Agreement, dated as of June 14, 2010, between Registrant and certain holders of the Registrant's capital stock named therein.	S-1/A	333-164593	4.2C	June 15, 2010	
4.6	Amendment to Fifth Amended and Restated Investor's Rights Agreement, dated as of November 2, 2010, between Registrant and certain holders of the Registrant's capital stock named therein.	8-K	001-34756	4.1	November 4, 2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.7	Waiver to Fifth Amended and Restated Investor's Rights Agreement, dated as of May 22, 2011, between Registrant and certain holders of the Registrant's capital stock named therein.	S-1/A	333-174466	4.2E	June 2, 2011	
4.8	Amendment to Fifth Amended and Restated Investor's Rights Agreement, dated as of May 30, 2011, between Registrant and certain holders of the Registrant's capital stock named therein.	8-K	001-34756	4.1	June 1, 2011	
4.9	Sixth Amendment to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 15, 2013 among the Registrant, the Elon Musk Revocable Trust dated July 22, 2003 and certain other holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	May 20, 2013	
4.10	Waiver to Fifth Amended and Restated Investor's Rights Agreement, dated as of May 14, 2013, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.2	May 20, 2013	
4.11	Waiver to Fifth Amended and Restated Investor's Rights Agreement, dated as of August 13, 2015, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	August 19, 2015	
4.12	Waiver to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 18, 2016, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	May 24, 2016	
4.13	Waiver to Fifth Amended and Restated Investors' Rights Agreement, dated as of March 15, 2017, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	March 17, 2017	
4.14	Waiver to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 1, 2019, between the Registrant and certain holders of the capital stock of the Registrant named therein.	8-K	001-34756	4.1	May 3, 2019	
4.15	Voting Agreement, dated as of September 3, 2025	8-K	001-34756	10.3	November 7, 2025	
4.16	Indenture, dated as of May 22, 2013, by and between the Registrant and U.S. Bank National Association.	8-K	001-34756	4.1	May 22, 2013	
4.17	Description of Registrant's Securities	—	—	—	—	X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.1**	Form of Indemnification Agreement between the Registrant and its directors and officers.	8-K	3000-34756	10.1	September 5, 2025	
10.2**	2003 Equity Incentive Plan.	S-1/A	333-164593	10.2	May 27, 2010	
10.3**	Form of Stock Option Agreement under 2003 Equity Incentive Plan.	S-1	333-164593	10.3	January 29, 2010	
10.4**	Amended and Restated 2010 Equity Incentive Plan.	10-K	001-34756	10.4	February 23, 2018	
10.5**	Form of Stock Option Agreement under 2010 Equity Incentive Plan.	10-K	001-34756	10.6	March 1, 2017	
10.6**	Form of Restricted Stock Unit Award Agreement under 2010 Equity Incentive Plan.	10-K	001-34756	10.7	March 1, 2017	
10.7**	Amended and Restated 2010 Employee Stock Purchase Plan, effective as of February 1, 2017.	10-K	001-34756	10.8	March 1, 2017	
10.8**	Tesla, Inc. Amended and Restated 2019 Equity Incentive Plan	8-K	001-34756	10.1	November 7, 2025	
10.9**	Form of Stock Option Agreement under Amended and Restated 2019 Equity Incentive Plan.					X
10.10**	Form of Restricted Stock Unit Award Agreement under Amended and Restated 2019 Equity Incentive Plan.					X
10.11**	Employee Stock Purchase Plan, effective as of June 12, 2019.	S-8	333-232079	4.5	June 12, 2019	
10.12**	2012 SolarCity Equity Incentive Plan and form of agreements used thereunder.	S-1(1)	333-184317	10.3	October 5, 2012	
10.13**	Offer Letter between the Registrant and Elon Musk dated October 13, 2008.	S-1	333-164593	10.9	January 29, 2010	
10.14**	Performance Stock Option Agreement between the Registrant and Elon Musk dated January 21, 2018.	DEF 14A	001-34756	Appendix A	February 8, 2018	
10.15	Indemnification Agreement, effective as of June 23, 2020, between Registrant and Elon R. Musk.	10-Q	001-34756	10.4	July 28, 2020	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.16**	2025 CEO Interim Restricted Stock Agreement, dated August 3, 2025	8-K	001-34756	10.1	August 4, 2025	
10.17**	Tesla, Inc. 2025 CEO Performance Award Agreement, dated as of September 3, 2025	S-8	333-291402	4.4	November 10, 2025	
10.18†	Agreement for Tax Abatement and Incentives, dated as of May 7, 2015, by and between Tesla Motors, Inc. and the State of Nevada, acting by and through the Nevada Governor's Office of Economic Development.	10-Q	001-34756	10.1	August 7, 2015	
10.19††	Grant Contract for State-Owned Construction Land Use Right, dated as of October 17, 2018, by and between Shanghai Planning and Land Resource Administration Bureau, as grantor, and Tesla (Shanghai) Co., Ltd., as grantee (English translation).	10-Q	001-34756	10.2	July 29, 2019	
10.20	Credit Agreement, dated as of January 20, 2023, among Tesla, Inc., the Lenders and Issuing Banks from time to time party thereto, Citibank, N.A., as Administrative Agent and Deutsche Bank Securities, Inc., as Syndication Agent	10-K	001-34756	10.59	January 31, 2023	
19	Insider Trading Policy	10-K	001-34756	19	January 30, 2025	
21.1	List of Subsidiaries of the Registrant	—	—	—	—	X
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	—	—	—	—	X
31.1	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Executive Officer	—	—	—	—	X
31.2	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Financial Officer	—	—	—	—	X
32.1*	Section 1350 Certifications	—	—	—	—	X
97	Tesla, Inc. Clawback Policy	10-K	001-34756	97	January 29, 2024	
101.INS	Inline XBRL Instance Document	—	—	—	—	X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
101.SCH	Inline XBRL Taxonomy Extension Schema Document	—	—	—	—	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	—	—	—	—	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	—	—	—	—	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	—	—	—	—	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	—	—	—	—	X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					

* Furnished herewith
** Indicates a management contract or compensatory plan or arrangement
† Confidential treatment has been requested for portions of this exhibit
†† Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).
(1) The Registrant has excluded from the exhibits long-term debt that does not exceed 10 percent of the Company's total assets and agrees to furnish a copy of the instrument to the Commission upon request.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesla, Inc.

Date: January 28, 2026

/s/ Elon Musk

Elon Musk

Chief Executive Officer

(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Elon Musk Elon Musk	Chief Executive Officer and Director (Principal Executive Officer)	January 28, 2026
/s/ Vaibhav Taneja Vaibhav Taneja	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 28, 2026
/s/ Robyn Denholm Robyn Denholm	Director	January 28, 2026
/s/ Ira Ehrenpreis Ira Ehrenpreis	Director	January 28, 2026
/s/ Joseph Gebbia Joseph Gebbia	Director	January 28, 2026
/s/ Jack Hartung Jack Hartung	Director	January 28, 2026
/s/ James Murdoch James Murdoch	Director	January 28, 2026
/s/ Kimbal Musk Kimbal Musk	Director	January 28, 2026
/s/ JB Straubel JB Straubel	Director	January 28, 2026
/s/ Kathleen Wilson-Thompson Kathleen Wilson-Thompson	Director	January 28, 2026

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